



ROCK-TENN COMPANY





ROCK-TENN COMPANY 2007 ANNUAL REPORT

CONTENTS

This page and other pages in this annual report contain non-GAAP information.
A reconciliation to comparable GAAP numbers can be found in the appendix of this annual report.



0.49
0.77
2.07
05
06
07

Income per Share
in dollars



207.4
205.4
286.5
05
06
07

Credit Agreement EBITDA
in millions of dollars



153.3
153.5
238.3
05
06
07

Net Cash Provided by Operating Activities
in millions of dollars

Aggregate Net Sales

dollars in millions

Corrugated
6%
$158.3

Packaging Products
47%
$1,260.9

Merchandising Display
12%
$305.8

Paperboard
35%
$939.6

$2.316 Billion*

Fiscal 2007
**Excludes intersegment sales of $348.8 million*

Segment Income

dollars in millions

Corrugated
4%
$8.4

Packaging Products
24%
$49.3

Merchandising Display
18%
$38.7

Paperboard
54%
$114.2

$211 Million

Fiscal 2007

JAMES A. RUBRIGHT
Chairman
Chief Executive Officer



Dear Shareholders:

At the outset of 2007 our Company looked well positioned to have a very good year in an environment of much improved supply-demand balance for coated recycled paperboard. In the event, our Company had an extremely good year as our employees executed our business principles very well, taking advantage of favorable paperboard and converting markets and very strong demand for promotional displays.

Our record earnings of $81.7 million were $2.07 per share, up 169% over 2006; credit agreement EBITDA was $286 million, up 39% over 2006; and cash from operations net of capital expenditures was $160.3 million. These financial returns drove a 46% increase in our stock price, which, with dividends, resulted in a 48% total return to our shareholders in fiscal 2007.

Let's look at the business performance that underlies these results. Our paperboard mills ran very well all year, taking advantage of strong demand for bleached and coated recycled paperboard. We set numerous production records during the year at several of our mills, achieving record production overall. Based on these production levels and recent investments in our Battle Creek Mill in September 2007, we increased the stated capacity of our mill system at year end by 62,500 tons to 1,605,000 tons overall.

As our mill operating employees focused on production, our sales organization worked effectively to increase prices and improve

Paperboard Segment Income
in millions of dollars


120
105
90
75
60
45
30
15
0
114.2
62.2
31.6
Fiscal
05
06
07

Paperboard Segment Net Sales
in millions of dollars


1,000
875
750
625
500
375
250
125
0
939.6
819.7
615.4
Fiscal
05
06
07

our grade mix, as well as the geography of our customer base. All of these moves contributed to the increase in our net margins. These efforts and continued strong demand for paperboard increased realized paperboard prices across all grades $41 per ton over 2006, and produced record segment operating income of $114 million.

Operating in an environment of tight capacity and increasing prices, our mills still managed to increase customer satisfaction, as our employees continued to focus relentlessly on setting Rock-Tenn apart from its competitors, not only as the most profitable of our competitors, but by creating further brand value for our paperboard through superb product quality and customer service.

Our paperboard operations include recycled fiber acquisition, trading and brokerage operations that also turned in excellent results. In 2007, we sold an aggregate of 950,000 tons of recycled paper. While we have chosen to keep this business focused on fiber supply to our mills and leveraging our physical positions, this intense focus has created a profitable niche operation with an attractive ROIC.

Our packaging sector employees managed an exceptional achievement in 2007. With demand relatively weak for folding cartons and volumes of cartons shipped down 4.9% for the year, Rock-Tenn's packaging segment operating income was up 9.6% over 2006 to $49.3 million and return on sales increased to 3.9%. Our employees made great strides to improve our operating efficiency performance in 2007. Our 25 folding carton plants increased the overall operating rates of our principal operating assets 15% over 2006 by focusing on continuous improvement of our operations and standardizing and optimizing our operating procedures to the

Paperboard Sales by Grade

Rock-Tenn Company manufactures a wide variety of virgin and recycled paperboard grades focused on satisfying the needs of the folding carton industry.



Laminated & Binder
4.8%
Pulp
6.5%
Medium
9.8%
Uncoated Recycled Board
11.9%
Other
2.0%
Clay Coated Recycled Board
36.1%
SBS
28.9%
Fiscal 2007







PAPERBOARD:

Record Results in a Challenging Environment

Operating in a period of tight supply and improving markets, our mills used cost control initiatives in purchasing, energy consumption, materials management, transportation and productivity improvements to achieve record production and profit levels in 2007.

From top to bottom:

1. A division-wide emphasis on safety in 2007 resulted in a 20% decrease in injuries and a 69% reduction in lost work days.

2. Effective application of capital combined with productivity gains at nearly every facility resulted in a 4.1% increase in paperboard capacity.

3. The Paperboard Division's focus on quality and service led to its highest ever customer satisfaction rating of 8.7.



Folding Carton Division Customer Base

Our folding cartons protect and promote marketing messages across a diverse universe of food, cosmetic and paper products.



Food Products
66%
Dry Food
28%
Frozen Food
14%
Butter & Ice Cream
10%
Other Wet Foods
5%
Perishable Bakery
5%
Retail & QSR
4%
Paper Goods
11%
Medical & Cosmetic
13%
Other
10%
Fiscal 2007

FOLDING CARTON:

Performance Excellence – Breaking Through Historic Expectations of What Is Acceptable

Our Folding Carton employees implemented our new Performance Excellence culture in 2007. Performance excellence optimizes and standardizes the one best way to do every task necessary to meet our customers' demanding needs. We use standard metrics and data-based decision making to drive process improvements. Performance Excellence measures current performance against optimum performance, allowing employees to break through historic expectations of acceptable performance. We achieved significant increases in productivity and efficiency and reductions in waste that led to higher margins in an environment of soft industry volumes and rising input costs.





BREYERS

From left to right, top to bottom:

1. Nestlé's Prepared Foods Division entrusts its high-impact packaging requirements to Rock-Tenn Company's Folding Carton Division.
2. A recently installed high-speed, large format printing press provides an automated color control system and quick make-readies, optimizing production.
3. Good Humor-Breyers ice cream canister components, produced by the Folding Carton Division, utilize Rock-Tenn's CartonMate© Canister paperboard made at our Demopolis, Alabama mill.


50
45
40
35
30
25
20
15
10
5
0
33.4
45.0
49.3
Fiscal
05
06
07

Packaging Products Segment Income
in millions of dollars


1,280
1,120
960
800
640
480
320
160
0
994.0
1,267.8
1,260.9
Fiscal
05
06
07

Packaging Products Segment Net Sales
in millions of dollars

"one best way" operating model that we discussed in last year's letter. Our strategy is to seek and retain business that fits our plants and our operating model and that we can run profitably, leaving to others marginal business that is priced at below compensatory levels. This strategy has been essential to our success in passing through to our customers recent repeated paperboard price increases.

Our merchandising displays segment had a breakout year in sales and earnings. Sales of $305.8 million were up 31.1% and segment operating income of $38.7 million was up 136% over 2006. Our employees capitalized on strong order patterns, strengthening demand for in-store promotions, sales to new customers, and new and innovative products to achieve record sales, further strengthening Rock-Tenn Alliance Display's identity as the market leader in promotional displays. Our customers look to us for great merchandising ideas, innovative displays and faultless display program execution – and our employees delivered in 2007. We see many opportunities for continued growth in displays in 2008 and the Alliance team is focused on the many tasks that will enable them to raise their performance in 2008 to a level that further sets Alliance apart from its competitors and delivers value to our shareholders.

Our corrugated sector had an excellent year, increasing sales by 16.7% and operating income by 110%. Our sales gains were driven by further customer gains at our corrugators and by continuing to focus on value added sales and innovative products in our sheet plants. The Athens, Alabama corrugator that we acquired in 2004 continued to meet our expectations for profit growth and is now providing us with an attractive return. We see this sector as a great area for growth and are actively seeking opportunities to exploit.

Merchandising Displays Segment Income
in millions of dollars


40
35
30
25
20
15
10
5
0
17.6
16.4
38.7
Fiscal
05
06
07

Merchandising Displays Segment Net Sales
in millions of dollars


320
280
240
200
160
120
80
40
0
226.3
233.2
305.8
Fiscal
05
06
07

We continued to deliver on our commitment to make the Gulf States transaction a model for a well conceived and well executed acquisition. In 2007, we continued to drive out synergies above the $23 million target we committed to in March 2005. As accretive as the acquisition was in 2006, it was more so in 2007, probably in the range of $.38 per share more than the $.53 per share we estimated in last year's annual report. I have written to you about the difficulty of precisely measuring and tracking acquisition accretion and synergies after the fact, but we estimated them at $.91 per share in accretion and $35 million in synergies. Performance like this ought to show up in cash flow, and it did, as we exceeded our June 2005 to September 30, 2007 debt reduction commitment, net of acquisitions and stock repurchases, by $93 million.

Clearly our business environment improved in 2007 and certainly supply-demand balance for paperboard and demand for promotional displays and corrugated packaging all improved. This raises the question of how much of our 2007 improvement resulted from the tailwind, and the fortunate positioning of our businesses, and how much resulted from factors within our control. First of all, not every wind blew in our favor. We can begin with the fact that shipments of folding cartons declined in 2007, which industry data implies were down approximately 1%. In addition, recycled fiber costs and many other direct mill input costs increased sharply in 2007; recycled fiber costs alone increased $27 to $115 per ton.

In addition, in 2007, as in each year, we needed to increase our productivity enough to offset higher salaries and wages and health insurance costs for our 9,300 employees.

10 Years of Growth
dollars in millions

The success of Alliance in meeting growing promotional needs of consumer packaged goods companies has driven sales growth of 373% and operating income growth of 800% over the last 10 years.

Fiscal Year	Segment Net Sales	Segment Income
1997	$ 64.7	$ 4.3
2002	$218.6	$28.8
2007	$305.8	$38.7
Percent Change	**373%**	**800%**


BIG, BOLD
blast

ALLIANCE:

Creating Additional In-Store Value

Alliance achieved record sales of $306 million and record earnings in fiscal 2007. Growth of specialty packs, such as buy-one-get-one-free and promotional packaging, accelerated in 2007, creating tremendous growth opportunities for Rock-Tenn Alliance Display, particularly in the health and beauty and over-the-counter drug segments. Alliance is also the leader in meeting our customers' needs for mass customization, with innovative applications of digital printing technology. As consumer packaged goods companies continued to shift dollars from traditional advertising to in-store marketing, the overall demand for retail displays and special packs continued to increase.


COVERGIRL
BIG, BOLD
LOOK-AT-ME LASHES
lash blast
3


2

From top to bottom:

1. Designer collaboration develops displays that reflect brand equities, shopper needs and retailer requirements.
2. Alliance works closely with customer shopper marketing teams to develop great promotional messages.
3. Endcap display – new product launch for Procter & Gamble's Cover Girl® for Wal-Mart in October 2007.


makita
18V

Corrugated Sales

Rock-Tenn's corrugated packaging segment produces corrugated sheet stock for independent corrugated box manufacturers and brown box and high impact graphic packaging for a broad variety of manufacturers in the Southeast.


Sales to Other Rock-Tenn Divisions
14.4%
Corrugated Sheet Stock Sales to Independent Sheet Plants
61.4%
Corrugated Packaging Plant Sales to Third Parties
24.2%
Fiscal 2007

CORRUGATED:

Growth in Corrugated Packaging

Rock-Tenn's corrugated packaging segment increased sales by 17% and more than doubled segment income in 2007. Safety performance improved, leading to no lost-time injuries and a very low OSHA recordable injury rate of 0.99. The division continued to attract great new customers through design excellence, personal service and product quality. The result: after-tax return on investment of more than 15% in fiscal year 2007.



2



3

From top to bottom:

1. Our corrugated packaging plants produce everything from one-color brown boxes to multi-color, full-litho point-of-sale packaging for customer Makita USA, Inc.
2. Rock-Tenn's corrugator plants thrive by delivering consistent corrugated sheets to independent converters across the Southeast.
3. Rock-Tenn's Athens, Alabama corrugator, acquired in 2004, continues to set production records each quarter.

Corrugated Packaging Segment Income
in millions of dollars


9
8
7
6
5
4
3
2
1
0
8.4
4.0
3.5
Fiscal
05
06
07

Corrugated Packaging Segment Net Sales
in millions of dollars


160
140
120
100
80
60
40
20
0
158.3
135.7
118.5
Fiscal
05
06
07

And – although our mills charged higher paperboard prices to our outside customers – our packaging and corrugated businesses had to recover the higher board prices they paid our mills and their outside suppliers. Thus, we track closely our spreads of price over direct costs and our progress in increasing our productivity and reducing our costs to combat rising input costs. In fiscal 2007, we believe that slightly more than half of our $82.4 million increase in operating income before interest and taxes came from the net of higher prices over the net increase in direct input costs, excluding labor. The net increase in EBIT from actions we took to increase productivity, reduce waste and improve our businesses and processes (and sell more products) over our labor and indirect cost increases was approximately $35 million in fiscal 2007. That net improvement is the result of tremendous efforts by our employees in hundreds of projects around the Company, including Six Sigma process improvement projects, operational excellence-based advances, administrative process improvements that reduce costs, manufacturing productivity increases, energy usage reduction projects, driving folding carton synergies from acquisition-related plant consolidations – all things that we take as a way of life at Rock-Tenn, but without which we could not produce the returns we have. It is amazing to me to watch the process unfold, each day uncovering new ways to reduce our costs, increase our productivity and grow our top line. It is also an exciting challenge to start the meter all over again at the beginning of each new year, and I am confident that our teams are at it again and will produce results again in 2008. We will also continue to add significant value through innovation, incredible customer service and consistent product quality.

Rock-Tenn
Net Income
in millions of dollars


90
80
70
60
50
40
30
20
10
0
81.7
28.7
17.6
Fiscal
05
06
07

Rock-Tenn
Net Sales
in millions of dollars


2,400
2,100
1,800
1,500
1,200
900
600
300
0
2,315.8
2,138.1
1,733.5
Fiscal
05
06
07

Which brings me to the outlook for fiscal 2008. Demand for paperboard, particularly relative to supply, appears very good as it did at the outset of 2007. We should see continued price increase recovery in our paperboard sector into our second fiscal quarter. Folding carton demand appears to have picked up at the outset of the first quarter. Folding carton margins in 2008 should improve over 2007 from further pass through of prior paperboard price increases and absent further board price increases in 2008, from lower LIFO earnings charges. Our display business continued to see strong demand through the end of 2007, and the pricing environment for corrugated packaging continues to favor producers. Interest costs should be lower as well, with lower debt levels and an improving interest rate environment. All these factors, and the opportunities we see for further business improvements, provide the basis for our optimistic outlook for 2008.

In October 2007, our long-time director, Jimmy Johnson, retired from our Board of Directors for health reasons. Jimmy has been an invaluable member of our Board since 1984. On behalf of all the employees of Rock-Tenn who have benefited from his guidance and friendship and been infected by his unbridled affection for Rock-Tenn, I express our deep regret for his retirement, and great appreciation for his remarkable contributions to Rock-Tenn.

With best regards,

James A. Rubright
Chairman and Chief Executive Officer

Shareholder Return

Rock-Tenn Company's improved operating and financial performance during fiscal year 2007 provided the foundation for outstanding returns to Rock-Tenn's shareholders. During fiscal year 2007, Rock-Tenn's stock price increased $9.10 per share, a 46% increase.



15.10
19.80
28.90
05
06
07

Stock Price
in dollars on closing day of fiscal year



102
218
565
05
06
07

Average Daily Trading Volume
July 1–Sept. 30, in thousands of shares



57
65
82
05
06
07*

Institutional Ownership
in percent of shares outstanding
as of September 30, 2007



Total Debt
dollars in millions
1,000
950
900
850
800
750
700
650
600
915.1
806.1
722.3
September 30, 2005
September 30, 2006
September 30, 2007

Board of Directors and Leadership Team

BOARD OF DIRECTORS

STEPHEN G. ANDERSON, M.D.
Naples, Florida
Audit Committee; Nominating and Corporate Governance Committee

J. HYATT BROWN
Chairman and Chief Executive Officer
Brown & Brown, Inc.
Daytona Beach, Florida
Executive Committee; Nominating and Corporate Governance Committee

ROBERT M. CHAPMAN
Chief Operating Officer
Duke Realty Corporation
Duluth, Georgia

ROBERT B. CURREY
Chairman and Chief Executive Officer
Currey & Company, Inc.
Atlanta, Georgia
Audit Committee

RUSSELL M. CURREY
Executive Vice President and General Manager – Corrugated Packaging Division
Rock-Tenn Company
Norcross, Georgia

G. STEPHEN FELKER
Chairman and Chief Executive Officer
Avondale Incorporated
Monroe, Georgia
Compensation Committee

L.L. GELLERSTEDT III
President, Office/Multi-Family Division
Cousins Properties, Inc.
Atlanta, Georgia
Compensation Committee

JOHN D. HOPKINS
Counsel
Womble Carlyle Sandridge & Rice, PLLC
Atlanta, Georgia
Executive Committee; Nominating and Corporate Governance Committee

JAMES A. RUBRIGHT
Chairman and Chief Executive Officer
Rock-Tenn Company
Norcross, Georgia
Executive Committee

JOHN W. SPIEGEL
Ponte Vedra, Florida
Executive Committee; Audit Committee; Compensation Committee

BETTINA M. WHYTE
Amenia, New York

JAMES E. YOUNG
President and Chief Executive Officer
Citizens Trust Bank
Atlanta, Georgia
Audit Committee

LEADERSHIP TEAM

JAMES A. RUBRIGHT
Chairman and Chief Executive Officer

RUSSELL M. CURREY
Executive Vice President and General Manager – Corrugated Packaging Division

ERIK J. DEADWYLER
Executive Vice President and General Manager – Recycled Fiber

DAVID E. DREIBELBIS
Executive Vice President and General Manager – Paperboard Division

JAMES L. EINSTEIN
Executive Vice President and General Manager – Alliance Division

THOMAS J. GARLAND
Executive Vice President and General Manager of Mill Operations – Paperboard Division

MICHAEL E. KIEPURA
Executive Vice President and General Manager – Folding Carton Division

ROBERT B. MCINTOSH
Senior Vice President, General Counsel and Secretary

RICHARD E. STEED
President and Chief Executive Officer – RTS Packaging, LLC

STEVEN C. VOORHEES
Executive Vice President and Chief Financial Officer

J. BEN CUBITT
Vice President – Supply Chain

JENNIFER GRAHAM-JOHNSON
Vice President – Benefits

GREGORY L. KING
Vice President – Risk Management and Treasurer

A. STEPHEN MEADOWS
Chief Accounting Officer

LARRY S. SHUTZBERG
Vice President and Chief Information Officer

GEORGE W. TURNER
Vice President – Six Sigma

JACQUELINE M. WELCH
Vice President – Employee and Organizational Effectiveness

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number 0-23340

ROCK-TENN COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Georgia (State or Other Jurisdiction of Incorporation or Organization)	**62-0342590** (I.R.S. Employer Identification No.)
504 Thrasher Street, Norcross, Georgia (Address of Principal Executive Offices)	**30071** (Zip Code)

Registrant's telephone number, including area code: **(770) 448-2193**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Class A Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common equity held by non-affiliates of the registrant as of March 31, 2007, the last day of the registrant's most recently completed second fiscal quarter (based on the last reported closing price of $33.20 per share of Class A Common Stock as reported on the New York Stock Exchange on such date), was approximately $1,196 million.

As of November 9, 2007, the registrant had 37,988,779 shares of Class A Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on January 25, 2008, are incorporated by reference in Parts II and III.

ROCK-TENN COMPANY

INDEX TO FORM 10-K

PART I

Item 1. *BUSINESS*

*Unless the context otherwise requires, "**we**", "**us**", "**our**", "**Rock-Tenn**" and "**the Company**" refer to the business of Rock-Tenn Company and its consolidated subsidiaries, including RTS Packaging, LLC ("**RTS**") and Fold-Pak, LLC ("**Fold-Pak**", formerly known as GSD Packaging, LLC). We own 65% of RTS and conduct our interior packaging products business through RTS. At September 30, 2006 and 2005 we owned 60% of Fold-Pak and conducted some of our folding carton operations through Fold-Pak. In January 2007, we acquired the remaining 40% of Fold-Pak. These terms do not include Seven Hills Paperboard, LLC ("**Seven Hills**"), Quality Packaging Specialists International, LLC ("**QPSI**"), or Display Source Alliance, LLC ("**DSA**"). We own 49% of Seven Hills, a manufacturer of gypsum paperboard liner, 23.96% of QPSI, a business providing merchandising displays, contract packing, logistics and distribution solutions, and 45% of DSA, a business providing primarily permanent merchandising displays, none of which we consolidate. All references in this Annual Report and the accompanying consolidated financial statements to data regarding sales price per ton and fiber, energy, chemical and freight costs with respect to our recycled paperboard mills exclude that data with respect to our Aurora, Illinois, recycled paperboard mill, which sells only converted products and which would not be material. All other references herein to operating data with respect to our recycled paperboard mills, including tons data and capacity utilization rates, include operating data from our Aurora mill.*

General

We are primarily a manufacturer of packaging products, paperboard and merchandising displays. We operate a total of 88 facilities located in 26 states, Canada, Mexico, Chile and Argentina.

Products

We report our results of operations in four segments: (1) Packaging Products, (2) Paperboard, (3) Merchandising Displays, and (4) Corrugated Packaging. For segment financial information, see Item 8, ***"Financial Statements and Supplementary Data."*** For non-US financial information operations, see ***"Note 19. Segment Information"*** of the Notes to Consolidated Financial Statements.

Packaging Products Segment

In our Packaging Products segment, we manufacture folding cartons and solid fiber interior packaging.

Folding Cartons. We believe we are one of the largest manufacturers of folding cartons in North America measured by net sales. Customers use our folding cartons to package dry, frozen and perishable foods for the retail sale and quick-serve markets; beverages; paper goods; automotive products; hardware; health care and nutritional food supplement products; household goods; health and beauty aids; recreational products; apparel; take out food products; and other products. We also manufacture express mail envelopes for the overnight courier industry. Folding cartons typically protect customers' products during shipment and distribution and employ graphics to promote them at retail. We manufacture folding cartons from recycled and virgin paperboard, laminated paperboard and various substrates with specialty characteristics such as grease masking and microwaveability. We print, coat, die-cut and glue the paperboard to customer specifications. We ship finished cartons to customers for assembling, filling and sealing. We employ a broad range of offset, flexographic, gravure, backside printing, and double coating technologies. We support our customers with new product development, graphic design and packaging systems services. Sales of folding cartons to external customers accounted for 47.0%, 51.9%, and 49.1% of our net sales in fiscal 2007, 2006, and 2005, respectively.

Interior Packaging. Our subsidiary, RTS, designs and manufactures fiber partitions and die-cut paperboard components. We believe we are the largest manufacturer of solid fiber partitions in North America measured by net sales. We sell our solid fiber partitions principally to glass container manufacturers and producers of beer, food, wine, cosmetics and pharmaceuticals. We also manufacture specialty agricultural packaging for specific fruit and vegetable markets and sheeted separation products. We manufacture solid fiber interior packaging primarily from recycled paperboard. Our solid fiber interior packaging is made from varying thicknesses of single ply and

laminated paperboard to meet different structural requirements, including those required for high speed-casing, de-casing and filling lines. We employ primarily proprietary manufacturing equipment developed by our engineering services group. This equipment delivers high-speed production and rapid turnaround on large jobs and specialized capabilities for short-run, custom applications. RTS operates in the United States, Canada, Mexico, Chile, and Argentina. Sales of interior packaging products to external customers accounted for 7.2%, 7.3%, and 8.0% of our net sales in fiscal 2007, 2006, and 2005, respectively.

Paperboard Segment

In our Paperboard segment, we produce virgin and recycled paperboard, corrugated medium, and market pulp, and buy and sell recycled fiber.

We believe we are one of the largest U.S. manufacturers of 100% recycled paperboard measured by tons produced. We sell our coated and specialty recycled paperboard to manufacturers of folding cartons, solid fiber interior packaging, tubes and cores, and other paperboard products. We manufacture bleached paperboard and market pulp. We believe our bleached paperboard mill is one of the lowest cost solid bleached sulphate paperboard mills in North America because of cost advantages achieved through original design, process flow, relative age of its recovery boiler and hardwood pulp line replaced in the early 1990s and access to hardwood and softwood fiber. We also manufacture recycled corrugated medium, which we sell to corrugated sheet manufacturers. Through our Seven Hills joint venture we manufacture gypsum paperboard liner for sale to our joint venture partner. We also convert specialty paperboard into book cover and laminated paperboard products for use in furniture, automotive components, storage, and other industrial products. Our paper recovery facilities collect primarily waste paper from factories, warehouses, commercial printers, office complexes, retail stores, document storage facilities, and paper converters, and from other wastepaper collectors. We handle a wide variety of grades of recovered paper, including old corrugated containers, office paper, box clippings, newspaper and print shop scraps. After sorting and baling, we transfer collected paper to our paperboard mills for processing, or sell it, principally to U.S. manufacturers of paperboard, tissue, newsprint, roofing products and insulation. We also operate a fiber marketing and brokerage group that serves large regional and national accounts. Sales of pulp, paperboard, recycled corrugated medium, book covers, laminated paperboard products, and recovered paper to external customers accounted for 26.7%, 24.3%, and 23.8% of our net sales in fiscal 2007, 2006, and 2005, respectively.

Merchandising Displays Segment

We manufacture temporary and permanent point-of-purchase displays. We believe that we are one of the largest manufacturers of temporary promotional point-of-purchase displays in North America measured by net sales. We design, manufacture and, in most cases, pack temporary displays for sale to consumer products companies. These displays are used as marketing tools to support new product introductions and specific product promotions in mass merchandising stores, supermarkets, convenience stores, home improvement stores and other retail locations. We also design, manufacture and, in some cases, pre-assemble permanent displays for the same categories of customers. We make temporary displays primarily from corrugated paperboard. Unlike temporary displays, permanent displays are restocked and, therefore, are constructed primarily from metal, plastic, wood and other durable materials. We provide contract packing services such as multi-product promotional packing. We manufacture lithographic laminated packaging for sale to our customers that require packaging with high quality graphics and strength characteristics. Sales of our merchandising displays, lithographic laminated packaging and contract packaging services to external customers accounted for 13.2%, 10.9%, and 13.1% of our net sales in fiscal 2007, 2006, and 2005, respectively.

Corrugated Packaging Segment

We manufacture corrugated packaging for sale to industrial and consumer products manufacturers and corrugated sheet stock for sale to corrugated box manufacturers located primarily in the southeastern United States. To make corrugated sheet stock, we feed linerboard and corrugated medium into a corrugator that flutes the medium to specified sizes, glues the linerboard and fluted medium together and slits and cuts the resulting corrugated paperboard into sheets to customer specifications. We also convert corrugated sheets into corrugated products ranging from one-color protective cartons to graphically brilliant point-of-purchase containers and displays. We

provide structural design and engineering services. Sales of corrugated packaging and sheet stock to external customers accounted for 5.9%, 5.6%, and 6.0% of our net sales in fiscal 2007, 2006, and 2005, respectively.

Raw Materials

The primary raw materials that our paperboard operations use are recycled fiber at our recycled paperboard mills and virgin fibers from hardwoods and softwoods at our bleached paperboard mill. The average cost per ton of recycled fiber that our recycled paperboard mills used during fiscal 2007, 2006, and 2005 was $115, $88, and $102, respectively. Recycled fiber prices can fluctuate significantly. While virgin fiber prices are generally more stable than recycled fiber prices, they also fluctuate, particularly during prolonged periods of heavy rain. Pursuant to a five year agreement entered into in June 2005, Gulf States Paper Corporation (**"Gulf States"**, currently known as the Westervelt Company) has essentially agreed to continue to sell to our bleached paperboard mill the supply of soft wood chips that it made available to the mill before our acquisition of substantially all of the assets of Gulf States' Paperboard and Packaging operations ("**GSPP**") and assumed certain of Gulf States' related liabilities in June 2005 (the **"GSPP Acquisition"**), which represents approximately 75% to 80% of the mill's historical soft wood chip supply requirements and 29% of the mill's total wood fiber supply requirement.

Recycled and virgin paperboard are the primary raw materials that our paperboard converting operations use. One of the primary grades of virgin paperboard, coated unbleached kraft, used by our folding carton operations, has only two domestic suppliers. While we believe that we would be able to obtain adequate replacement supplies in the market should either of our current vendors discontinue supplying us coated unbleached kraft, the failure to obtain these supplies or the failure to obtain these supplies at reasonable market prices could have an adverse effect on our results of operations. We supply substantially all of our needs for recycled paperboard from our own mills and consume approximately 50% of our bleached paperboard production, although we have the capacity to consume it all. Because there are other suppliers that produce the necessary grades of recycled and bleached paperboard used in our converting operations, management believes that it would be able to obtain adequate replacement supplies in the market should we be unable to meet our requirements for recycled or bleached paperboard through internal production.

Energy

Energy is one of the most significant manufacturing costs of our paperboard operations. We use natural gas, electricity, fuel oil and coal to operate our mills and to generate steam to make paper. We use primarily electricity for our converting equipment. We generally purchase these products from suppliers at market rates. Occasionally, we enter into agreements to purchase natural gas at fixed prices. In recent years, the cost of natural gas, oil and electricity has fluctuated significantly. The average cost of energy used by our recycled paperboard mills to produce a ton of paperboard during fiscal 2007 was $78 per ton, compared to $86 per ton during fiscal 2006 and $73 per ton in fiscal 2005. Our bleached paperboard mill uses wood by-products and pulp process wastes to supply a substantial portion of the mill's energy needs.

Transportation

Inbound and outbound freight is a significant expenditure for us. Factors that influence our freight expense are distance between our shipping and delivery locations, distance from customers and suppliers, mode of transportation (rail, truck, intermodal) and freight rates which are influenced by supply and demand and fuel costs.

Sales and Marketing

Our top 10 external customers represented approximately 26% of consolidated net sales in fiscal 2007, none of which individually accounted for more than 10% of our consolidated net sales. We generally manufacture our products pursuant to customers' orders. The loss of any of our larger customers could have a material adverse effect on the income attributable to the applicable segment and, depending on the significance of the product line, our results of operations. We believe that we have good relationships with our customers.

In fiscal 2007, we sold:

- packaging products to approximately 2,900 customers, the top 10 of which represented approximately 32% of the external sales of our Packaging Products segment;
- paperboard products to approximately 1,100 customers, the top 10 of which represented approximately 37% of the external sales of our Paperboard segment;
- merchandising display products to approximately 400 customers, the top 10 of which represented approximately 81% of the external sales of our Merchandising Display segment; and
- corrugated packaging products to approximately 500 customers, the top 10 of which represented approximately 50% of the external sales of our Corrugated Packaging segment.

During fiscal 2007, we sold approximately 34% of our Paperboard segment sales to internal customers, primarily to our Packaging Products segment. Our Paperboard segment's sales volumes may therefore be directly impacted by changes in demand for our packaging products. Under the terms of our Seven Hills joint venture arrangement, our joint venture partner is required to purchase all of the qualifying gypsum paperboard liner produced by Seven Hills.

We market our products, other than our gypsum paperboard liner, primarily through our own sales force. We also market a number of our products through either independent sales representatives or independent distributors, or both. We pay our paperboard products sales personnel a base salary, and we generally pay our packaging products, merchandising displays and corrugated packaging sales personnel a base salary plus commissions. We pay our independent sales representatives on a commission basis.

Competition

The packaging products and paperboard industries are highly competitive, and no single company dominates either industry. Our competitors include large, vertically integrated packaging products and paperboard companies and numerous smaller non-integrated companies. In the folding carton and corrugated packaging markets, we compete with a significant number of national, regional and local packaging suppliers in North America. In the solid fiber interior packaging, promotional point-of-purchase display, and converted paperboard products markets, we compete with a smaller number of national, regional and local companies offering highly specialized products. Our paperboard operations compete with integrated and non-integrated national and regional companies operating in North America that manufacture various grades of paperboard and, to a limited extent, manufacturers outside of North America.

Because all of our businesses operate in highly competitive industry segments, we regularly bid for sales opportunities to customers for new business or for renewal of existing business. The loss of business or the award of new business from our larger customers may have a significant impact on our results of operations.

The primary competitive factors in the packaging products and paperboard industries are price, design, product innovation, quality and service, with varying emphasis on these factors depending on the product line and customer preferences. We believe that we compete effectively with respect to each of these factors and we evaluate our performance with annual customer service surveys. However, to the extent that any of our competitors becomes more successful with respect to any key competitive factor, our business could be materially adversely affected.

Our ability to pass through cost increases can be limited based on competitive market conditions for our products and by the actions of our competitors. In addition, we sell a significant portion of our paperboard and paperboard-based converted products pursuant to term contracts that provide that prices are either fixed for specified terms or provide for price adjustments based on negotiated terms, including changes in specified paperboard index prices. The effect of these contractual provisions generally is to either limit the amount of the increase or delay our ability to recover announced price increases for our paperboard and paperboard-based converted products.

The packaging products and recycled paperboard industries have undergone significant consolidation in recent years. Within the packaging products industry, larger corporate customers with an expanded geographic presence

have tended in recent years to seek suppliers who can, because of their broad geographic presence, efficiently and economically supply all or a range of the customers' packaging needs. In addition, during recent years, purchasers of paperboard and packaging products have demanded higher quality products meeting stricter quality control requirements. These market trends could adversely affect our results of operations or, alternatively, favor our products depending on our competitive position in specific product lines.

Our paperboard packaging products compete with plastic and corrugated packaging and packaging made from other materials. Customer shifts away from paperboard packaging to packaging from other materials could adversely affect our results of operations.

Governmental Regulation

Health and Safety Regulations

Our operations are subject to federal, state, local and foreign laws and regulations relating to workplace safety and worker health including the Occupational Safety and Health Act (**"OSHA"**) and related regulations. OSHA, among other things, establishes asbestos and noise standards and regulates the use of hazardous chemicals in the workplace. Although we do not use asbestos in manufacturing our products, some of our facilities contain asbestos. For those facilities where asbestos is present, we believe we have properly contained the asbestos and/or we have conducted training of our employees to ensure that no federal, state or local rules or regulations are violated in the maintenance of our facilities. We do not believe that future compliance with health and safety laws and regulations will have a material adverse effect on our results of operations, financial condition or cash flows.

Environmental Regulation

We are subject to various federal, state, local and foreign environmental laws and regulations, including, among others, the Comprehensive Environmental Response, Compensation and Liability Act ("**CERCLA**"), the Clean Air Act (as amended in 1990), the Clean Water Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act. These environmental regulatory programs are primarily administered by the U.S. Environmental Protection Agency. In addition, some states in which we operate have adopted equivalent or more stringent environmental laws and regulations or have enacted their own parallel environmental programs, which are enforced through various state administrative agencies.

We believe that future compliance with these environmental laws and regulations will not have a material adverse effect on our results of operations, financial condition or cash flows. However, our compliance and remediation costs could increase materially. In addition, we cannot currently assess with certainty the impact that the future emissions standards and enforcement practices associated with changes to regulations promulgated under the Clean Air Act will have on our operations or capital expenditure requirements. However, we believe that any such impact or capital expenditures will not have a material adverse effect on our results of operations, financial condition or cash flows.

We estimate that we will spend approximately $3 million for capital expenditures during fiscal 2008 in connection with matters relating to safety and environmental compliance.

For additional information concerning environmental regulation, see ***"Note 18. Commitments and Contingencies"*** of the Notes to Consolidated Financial Statements.

Patents and Other Intellectual Property

We hold a substantial number of patents and pending patent applications in the United States and certain foreign countries. Our patent portfolio consists primarily of utility and design patents relating to our products, as well as certain process and method patents relating to our manufacturing operations. Certain of our products and services are also protected by trademarks such as CartonMate®, Duraframe®, DuraFreeze®, MillMask®, Millennium Board®, BlueCuda®, MAXPDQ®, MAXLitePDQ®, AdvantaEdge®, Clik Top®, Formations®, Bio-Pak®, Bio-Plus®, Fold-Pak®, BillBoard®, CitruSaver®, ProduSaver®, and WineGuard®. Our patents and other intellectual property, particularly our patents relating to our interior packaging, retail displays and folding carton operations, are important to our operations as a whole.

Employees

At September 30, 2007, we had approximately 9,300 employees. Of these employees, approximately 7,100 were hourly and approximately 2,200 were salaried. Approximately 3,400 of our hourly employees are covered by union collective bargaining agreements, which generally have three-year terms. We have not experienced any work stoppages in the past 10 years other than a three-week work stoppage at our Aurora, Illinois, paperboard facility during fiscal 2004. Management believes that our relations with our employees are good.

Available Information

Our Internet address is *www.rocktenn.com*. Our Internet address is included herein as an inactive textual reference only. The information contained on our website is not incorporated by reference herein and should not be considered part of this report. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (**"SEC"**) and we make available free of charge most of our SEC filings through our Internet website as soon as reasonably practicable after filing with the SEC. You may access these SEC filings via the hyperlink that we provide on our website to a third-party SEC filings website. We also make available on our website the charters of our audit committee, our compensation committee, and our nominating and corporate governance committee, as well as the corporate governance guidelines adopted by our board of directors, our Code of Business Conduct for employees, our Code of Business Conduct and Ethics for directors and our Code of Ethical Conduct for CEO and senior financial officers. We will also provide copies of these documents, without charge, at the written request of any shareholder of record. Requests for copies should be mailed to: Rock-Tenn Company, 504 Thrasher Street, Norcross, Georgia 30071, Attention: Corporate Secretary.

Forward-Looking Information

We, or our executive officers and directors on our behalf, may from time to time make "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements include statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "plans," "estimates," or similar expressions. These statements may be contained in reports and other documents that we file with the SEC or may be oral statements made by our executive officers and directors to the press, potential investors, securities analysts and others. These forward-looking statements could involve, among other things, statements regarding any of the following: our results of operations, financial condition, cash flows, liquidity or capital resources, including expectations regarding sales growth, our production capacities, our ability to achieve operating efficiencies, and our ability to fund our capital expenditures, interest payments, estimated tax payments, stock repurchases, dividends, working capital needs, and repayments of debt; the consummation of acquisitions and financial transactions, the effect of these transactions on our business and the valuation of assets acquired in these transactions; our competitive position and competitive conditions; our ability to obtain adequate replacement supplies of raw materials or energy; our relationships with our customers; our relationships with our employees; our plans and objectives for future operations and expansion; amounts and timing of capital expenditures and the impact of such capital expenditures on our results of operations, financial condition, or cash flows; our compliance obligations with respect to health and safety laws and environmental laws, the cost of compliance, the timing of these costs, or the impact of any liability under such laws on our results of operations, financial condition or cash flows, and our right to indemnification with respect to any such cost or liability; the impact of any gain or loss of a customer's business; the impact of announced price increases; the scope, costs, timing and impact of any restructuring of our operations and corporate and tax structure; the scope and timing of any litigation or other dispute resolutions and the impact of any such litigation or other dispute resolutions on our results of operations, financial condition or cash flows; factors considered in connection with any impairment analysis, the outcome of any such analysis and the anticipated impact of any such analysis on our results of operations, financial condition or cash flows; pension and retirement plan obligations, contributions, the factors used to evaluate and estimate such obligations and expenses, the impact of amendments to our pension and retirement plans, the impact of governmental regulations on our results of operations, financial condition or cash flows; and pension and retirement plan asset investment strategies; the financial condition of our insurers and the impact on our results of operations, financial condition or cash flows in the event of an insurer's default on their obligations; the impact of any market risks, such as interest rate risk, pension plan risk, foreign currency risk, commodity price risks, energy price risk, rates of return, the risk of

investments in derivative instruments, and the risk of counterparty nonperformance, and factors affecting those risks; the amount of contractual obligations based on variable price provisions and variable timing and the effect of contractual obligations on liquidity and cash flow in future periods; the implementation of accounting standards and the impact of these standards once implemented; factors used to calculate the fair value of options, including expected term and stock price volatility; our assumptions and expectations regarding critical accounting policies and estimates; the adequacy of our system of internal controls over financial reporting; and the effectiveness of any actions we may take with respect to our system of internal controls over financial reporting.

Any forward-looking statements are based on our current expectations and beliefs at the time of the statements and would be subject to risks and uncertainties that could cause actual results of operations, financial condition, acquisitions, financing transactions, operations, expansion and other events to differ materially from those expressed or implied in these forward-looking statements. With respect to these statements, we make a number of assumptions regarding, among other things, expected economic, competitive and market conditions generally; expected volumes and price levels of purchases by customers; competitive conditions in our businesses; possible adverse actions of our customers, our competitors and suppliers; labor costs; the amount and timing of expected capital expenditures, including installation costs, project development and implementation costs, severance and other shutdown costs; restructuring costs; the expected utilization of real property that is subject to the restructurings due to realizable values from the sale of that property; anticipated earnings that will be available for offset against net operating loss carry-forwards; expected credit availability; raw material and energy costs; replacement energy supply alternatives and related capital expenditures; and expected year-end inventory levels and costs. These assumptions also could be affected by changes in management's plans, such as delays or changes in anticipated capital expenditures or changes in our operations. We believe that our assumptions are reasonable; however, undue reliance should not be placed on these assumptions, which are based on current expectations. These forward-looking statements are subject to certain risks including, among others, that our assumptions will prove to be inaccurate. There are many factors that impact these forward-looking statements that we cannot predict accurately. Actual results may vary materially from current expectations, in part because we manufacture most of our products against customer orders with short lead times and small backlogs, while our earnings are dependent on volume due to price levels and our generally high fixed operating costs. Forward-looking statements speak only as of the date they are made, and we, and our executive officers and directors, have no duty under the federal securities laws and undertake no obligation to update any such information as future events unfold.

Further, our business is subject to a number of general risks that would affect any forward-looking statements, including the risks discussed under ***"Item 1A. — Risk Factors."***

Item 1A. *RISK FACTORS*

- ***We May Face Increased Costs and Reduced Supply of Raw Materials***

Historically, the cost of recovered paper and virgin paperboard, our principal externally sourced raw materials, have fluctuated significantly due to market and industry conditions. Increasing demand for products packaged in 100% recycled paper and the shift by manufacturers of virgin paperboard, tissue, newsprint and corrugated packaging to the production of products with some recycled paper content have and may continue to increase demand for recovered paper. Furthermore, there has been a substantial increase in demand for U.S. sourced recovered paper by Asian countries. These increasing demands may result in cost increases. In recent years, the cost of natural gas, which we use in many of our manufacturing operations, including most of our paperboard mills, and other energy costs (including energy generated by burning natural gas) have also fluctuated significantly. There can be no assurance that we will be able to recoup any past or future increases in the cost of recovered paper or other raw materials or of natural gas or other energy through price increases for our products. Further, a reduction in supply of recovered paper, virgin paperboard or other raw materials due to increased demand or other factors could have an adverse effect on our results of operations and financial condition.

- ***We May Experience Pricing Variability***

The paperboard and converted products industries historically have experienced significant fluctuations in selling prices. If we are unable to maintain the selling prices of products within these industries, that inability may

have a material adverse effect on our results of operations and financial condition. We are not able to predict with certainty market conditions or the selling prices for our products.

- ***Our Earnings are Highly Dependent on Volumes***

Our operations generally have high fixed operating cost components and therefore our earnings are highly dependent on volumes, which tend to fluctuate. These fluctuations make it difficult to predict our results with any degree of certainty.

- ***We Face Intense Competition***

Our businesses are in industries that are highly competitive, and no single company dominates an industry. Our competitors include large, vertically integrated packaging products and paperboard companies and numerous non-integrated smaller companies. We generally compete with companies operating in North America. Competition from foreign manufacturers in the future could negatively impact our sales volumes and pricing. Because all of our businesses operate in highly competitive industry segments, we regularly bid for sales opportunities to customers for new business or for renewal of existing business. The loss of business from our larger customers may have a significant impact on our results of operations. Further, competitive conditions may prevent us from fully recovering increased costs and may continue to inhibit our ability to pass on cost increases to our customers. Our paperboard segment's sales volumes may be directly impacted by changes in demand for our packaging products and our laminated paperboard products. See ***"Business — Competition."***

- ***We Have Been Dependent on Certain Customers***

Each of our segments has certain large customers, the loss of which could have a material adverse effect on the segment's sales and, depending on the significance of the loss, our results of operations, financial condition or cash flows.

- ***We May Incur Business Disruptions***

The occurrence of a natural disaster, such as a hurricane, tropical storm, earthquake, tornado, flood, fire, or other unanticipated problems could cause operational disruptions or short term rises in raw material or energy costs that could materially adversely affect our earnings. Any losses due to these events may not be covered by our existing insurance policies or may be subject to certain deductibles.

- ***We May be Unable to Complete and Finance Acquisitions***

We have completed several acquisitions in recent years and may seek additional acquisition opportunities. There can be no assurance that we will successfully be able to identify suitable acquisition candidates, complete and finance acquisitions, integrate acquired operations into our existing operations or expand into new markets. There can also be no assurance that future acquisitions will not have an adverse effect upon our operating results. Acquired operations may not achieve levels of revenues, profitability or productivity comparable with those our existing operations achieve, or otherwise perform as expected. In addition, it is possible that, in connection with acquisitions, our capital expenditures could be higher than we anticipated and that we may not realize the expected benefits of such capital expenditures.

- ***We are Subject to Extensive Environmental and Other Governmental Regulation***

We are subject to various federal, state, local and foreign environmental laws and regulations, including those regulating the discharge, storage, handling and disposal of a variety of substances, as well as other financial and non-financial regulations.

We regularly make capital expenditures to maintain compliance with applicable environmental laws and regulations. However, environmental laws and regulations are becoming increasingly stringent. Consequently, our compliance and remediation costs could increase materially. In addition, we cannot currently assess the impact that the future emissions standards and enforcement practices will have on our operations or capital expenditure requirements. Further, we have been identified as a potentially responsible party at various "superfund" sites pursuant to CERCLA or comparable state statutes. See ***"Note 18. Commitments and Contingencies"*** of the Notes to Consolidated Financial Statements. There can be no assurance that any liability we may incur in connection with

these superfund sites or other governmental regulation will not be material to our results of operations, financial condition or cash flows.

- ***We May Incur Additional Restructuring Costs***

We have restructured portions of our operations from time to time in recent years and it is possible that we may engage in additional restructuring opportunities. Because we are not able to predict with certainty market conditions, the loss of large customers, or the selling prices for our products, we also may not be able to predict with certainty when it will be appropriate to undertake restructurings. It is also possible, in connection with these restructuring efforts, that our costs could be higher than we anticipate and that we may not realize the expected benefits.

- ***We May Incur Increased Transportation Costs***

We distribute our products primarily by truck and rail. Reduced availability of truck or rail carriers could negatively impact our ability to ship our products in a timely manner. There can be no assurance that we will be able to recoup any past or future increases in transportation rates or fuel surcharges through price increases for our products.

- ***We May Incur Increased Employee Benefit Costs***

Our pension and health care benefits are dependent upon multiple factors resulting from actual plan experience and assumptions of future experience. Our pension plan assets are primarily made up of equity and fixed income investments. Fluctuations in market performance and changes in interest rates may result in increased or decreased pension costs in future periods. Changes in assumptions regarding expected long-term rate of return on plan assets, changes in our discount rate or expected compensation levels could also increase or decrease pension costs. Future pension funding requirements, and the timing of funding payments, may be subject to changes in legislation.

Item 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable — there are no unresolved SEC staff comments.

Item 2. *PROPERTIES*

We operate at a total of 88 locations. These facilities are located in 26 states (mainly in the Eastern and Midwestern U.S.), Canada, Mexico, Chile and Argentina. We own our principal executive offices in Norcross, Georgia. There are 30 owned and 11 leased facilities used by operations in our Packaging Products segment, 23 owned and 1 leased facility used by operations in our Paperboard segment, 1 owned and 14 leased facilities used by operations in our Merchandising Displays segment, and 6 owned and 1 leased facilities used by operations in our Corrugated Packaging segment. We believe that our existing production capacity is adequate to serve existing demand for our products. We consider our plants and equipment to be in good condition.

The following table shows information about our paperboard mills. We own all of our mills.

Location of Mill	Production Capacity (in tons @ 9/30/2007)	Paperboard Produced
Demopolis, AL	335,000	Bleached paperboard
	100,000	Market pulp
St. Paul, MN	184,000	Recycled corrugating medium
St. Paul, MN	160,000	Coated recycled paperboard
Battle Creek, MI	160,000	Coated recycled paperboard
Sheldon Springs, VT (Missisquoi Mill)	112,000	Coated recycled paperboard
Dallas, TX	99,000	Coated recycled paperboard
Stroudsburg, PA	75,000	Coated recycled paperboard
Total Coated Capacity	606,000	
Chattanooga, TN	132,000	Specialty recycled paperboard
Lynchburg, VA	103,000[1]	Specialty recycled paperboard
Eaton, IN	60,000	Specialty recycled paperboard
Cincinnati, OH	53,000	Specialty recycled paperboard
Aurora, IL	32,000	Specialty recycled paperboard
Total Specialty Capacity	380,000	
Total Mill Capacity	1,605,000	

(1) Reflects the production capacity of a paperboard machine that manufactures gypsum paperboard liner and is owned by our Seven Hills joint venture.

The following is a list of our significant facilities other than our paperboard mills:

Type of Facility	Locations
Merchandising Display Operations	Winston-Salem, NC (sales, design, manufacturing and contract packing)
Headquarters	Norcross, GA

Item 3. *LEGAL PROCEEDINGS*

We are a party to litigation incidental to our business from time to time. We are not currently a party to any litigation that management believes, if determined adversely to us, would have a material adverse effect on our results of operations, financial condition or cash flows. For additional information regarding litigation to which we are a party, which is incorporated by reference into this item, see ***"Note 18. Commitments and Contingencies"*** of the Notes to Consolidated Financial Statements.

Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

Not applicable — there were no matters submitted to a vote of security holders in our fourth fiscal quarter ended September 30, 2007.

PART II

Item 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Common Stock

Our Class A common stock, par value $0.01 per share (**"Common Stock"**), trades on the New York Stock Exchange under the symbol RKT. As of November 1, 2007, there were approximately 289 shareholders of record of our Common Stock. The number of shareholders of record only includes a single shareholder, Cede & Co., for all of the shares held by our shareholders in individual brokerage accounts maintained at banks, brokers and institutions.

Price Range of Common Stock

	Fiscal 2007		Fiscal 2006	
	High	Low	High	Low
First Quarter	**$28.50**	**$19.33**	$15.12	$11.70
Second Quarter	**$35.54**	**$26.91**	$15.19	$12.54
Third Quarter	**$43.22**	**$31.51**	$16.74	$13.88
Fourth Quarter	**$37.19**	**$23.54**	$20.75	$15.37

Dividends

During fiscal 2007, we paid a quarterly dividend on our Common Stock of $0.09 per share in the first quarter of fiscal 2007 and $0.10 per share in each of the remaining three quarters of fiscal 2007 ($0.39 per share in fiscal 2007). During fiscal 2006, we paid a quarterly dividend on our Common Stock of $0.09 per share ($0.36 per share annually).

For additional dividend information, please see Item 6, ***"Selected Financial Data."***

Securities Authorized for Issuance Under Equity Compensation Plans

The section under the heading ***"Executive Compensation"*** entitled ***"Equity Compensation Plan Information"*** in the Proxy Statement for the Annual Meeting of Shareholders to be held on January 25, 2008, which will be filed with the SEC on or before December 31, 2007, is incorporated herein by reference.

For additional information concerning our capitalization, see ***"Note 15. Shareholders' Equity"*** of the Notes to Consolidated Financial Statements.

Our board of directors has approved a stock repurchase plan that allows for the repurchase from time to time of shares of Common Stock over an indefinite period of time. At September 30, 2006, we had approximately 2.0 million shares of Common Stock available for repurchase from our 4.0 million shares of Common Stock authorized. In August 2007, the board of directors amended our stock repurchase plan to allow for the repurchase an additional 2.0 million shares bringing the cumulative total authorized to 6.0 million shares of Common Stock. Pursuant to our repurchase plan, during fiscal 2007, we repurchased approximately 2.1 million shares for an aggregate cost of $58.7 million. In fiscal 2006 and 2005, we did not repurchase any shares of Common Stock. As of September 30, 2007, we had approximately 1.9 million shares of Common Stock available for repurchase under the amended repurchase plan.

The following table presents information with respect to purchases of our Common Stock that we made during the three months ended September 30, 2007:

	Total Number of Shares Purchased(a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 1, 2007 through July 31, 2007	—	$ —	—	2,033,832
August 1, 2007 through August 31, 2007	1,797,000	27.34	1,797,000	2,236,832
September 1, 2007 through September 30, 2007	346,700	27.73	346,700	1,890,132
Total	2,143,700	$27.41	2,143,700	

(a) During fiscal 2007, in addition to the information presented in the table above, 104,032 shares, at an average price of $34.32, were surrendered by employees to the Company to satisfy tax withholding obligations in connection with the vesting of shares of restricted stock. We had no other share repurchases in fiscal 2007. There have been no repurchases subsequent to September 30, 2007.

Item 6. *SELECTED FINANCIAL DATA*

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and Notes thereto and Item 7. ***"Management's Discussion and Analysis of Financial Condition and Results of Operations"*** included herein. We derived the consolidated statements of income and consolidated statements of cash flows data for the years ended September 30, 2007, 2006, and 2005, and the consolidated balance sheet data as of September 30, 2007 and 2006, from the Consolidated Financial Statements included herein. We derived the consolidated statements of income and consolidated statements of cash flows data for the years ended September 30, 2004 and 2003, and the consolidated balance sheet data as of September 30, 2005, 2004, and 2003, from audited Consolidated Financial Statements not included in this report. We reclassified our plastic packaging operations, which we sold in October 2003, as a discontinued operation on the consolidated statements of income for all periods presented. We have also presented the assets and liabilities of our plastic packaging operations as assets and liabilities held for sale for all periods presented on our consolidated balance sheets. The table that follows is consistent with those presentations.

On June 6, 2005, we acquired from Gulf States substantially all of the GSPP assets. The GSPP Acquisition was the primary reason for the changes in the selected financial data beginning in fiscal 2005. Our results of operations shown below may not be indicative of future results.

	Year Ended September 30,				
	2007	2006	2005	2004	2003
	(In millions, except per share amounts)				
Net sales	**$2,315.8**	$2,138.1	$1,733.5	$1,581.3	$1,433.3
Restructuring and other costs, net	**4.7**	7.8	7.5	32.7	1.5
Income from continuing operations	**81.7**	28.7	17.6	9.6	29.5
Income from discontinued operations, net of tax	**—**	—	—	8.0	0.1
Net income	**81.7**	28.7	17.6	17.6	29.6
Diluted earnings per common share from continuing operations	**2.07**	0.77	0.49	0.27	0.85
Diluted earnings per common share	**2.07**	0.77	0.49	0.50	0.85
Dividends paid per common share	**0.39**	0.36	0.36	0.34	0.32
Book value per common share	**15.51**	13.49	12.57	12.28	12.07
Total assets	**1,800.7**	1,784.0	1,798.4	1,283.8	1,291.4
Current portion of debt	**46.0**	40.8	7.1	85.8	12.9
Total long-term debt	**676.3**	765.3	908.0	398.3	513.0
Total debt(a)	**722.3**	806.1	915.1	484.1	525.9
Shareholders' equity	**589.0**	508.6	456.2	437.6	422.0
Net cash provided by operating activities(b)	**238.3**	153.5	153.3	93.5	112.5
Capital expenditures	**78.0**	64.6	54.3	60.8	57.4
Cash paid for investment in unconsolidated subsidiaries	**9.6**	0.2	0.1	0.2	0.3
Cash paid for purchase of businesses, net of cash received	**32.1**	7.8	552.3	15.0	81.8

Notes (in millions):

(a) Total debt includes the aggregate of fair value hedge adjustments resulting from terminated and/or existing fair value interest rate derivatives or swaps of $8.5, $10.4, $12.3, $18.5, and $23.9 during fiscal 2007, 2006, 2005, 2004, and 2003, respectively.

(b) Net cash provided by operating activities for the year ended September 30, 2004 was reduced by approximately $9.9 in cash taxes paid from the gain on the sale of discontinued operations.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Segment and Market Information

We report our results in four segments: (1) Packaging Products, (2) Paperboard, (3) Merchandising Displays, and (4) Corrugated Packaging.

The following table shows certain operating data for our four segments. We do not allocate certain of our income and expenses to our segments and, thus, the information that management uses to make operating decisions and assess performance does not reflect such amounts. We report these items as non-allocated expenses or in other line items in the table below after Total segment income.

	Year Ended September 30,		
	2007	2006	2005
		(In millions)	
Net sales (aggregate):			
Packaging Products	**$1,260.9**	$1,267.8	$ 994.0
Paperboard	**939.6**	819.7	615.4
Merchandising Displays	**305.8**	233.2	226.3
Corrugated Packaging	**158.3**	135.7	118.5
Total	**$2,664.6**	$2,456.4	$1,954.2
Less net sales (intersegment):			
Packaging Products	**$ 5.2**	$ 2.9	$ 3.4
Paperboard	**321.5**	298.9	202.3
Merchandising Displays	**—**	0.1	0.2
Corrugated Packaging	**22.1**	16.4	14.8
Total	**$ 348.8**	$ 318.3	$ 220.7
Net sales (unaffiliated customers):			
Packaging Products	**$1,255.7**	$1,264.9	$ 990.6
Paperboard	**618.1**	520.8	413.1
Merchandising Displays	**305.8**	233.1	226.1
Corrugated Packaging	**136.2**	119.3	103.7
Total	**$2,315.8**	$2,138.1	$1,733.5
Segment income:			
Packaging Products	**$ 49.3**	$ 45.0	$ 33.4
Paperboard	**114.2**	62.2	31.6
Merchandising Displays	**38.7**	16.4	17.6
Corrugated Packaging	**8.4**	4.0	3.5
Total segment income	**210.6**	127.6	86.1
Restructuring and other costs, net	**(4.7)**	(7.8)	(7.5)
Non-allocated expenses	**(23.0)**	(20.8)	(17.8)
Interest expense	**(49.8)**	(55.6)	(36.6)
Interest and other income (expense), net	**(1.3)**	1.6	0.5
Minority interest in income of consolidated subsidiaries	**(4.8)**	(6.4)	(4.8)
Income before income taxes	**127.0**	38.6	19.9
Income tax expense	**(45.3)**	(9.9)	(2.3)
Net income	**$ 81.7**	$ 28.7	$ 17.6

Overview

Segment income increased $83.0 million in fiscal 2007 based on improved performance in each of our segments. Higher prices and operating rates in coated recycled paperboard mills and strong demand for promotional displays resulted in record net sales and strong income growth in the fiscal 2007. Our bleached board mill also continued its trend of year over year improvement in operating results and increased shipped tons by 5.9%.

Net cash provided by operating activities in fiscal 2007 was $238.3 million, an increase of $84.8 million over the prior fiscal year. During fiscal 2007, we decreased debt by $83.8 million, funded $78.0 million on capital expenditures, paid $58.7 million to repurchase 2,143,700 shares of Common Stock of the Company, paid $32.0 million to acquire the remaining 40% minority interest in Fold-Pak, paid $15.4 million in dividends to our shareholders, and invested $8.6 million in QPSI, which offers integrated display fulfillment and third party logistics solutions to our customers.

Results of Operations

We provide below quarterly information to reflect trends in our results of operations. For additional discussion of quarterly information, see our quarterly reports on Form 10-Q filed with the SEC and *"Note 20. Financial Results by Quarter (Unaudited)"* of the Notes to Consolidated Financial Statements.

Net Sales (Unaffiliated Customers)

Net sales for fiscal 2007 increased 8.3% to $2,315.8 million compared to $2,138.1 million in fiscal 2006 primarily due to increased board volume and an increase in average selling prices in our Paperboard segment and increased sales of merchandising displays.

Net sales for fiscal 2006 increased 23.3% to $2,138.1 million compared to $1,733.5 million in fiscal 2005 primarily due to the June 2005 GSPP Acquisition. Excluding the net increase of $324.5 million of net sales from the acquired assets, our sales increased by 5.1%.

Net Sales (Aggregate) — Packaging Products Segment

	First Quarter	Second Quarter	Third Quarter (In millions)	Fourth Quarter	Fiscal Year
2005	$221.8	$218.8	$239.2	$314.2	$ 994.0
2006	301.1	319.7	326.2	320.8	1,267.8
2007	**303.1**	**312.8**	**319.0**	**326.0**	**1,260.9**

The 0.5% decrease in net sales before intersegment eliminations for the Packaging Products segment in fiscal 2007 compared to fiscal 2006 was primarily due to lower folding carton volumes which more than offset higher selling prices. Partially offsetting this decline were higher sales of interior packaging products due to net sales from the interior packaging facilities acquired in the second quarter of fiscal 2006.

The 27.5% increase in net sales before intersegment eliminations for the Packaging Products segment in fiscal 2006 compared to fiscal 2005 was primarily due to sales resulting from the GSPP Acquisition, the partition business we acquired and higher demand for consumer packaging.

Net Sales (Aggregate) — Paperboard Segment

	First Quarter	Second Quarter	Third Quarter (In millions)	Fourth Quarter	Fiscal Year
2005	$128.7	$131.8	$155.0	$199.9	$615.4
2006	187.7	205.7	204.1	222.2	819.7
2007	**210.8**	**231.6**	**247.7**	**249.5**	**939.6**

The 14.6% increase in Paperboard segment net sales before intersegment eliminations in fiscal 2007 compared to fiscal 2006 was primarily due to higher pricing across all paperboard grades and increased shipped tons. Operating rates in our coated recycled mills increased, and operating rates in our specialty recycled paperboard

mills decreased on weaker market demand. We expect to see some further price increases in the early part of fiscal 2008 as a result of price increases we previously announced. However, the impact of announced board price increases will be dictated, in part, by market forces that determine the timing and extent of our recovery of the increases. During both fiscal 2007 and fiscal 2006, our recycled mills operated at 96% of capacity. Recycled paperboard tons shipped in fiscal 2007 for the segment increased 1.2% to 1,076,069 tons compared to 1,063,115 tons shipped in fiscal 2006. We sold 335,005 tons of bleached paperboard and 95,882 tons of market pulp in fiscal 2007, compared to 320,249 tons of bleached paperboard and 86,569 tons of market pulp in fiscal 2006, an increase of 5.9%.

The 33.2% increase in Paperboard segment net sales before intersegment eliminations in fiscal 2006 compared to fiscal 2005 was primarily due to bleached paperboard and market pulp net sales from our GSPP Acquisition, strong demand for recycled paperboard in part due to capacity closures of competing coated recycled mills and higher pricing. Recycled paperboard tons shipped increased 4.3% compared to the same period last year. During fiscal 2006, our recycled mills operated at 96% of capacity compared to 92% in fiscal 2005. Recycled paperboard tons shipped in fiscal 2006 for the segment increased 4.3% to 1,063,115 tons compared to 1,019,139 tons shipped in fiscal 2005. We sold 320,249 tons of bleached paperboard and 86,569 tons of market pulp in fiscal 2006, compared to 110,882 tons of bleached paperboard and 30,037 tons of market pulp in the four months we owned the contributing assets in fiscal 2005.

Net Sales (Aggregate) — Merchandising Displays Segment

	First Quarter	Second Quarter	Third Quarter (In millions)	Fourth Quarter	Fiscal Year
2005	$52.7	$59.0	$57.0	$57.6	$226.3
2006	49.2	55.8	58.8	69.4	233.2
2007	**60.9**	**82.6**	**76.8**	**85.5**	**305.8**

The 31.1% increase in Merchandising Displays segment net sales before intersegment eliminations for fiscal 2007 compared to fiscal 2006 was primarily due to higher sales from strong demand for promotional displays, a new product rollout of theft deterrent displays and new customer growth. We continue to seek to broaden our permanent and multi-material display capabilities as well as to continue developing theft deterrent solutions for high theft products. We have made significant progress in the marketplace with our MAXPDQ® display. We also expect revenues to grow from our brand management group and our focus on sustainable packaging.

The 3.0% increase in Merchandising Displays segment net sales before intersegment eliminations for fiscal 2006 compared to fiscal 2005 was primarily due to increased display sales driven by a strong fourth quarter for promotional orders from some of our largest customers.

Net Sales (Aggregate) — Corrugated Packaging Segment

	First Quarter	Second Quarter	Third Quarter (In millions)	Fourth Quarter	Fiscal Year
2005	$28.8	$30.2	$29.8	$29.7	$118.5
2006	28.4	31.9	36.6	38.8	135.7
2007	**36.6**	**40.4**	**40.6**	**40.7**	**158.3**

The 16.7% increase in Corrugated Packaging segment net sales before intersegment eliminations for fiscal 2007 compared to fiscal 2006 was primarily due to increased volumes and higher prices.

The 14.5% increase in Corrugated Packaging segment net sales before intersegment eliminations for fiscal 2006 compared to fiscal 2005 was primarily due to increased sales of corrugated sheet stock and higher prices.

Cost of Goods Sold

Cost of goods sold increased to $1,870.2 million (80.8% of net sales) in fiscal 2007 from $1,789.0 million (83.7% of net sales) in fiscal 2006 primarily due to higher material costs and increased volumes in several of our segments. Cost of goods sold as a percentage of net sales decreased due to cost savings and productivity initiatives

and sales price increases which reflect changing paperboard market conditions and the recovery of previous cost increases. We experienced reduced energy costs of approximately $10.7 million, reduced freight costs of $7.9 million, reduced workers' compensation expense of $6.6 million, reduced pension expense of $2.8 million, better performance of our bleached paperboard mill, and better leveraging of fixed costs due to higher net sales. These improvements were partially offset by increased fiber costs of $28.9 million at our recycled paperboard mills, increased employee group insurance expense of $3.9 million, and increased paperboard prices in our Packaging Products segment. We have foreign currency transaction risk primarily due to our operations in Canada. See ***"Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency"*** below. The impact of foreign currency transactions in fiscal 2007 compared to fiscal 2006 increased costs of goods sold by $0.8 million.

Cost of goods sold increased to $1,789.0 million (83.7% of net sales) in fiscal 2006 from $1,459.2 million (84.2% of net sales) in fiscal 2005 primarily due to the GSPP Acquisition, the partition business we acquired, higher raw material prices in many of our businesses, increased freight costs, and higher energy prices that were partially offset by lower fiber prices. On a volume adjusted basis, energy and freight costs at our recycled paperboard mills increased $13.0 million and $1.7 million, respectively, and were offset by a $14.8 million decrease in fiber costs. Excluding amounts attributable to the GSPP Acquisition, workers' compensation expense increased $3.0 million and group insurance expense decreased $4.4 million during fiscal 2006 compared to fiscal 2005. The impact of foreign currency transactions in fiscal 2006 compared to fiscal 2005 decreased costs of goods sold by $0.6 million.

We value the majority of our U.S. inventories at the lower of cost or market with cost determined on the last-in first-out (**"LIFO"**), inventory valuation method, which we believe generally results in a better matching of current costs and revenues than under the first-in first-out (**"FIFO"**) inventory valuation method. In periods of increasing costs, the LIFO method generally results in higher cost of goods sold than under the FIFO method. In periods of decreasing costs, the results are generally the opposite.

The following table illustrates the comparative effect of LIFO and FIFO accounting on our results of operations. This supplemental FIFO earnings information reflects the after-tax effect of eliminating the LIFO adjustment each year.

	Fiscal 2007		Fiscal 2006		Fiscal 2005	
	LIFO	FIFO	LIFO	FIFO	LIFO	FIFO
	(In millions)					
Cost of goods sold	**$1,870.2**	**$1,863.4**	$1,789.0	$1,784.7	$1,459.2	$1,463.6
Net income	**81.7**	**86.0**	28.7	31.3	17.6	14.9

Net income in fiscal 2007 and 2006 is higher under the FIFO method since we experienced periods of rising costs. Net income is higher in fiscal 2005 under the LIFO method than the FIFO method because generally accepted accounting principles require that inventory acquired in an acquisition be valued at selling price less costs to sell, dispose, complete and a reasonable profit allowance for the selling effort. This value is generally higher than the cost to manufacture inventory. For the GSPP Acquisition in fiscal 2005, the inventory value computed in this manner was $7.3 million higher than the cost to manufacture. This step-up would have been expensed under the FIFO method. Under our LIFO inventory method, this higher cost remains in inventory until the inventory layer represented by this inventory is consumed. To the extent inventory levels acquired in the GSPP Acquisition are lowered in the future, cost of goods sold could be higher than the normal cost to manufacture.

Selling, General and Administrative Expenses

Selling, general and administrative (**"SG&A"**) expenses decreased as a percentage of net sales to 11.2% in fiscal 2007 from 11.4% in fiscal 2006 due primarily to leveraging increased net sales. However, SG&A expenses were $14.9 million higher than in the prior fiscal year, including the increase associated with the interior packaging facilities acquired in the second quarter of fiscal 2006. Stock-based compensation expense increased $3.8 million including the acceleration of expense recognition for a portion of our restricted stock that vested in March 2007 as a result of the attainment of certain income growth goals. Bonus expense increased $5.6 million, SG&A salaries increased $2.8 million, commission expense increased $1.5 million, and employee payroll tax expense increased $1.1 million. These increases were partially offset by reduced bad debt expense of $1.0 million and reduced professional fees of $1.1 million.

SG&A expenses decreased as a percentage of net sales to 11.4% in fiscal 2006 from 11.8% in fiscal 2005 primarily as a result of the synergies we realized following the GSPP Acquisition and our continued focus on cost reductions and efficiency. However, SG&A expenses were $39.2 million higher than in the prior fiscal year primarily as a result of SG&A expenses from the GSPP locations and the partition business we acquired. Additionally, excluding amounts attributable to the GSPP Acquisition, bonus expense increased $7.6 million; SG&A salaries increased $5.0 million primarily due to the partition business we acquired and to support other product offerings; stock-based compensation expense increased $1.7 million primarily due to the adoption of SFAS 123(R) and bad debt expense increased $1.4 million compared to the prior fiscal year resulting from increased total exposure to and decreases in the credit quality of several customers.

Acquisitions

On January 24, 2007, we acquired, for $32.0 million, the remaining 40% minority interest in Fold-Pak, giving us sole ownership of the company. These operations are included in the results of our Packaging Products segment. We acquired our initial 60% interest in Fold-Pak in connection with the GSPP Acquisition in June 2005. Fold-Pak makes paperboard-based food containers serving a very broad customer base and is a consumer of board from our bleached paperboard mill. The acquisition included $18.7 million of intangibles, primarily for customer relationships, and $3.5 million of goodwill. The goodwill is deductible for income tax purposes. We are amortizing the intangibles on a straight-line basis over a weighted average life of 19.0 years. The pro forma impact of the acquisition is not material to our financial results.

On February 27, 2006, our RTS subsidiary completed the acquisition of the partition business of Caraustar Industries, Inc. for an aggregate purchase price of $6.1 million. This acquisition was funded by capital contributions to RTS by us and our partner in proportion to our investments in RTS. RTS accounted for this acquisition as a purchase of a business and we have included these operations in our consolidated financial statements since that date in our Packaging Products segment. RTS made the acquisition in order to gain entrance into the specialty partition market that manufactures high quality die-cut partitions. The acquisition resulted in $2.4 million of goodwill. The goodwill is deductible for income tax purposes. The pro forma impact of the acquisition is not material to our financial results.

On June 6, 2005, we acquired from Gulf States substantially all of the GSPP assets and operations and assumed certain of Gulf States' related liabilities. We have included the results of GSPP's operations in our consolidated financial statements since that date in our Paperboard segment and Packaging Products segment. In fiscal 2005, we recorded the aggregate purchase price for the GSPP Acquisition of $552.2 million, net of cash received of $0.7 million, including various expenses. As a result of the GSPP Acquisition we recorded goodwill and intangibles. We assigned the goodwill to our Paperboard and Packaging Products segments in the amounts of $37.2 million and $13.8 million, respectively. The $51.0 million of the goodwill is deductible for tax purposes. We recorded $50.7 million of intangible assets and incurred $4.0 million of financing costs to finance the acquisition. We assigned the customer relationship intangibles to our Paperboard and Packaging Products segments in the amounts of $36.4 million and $14.3 million, respectively. The customer relationship intangibles lives vary by segment acquired, and we are amortizing them on a straight-line basis over a weighted average life of 22.3 years. The pro forma impact of the GSPP Acquisition was material to our consolidated financial results for fiscal 2005.

For additional information, see ***"Note 6. Acquisitions"*** of the Notes to Consolidated Financial Statements.

Restructuring and Other Costs, Net

We recorded pre-tax restructuring and other costs, net of $4.7 million, $7.8 million, and $7.5 million for fiscal 2007, 2006, and 2005, respectively. These amounts are not comparable since the timing and scope of the individual actions associated with a restructuring can vary. For additional information, see ***"Note 7. Restructuring and Other Costs, Net"*** of the Notes to Consolidated Financial Statements for a discussion of the charges and expected future charges. In most instances when we exit a facility we transfer a substantial portion of the facility's assets and production to other facilities and recognize an impairment charge, if necessary, on equipment not transferred, primarily to reduce the carrying value of equipment to its estimated fair value or fair value less cost to sell, and record a charge for severance and other employee related costs. At the time of each announced closure, we generally

expect to record future charges for equipment relocation, facility carrying costs and other employee related costs. We generally expect the integration of the closed facility's assets and production will enable the receiving facilities to better leverage their fixed costs while eliminating fixed costs from the facility being closed.

Segment Income

Segment Income — Packaging Products Segment

	Net Sales (Aggregate)	Segment Income	Return on Sales
	(In millions, except percentages)		
First Quarter	$ 221.8	$ 5.3	2.4%
Second Quarter	218.8	5.7	2.6
Third Quarter	239.2	10.6	4.4
Fourth Quarter	314.2	11.8	3.8
Fiscal 2005	$ 994.0	$33.4	3.4%
First Quarter	$ 301.1	$ 6.8	2.3%
Second Quarter	319.7	13.4	4.2
Third Quarter	326.2	13.2	4.0
Fourth Quarter	320.8	11.6	3.6
Fiscal 2006	$1,267.8	$45.0	3.5%
First Quarter	**$ 303.1**	**$11.7**	**3.9%**
Second Quarter	**312.8**	**13.1**	**4.2**
Third Quarter	**319.0**	**12.4**	**3.9**
Fourth Quarter	**326.0**	**12.1**	**3.7**
Fiscal 2007	**$1,260.9**	**$49.3**	**3.9%**

Packaging Products segment income increased to $49.3 million in fiscal 2007 from $45.0 million in fiscal 2006 primarily due to productivity improvements and operating efficiencies, and sales price increases which were somewhat offset by higher raw material costs, primarily due to rising paperboard prices and lower folding carton volumes. Decreased freight costs of $4.5 million, decreased pension expense of $1.4 million, decreased commissions of $1.3 million, and decreased workers' compensation expense of $1.1 million, were partially offset by increased employee group insurance expense of $2.6 million and increased bonus expense of $1.2 million. The impact of foreign currency transactions in fiscal 2007 compared to fiscal 2006 decreased segment income by $1.0 million.

Packaging Products segment income increased to $45.0 million in fiscal 2006 from $33.4 million in fiscal 2005 primarily due to the earnings from the plants we acquired in the GSPP Acquisition. Return on sales increased despite increased material costs. Excluding amounts attributable to the GSPP Acquisition, segment income for the segment was decreased by increased bonus expense of $3.7 million, and higher freight costs of $6.7 million; partially offsetting those costs was a decrease in group insurance expense of $2.3 million. Amortization expense increased $1.5 million due to intangible assets acquired in the GSPP Acquisition.

Segment Income — Paperboard Segment

	Net Sales (Aggregate) (In millions)	Segment Income (In millions)	Return On Sales	Coated and Specialty Recycled Paperboard Tons Shipped (a) (In thousands)	Corrugated Medium Tons Shipped (In thousands)	Bleached Paperboard Tons Shipped (b) (In thousands)	Market Pulp Tons Shipped (b) (In thousands)	Average Price (a) (c) (Per Ton)
First Quarter	$128.7	$ 4.4	3.4%	210.6	42.7	n/a	n/a	$467
Second Quarter	131.8	3.6	2.7	209.7	45.2	n/a	n/a	472
Third Quarter	155.0	7.6	4.9	211.6	44.8	26.7	6.9	491
Fourth Quarter	199.9	16.0	8.0	209.7	44.8	84.2	23.1	523
Fiscal 2005	$615.4	$ 31.6	5.1%	841.6	177.5	110.9	30.0	$492
First Quarter	$187.7	$ (1.0)	(0.5)%	208.3	45.0	79.2	15.0	$524
Second Quarter	205.7	15.8	7.7	223.5	45.4	80.7	27.9	526
Third Quarter	204.1	18.9	9.3	220.6	44.2	76.6	23.7	539
Fourth Quarter	222.2	28.5	12.8	229.1	47.0	83.7	20.0	561
Fiscal 2006	$819.7	$ 62.2	7.6%	881.5	181.6	320.2	86.6	$538
First Quarter	**$210.8**	**$ 23.9**	**11.3%**	**221.5**	**44.6**	**74.0**	**20.9**	**$558**
Second Quarter	**231.6**	**26.9**	**11.6**	**223.0**	**46.2**	**82.2**	**24.6**	**571**
Third Quarter	**247.7**	**34.1**	**13.8**	**225.1**	**45.3**	**90.1**	**25.6**	**588**
Fourth Quarter	**249.5**	**29.3**	**11.7**	**223.5**	**46.8**	**88.7**	**24.8**	**596**
Fiscal 2007	**$939.6**	**$114.2**	**12.2%**	**893.1**	**182.9**	**335.0**	**95.9**	**$578**

(a) Recycled Paperboard Tons Shipped and Average Price Per Ton include tons shipped by Seven Hills.

(b) Bleached paperboard and market pulp tons shipped began in June 2005 as a result of the GSPP Acquisition.

(c) Beginning in the third quarter of fiscal 2005, Average Price Per Ton includes coated and specialty recycled paperboard, corrugated medium, bleached paperboard and market pulp.

Paperboard segment income for fiscal 2007 increased to $114.2 million compared to $62.2 million in fiscal 2006 due to sales price increases, higher volumes, reduced energy costs, better performance of our bleached paperboard mill, reduced freight costs, and higher operating rates which were partially offset by increased fiber costs. Our coated recycled mills operated at 99% of capacity in fiscal 2007 compared to 94% the prior fiscal year period. Our specialty recycled paperboard mills operated at 90% of capacity due to weaker market demand. In September 2007, we replaced a portion of the press section at our Battle Creek coated recycled paperboard mill to add sixteen thousand tons of capacity, the pre-tax impact of which was approximately $1.7 million. Energy costs decreased $9.8 million, freight costs decreased $5.0 million, workers' compensation expense decreased $4.8 million, and pension expense decreased $1.5 million. Recycled paperboard mills fiber costs increased $28.9 million and group insurance expense increased $1.1 million.

Our long-term steam contract at our St. Paul Mill complex expired June 2007; however, we were supplied steam through August 2007. The contract will not be renewed because the coal plant in the area that supplied the steam has closed. As a result, we will burn an additional three million MMBtu per year of either natural gas or fuel oil at St. Paul. At current market prices, we expect our quarterly cost of energy will increase by approximately $1 million over the rates charged under the steam contract prior to June 30, 2007.

Paperboard segment income for fiscal 2006 increased to $62.2 million compared to $31.6 million in fiscal 2005 due to increased operating rates and pricing improvements for recycled paperboard and income contributed from the acquired bleached paperboard mill. Segment income was reduced by the sharp increase in natural gas prices following Hurricanes Katrina and Rita; the annual maintenance shutdown in October and November 2005 of our bleached paperboard mill; a mechanical failure of the white liquor clarifier at our bleached paperboard mill; and a flood at one of our recycled paperboard mills. Our recycled paperboard mills operated at 96% of capacity in fiscal 2006 compared to 92% in fiscal 2005. On a volume adjusted basis, energy and freight costs at our recycled paperboard mills increased $13.0 million and $1.7 million, respectively, and were offset by a $14.8 million decrease

in fiber costs. Our bleached paperboard mill operated at 98% of capacity in fiscal 2006. Additionally, group insurance expense decreased by $2.0 million and amortization expense increased $0.9 million due to the GSPP Acquisition.

Segment Income — Merchandising Displays Segment

	Net Sales (Aggregate)	Segment Income	Return on Sales
	(In millions, except percentages)		
First Quarter	$ 52.7	$ 2.4	4.6%
Second Quarter	59.0	3.7	6.3
Third Quarter	57.0	5.4	9.5
Fourth Quarter	57.6	6.1	10.6
Fiscal 2005	$226.3	$17.6	7.8%
First Quarter	$ 49.2	$ 2.8	5.7%
Second Quarter	55.8	3.2	5.7
Third Quarter	58.8	1.6	2.7
Fourth Quarter	69.4	8.8	12.7
Fiscal 2006	$233.2	$16.4	7.0%
First Quarter	**$ 60.9**	**$ 5.1**	**8.4%**
Second Quarter	**82.6**	**12.2**	**14.8**
Third Quarter	**76.8**	**10.8**	**14.1**
Fourth Quarter	**85.5**	**10.6**	**12.4**
Fiscal 2007	**$305.8**	**$38.7**	**12.7%**

Merchandising Displays segment income in fiscal 2007 increased to $38.7 million from $16.4 million in fiscal 2006 primarily due to increased display sales, favorable product mix and associated higher leverage of fixed costs. Commissions increased $2.6 million due to increased sales, bonus expense increased $2.1 million due to the significant increase in performance, and SG&A salaries increased $1.8 million primarily to support the increased sales levels and new product and service offerings.

Merchandising Displays segment income in fiscal 2006 decreased to $16.4 million from $17.6 million in fiscal 2005. Increased raw material prices and increased freight expense of $1.0 million reduced segment income. SG&A salaries increased $2.7 million primarily to support new product offerings.

Segment Income — Corrugated Packaging Segment

	Net Sales (Aggregate)	Segment Income	Return on Sales
	(In millions, except percentages)		
First Quarter	$ 28.8	$0.3	1.0%
Second Quarter	30.2	1.1	3.6
Third Quarter	29.8	1.0	3.4
Fourth Quarter	29.7	1.1	3.7
Fiscal 2005	$118.5	$3.5	3.0%
First Quarter	$ 28.4	$0.4	1.4%
Second Quarter	31.9	1.0	3.1
Third Quarter	36.6	1.0	2.7
Fourth Quarter	38.8	1.6	4.1
Fiscal 2006	$135.7	$4.0	2.9%
First Quarter	**$ 36.6**	**$1.8**	**4.9%**
Second Quarter	**40.4**	**2.4**	**5.9**
Third Quarter	**40.6**	**2.0**	**4.9**
Fourth Quarter	**40.7**	**2.2**	**5.4**
Fiscal 2007	**$158.3**	**$8.4**	**5.3%**

Corrugated Packaging segment income in fiscal 2007 increased to $8.4 million from $4.0 million in fiscal 2006 primarily due to higher sales prices, increased volumes and improved product mix.

Corrugated Packaging segment income in fiscal 2006 increased to $4.0 million from $3.5 million in fiscal 2005 due primarily to increased net sales. Increased raw material prices and increased freight expense of $0.5 million reduced segment income.

Equity in Income (Loss) of Unconsolidated Entities

Equity in income (loss) of unconsolidated entities in fiscal 2007 was $1.1 million of income compared to $1.9 million of income fiscal 2006. The income in fiscal 2007 includes Seven Hills as well as our share of our newly formed QPSI and DSA investments that we entered into during the first quarter and third quarter of fiscal 2007, respectively. The income in fiscal 2006 was solely for Seven Hills and included a positive adjustment of $1.2 million for the settlement of arbitration between us and our Seven Hills partner. Equity in income (loss) of unconsolidated entities in fiscal 2005 was also solely for Seven Hills and was a loss of $1.0 million which reflected our estimate of our share of the adverse impact of a preliminary settlement of arbitration between us and our joint venture partner.

Interest Expense

Interest expense for fiscal 2007 decreased 10.4%, or $5.8 million, to $49.8 million from $55.6 million for fiscal 2006. The decrease in our average outstanding borrowings decreased interest expense by approximately $7.2 million and higher interest rates, net of swaps, increased interest expense by approximately $1.4 million.

Interest expense for fiscal 2006 increased 51.9%, or $19.0 million, to $55.6 million from $36.6 million for fiscal 2005. The increase in our average outstanding borrowings due primarily to our increased debt levels to fund the GSPP Acquisition increased interest expense by approximately $16.9 million and higher interest rates, net of swaps, increased interest expense by approximately $2.1 million.

Interest and Other Income (Expense), net

Interest and other income (expense), net for fiscal 2007 was expense of $1.3 million compared to income of $1.6 million in fiscal 2006. The expense in the current year was primarily due to a charge for an other than

temporary decline in the fair value of a cost method investment. In fiscal 2006, we sold our Dallas Recycle equipment and the majority of the customers from that facility and sold our Fort Worth Recycle facility. We received aggregate proceeds of $3.0 million and recorded a gain on the sale of $1.3 million for these two transactions. These facilities were immaterial for reporting as discontinued operations for all periods presented. Interest and other income for fiscal 2005 was $0.5 million.

Minority Interest in Income of Consolidated Subsidiaries

In January 2007 we acquired the remaining 40% minority interest in Fold-Pak. As a result, minority interest in income of our consolidated subsidiaries for fiscal 2007 decreased to $4.8 million from $6.4 million in fiscal 2006.

Minority interest in income of our consolidated subsidiaries for fiscal 2006 increased to $6.4 million from $4.8 million in fiscal 2005. The increase was primarily due to our acquisition of a 60% ownership share in Fold-Pak as part of the GSPP Acquisition which we owned for the full year in fiscal 2006 and only four months in fiscal 2005.

Provision for Income Taxes

For fiscal 2007, we recorded a provision for income taxes of $45.3 million, at an effective rate of 35.7% of pre-tax income, as compared to a provision of $9.9 million for fiscal 2006, at an effective rate of 25.8% of pre-tax income. In fiscal 2007, we adjusted the rate at which our deferred taxes are computed for state income tax purposes on our domestic operations from approximately 3% to approximately 3.4%. This was based on our judgment regarding the expected long-term effective tax rates applicable to such items including the estimated impact of changes in state tax laws. As a result, we recorded tax expense of $1.2 million. We also recorded a benefit of $3.3 million and $0.7 million for research and development and other tax credits, net of valuation allowances, in the United States and Canada, respectively. We also recorded $0.6 million of additional expense to increase our tax contingency reserves. Our fiscal 2006 provision includes a benefit of $2.4 million related to a change in the rate at which deferred taxes were computed for state income tax purposes and a benefit of $0.8 million for research and development and other tax credits, net of valuation allowances. Other adjustments to the statutory federal tax rate are more fully described in ***"Note 13. Income Taxes"*** of the Notes to the Consolidated Financial Statements included herein. We estimate that the annual domestic marginal effective income tax rate for fiscal 2007 was approximately 36.5%.

For fiscal 2006, we recorded a provision for income taxes of $9.9 million, at an effective rate of 25.8% of pre-tax income, as compared to a provision of $2.3 million for fiscal 2005, at an effective rate of 11.3% of pre-tax income. In fiscal 2006, we adjusted the rate at which our deferred taxes are computed for state income tax purposes on our domestic operating entities from approximately 4% to approximately 3%. This was based upon our judgment regarding the expected long-term effective tax rates applicable to such items. As a result, we recorded a tax benefit of $2.4 million. This benefit was offset by net expense of $0.4 million resulting from Quebec provincial and Canadian federal tax law changes that we recorded in the first and third quarters of fiscal 2006, respectively. We recorded an additional benefit in fiscal 2006 of $0.8 million for research and development and other tax credits, net of valuation allowance primarily related to prior years. Our fiscal 2005 provision reflects a benefit due to a $4.1 million reduction of tax contingency reserves resulting from the adjustment and resolution of federal and state tax deductions that we had previously reserved.

During the first quarter of fiscal 2006, we repatriated, from certain of our foreign subsidiaries, $33.3 million in extraordinary dividends, as allowed under the American Jobs Creation Act of 2004. This Act created a temporary incentive for United States corporations to repatriate accumulated income earned abroad by allowing a deduction from US taxable income of an amount equal to 85% of certain dividends received from controlled foreign corporations. As a result of this repatriation, in fiscal 2007 we owed $1.7 million of United States taxes before foreign tax credits of $0.9 million. Net of foreign tax credits, in fiscal year 2007 we paid $0.8 million in United States taxes.

Liquidity and Capital Resources

Working Capital and Capital Expenditures

We fund our working capital requirements, capital expenditures, acquisitions and share repurchases from net cash provided by operating activities, borrowings under term notes, our receivables-backed financing facility and bank credit facilities, proceeds from the sale of idled assets, and proceeds received in connection with the issuance of industrial development revenue bonds as well as other debt and equity securities.

Cash and cash equivalents was $10.9 million at September 30, 2007, compared to $6.9 million at September 30, 2006. Our debt balance at September 30, 2007 was $722.3 million compared with $806.1 million at September 30, 2006, a decrease of $83.8 million. We are exposed to changes in interest rates as a result of our short-term and long-term debt. We use interest rate swap instruments to varying degrees from time to time to manage the interest rate characteristics of a portion of our outstanding debt. At the inception of the swaps we designated such swaps as either cash flow hedges or fair value hedges of the interest rate exposure on an equivalent amount of our floating rate or fixed rate debt. As of September 30, 2007 and September 30, 2006, we had cash flow hedge swaps in place amounting to a notional amount of $200.0 million and $350.0 million, respectively. In October 2007 we terminated all of our cash flow hedges. For additional information regarding our interest rate swaps, see the caption "Interest Rate Swaps and Derivatives" in ***"Note 11. Derivatives"*** of the Notes to Consolidated Financial Statements.

The Senior Credit Facility includes term loan, revolving credit, swing, and letters of credit facilities with an aggregate original principal amount of $700.0 million. The Senior Credit Facility is pre-payable at any time and is scheduled to expire on June 6, 2010. Certain restrictive covenants govern our maximum availability under this facility, including: Minimum Consolidated Interest Ratio Coverage; Maximum Leverage Ratio; and Minimum Consolidated Net Worth; as those terms are defined by the Senior Credit Facility. We test and report our compliance with these covenants each quarter. We are well within compliance at September 30, 2007. Due to the covenants in the Senior Credit Facility, at the time we submitted our compliance calculation for September 30, 2007, maximum additional available borrowings under this facility were approximately $342.7 million. We have aggregate outstanding letters of credit under this facility of approximately $39.0 million. In addition, we have a $100.0 million 364-day receivables-backed financing facility (**"Receivables Facility"**) which expired on November 16, 2007. We amended the facility, which is now scheduled to expire on November 15, 2008 and increased the size of the facility from $100.0 million to $110.0 million. Accordingly, such borrowings are classified as non-current at September 30, 2007. Similarly, in fiscal 2006, such borrowings were classified as non-current at September 30, 2006. Borrowing availability under this facility is based on the eligible underlying receivables. At September 30, 2007 and September 30, 2006, maximum available borrowings under this facility were approximately $100.0 million. At September 30, 2007 and September 30, 2006, we had $100.0 million and $90.0 million, respectively, outstanding under our receivables-backed financing facility. For additional information regarding our outstanding debt, our credit facilities and their securitization, see ***"Note 10. Debt"*** of the Notes to Consolidated Financial Statements.

Net cash provided by operating activities for fiscal 2007 and 2006 was $238.3 million and $153.5 million, respectively. The increase was primarily due to the increase in net income and a greater source of funds for working capital in fiscal 2007, including changes in the timing of vendor payments, accounts receivable and inventory. Net cash provided by operating activities for fiscal 2006 was $153.5 million and $153.3 million in fiscal 2005. In fiscal 2006, proceeds from the termination of interest rate swap contracts and higher earnings before depreciation and amortization resulting from the GSPP Acquisition were offset by increases in working capital and pension funding more than expense. The increase in working capital in fiscal 2006 was primarily due to higher inventories and accounts receivable offset by higher accounts payables resulting from a change in timing of vendor payments.

Net cash used for investing activities was $109.1 million during fiscal 2007 compared to $67.0 million in fiscal 2006. Net cash used for investing activities in fiscal 2007 consisted primarily of $78.0 million of capital expenditures, $32.0 million paid to acquire the remaining 40% interest in Fold-Pak, and $9.6 million of investment in unconsolidated entities, primarily for our interest in QPSI in our Merchandising Displays segment. Partially offsetting these amounts was the return of capital of $6.5 million primarily from our Seven Hills investment. Net cash used for investing activities in fiscal 2006 consisted primarily of $64.6 million of capital expenditures and $7.8 million of cash paid for the purchase of businesses, primarily for two Packaging Products segment acquisitions. Net cash used for investing activities was $572.5 million in fiscal 2005 and consisted primarily of the $552.2 million

purchase price of the GSPP Acquisition, $54.3 million of capital expenditures that were partially offset by net sales of $28.2 million of marketable securities, and proceeds from the sale of property, plant and equipment of $6.0 million, primarily from previously idled facilities and equipment.

Net cash used for financing activities was $124.9 million during fiscal 2007 and cash used for financing activities was $105.8 million in fiscal 2006. In fiscal 2007, net cash used consisted primarily of net repayments of debt of $86.8 million, purchases of Common Stock of $58.7 million, cash dividends paid to shareholders of $15.4 million, repayments to unconsolidated entity of $5.4 million, and distributions paid to minority interest partners of $4.2 million. These items were partially offset by $31.5 million in issuances of Common Stock and $14.1 million for tax benefits from share-based compensation. In fiscal 2007, cash from the issuance of Common Stock increased due to the exercise of stock options for approximately 2.3 million shares. Net cash used for financing activities in fiscal 2006 consisted primarily of net repayments of debt, cash dividends paid to shareholders, and distributions to minority interest partners, which were partially offset by issuances of Common Stock and advances from an unconsolidated entity. In fiscal 2005, net cash provided by financing activities was $416.5 million and consisted primarily of net additions to debt to finance the GSPP Acquisition and the issuance of Common Stock, which were partially offset by cash dividends paid to shareholders, distributions to minority interest partners, payment on termination of fair value interest rate hedges, and debt issuance costs.

In fiscal 2007, we received $1.6 million of insurance proceeds primarily for property damage claims for a flood that occurred at one of our mills during fiscal 2006. The proceeds are being used primarily to return certain property and equipment to its original condition. Net cash used for investing activities in fiscal 2007 included $1.3 million for capital equipment purchased and the balance was classified in cash provided by operating activities. In fiscal 2006, we received $4.3 million of insurance proceeds, after $3.9 million of deductibles, for $1.5 million of property damage claims and $2.8 million of business interruption claims. The proceeds were used to return certain equipment to its original condition, perform plant clean-up, and replace other equipment that was damaged. Net cash used for investing activities included $0.9 million for capital equipment purchased and the balance was classified in cash provided by operating activities.

Our capital expenditures aggregated $78.0 million in fiscal 2007. We used these expenditures primarily for the purchase and upgrading of machinery and equipment. We estimate that our capital expenditures will aggregate approximately $75 million in fiscal 2008. We were obligated to purchase $4.4 million of fixed assets at September 30, 2007. We intend to use these expenditures for the purchase and upgrading of machinery and equipment, including growth and efficiency capital focused on our folding carton business, and maintenance capital. We believe that our financial position would support higher levels of capital expenditures, if justified by opportunities to increase revenues or reduce costs, and we continuously review new investment opportunities. Accordingly, it is possible that our capital expenditures in fiscal 2008 could be higher than currently anticipated.

We estimate that we will spend approximately $3 million for capital expenditures during fiscal 2008 in connection with matters relating to safety and environmental compliance.

Based on current facts and assumptions, we do not expect cash tax payments to exceed income tax expense in fiscal 2008, 2009 and 2010, respectively.

In connection with prior dispositions of assets and/or subsidiaries, we have made certain guarantees to third parties as of September 30, 2007. Our specified maximum aggregate potential liability (on an undiscounted basis) is approximately $7.6 million, other than with respect to certain specified liabilities, including liabilities relating to title, taxes, and certain environmental matters, with respect to which there may be no limitation. We estimate the fair value of our aggregate liability for outstanding indemnities, including the indemnities described above with respect to which there are no limitations, to be approximately $0.1 million. Accordingly, we have recorded a liability for that amount. For additional information regarding our guarantees, see *"**Note 18. Commitments and Contingencies**"* of the Notes to Consolidated Financial Statements.

We anticipate that we will be able to fund our capital expenditures, interest payments, stock repurchases, dividends, pension payments, working capital needs, and repayments of the current portion of long-term debt for the foreseeable future from cash generated from operations, borrowings under our Senior Credit Facility and

Receivables Facility, proceeds from the issuance of debt or equity securities or other additional long-term debt financing.

In November 2007, our board of directors approved a resolution to pay our quarterly dividend of $0.10 per share, indicating an annualized dividend of $0.40 per year, on our Common Stock.

During fiscal 2008 we have minimum pension contributions of approximately $23 million to make to the U.S. Qualified Plans (as defined below). Based on current facts and assumptions, we anticipate contributing approximately $22 million to the U.S. Qualified Plans in fiscal 2009.

Contractual Obligations

We summarize our enforceable and legally binding contractual obligations at September 30, 2007, and the effect these obligations are expected to have on our liquidity and cash flow in future periods in the following table. We based some of the amounts in this table on management's estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Because these estimates and assumptions are subjective, the enforceable and legally binding obligations we actually pay in future periods may vary from those we have summarized in the table.

	Payments Due by Period				
Contractual Obligations	**Total**	**Fiscal 2008**	**Fiscal 2009 & 2010**	**Fiscal 2011 & 2012**	**Thereafter**
			(In millions)		
Long-term debt, including current portion(a)(e)	$ 714.2	$ 46.0	$287.5	$250.6	$130.1
Operating lease obligations(b)	23.8	10.0	9.3	3.0	1.5
Purchase obligations(c)(d)	263.4	159.4	102.2	1.7	0.1
Total	$1,001.4	$215.4	$399.0	$255.3	$131.7

(a) We have included in the long-term debt line item above amounts owed on our note agreements, industrial development revenue bonds, and credit agreements. For purposes of this table, we assume that all of our long-term debt will be held to maturity. We have not included in these amounts interest payable on our long-term debt. We have excluded aggregate hedge adjustments resulting from terminated interest rate derivatives or swaps of $8.5 million and excluded unamortized bond discounts of $0.4 million from the table to arrive at actual debt obligations. For information on the interest rates applicable to our various debt instruments, see ***"Note 10. Debt"*** of the Notes to Consolidated Financial Statements.

(b) For more information, see ***"Note 12. Leases"*** of the Notes to Consolidated Financial Statements.

(c) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provision; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

(d) Seven Hills commenced operations on March 29, 2001. Our partner has the option to put its interest in Seven Hills to us, at a formula price, effective on the sixth or any subsequent anniversary of the commencement date by providing notice to us to purchase its interest no later than two years prior to the anniversary of the commencement date on which such transaction is to occur. No notification has been received by us from our partner to date. Therefore, the earliest date at which a put could be completed would be March 29, 2010. We currently project this contingent obligation to purchase our partner's interest (based on the formula) to be approximately $16 million, which would result in a purchase price of less than 60% of our partner's share of the net equity reflected on Seven Hills' September 30, 2007 balance sheet. We have not included the $16 million in the table above.

(e) We have not included in the table above an item labeled "other long-term liabilities" reflected on our consolidated balance sheet because none of our other long-term liabilities has a definite pay-out scheme. As discussed in ***"Note 14. Retirement Plans"*** of the Notes to Consolidated Financial Statements, we have long-term liabilities for deferred employee compensation, including pension, supplemental retirement plans, and

deferred compensation. We have not included in the table the payments related to the supplemental retirement plans and deferred compensation because these amounts are dependent upon, among other things, when the employee retires or leaves our Company, and whether the employee elects lump-sum or installment payments. In addition, we have not included in the table minimum pension funding requirements because such amounts are not available for all periods presented. We estimate that we will contribute approximately $23 million to our pension plans in fiscal 2008 and, based on current facts and assumptions, expect to contribute $22 million to the plans in fiscal 2009. During fiscal 2007, we contributed approximately $20.9 million to our pension and supplemental retirement plans.

In addition to the enforceable and legally binding obligations quantified in the table above, we have other obligations for goods and services and raw materials entered into in the normal course of business. These contracts, however, either are not enforceable or legally binding or are subject to change based on our business decisions.

For information concerning certain related party transactions, see ***"Note 17. Related Party Transactions"*** of the Notes to Consolidated Financial Statements.

Stock Repurchase Program

Our board of directors has approved a stock repurchase plan that allows for the repurchase from time to time of shares of Common Stock over an indefinite period of time. As of September 30, 2006, we had approximately 2.0 million shares of Common Stock available for repurchase from our 4.0 million shares of Common Stock authorized. In August 2007 our board of directors amended our stock repurchase plan to allow for the repurchase of an additional 2.0 million shares bringing the cumulative total authorized to 6.0 million shares of Common Stock. Pursuant to our repurchase plan, during fiscal 2007, we repurchased 2.1 million shares for an aggregate cost of $58.7 million. In fiscal 2006 and 2005, we did not repurchase any shares of Common Stock. At September 30, 2007, we had approximately 1.9 million shares of Common Stock available for repurchase under the amended repurchase plan.

Expenditures for Environmental Compliance

For a discussion of our expenditures for environmental compliance, see Item 1, ***"Business — Governmental Regulation — Environmental Regulation."***

Critical Accounting Policies and Estimates

We have prepared our accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts of revenues, expenses, assets and liabilities reported. The following are critical accounting matters that are both important to the portrayal of our financial condition and results and that require some of management's most subjective and complex judgments. The accounting for these matters involves the making of estimates based on current facts, circumstances and assumptions that, in management's judgment, could change in a manner that would materially affect management's future estimates with respect to such matters and, accordingly, could cause our future reported financial condition and results to differ materially from those that we are currently reporting based on management's current estimates. For additional information, see ***"Note 1. Description of Business and Summary of Significant Accounting Policies"*** of the Notes to Consolidated Financial Statements. See also Item 7A, ***"Quantitative and Qualitative Disclosures About Market Risk."***

Accounts Receivable and Allowances

We have an allowance for doubtful accounts, returns and allowances, and cash discounts that serve to reduce the value of our gross accounts receivable to the amount we estimate we will ultimately collect. The allowances contain uncertainties because the calculation requires management to make assumptions and apply judgment regarding the customer's credit worthiness and the returns and allowances and cash discounts that may be taken by our customers. We perform ongoing evaluations of our customers' financial condition and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current financial information. We continuously monitor collections from our customers and maintain a provision for

estimated credit losses based upon our customers' financial condition, our collection experience and any other relevant customer specific information. Our assessment of this and other information forms the basis of our allowances. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to estimate the allowances. However, while these credit losses have historically been within our expectations and the provisions we established, it is possible that our credit loss rates could be higher or lower in the future depending on changes in business conditions. At September 30, 2007, our allowances were $5.4 million; a 5% change in our assumptions would change our allowance by approximately $0.3 million.

Inventory

We carry our inventories at the lower of cost or market. Cost includes materials, labor and overhead. Market, with respect to all inventories, is replacement cost or net realizable value, depending on the inventory. Management frequently reviews inventory to determine the necessity to markdown excess, obsolete or unsaleable inventory. Judgment and uncertainty exists with respect to this estimate because it requires management to assess customer and market demand. These estimates may prove to be inaccurate, in which case we may have overstated or understated the markdown required for excess, obsolete or unsaleable inventory. We have not made any material changes in the accounting methodology used to markdown inventory during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate inventory markdowns. While these markdowns have historically been within our expectations and the markdowns we established, it is possible that our reserves could be higher or lower in the future if our estimates are inaccurate. At September 30, 2007, our inventory reserves were $1.6 million; a 5% change in our inventory allowance assumptions would change our reserve by approximately $0.1 million.

Prior to the application of the LIFO method, our U.S. operations use a variety of methods to estimate the FIFO cost of their finished goods inventories. One of our divisions uses a standard cost system. Another division divides the actual cost of goods manufactured by the tons produced and multiplies this amount by the tons of inventory on hand. Other divisions calculate a ratio, on a plant by plant basis, the numerator of which is the cost of goods sold and the denominator is net sales. This ratio is applied to the estimated sales value of the finished goods inventory. Variances and other unusual items are analyzed to determine whether it is appropriate to include those items in the value of inventory. Examples of variances and unusual items include, but are not limited to, freight, handling costs and wasted materials (spoilage) to determine the amount of current period charges. Cost includes raw materials and supplies, direct labor, indirect labor related to the manufacturing process and depreciation and other factory overheads.

Goodwill and Long-Lived Assets

We review the recorded value of our goodwill annually during the fourth quarter of each fiscal year, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value as set forth in Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets"*. We determine recoverability by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit. Estimating the fair value of the reporting unit involves uncertainties, because it requires management to develop numerous assumptions, including assumptions about the future growth and potential volatility in revenues and costs, capital expenditures, industry economic factors and future business strategy.

The variability of the factors that management uses to perform the goodwill impairment test depends on a number of conditions, including uncertainty about future events and cash flows. All such factors are interdependent and, therefore, do not change in isolation. Accordingly, our accounting estimates may materially change from period to period due to changing market factors. If we had used other assumptions and estimates or if different conditions occurred in future periods, future operating results could be materially impacted. For example, based on available information as of our most recent review during the fourth quarter of fiscal 2007, if our net operating profit before tax had decreased by 10% with respect to the pre-tax earnings we used in our forecasts, the enterprise value of each of our divisions would have continued to exceed their respective net book values. Also, based on the same information, if we had concluded that it was appropriate to increase by 100 basis points the discount rate we used to estimate the fair value of each reporting unit, the fair value for each of our reporting units would have continued to exceed its carrying value.

We follow Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* (**"SFAS 144"**), in determining whether the carrying value of any of our long-lived assets is impaired. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires us to estimate future operating results and cash flows, which also require judgment by management. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Included in our long-lived assets are certain intangible assets. These intangible assets are amortized based on the approximate pattern in which the economic benefits are consumed over their estimated useful lives ranging from 1 to 40 years and have a weighted average life of approximately 21.3 years. We identify the weighted average lives of our intangible assets by category in ***"Note 8. Other Intangible Assets"*** of the Notes to Consolidated Financial Statements.

We have not made any material changes to our impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in future assumptions or estimates we use to calculate impairment losses. However, if actual results are not consistent with our assumptions and estimates, we may be exposed to additional impairment losses that could be material.

Health Insurance

We are self-insured for the majority of our group health insurance costs, subject to specific retention levels. Our self-insurance liabilities contain uncertainties because the calculation requires management to make assumptions regarding, and apply judgment to estimate, the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date. We utilize historical claims lag data provided by our claims administrators to compute the required estimated reserve rate. We calculate our average monthly claims paid utilizing the actual monthly payments during the trailing 12-month period. At that time, we also calculate our required reserve utilizing the reserve rates discussed above. During fiscal 2007, the average monthly claims paid were between $3.4 million and $3.7 million and our average claims lag was between 1.3 and 1.4 times the average monthly claims paid. Our accrual at September 30, 2007, represents approximately 1.3 times the average monthly claims paid. Health insurance costs have risen in recent years, but our reserves have historically been within our expectations. We have not made any material changes in the accounting methodology used to establish our self-insured liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future assumptions or estimates we use to calculate our self-insured liabilities. However, if actual results are not consistent with our assumptions, we may be exposed to losses or gains that could be material. A 5% change in the average claims lag would change our reserve by approximately $0.2 million.

Workers' Compensation

We purchase workers' compensation policies for the majority of our workers' compensation liabilities that are subject to various deductibles. We calculate our workers' compensation reserves based on estimated actuarially calculated development factors. Our workers' compensation liabilities contain uncertainties because the calculation requires management to make assumptions regarding the injuries. We have not made any material changes in the accounting methodology used to establish our workers' compensation liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future assumptions or estimates we use to calculate our workers' compensation liabilities. However, if actual results are not consistent with our assumptions, we may be exposed to losses or gains that could be material. Although the cost of individual claims may vary over the life of the claim, the population taken as a whole has not changed significantly from our expectations. A 5% adverse change in our development factors at September 30, 2007 would have resulted in an additional $0.4 million of expense for the fiscal year.

Accounting for Income Taxes

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.

Certain judgments, assumptions and estimates may affect the carrying value of any deferred tax assets and their associated valuation allowances, if any, and deferred tax liabilities in our Consolidated Financial Statements. We periodically review our estimates and assumptions of our estimated tax assets and obligations using historical experience in the jurisdictions we do business in, and informed judgments. In addition, we maintain reserves for certain tax contingencies based upon our expectations of the outcome of tax audits in the jurisdictions where we operate. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our income tax expense and liabilities. A 1% increase in our effective tax rate would increase tax expense by approximately $1.3 million for fiscal 2007. A 1% increase in our estimated tax rate used to compute deferred tax liabilities and assets, as recorded on the September 30, 2007 consolidated balance sheet, would increase tax expense by approximately $3.9 million for fiscal 2007.

Pension Plans

We have five defined benefit pension plans (**"U.S. Qualified Plans"**), with approximately 52% of our employees in the United States currently accruing benefits. In addition, under several labor contracts, we make payments based on hours worked into multi-employer pension plan trusts established for the benefit of certain collective bargaining employees in facilities both inside and outside the United States. The determination of our obligation and expense for pension plans is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We describe these assumptions in ***"Note 14. Retirement Plans"*** of the Notes to Consolidated Financial Statements, which include, among others, the discount rate, expected long-term rate of return on plan assets and expected rates of increase in compensation levels. Although there is authoritative guidance on how to select most of these assumptions, management must exercise some degree of judgment when selecting these assumptions.

The amounts necessary to fund future payouts under these plans are subject to numerous assumptions and variables. Certain significant variables require us to make assumptions such as a discount rate, expected rate of return on plan assets and future compensation levels. We evaluate these assumptions with our actuarial advisors on an annual basis and we believe they are within accepted industry ranges, although an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net earnings.

Our discount rate for each plan used for determining future net periodic benefit cost is based on the Citigroup Pension Discount Curve. We project benefit cash flows from our defined benefit plans against discount rates published in the September 30, 2007 Citigroup Pension Discount Curve matched to fit our expected liability payment pattern. The benefits paid in each future year were discounted to the present at the published rate of the Citigroup Pension Discount Curve for that year. These present values were added up and a discount rate for each plan was determined that would develop the same present value as the sum of the individual years. To set the discount rate for all plans, the average of the discount rate for the two largest plans was rounded to the nearest 0.125%. We believe this accurately reflects the future defined benefit payment streams for our plans. For measuring benefit obligations as of September 30, 2007 and September 30, 2006 we employed a discount rate of 6.25% and 5.875%, respectively. The 37.5 basis point increase in our discount rate compared to the prior measurement date, the return on plan assets achieved in fiscal 2007 and our $20.9 million of employer contributions in fiscal 2007 were the primary reasons for the $38.6 million increase in funded status compared to the prior fiscal year.

In determining the long-term rate of return for a plan, we consider the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies. As of September 30, 2007 and 2006, we used an expected return on plan assets of 9.0%. The plan assets were divided among various investment classes. As of September 30, 2007, approximately 68% of plan assets were invested with equity managers, approximately 31% of plan assets were invested with fixed income managers, and approximately 1% of plan assets were held in cash. The difference between actual and expected returns on plan assets is accumulated and amortized over future periods and, therefore, affects our recorded obligations and recognized expenses in such future periods. For fiscal 2007 our pension plans had actual returns on assets of $36.3 million as compared with expected returns on assets of $23.2 million, which resulted in a net deferred gain of $13.1 million. At September 30, 2007, we had an unrecognized actuarial loss of $65.4 million. In fiscal 2008, we expect to charge to net periodic pension cost approximately $2.9 million of this unrecognized loss. The amount of this unrecognized loss charged to pension cost in future years is dependent upon future interest rates and pension investment results. A 25 basis point change in the discount rate, the expected increase in compensation levels or the expected long-term rate of return on plan assets

would have had the following effect on fiscal 2007 pension expense (in millions, amounts in the table in parentheses reflect additional income):

	25 Basis Point Increase	25 Basis Point Decrease
Discount rate	$(1.3)	$ 1.4
Compensation level	$ 0.1	$(0.1)
Expected long-term rate of return on plan assets	$(0.6)	$ 0.6

Several factors influence our annual funding requirements. For the U.S. Qualified Plans, our funding policy consists of annual contributions at a rate that provides for future plan benefits and maintains appropriate funded percentages. These contributions are not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended (**"ERISA"**), and subsequent pension legislation and is not more than the maximum amount deductible for income tax purposes. Amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions. The effect on operating results in the future of pension plan funding will depend in part on investment performance, funding decisions and employee demographics.

In fiscal 2007 we made cash contributions to the U.S. Qualified Plans aggregating $20.9 million which exceeded the $17.3 million contribution required by ERISA. In fiscal 2006, there was no minimum contribution to the U.S. Qualified Plans required by ERISA; however, at management's discretion, we made cash contributions to the U.S. Qualified Plans aggregating $20.6 million. Based on current assumptions, our projected required minimum funding to the U.S. Qualified Plans is approximately $23 million in fiscal 2008. However, it is possible that we may decide to contribute an amount greater than the minimum required funding. Based on current facts and assumptions, we anticipate contributing approximately $22 million to the U.S. Qualified Plans in fiscal 2009.

In September 2006, the Financial Accounting Standards Board (**"FASB"**) issued Statement of Financial Accounting Standards No. 158, *"Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)"* (**"SFAS 158"**). SFAS 158 requires an employer that is a business entity and sponsors one or more single employer benefit plans to (1) recognize the funded status of the benefit in its statement of financial position, (2) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, (3) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year end statement of financial position and (4) disclose in the notes to consolidated financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs on credits, and transition asset or obligations. We adopted SFAS 158 effective for the fiscal year ended September 30, 2007. The effect of adopting SFAS 158 was: pension assets are approximately $3 million lower, pension liabilities are approximately $20 million higher, deferred tax assets are approximately $9 million higher, and shareholders' equity is approximately $14 million lower.

New Accounting Standards

See ***"Note 1. Description of Business and Summary of Significant Accounting Policies"*** of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and expected effects on results of operations and financial condition.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to market risk from changes in interest rates, foreign exchange rates and commodity prices. Our objective is to identify and understand these risks and then implement strategies to manage them. When evaluating these strategies, we evaluate the fundamentals of each market, our sensitivity to movement in commodity pricing, and underlying accounting and business implications. To implement these strategies, we periodically enter into various hedging transactions. The sensitivity analyses we present below do not consider the effect of possible adverse changes in the general economy, nor do they consider additional actions we may take to mitigate our exposure to such changes. There can be no assurance that we will manage or continue to manage any risks in the future or that our efforts will be successful.

Derivative Instruments

We enter into a variety of derivative transactions. We use interest rate swap agreements to manage the interest rate characteristics on a portion of our outstanding debt. We evaluate market conditions and our leverage ratio in order to determine our tolerance for potential increases in interest expense that could result from floating interest rates. From time to time we use forward contracts to limit our exposure to fluctuations in non-functional foreign currency rates with respect to our operating units' receivables. We also use commodity swap agreements to limit our exposure to falling sales prices and rising raw material costs.

Interest Rates

We are exposed to changes in interest rates, primarily as a result of our short-term and long-term debt. We use swap agreements to manage the interest rate characteristics of a portion of our outstanding debt. Based on the amounts and mix of our fixed and floating rate debt at September 30, 2007 and September 30, 2006, if market interest rates increase an average of 100 basis points, after considering the effects of our swaps, our interest expense would have increased by $0.9 million in both years. We determined these amounts by considering the impact of the hypothetical interest rates on our borrowing costs and interest rate swap agreements. These analyses do not consider the effects of changes in the level of overall economic activity that could exist in such an environment. In October 2007 we terminated all of our interest rate swaps. Based on the amounts and mix of our fixed and floating rate debt at September 30, 2007, adjusted for our October 2007 terminations, if market interest rates increase an average of 100 basis points our interest expense would have increased by $2.9 million.

Market Risks Impacting Pension Plans

Our pension plans are influenced by trends in the financial markets and the regulatory environment. Adverse general stock market trends and falling interest rates increase plan costs and liabilities. During fiscal 2007 and 2006, the effect of a 0.25% change in the discount rate would have impacted income from continuing operations before income taxes by approximately $1.4 million in both years.

Foreign Currency

We are exposed to changes in foreign currency rates with respect to our foreign currency denominated operating revenues and expenses. Our principal foreign exchange exposure is the Canadian dollar. The Canadian dollar is the functional currency of our Canadian operations.

We have transaction gains or losses that result from changes in our operating units' non-functional currency. For example, we have non-functional currency exposure at our Canadian operations because they have purchases and sales denominated in U.S. dollars. We record these gains or losses in foreign exchange gains and losses in the income statement. From time to time, we enter into currency forward or option contracts to mitigate a portion of our foreign currency transaction exposure. To mitigate potential foreign currency transaction losses, we may use offsetting internal exposures or forward contracts.

We also have translation gains or losses that result from translation of the results of operations of an operating unit's foreign functional currency into U.S. dollars for consolidated financial statement purposes. Translated earnings were $0.2 million higher in fiscal 2007 than if we had translated the same earnings using fiscal 2006 exchange rates. Translated earnings were $0.7 million higher in fiscal 2006 than if we had translated the same earnings using fiscal 2005 exchange rates.

During fiscal 2007 and 2006, the effect of a one percentage point change in exchange rates would have impacted accumulated other comprehensive income by approximately $1.4 million and $1.2 million, respectively.

Commodities

Fiber

The principal raw material we use in the production of recycled paperboard and corrugated medium is recycled fiber. Our purchases of old corrugated containers (**"OCC"**) and double-lined kraft clippings account for our largest fiber costs and approximately 57% of our fiscal 2007 fiber purchases. The remaining 43% of our fiber purchases consists of a number of other grades of recycled paper.

From time to time we make use of financial swap agreements to limit our exposure to changes in OCC prices. With the effect of our OCC swaps, a hypothetical 10% increase in total fiber prices would have increased our costs by $11 million and $8 million in fiscal 2007 and 2006, respectively. In times of higher fiber prices, we may have the ability to pass a portion of the increased costs on to our customers in the form of higher finished product pricing; however, there can be no assurance that we will be able to do so.

Coated Unbleached Kraft

We purchase Coated Unbleached Kraft ("CUK") from external sources to use in our folding carton converting business. A hypothetical 10% increase in CUK prices throughout each year would have increased our costs by approximately $9 million during fiscal 2007 and by approximately $10 million during fiscal 2006. In times of higher CUK prices, we may have the ability to pass a portion of our increased costs on to our customers in the form of higher finished product pricing; however, there can be no assurance that we will be able to do so.

Linerboard/Corrugated Medium

We have the capacity to produce approximately 184,000 tons per year of corrugated medium at our St. Paul, Minnesota operation. From time to time, we make use of swap agreements to limit our exposure to falling corrugated medium sales prices at our St. Paul operation. Taking into account the effect of swaps we had in place, a hypothetical 10% decrease in selling price throughout each year would have resulted in lower sales of approximately $8 million and $7 million during fiscal 2007 and 2006, respectively.

We convert approximately 197,000 tons per year of corrugated medium and linerboard in our corrugated box converting operations into corrugated sheet stock. A hypothetical 10% increase in linerboard and corrugated medium pricing throughout each year would have resulted in increased costs of approximately $9 million and $8 million during fiscal 2007 and 2006, respectively. We may have the ability to pass a portion of our increased costs on to our customers in the form of higher finished product pricing; however, there can be no assurance that we will be able to do so.

Energy

Energy is one of the most significant manufacturing costs of our paperboard operations. We use natural gas, electricity, fuel oil and coal to generate steam used in the paper making process and to operate our recycled paperboard machines and we use primarily electricity for our converting equipment. Our bleached paperboard mill uses wood by-products for most of its energy. We generally purchase these products from suppliers at market rates. Occasionally, we enter into long-term agreements to purchase natural gas.

We spent approximately $121 million on all energy sources in fiscal 2007. Natural gas and fuel oil accounted for approximately 43% (6.2 million MMBtu) of our total purchases in fiscal 2007. Excluding fixed price natural gas forward contracts, a hypothetical 10% change in the price of energy throughout the year would have increased our cost of energy by $12 million.

We spent approximately $133 million on all energy sources in fiscal 2006. Natural gas and fuel oil accounted for approximately 45% (6.5 million MMBtu) of our total purchases in fiscal 2006. Excluding fixed price natural gas forward contracts, a hypothetical 10% change in the price of energy throughout the year would have increased our cost of energy by $13 million.

Our long-term steam contract at our St. Paul Mill complex expired June 2007; however, we were supplied steam through August 2007. The contract will not be renewed because the coal plant in the area that supplied the steam has closed. As a result, we will burn an additional three million MMBtu per year of either natural gas or fuel oil at St. Paul. At current market prices, we expect our quarterly cost of energy will increase by approximately $1 million over the rates charged under the steam contract prior to June 30, 2007.

We may have the ability to pass a portion of our increased costs on to our customers in the form of higher finished product pricing; however, there can be no assurance that we will be able to do so. We periodically evaluate alternative scenarios to manage these risks.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Index to Financial Statements

Description

For supplemental quarterly financial information, please see ***"Note 20. Financial Results by Quarter (Unaudited)"*** of the Notes to Consolidated Financial Statements.

ROCK-TENN COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended September 30,		
	2007	**2006**	**2005**
	(In millions, except per share data)		
Net sales	**$2,315.8**	$2,138.1	$1,733.5
Cost of goods sold	**1,870.2**	1,789.0	1,459.2
Gross profit	**445.6**	349.1	274.3
Selling, general and administrative expenses	**259.1**	244.2	205.0
Restructuring and other costs, net	**4.7**	7.8	7.5
Operating profit	**181.8**	97.1	61.8
Interest expense	**(49.8)**	(55.6)	(36.6)
Interest and other income (expense), net	**(1.3)**	1.6	0.5
Equity in income (loss) of unconsolidated entities	**1.1**	1.9	(1.0)
Minority interest in income of consolidated subsidiaries	**(4.8)**	(6.4)	(4.8)
Income before income taxes	**127.0**	38.6	19.9
Income tax expense	**(45.3)**	(9.9)	(2.3)
Net income	**$ 81.7**	$ 28.7	$ 17.6
Basic earnings per share:			
Net income	**$ 2.12**	$ 0.79	$ 0.50
Diluted earnings per share:			
Net income	**$ 2.07**	$ 0.77	$ 0.49

See accompanying notes.

ROCK-TENN COMPANY

CONSOLIDATED BALANCE SHEETS

	September 30, 2007	September 30, 2006
	(In millions, except share and per share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 10.9	$ 6.9
Accounts receivable (net of allowances of $5.4 and $5.2)	230.6	230.8
Inventories	224.4	218.9
Other current assets	26.8	25.0
Assets held for sale	1.8	4.0
Total current assets	494.5	485.6
Property, plant and equipment at cost:		
Land and buildings	274.8	266.0
Machinery and equipment	1,368.6	1,299.7
Transportation equipment	10.8	10.8
Leasehold improvements	5.9	6.2
	1,660.1	1,582.7
Less accumulated depreciation and amortization	(822.6)	(732.1)
Net property, plant and equipment	837.5	850.6
Goodwill	364.5	356.6
Intangibles, net	67.6	55.1
Investment in unconsolidated entities	28.9	21.6
Other assets	7.7	14.5
	$1,800.7	$1,784.0
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 46.0	$ 40.8
Accounts payable	161.6	141.8
Accrued compensation and benefits	73.8	65.7
Other current liabilities	63.5	57.7
Total current liabilities	344.9	306.0
Long-term debt due after one year	667.8	754.9
Hedge adjustments resulting from terminated fair value interest rate derivatives or swaps	8.5	10.4
Total long-term debt	676.3	765.3
Accrued pension and other long-term benefits	47.3	75.9
Deferred income taxes	125.7	99.8
Other long-term liabilities	7.6	9.6
Commitments and contingencies (Notes 12 and 18)		
Minority interest	9.9	18.8
Shareholders' equity:		
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares outstanding	—	—
Class A common stock, $0.01 par value; 175,000,000 shares authorized; 37,988,779 and 37,688,522 shares outstanding at September 30, 2007 and September 30, 2006, respectively	0.4	0.4
Capital in excess of par value	222.6	179.6
Retained earnings	357.8	341.2
Accumulated other comprehensive income (loss)	8.2	(12.6)
Total shareholders' equity	589.0	508.6
	$1,800.7	$1,784.0

See accompanying notes.

ROCK-TENN COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Class A Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
		(In millions, except share and per share data)				
Balance at October 1, 2004	35,640,784	$0.4	$155.2	$321.5	$(39.5)	$437.6
Comprehensive income:						
Net income	—	—	—	17.6	—	17.6
Foreign currency translation adjustments	—	—	—	—	13.8	13.8
Net unrealized gain on derivative instruments (net of $(2.4) tax)	—	—	—	—	3.6	3.6
Pension liability adjustments (net of $8.2 tax)	—	—	—	—	(10.5)	(10.5)
Comprehensive income	—	—	—	—	—	24.5
Income tax benefit from exercise of stock options	—	—	0.2	—	—	0.2
Shares granted under restricted stock plan	200,000	—	—	—	—	—
Compensation expense under restricted stock plan	—	—	1.7	—	—	1.7
Restricted Stock grant cancelled	(24,333)	—	—	—	—	—
Cash dividends — $0.36 per share	—	—	—	(12.9)	—	(12.9)
Issuance of Class A common stock net of stock received for tax withholdings	463,713	—	5.3	(0.2)	—	5.1
Balance at September 30, 2005	36,280,164	0.4	162.4	326.0	(32.6)	456.2
Comprehensive income:						
Net income	—	—	—	28.7	—	28.7
Foreign currency translation adjustments	—	—	—	—	3.3	3.3
Reclassification of previously terminated hedges to earnings (net of $1.1 tax)	—	—	—	—	(1.8)	(1.8)
Net unrealized gain on derivative instruments (net of $(1.7) tax)	—	—	—	—	2.8	2.8
Pension liability adjustments (net of $(10.6) tax)	—	—	—	—	15.7	15.7
Comprehensive income	—	—	—	—	—	48.7
Income tax benefit from exercise of stock options	—	—	1.0	—	—	1.0
Shares granted under restricted stock plan	469,503	—	—	—	—	—
Compensation expense under share based plans	—	—	3.5	—	—	3.5
Cash dividends — $0.36 per share	—	—	—	(13.2)	—	(13.2)
Issuance of Class A common stock net of stock received for tax withholdings	938,855	—	12.7	(0.3)	—	12.4
Balance at September 30, 2006	37,688,522	0.4	179.6	341.2	(12.6)	508.6
Comprehensive income:						
Net income	—	—	—	**81.7**	—	**81.7**
Foreign currency translation adjustments	—	—	—	—	**14.0**	**14.0**
Reclassification of previously terminated hedges to earnings (net of $1.5 tax)	—	—	—	—	**(2.5)**	**(2.5)**
Net unrealized loss on derivative instruments (net of $0.3 tax)	—	—	—	—	**(0.4)**	**(0.4)**
Pension liability adjustments (net of $(15.1) tax)	—	—	—	—	**24.0**	**24.0**
Comprehensive income	—	—	—	—	—	**116.8**
Impact of adopting SFAS No. 158 (as hereinafter defined) (net of $9.0 tax)	—	—	—	—	**(14.3)**	**(14.3)**
Income tax benefit from exercise of stock options	—	—	**14.1**	—	—	**14.1**
Shares granted under restricted stock plan	**165,497**	—	—	—	—	—
Compensation expense under share based plans	—	—	**7.3**	—	—	**7.3**
Cash dividends — $0.39 per share	—	—	—	**(15.4)**	—	**(15.4)**
Issuance of Class A common stock net of stock received for tax withholdings	**2,278,460**	—	**33.6**	**(3.0)**	—	**30.6**
Purchases of Class A common stock	**(2,143,700)**	—	**(12.0)**	**(46.7)**	—	**(58.7)**
Balance at September 30, 2007	**37,988,779**	**$0.4**	**$222.6**	**$357.8**	**$ 8.2**	**$589.0**

See accompanying notes.

ROCK-TENN COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,		
	2007	2006	2005
		(In millions)	
Operating activities:			
Net income	**$ 81.7**	$ 28.7	$ 17.6
Items in income not affecting cash:			
Depreciation and amortization	**103.7**	104.3	84.0
Deferred income tax expense	**22.2**	5.5	4.0
Income tax benefit of employee stock options	**—**	—	0.2
Share-based compensation expense	**7.3**	3.6	1.7
Gain (loss) on disposal of plant and equipment and other, net	**0.9**	(0.4)	(1.8)
Minority interest in income of consolidated subsidiaries	**4.8**	6.4	4.8
Equity in (income) loss of unconsolidated entities	**(1.1)**	(1.9)	1.0
Proceeds from (payment on) termination of cash flow interest rate hedges	**(0.7)**	14.5	—
Pension funding (more) less than expense	**(7.5)**	(4.1)	8.7
Impairment adjustments and other non-cash items	**2.0**	3.5	2.9
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable	**3.4**	(30.9)	23.4
Inventories	**(2.6)**	(14.1)	9.5
Other assets	**18.8**	(7.6)	(5.2)
Accounts payable	**18.7**	25.1	3.2
Income taxes payable	**(4.3)**	8.6	(3.2)
Accrued liabilities	**(9.0)**	12.3	2.5
Net cash provided by operating activities	**238.3**	153.5	153.3
Investing activities:			
Capital expenditures	**(78.0)**	(64.6)	(54.3)
Purchases of marketable securities	**—**	—	(195.3)
Maturities and sales of marketable securities	**—**	—	223.5
Cash paid for purchase of businesses, net of cash received	**(32.1)**	(7.8)	(552.3)
Investment in unconsolidated entities	**(9.6)**	(0.2)	(0.1)
Return of capital from unconsolidated entities	**6.5**	—	—
Proceeds from sale of property, plant and equipment	**2.8**	4.7	6.0
Proceeds from property, plant and equipment insurance settlement	**1.3**	0.9	—
Net cash used for investing activities	**(109.1)**	(67.0)	(572.5)
Financing activities:			
Additions to revolving credit facilities	**68.1**	79.5	226.0
Repayments of revolving credit facilities	**(91.9)**	(210.7)	(10.0)
Additions to debt	**22.1**	51.8	320.8
Repayments of debt	**(85.1)**	(29.7)	(100.5)
Payment on termination of fair value interest rate hedges	**—**	—	(4.3)
Debt issuance costs	**—**	(0.3)	(4.0)
Issuances of common stock	**31.5**	11.5	5.1
Purchases of common stock	**(58.7)**	—	—
Excess tax benefits from share-based compensation	**14.1**	1.0	—
Capital contributed to consolidated subsidiary from minority interest	**—**	2.1	—
Advances from (repayments to) unconsolidated entity	**(5.4)**	8.6	1.4
Cash dividends paid to shareholders	**(15.4)**	(13.2)	(12.9)
Cash distributions paid to minority interest	**(4.2)**	(6.4)	(5.1)
Net cash provided by (used for) financing activities	**(124.9)**	(105.8)	416.5
Effect of exchange rate changes on cash and cash equivalents	**(0.3)**	(0.6)	0.8
Increase (decrease) in cash and cash equivalents	**4.0**	(19.9)	(1.9)
Cash and cash equivalents at beginning of year	**6.9**	26.8	28.7
Cash and cash equivalents at end of year	**$ 10.9**	$ 6.9	$ 26.8

ROCK-TENN COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

Supplemental disclosure of cash flow information:

	Year Ended September 30,		
	2007	2006	2005
	(In millions)		
Cash paid (received) during the period for:			
Income taxes, net of refunds	**$13.1**	$ (4.4)	$ 4.2
Interest, net of amounts capitalized	**54.4**	60.1	38.4

Supplemental schedule of non-cash investing and financing activities:

In fiscal 2007, we contributed $3.9 million of assets to our newly formed Display Source Alliance, LLC joint venture. The assets consisted primarily of equipment and inventory.

The fiscal 2007 and 2006 line item Issuance of common stock net of stock received for tax withholdings in our consolidated statements of shareholders' equity differs from the fiscal 2007 and 2006 line item Issuance of common stock in our consolidated statements of cash flows due to $0.9 million of receivables from the sale of stock being outstanding from employees at September 30, 2006. These receivables were collected in fiscal 2007.

The year ended September 30, 2006 includes two Packaging Products segment acquisitions we funded and certain adjustments related to our GSPP Acquisition (as hereinafter defined) in fiscal 2005. Cash paid for the two fiscal 2006 acquisitions aggregated $7.7 million, which included $3.2 million of goodwill.

	September 30, 2006
	(In millions)
Fair value of assets acquired including goodwill	**$8.5**
Cash paid	**7.8**
Liabilities assumed	**$0.7**

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

*Unless the context otherwise requires, "**we**", "**us**", "**our**", "**Rock-Tenn**" and "**the Company**" refer to the business of Rock-Tenn Company and its consolidated subsidiaries, including RTS Packaging, LLC ("**RTS**") and Fold-Pak, LLC ("**Fold-Pak**", formerly known as GSD Packaging, LLC). We own 65% of RTS and conduct our interior packaging products business through RTS. At September 30, 2006 and 2005 we owned 60% of Fold-Pak and conducted some of our folding carton operations through Fold-Pak. In January 2007, we acquired the remaining 40% of Fold-Pak. These terms do not include Seven Hills Paperboard, LLC ("**Seven Hills**"), Quality Packaging Specialists International, LLC ("**QPSI**"), or Display Source Alliance, LLC ("**DSA**"). We own 49% of Seven Hills, a manufacturer of gypsum paperboard liner, 23.96% of QPSI, a business providing merchandising displays, contract packing, logistics and distribution solutions, and 45% of DSA, a business providing primarily permanent merchandising displays, none of which we consolidate.*

We are primarily a manufacturer of packaging products, merchandising displays, and paperboard.

Consolidation

The consolidated financial statements include our accounts and all of our majority-owned subsidiaries. We account for subsidiaries owned less than 50% but more than 20% under the equity method. We have eliminated all significant intercompany accounts and transactions.

We have determined that Seven Hills is a variable interest entity as defined in FASB Interpretation 46(R), "*Consolidation of Variable Interest Entities.*" We are not however its primary beneficiary. Accordingly, we use the equity method to account for our investment in Seven Hills. We have consolidated the assets and liabilities of RTS. We have accounted for our investment in both QPSI and DSA under the equity method.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("**GAAP**") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and the differences could be material.

The most significant accounting estimates inherent in the preparation of our consolidated financial statements include estimates to evaluate the recoverability of goodwill, intangibles and property, plant and equipment, determine the useful lives of assets that are amortized or depreciated, and measure income taxes, self-insured obligations and restructuring. In addition, significant estimates form the basis for our reserves with respect to collectibility of accounts receivable, inventory valuations, pension benefits, and certain benefits provided to current employees. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. We regularly re-evaluate these significant factors and make adjustments where facts and circumstances dictate.

Revenue Recognition

We recognize revenue when there is persuasive evidence that an arrangement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed or determinable and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is dependent on the location of title transfer which is normally either on the exit from our plants (i.e., shipping point) or on arrival at customers' plants (i.e., destination point). We do not

recognize revenue from transactions where we bill customers but retain custody and title to these products until the date of custody and title transfer.

We net, against our gross sales, provisions for discounts, returns, allowances, customer rebates and other adjustments. We account for such provisions during the same period in which we record the related revenues. We include in net sales any amounts related to shipping and handling that are billed to a customer.

Shipping and Handling Costs

We classify shipping and handling costs as a component of cost of goods sold.

Derivatives

We enter into a variety of derivative transactions. We are exposed to changes in interest rates as a result of our short-term and long-term debt. We used interest rate swap instruments to varying degrees from time to time to manage the interest rate characteristics of a portion of our outstanding debt. Also, from time to time we use forward contracts to limit our exposure to fluctuations in Canadian foreign currency rates with respect to our receivables denominated in Canadian dollars. We also use commodity swap agreements to limit our exposure to falling sales prices and rising raw material costs. We terminate existing swaps and enter into new ones from time to time based on changes in market conditions and changes in hedging strategies.

We are exposed to counterparty credit risk for nonperformance and to market risk for changes in interest rates. We manage exposure to counterparty credit risk through minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk.

For each derivative instrument that is designated and qualifies as a fair value hedge, we recognize the change in fair value of the derivative instrument, as well as the offsetting change in fair value on the hedged item attributable to the hedged risk, in current earnings. For each derivative instrument that is designated and qualifies as a cash flow hedge, we report the effective portion of the change in fair value on the derivative instrument as a component of accumulated other comprehensive income or loss and reclassify that portion into earnings in the same period or periods during which the hedged transaction affects earnings. We recognize the ineffective portion of the hedge, if any, in current earnings during the period of change. Amounts that are reclassified into earnings from accumulated other comprehensive income and any ineffective portion of a hedge are reported on the same income statement line item as the originally hedged item. Cash flows from terminated interest rate swaps are classified in the same category in the Consolidated Statement of Cash Flows as the cash flows from the items being hedged.

We amortize the adjustment to the carrying value of our fixed rate debt instruments that arose from previously terminated fair value hedges to interest expense using the effective interest method over the remaining life of the related debt.

Upon the termination of cash flow hedge swaps, any amounts related to these swaps, recorded in accumulated other comprehensive income on the date of termination, are not normally immediately recognized as income (or expense) but remain in other comprehensive income/(loss) and are amortized to earnings, as interest income (or expense,) for interest rate hedges, or to cost of sales for other hedges, over the remaining term of the originally hedged item. Any cash received (or paid) as a result of terminating the hedges is classified, in the statement of cash flows, in the same category as the cash flows relating to the items being hedged.

For derivative instruments not designated as hedging instruments, we recognize the change in value of the derivative instrument in current earnings during the period of change. These instruments act as economic hedges but do not meet the criteria for treatment as hedges under Statement of Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* (**"SFAS 133"**). The changes in the fair value of these swaps are reported in cost of sales on the consolidated statement of income.

We include the fair value of hedges in either short-term or long-term other liabilities and/or other assets on the balance sheet subject to the term of the hedged item. We base the fair value of our derivative instruments on market pricing. Fair value represents the net amount required for us to terminate the position, taking into consideration market rates and counterparty credit risk.

Cash Equivalents

We consider all highly liquid investments that mature three months or less from the date of purchase to be cash equivalents. The carrying amounts we report in the consolidated balance sheets for cash and cash equivalents approximate fair market values. We place our cash and cash equivalents with large credit worthy banks, which limits the amount of our credit exposure.

Accounts Receivable and Allowances

We perform periodic evaluations of our customers' financial condition and generally do not require collateral. Receivables generally are due within 30 days. We serve a diverse customer base primarily in North America and, therefore, have limited exposure from credit loss to any particular customer or industry segment.

We state accounts receivable at the amount owed by the customer, net of an allowance for estimated uncollectible accounts, returns and allowances, and cash discounts. We do not discount accounts receivable because we generally collect accounts receivable over a very short time. We account for sales and other taxes that are imposed on and concurrent with individual revenue-producing transactions between a seller and a customer on a net basis which excludes the taxes from revenues. We estimate our allowance for doubtful accounts based on our historical experience, current economic conditions and the credit worthiness of our customers. We charge off receivables when they are determined to be no longer collectible. In fiscal 2007, 2006, and 2005, we recorded bad debt expense of $1.0 million, $2.0 million, and $0.5 million, respectively.

Inventories

We value substantially all U.S. inventories at the lower of cost or market, with cost determined on the last-in, first-out (**"LIFO"**) basis. We value all other inventories at lower of cost or market, with cost determined using methods which approximate cost computed on a first-in, first-out (**"FIFO"**) basis. These other inventories represent primarily foreign inventories and spare parts inventories and aggregate approximately 28.0% and 26.7% of FIFO cost of all inventory at September 30, 2007 and 2006, respectively.

Prior to the application of the LIFO method, our U.S. operating divisions use a variety of methods to estimate the FIFO cost of their finished goods inventories. One of our divisions uses a standard cost system. Another division divides the actual cost of goods manufactured by the tons produced and multiplies this amount by the tons of inventory on hand. Other divisions calculate a ratio, on a plant by plant basis, the numerator of which is the cost of goods sold and the denominator is net sales. This ratio is applied to the estimated sales value of the finished goods inventory. Variances and other unusual items are analyzed to determine whether it is appropriate to include those items in the value of inventory. Examples of variances and unusual items are, but are not limited to, abnormal production levels, freight, handling costs, and wasted materials (spoilage) to determine the amount of current period charges. Cost includes raw materials and supplies, direct labor, indirect labor related to the manufacturing process and depreciation and other factory overheads.

Property, Plant and Equipment

We state property, plant and equipment at cost. Cost includes major expenditures for improvements and replacements that extend useful lives, increase capacity, increase revenues or reduce costs. During fiscal 2007, 2006, and 2005, we capitalized interest of approximately $0.8 million, $0.8 million, and $0.5 million, respectively.

For financial reporting purposes, we provide depreciation and amortization primarily on a straight-line method and on the declining balance method over the estimated useful lives of the assets as follows:

Buildings and building improvements	15-40 years
Machinery and equipment	3-20 years
Transportation equipment	3-8 years

Leasehold improvements are depreciated over the shorter of the asset life or the lease term, generally between 3 and 10 years. Depreciation expense for fiscal 2007, 2006, and 2005 was approximately $96.6 million, $96.6 million, and $79.0 million, respectively.

Goodwill and Long-Lived Assets

We review the recorded value of our goodwill annually during the beginning of the fourth quarter of each fiscal year, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value as set forth in Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets"* (**"SFAS 142"**). We determine recoverability by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit.

Reporting units are our operating divisions. The amount of goodwill allocated to a reporting unit is the excess of the purchase price of the acquired businesses (or portion thereof) included in the reporting unit, over the fair value assigned to the individual assets acquired and liabilities assumed.

The SFAS 142 goodwill impairment model is a two-step process. In step one, we utilize the present value of expected net cash flows to determine the estimated fair value of our reporting units. This present value model requires management to estimate future net cash flows, the timing of these cash flows, and a discount rate (based on a weighted average cost of capital), which represents the time value of money and the inherent risk and uncertainty of the future cash flows. Factors that management must estimate when performing this step in the process include, among other items, sales volume, prices, inflation, discount rates, exchange rates, tax rates and capital spending. The assumptions we use to estimate future cash flows are consistent with the assumptions that the reporting units use for internal planning purposes, updated to reflect current expectations. If we determine that the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If we determine that the carrying amount of the reporting unit exceeds its estimated fair value, we must complete step two of the impairment analysis. Step two involves determining the implied fair value of the reporting unit's goodwill and comparing it to the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess. We completed the annual test of the goodwill associated with each of our reporting units during fiscal 2007 and concluded the fair values were in excess of the carrying values of each of the reporting units.

We follow Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* (**"SFAS 144"**) in determining whether the carrying value of any of our long-lived assets, including intangibles other than goodwill, is impaired. The SFAS 144 test is a three-step test for assets that are "held and used" as that term is defined by SFAS 144. First, we determine whether indicators of impairment are present. SFAS 144 requires us to review long-lived assets for impairment only when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. Accordingly, while we do routinely assess whether impairment indicators are present, we do not routinely perform tests of recoverability. Second, if we determine that indicators of impairment are present, we determine whether the estimated undiscounted cash flows for the potentially impaired assets are less than the carrying value. This requires management to estimate future net cash flows. The assumptions we use to estimate future cash flows are consistent with the assumptions we use for internal planning purposes, updated to reflect current expectations. Third, if such estimated undiscounted cash flows do not exceed the carrying value, we estimate the fair value of the asset and record an impairment charge if the carrying value is greater than the fair value of the asset. We estimate fair value using

discounted cash flows, prices for similar assets, or other valuation techniques. We use a similar test for assets classified as "held for sale," except that the assets are recorded at the lower of their carrying value or fair value less anticipated cost to sell.

Included in our long-lived assets are certain identifiable intangible assets. These intangible assets are amortized based on the estimated pattern in which the economic benefits are realized over their estimated useful lives ranging from 1 to 40 years and have a weighted average life of approximately 21.3 years. We identify the weighted average lives of our intangible assets by category in ***"Note 8. Other Intangible Assets."***

Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires us to estimate future operating results and cash flows, which also require judgment by management. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Health Insurance

We are self-insured for the majority of our group health insurance costs, subject to specific retention levels. We calculate our group insurance reserve based on estimated reserve rates. We utilize claims lag data provided by our claims administrators to compute the required estimated reserve rate. We calculate our average monthly claims paid using the actual monthly payments during the trailing 12-month period. At that time, we also calculate our required reserve using the reserve rates discussed above. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our group health insurance costs.

Workers' Compensation

We purchase large risk deductible workers' compensation policies for the majority of our workers' compensation liabilities that are subject to various deductibles to limit our exposure. We calculate our workers' compensation reserves based on estimated actuarially calculated development factors.

Income Taxes

We account for income taxes under the liability method, which requires that we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. We record a valuation allowance against deferred tax assets when the weight of available evidence indicates it is more likely than not that the deferred tax asset will not be realized at its initially recorded value. We have elected to treat earnings from certain foreign subsidiaries, from the date we acquired those subsidiaries, as subject to repatriation, and we provide for taxes accordingly. However, we consider all earnings of our other foreign subsidiaries indefinitely reinvested in those respective operations, other than those earnings we repatriated, under the American Jobs Creation Act of 2004, as extraordinary dividends. Other than the extraordinary dividends, we have not provided for any incremental United States taxes that would be due upon repatriation of those earnings into the United States. However, in the event of a distribution of those earnings in the form of dividends or otherwise, we may be subject to both United States income taxes, subject to an adjustment for foreign tax credits, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred United States income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

Pension and Other Post-Retirement Benefits

We account for pensions in accordance with Statement of Accounting Standards No. 87, *"Employers' Accounting for Pensions"* (**"SFAS 87"**) and SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension*

and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (**"SFAS 158"**). The determination of our obligation and expense for pension and other post-retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We describe these assumptions in ***"Note 14. Retirement Plans,"*** which include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation levels. As allowed under SFAS 87, we defer actual results that differ from our assumptions and amortize the difference over future periods. Therefore, these differences generally affect our recognized expense, recorded obligation and funding requirements in future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement benefit obligations and our future expense.

Stock Based Compensation

Prior to fiscal 2006, we elected to follow the intrinsic value method of APB 25 and related interpretations in accounting for our employee stock options. Under APB 25, because the exercise price of our employee stock options equaled the market price of the underlying stock on the date of grant, we recognized no compensation expense for stock options. We disclose pro forma information regarding net income and earnings per share in ***"Note 15. Shareholders' Equity."*** On October 1, 2005, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "*Share-Based Payment*" (**"SFAS 123(R)"**). The adoption of SFAS 123(R), and resulting recognition of compensation related to stock options, did not have a material effect on our consolidated financial statements.

Pursuant to our 2004 Incentive Stock Plan, we can award shares of restricted Common Stock to employees and our board of directors. Sale of the stock awarded is generally restricted for three to five years from the date of grant, depending on vesting. Vesting of the stock granted to employees generally occurs in annual increments of one-third beginning on the third anniversary of the date of grant. We charge compensation under the plan to earnings over each increment's individual restriction period. In some instances, accelerated vesting of a portion of the grant may occur based on our performance. Also, some restricted stock grants contain market or performance conditions that must be met in conjunction with the service requirement for the shares to vest. See ***"Note 15. Shareholders' Equity"*** for additional information.

Asset Retirement Obligations

The Company accounts for asset retirement obligations in accordance with SFAS No. 143, "*Accounting for Asset Retirement Obligations*" (**"SFAS 143"**) and FASB Interpretation No. 47, "*Accounting for Conditional Asset Retirement Obligations*" (**"FIN 47"**). A liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists and the liability can be reasonably estimated. The liability is accreted over time and the asset is depreciated over the remaining life of the related asset. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded. Asset retirement obligations with indeterminate settlement dates are not recorded until such dates can be reasonably estimated. Asset retirement obligations consist primarily of wastewater lagoon and landfill closure costs at certain of our paperboard mills. The amount accrued is not significant.

Repair and Maintenance Costs

We expense routine repair and maintenance costs as we incur them. We defer expenses we incur during planned major maintenance activities and recognize the expenses ratably over the shorter of the life provided or until replaced by the next major maintenance activity. Our bleached paperboard mill is the only facility that currently conducts annual planned major maintenance activities. This maintenance is generally performed in our first fiscal quarter and has a material impact on our results of operations in that period.

Foreign Currency

We translate the assets and liabilities of our foreign operations from the functional currency at the rate of exchange in effect as of the balance sheet date. We translate the revenues and expenses of our foreign operations at a daily average rate prevailing for each month during the fiscal year. We reflect the resulting translation adjustments in shareholders' equity. We include gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, in the consolidated statements of income. We recorded losses of $0.9 million, $0.2 million and $0.7 million in fiscal 2007, 2006, and 2005, respectively.

Environmental Remediation Costs

We accrue for losses associated with our environmental remediation obligations when it is probable that we have incurred a liability and the amount of the loss can be reasonably estimated. We generally recognize accruals for estimated losses from our environmental remediation obligations no later than completion of the remedial feasibility study and adjust such accruals as further information develops or circumstances change. We recognize recoveries of our environmental remediation costs from other parties as assets when we deem their receipt probable.

New Accounting Standards — Recently Adopted

We adopted SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)*" as of the end of our fiscal year ending September 30, 2007. See "***Note 14. Retirement Plans — Defined Benefit Pension Plans***."

New Accounting Standards — Recently Issued

In July 2006, the FASB released FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109*" (**"FIN 48"**). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its consolidated financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under FIN 48, the consolidated financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. FIN 48 is likely to cause greater volatility in earnings as more items are recognized discretely within income tax expense. FIN 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. FIN 48 is effective as of the beginning of fiscal years that start after December 15, 2006 (October 1, 2007 for us).

We have analyzed our filing positions in all taxing jurisdictions where we are required to file income tax returns, as well as all open tax years in these jurisdictions. We have also analyzed positions taken to not file income tax returns in certain jurisdictions. Based on our current analysis, we anticipate the adoption of FIN 48 will result in a charge to our beginning balance of retained earnings at the date of adoption of approximately $1.6 million (unaudited) to increase our tax reserves. Our estimate is subject to revision as we complete our analysis.

In September 2006, the FASB released SFAS No. 157, "Fair Value Measurements" (**"SFAS 157"**). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement would be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 is effective for fiscal years beginning after November 15, 2007 (October 1, 2008 for us). Management is presently evaluating the impact, if any, upon adoption.

Note 2. Basic and Diluted Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in millions, except for earnings per share information):

	Year Ended September 30,		
	2007	**2006**	**2005**
Numerator:			
Net income	**$81.7**	$28.7	$17.6
Denominator:			
Denominator for basic earnings per share — weighted average shares	**38.5**	36.1	35.5
Effect of dilutive stock options and restricted stock awards	**1.0**	0.9	0.6
Denominator for diluted earnings per share — weighted average shares and assumed conversions	**39.5**	37.0	36.1
Basic earnings per share:			
Net income per share — basic	**$2.12**	$0.79	$0.50
Diluted earnings per share:			
Net income per share — diluted	**$2.07**	$0.77	$0.49

Options to purchase 0.1 million, 1.0 million and 1.8 million shares of Common Stock in 2007, 2006, and 2005, respectively, were not included in the computation of diluted earnings per share because the effect of including the options in the computation would have been antidilutive. The dilutive impact of the remaining options outstanding in each year was included in the effect of dilutive securities.

Note 3. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is comprised of the following, net of taxes, where applicable (in millions):

	September 30,	
	2007	**2006**
Foreign currency translation gain	**$ 49.5**	$ 35.5
Net unrealized gain on derivative instruments, net of tax	**1.2**	4.1
Pension liability adjustments, net of tax	—	(52.2)
Unrecognized pension net loss, net of tax	**(40.1)**	—
Unrecognized pension prior service cost, net of tax	**(2.4)**	—
Total accumulated other comprehensive income (loss)	**$ 8.2**	$(12.6)

Note 4. Inventories

Inventories are as follows (in millions):

	September 30,	
	2007	2006
Finished goods and work in process	**$152.1**	$140.0
Raw materials	**71.9**	70.6
Supplies and spare parts	**34.3**	35.4
Inventories at FIFO cost	**258.3**	246.0
LIFO reserve	**(33.9)**	(27.1)
Net inventories	**$224.4**	$218.9

It is impracticable to segregate the LIFO reserve between raw materials, finished goods and work in process. In fiscal 2007, 2006, and 2005, we reduced inventory quantities in some of our LIFO pools. This reduction generally results in a liquidation of LIFO inventory quantities typically carried at lower costs prevailing in prior years as compared with the cost of the purchases in the respective fiscal years, the effect of which typically decreases cost of goods sold. The impact of the liquidations in fiscal 2007, 2006, and 2005 was immaterial.

Note 5. Assets Held for Sale

The assets we recorded as held for sale consisted of property, plant and equipment from a variety of plant closures and are as follows (in millions):

	September 30,	
	2007	2006
Property, plant and equipment	**$1.8**	$4.0

Note 6. Acquisitions

Folding Cartons

On January 24, 2007, we acquired for $32.0 million the remaining 40% minority interest in Fold-Pak, giving us sole ownership of the company. We acquired our initial 60% interest in Fold-Pak in connection with the GSPP Acquisition in June 2005. Fold-Pak makes paperboard-based food containers serving a very broad customer base and is a consumer of board from our bleached paperboard mill. We have included the results of these operations in our consolidated financial statements since that date in our Packaging Products segment. The acquisition included $18.7 million of intangibles, primarily for customer relationships, and $3.5 million of goodwill. The goodwill is deductible for income tax purposes. We are amortizing the non-goodwill intangibles on a straight-line basis over a weighted average life of 19.0 years. The pro forma impact of the acquisition is not material to our financial results.

Interior Packaging

On February 27, 2006, our RTS subsidiary completed the acquisition of the partition business of Caraustar Industries, Inc. for an aggregate purchase price of $6.1 million. This acquisition was funded by capital contributions to RTS by us and our minority interest partner in proportion to each of our investments in RTS. RTS accounted for this acquisition as a purchase of a business and we have included these operations in our consolidated financial statements since that date in our Packaging Products segment. RTS made the acquisition in order to gain entrance into the specialty partition market which manufactures high quality die cut partitions. The acquisition included $2.4 million of goodwill. The goodwill is deductible for income tax purposes. The pro forma impact of the acquisition is not material to our financial results.

GSPP

On June 6, 2005, we acquired from Gulf States Paper Corporation and certain of its related entities ("**Gulf States**") substantially all of the assets of Gulf States' Paperboard and Packaging operations ("**GSPP**") and assumed certain of Gulf States' related liabilities (the "**GSPP Acquisition**"). No debt was assumed. The purchase price for the GSPP Acquisition in fiscal 2005 was $552.2 million, net of cash received of $0.7 million, including expenses. We have included the results of GSPP's operations in our consolidated financial statements since that date in our Paperboard segment and Packaging Products segment. We made the acquisition in order to acquire the bleached paperboard mill and eleven folding carton plants owned by Gulf States, which serve primarily food packaging, food service and pharmaceutical and health and beauty markets. Three of the folding carton plants are owned by Fold-Pak. As a result of the fiscal 2005 GSPP Acquisition we recorded goodwill and intangibles. We assigned the goodwill to our Paperboard and Packaging Products segments in the amounts of $37.2 million and $13.8 million, respectively. The $51.0 million of goodwill is deductible for income tax purposes. We recorded $50.7 million of customer relationship intangibles acquired in the GSPP Acquisition and $4.0 million of financing costs incurred to finance the acquisition. We assigned the customer relationship intangibles to our Paperboard and Packaging Products segments in the amounts of $36.4 million and $14.3 million, respectively. The customer relationship intangibles lives vary by segment acquired, and we are amortizing them on a straight-line basis over a weighted average life of 22.3 years.

Included in the GSPP assets and the related liabilities we assumed from Gulf States is a capital lease obligation totaling $280 million for certain assets at the bleached paperboard mill. The lessor is the Industrial Development Board of the City of Demopolis, Alabama which financed the acquisition and construction of substantially all of the assets at the Demopolis, Alabama bleached paperboard mill by issuing a series of industrial development revenue bonds which were purchased by Gulf States. Included in the assets acquired from Gulf States are these bonds. We also assumed Gulf States' obligation under the lease as part of the GSPP Acquisition. The bonds indicate that the principal and interest can only be satisfied by payments received from the lessee. Accordingly, we included the leased assets in property, plant and equipment on our balance sheet and offset the capital lease obligation and bonds on our balance sheet since we have effectively repurchased the lease obligation.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the GSPP Acquisition. The opening balance sheet as reported at September 30, 2005 is as follows (in millions):

Current assets, net of cash received	$127.6
Property, plant, and equipment	357.1
Goodwill	51.0
Intangible assets — customer relationships (22.3 year weighted-average useful life)	50.7
Other long-term assets	0.3
Total assets acquired	586.7
Current liabilities	24.6
Minority interest	9.4
Other long-term liabilities	0.5
Total liabilities assumed	34.5
Net assets acquired	$552.2

The following unaudited pro forma information reflects our consolidated results of operations as if the GSPP Acquisition had taken place on October 1, 2004. The pro forma information includes primarily adjustments for depreciation based on the estimated fair value of the property, plant and equipment we acquired, amortization of acquired intangibles and interest expense on the debt we incurred to finance the acquisition. The pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of fiscal 2005 nor is it necessarily indicative of future results.

(In millions, except per share data)

	Year Ended September 30, 2005
Net sales	$2,075.2
Net income	$ 30.1
Diluted earnings per common share	$ 0.83

Note 7. Restructuring and Other Costs, Net

We recorded pre-tax restructuring and other costs, net of $4.7 million, $7.8 million, and $7.5 million for fiscal 2007, 2006, and 2005, respectively. Of these costs, $1.1 million, $3.0 million and $2.0 million were non-cash for fiscal 2007, 2006, and 2005, respectively. These amounts are not comparable since the timing and scope of the individual actions associated with a restructuring can vary. The following table represents a summary of restructuring and other charges related to our active restructuring initiatives that we incurred during the fiscal year, cumulatively since we announced the initiative, and the total we expect to incur (in millions):

Summary of Restructuring and Other Costs (Income), Net

Segment	Period	Net Property, Plant and Equipment(1)	Severance and Other Employee Related Costs	Equipment and Inventory Relocation	Facility Carrying Costs	Other	Total
Packaging Products(a)	Fiscal 2007	$ 1.1	$ 1.0	$0.6	$0.3	$ 1.7	$ 4.7
	Fiscal 2006	1.7	1.8	0.7	0.3	2.6	7.1
	Fiscal 2005	2.5	4.3	0.5	—	0.1	7.4
	Cumulative	5.3	7.1	1.8	0.6	4.4	19.2
	Expected Total	5.3	7.3	2.1	1.1	4.5	20.3
Paperboard(b)	Fiscal 2007	—	—	—	—	—	—
	Fiscal 2006	(0.1)	—	0.1	0.1	(0.1)	—
	Fiscal 2005	(1.1)	0.2	0.6	0.7	0.1	0.5
	Cumulative	23.3	3.2	1.0	1.3	0.4	29.2
	Expected Total	23.3	3.2	1.0	1.3	0.4	29.2
Other(c)	Fiscal 2007	—	—	—	—	—	—
	Fiscal 2006	—	—	—	—	0.7	0.7
	Fiscal 2005	—	—	—	—	(0.4)	(0.4)
Total	Fiscal 2007	$ 1.1	$ 1.0	$0.6	$0.3	$ 1.7	$ 4.7
	Fiscal 2006	$ 1.6	$ 1.8	$0.8	$0.4	$ 3.2	$ 7.8
	Fiscal 2005	$ 1.4	$ 4.5	$1.1	$0.7	$(0.2)	$ 7.5
	Cumulative	$28.6	$10.3	$2.8	$1.9	$ 4.8	$48.4
	Expected Total	$28.6	$10.5	$3.1	$2.4	$ 4.9	$49.5

(1) For this Note 7, we have defined **"Net property, plant and equipment"** as: property, plant and equipment impairment losses, and subsequent adjustments to fair value for assets classified as held for sale, subsequent (gains) or losses on sales of property, plant and equipment, and property, plant and equipment related parts and supplies.

(a) The Packaging Products segment charges primarily reflect the following folding carton plant closures recorded: Stone Mountain, Georgia (announced and closed in fiscal 2007), Kerman, California (announced and closed in fiscal 2006), Marshville, North Carolina (announced at the end of fiscal 2005 and closed in fiscal 2006), Waco, Texas (announced and closed in fiscal 2005), and St. Paul, Minnesota (announced in fiscal 2004 and closed in fiscal 2005). We transferred a substantial portion of each plant's assets and production to our other folding carton plants. We recognized an impairment charge primarily to reduce the carrying value of equipment to its estimated fair value or fair value less cost to sell, and recorded charges for severance and other employee related costs. At the time of each announced closure, we expected to record future charges for equipment relocation, facility carrying costs and other employee related costs that are reflected in the table above. In fiscal 2007, we recorded a $1.4 million charge and related estimated fair value of the liability for future lease payments when we ceased operations at the Stone Mountain plant. In fiscal 2006, we recorded a $1.0 million charge and related liability for future lease payments when we ceased operations at the Kerman plant, and recorded charges of $1.3 million for a customer relationship intangible asset. Fiscal 2005 also includes severance and other employee costs related to our folding carton division restructuring. We believe these actions have allowed us to more effectively manage the collective folding assets.

(b) The Paperboard segment charges primarily reflect the closures of our Wright City, Missouri laminated paperboard products facility (announced and closed in fiscal 2005) and our Otsego, Michigan paperboard mill (announced and closed in fiscal 2004). We transferred approximately one-third of the production of the Otsego facility to our remaining mills. We recognized an impairment charge primarily to reduce the carrying value of equipment to its estimated fair value or fair value less cost to sell, and recorded a charge for severance and other employee related costs. At the time of each announced closure, we expected to record future charges for equipment relocation, facility carrying costs and other employee related costs that are reflected in the table above.

(c) In fiscal 2005, we acquired certain GSPP assets and assumed certain of Gulf States' related liabilities. We have expensed as incurred various incremental transition costs to integrate the operations into our mill and folding carton operations of $0.5 million in fiscal 2006 and $0.7 million in fiscal 2005. In fiscal 2005, we recorded a charge of $0.6 million to expense previously capitalized patent defense costs and recognized a gain of $1.9 million when we sold 9.4 acres of real estate adjacent to our Norcross, Georgia headquarters and received proceeds of $2.8 million.

We do not allocate restructuring and other costs to our segments. If we had done so, we would have charged $4.7 million, $7.1 million, and $7.4 million to our Packaging Products segment for fiscal 2007, 2006, and 2005, respectively; charged $0.5 million to the Paperboard segment for fiscal 2005; charged $0.1 million to our Merchandising Displays segment in fiscal 2006; and charged $0.6 million in fiscal 2006 and recorded a gain of $0.4 million in fiscal 2005, to our corporate operations.

The following table represents a summary of the restructuring accrual, which is primarily composed of accrued severance and other employee costs, and a reconciliation to **Restructuring and other costs, net** included in our consolidated statements of income for fiscal 2007, 2006, and 2005 (in millions):

	2007	2006	2005
Accrual at beginning of fiscal year	**$ 2.1**	$ 1.6	$ 1.2
Additional accruals	**2.6**	2.5	2.6
Payments	**(2.0)**	(1.9)	(2.2)
Adjustment to accruals	**(0.3)**	(0.1)	—
Accrual at September 30,	**$ 2.4**	$ 2.1	$ 1.6
Reconciliation of accruals to restructuring and other costs, net:			
Additional accruals and adjustment to accruals (see table above)	**$ 2.3**	$ 2.4	$ 2.6
Severance and other employee costs	**0.2**	0.5	1.9
Net property, plant and equipment	**1.1**	1.6	1.4
Equipment relocation	**0.6**	0.8	1.1
Facility carrying costs	**0.3**	0.4	0.7
Other	**0.2**	2.1	(0.2)
Total restructuring and other costs, net	**$ 4.7**	$ 7.8	$ 7.5

The following table represents a summary of incremental restructuring accruals related to severance and other employee costs to close the Waco plant that was acquired as part of the GSPP Acquisition (in millions):

	2006
Accrual at beginning of fiscal year	$ 1.5
Additional accruals	—
Payments	(1.4)
Adjustment to accruals	(0.1)
Accrual at September 30,	$ —

Note 8. Other Intangible Assets

The gross carrying amount and accumulated amortization relating to intangible assets, excluding goodwill, is as follows (in millions):

		September 30,			
		2007		2006	
	Weighted Avg. Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	**21.3**	**$78.5**	**$(16.3)**	$65.2	$(11.7)
Non-compete agreements	**5.2**	**8.3**	**(6.6)**	6.5	(6.1)
Patents	**8.0**	**1.5**	**(0.1)**	1.2	(0.3)
Trademark	**40.0**	**2.9**	**(0.7)**	0.8	(0.6)
License Costs	**5.0**	**0.3**	**(0.2)**	0.3	(0.2)
Total	**21.3**	**$91.5**	**$(23.9)**	$74.0	$(18.9)

During fiscal 2007, our net intangible balance increased $12.5 million primarily due to $18.7 million of intangibles acquired in the acquisition of the remaining 40% of Fold-Pak, which was partially offset by amortization of intangibles. During fiscal 2006, our net intangible balance decreased $6.8 million primarily due to amortization of intangibles, and a charge of $1.3 million on a customer relationship intangible we had previously acquired in an acquisition, due to discontinuing shipments to certain customers after we closed the facility. The charge was recorded in the Restructuring and other costs, net line item of our consolidated statements of income.

We are amortizing all of our intangibles. None of our intangibles has significant residual value. Our intangible assets are amortized based on a straight-line basis or the estimated pattern in which the economic benefits are realized over their estimated useful lives ranging from 1 to 40 years and have a weighted average of approximately 21.3 years.

During fiscal 2007, 2006, and 2005, amortization expense was $7.1 million, $7.7 million, and $5.0 million, respectively. Estimated amortization expense for the succeeding five fiscal years is as follows (in millions):

2008	$5.9
2009	5.8
2010	5.0
2011	4.7
2012	4.0

Note 9. Unconsolidated Entities

Seven Hills commenced operations on March 29, 2001. Our partner has the option to put its interest in Seven Hills to us, at a formula price, effective on the sixth or any subsequent anniversary of the commencement date by providing notice to purchase its interest no later than two years prior to the anniversary of the commencement date on which such transaction is to occur. No notification has been received to date. Therefore, the earliest date at which a put could be completed would be March 29, 2010. We have not recorded any liability for our partner's right to put its interest in Seven Hills to us. We currently project this contingent obligation to purchase our partner's interest (based on the formula) to be approximately $16 million at September 30, 2007, which would result in a purchase price of less than 60% of our partner's share of the net equity reflected on Seven Hills' September 30, 2007 balance sheet. The partners of the joint venture have guaranteed funding of any net losses of Seven Hills in relation to their proportionate share of ownership. Seven Hills has no third party debt. We have invested a total of $19.2 million in Seven Hills as of September 30, 2007, net of distributions. Our investment is reflected in the assets of our Paperboard segment. Our share of cumulative pre-tax losses by Seven Hills that we have recognized as of September 30, 2007 and 2006 were $1.4 million and $1.7 million, respectively. During fiscal 2007 and 2006, our share of operating income at Seven Hills amounted to $0.4 million and $1.9 million, respectively. During fiscal 2005 our share of operating losses incurred at Seven Hills amounted to $1.0 million. The loss in fiscal 2005 reflected our estimate of our share of the adverse impact of a preliminary award of arbitration between us and our joint venture partner, which was recorded in the third quarter of fiscal 2005. The final settlement notice was agreed to in December 2005. At that time, we determined that a portion of the reserve for the expected adverse impact previously recorded no longer was required and the excess amount of $1.2 million was released to income in the first quarter of fiscal 2006.

Under the terms of the Seven Hills joint venture arrangement, our partner is required to purchase all of the saleable gypsum paperboard liner produced by Seven Hills, for which we receive fees for tons of gypsum paperboard liner calculated using formulas in the joint venture agreement. We also provide other services related to the operation of Seven Hills, for which the joint venture reimburses our expenses, and lease to Seven Hills the land and building occupied by the joint venture. Our pre-tax income from the Seven Hills joint venture, including the fees we charge the venture and our share of the joint venture's net income, was $3.0 million, $3.7 million and $0.7 million, for fiscal 2007, 2006, and 2005, respectively. We contributed cash of $0.4 million, $0.2 million, and

$0.1 million for fiscal 2007, 2006, and 2005, respectively. Our contributions for each of those years were for capital expenditures.

We collect the receivables and disburse the payables for our Seven Hills joint venture. Therefore, at each balance sheet date we have either a liability due to the joint venture or a receivable from the joint venture. Interest income or expense is recorded between the two parties on the average outstanding balance. At September 30, 2007 and 2006 we had a current liability of $5.6 million and $11.0 million, respectively, on our consolidated balance sheets. The change in the liability is reflected in the financing activities section of our consolidated statements of cash flows on the line item advances from (repayments to) unconsolidated entity.

In fiscal 2007, we entered into two business ventures accounted for under the equity method. We acquired 23.96% of Quality Packaging Specialists International, a business providing merchandising displays, contract packing, logistics and distribution solutions, and we acquired 45% of Display Source Alliance, LLC, a business providing primarily permanent merchandising displays. Our investment exceeds the underlying equity in net assets of each of the two investees. The difference is attributed to our proportional interest in specific assets of the ventures and is amortized over the useful lives of the respective assets. The difference at September 30, 2007 is $5.0 million for QPSI and $0.7 million for DSA and is being amortized over a weighted average life of 20.3 years and 7.0 years, respectively, primarily for the write-up of customer list intangibles, fixed assets, and trade names and trademarks.

Note 10. Debt

The following were individual components of debt (in millions):

	September 30, 2007	September 30, 2006
Face value of 5.625% notes due March 2013, net of unamortized discount of \$0.1 and \$0.2	**\$ 99.9**	\$ 99.8
Hedge adjustments resulting from terminated interest rate derivatives or swaps	**1.8**	2.1
	101.7	101.9
Face value of 8.20% notes due August 2011, net of unamortized discount of \$0.3 and \$0.3	**249.7**	249.7
Hedge adjustments resulting from terminated interest rate derivatives or swaps	**6.7**	8.3
	256.4	258.0
Term loan facility(a)	**160.7**	243.7
Revolving credit and swing facilities(a)	**68.3**	86.9
Receivables-backed financing facility(b)	**100.0**	90.0
Industrial development revenue bonds, bearing interest at variable rates (4.94% at September 30, 2007, and 5.55% at September 30, 2006), due through October 2036(c)	**23.9**	23.9
Other notes	**11.3**	1.7
Total debt	**722.3**	806.1
Less current portion of debt	**46.0**	40.8
Long-term debt due after one year	**\$676.3**	\$765.3
The following were the aggregate components of debt (in millions):		
Face value of debt instruments, net of unamortized discounts	**\$713.8**	\$795.7
Hedge adjustments resulting from terminated interest rate derivatives or swaps	**8.5**	10.4
	\$722.3	\$806.1

A portion of the debt classified as long-term, which includes the revolving and swing facilities, may be paid down earlier than scheduled at our discretion without penalty if our cash balances and expected future cash flows support such action. Included in the current portion of debt at September 30, 2007 and September 30, 2006 was an amount of \$15.0 million to reflect amounts that we may pay down early in connection with our routine working capital management.

(a) The Senior Credit Facility includes revolving credit, swing, term loan, and letters of credit facilities with an aggregate original maximum principal amount of \$700 million. The Senior Credit Facility provides for up to \$100.0 million in loans to a Canadian subsidiary. At September 30, 2007 and 2006 there were \$46.8 million and \$49.8 million in borrowings to the Canadian subsidiary, respectively, predominantly denominated in Canadian dollars. As scheduled term loan payments are made, the facility size is reduced by those notional amounts. As of September 30, 2007, the facility has cumulatively been reduced by \$89.3 million. At September 30, 2007 the Senior Credit Facility had a maximum principal amount of \$610.7 million. The Senior Credit Facility is pre-payable at any time and is scheduled to expire on June 6, 2010. At September 30, 2007, we had issued aggregate outstanding letters of credit under this facility of approximately \$39 million, none of which had been drawn

upon. At September 30, 2007, due to the restrictive covenants on the revolving credit facility, maximum additional available borrowings under this facility were approximately $342.7 million. Borrowings in the United States under the Senior Credit Facility bear interest based upon either: (1) LIBOR plus an applicable margin (**"U.S. LIBOR Loans"**) or (2) an alternative base rate plus an applicable margin (**"U.S. Base Rate Loans"**). Borrowings in Canada under the Senior Credit Facility bear interest based upon either: (1) Canadian Deposit Offering Rate plus an applicable margin for Canadian dollar loans (**"Banker's Acceptance Loans"**); (2) LIBOR plus an applicable margin for U.S. Dollar loans (**"Canadian LIBOR Loans"**); or (3) the Canadian or U.S. Dollar base rate plus an applicable margin (**"Canadian Base Rate Loans"**). The following table summarizes the applicable margins and percentages related to the Senior Credit Facility:

		September 30,	
	Range	2007	2006
Applicable margin/percentage for determining:			
U.S. and Canadian Base Rate Loans interest rate(1)	0.00%-0.75%	0.00%	0.75%
Banker's Acceptance and U.S. and Canadian LIBOR Loans interest rate(1)	0.875%-1.75%	1.00%	1.75%
Facility commitment fee(2)	0.175%-0.40%	0.20%	0.40%

(1) Based on the ratio of our total funded debt to EBITDA as defined in the credit agreement (**"Leverage Ratio"**).

(2) Applied to the aggregate borrowing availability based on the Leverage Ratio.

Interest on the U.S. revolving credit facility and term loan facility are payable in arrears on each applicable payment date. At our election, we can choose U.S. and Canadian Base Rate Loans, U.S. and Canadian LIBOR Loans, Banker's Acceptance Loans or a combination thereof. If we chose U.S. and Canadian LIBOR Loans or Banker's Acceptance Loans, the interest rate reset options are 30, 60, 90 or 180 days. The Senior Credit Facility is secured by the real and personal property of the GSPP business that we acquired in the GSPP Acquisition and the following property of the Company and its wholly-owned subsidiaries: inventory and general intangibles, including, without limitation, specified patents, patent licenses, trademarks, trademark licenses, copyrights and copyright licenses. Upon filing this Form 10-K, we will have the right to cause the lien to be released due to our satisfying the requirements to be below a Credit Agreement Debt/EBITDA ratio of 3.0 times for two sequential quarters. The agreement documenting the Senior Credit Facility, includes restrictive covenants regarding the maintenance of financial ratios, the creation of additional long-term and short-term debt, the creation or existence of certain liens, the occurrence of certain mergers, acquisitions or disposals of assets and certain leasing arrangements, the occurrence of certain fundamental changes in the primary nature of our consolidated business, the nature of certain investments, and other matters. We are in compliance with these restrictions. Under the most restrictive of these covenants, as of September 30, 2007, we could pay up to approximately $110 million of dividends without violating our Minimum Consolidated Net Worth covenant.

(b) On November 16, 2007, we amended the 364-day receivables-backed financing facility (**"Receivables Facility"**) and increased the size of the facility from $100.0 million to $110.0 million. The new facility is scheduled to expire on November 15, 2008. Since the facility is scheduled to mature beyond one year from the balance sheet date, borrowings from the facility are classified as non-current at September 30, 2007 and due to similar circumstances, as non-current at September 30, 2006. Borrowing availability under this facility is based on the eligible underlying receivables. At September 30, 2007 and 2006, maximum available borrowings under this facility were approximately $100.0 million. The borrowing rate, which consists of the market rate for asset-backed commercial paper plus a utilization fee, was 5.49% and 5.61% as of September 30, 2007 and September 30, 2006, respectively.

(c) The industrial development revenue bonds are issued by various municipalities in which we maintain operations or other facilities. The bonds are fully secured by a pledge of payments to the municipality by us under a financing agreement. Each series of bonds is also secured by and payable through a letter of credit

issued in favor of the Trustee to the bonds. We are required to maintain these letters of credit under the terms of the bond indenture. The letters of credit are renewable at our request so long as no default or event of default has occurred under the Senior Credit Facility. A remarketing agent offers the bonds for initial sale and uses its best efforts to remarket the bonds until they mature or are otherwise fully redeemed. The remarketing agent also periodically determines the interest rates on the bonds based on prevailing market conditions. The remarketing agent is paid a fee for this service. Our industrial development revenue bonds are remarketed on a periodic basis upon demand of the bondholders. If the remarketing agent is unable to successfully remarket the bonds, the remarketing agent will repurchase the bonds by drawing on the letters of credit. If this were to occur, we would immediately reimburse the issuing lender with the proceeds of a revolving loan obtained under the Senior Credit Facility. Accordingly, we have classified the industrial development revenue bonds as non-current, except for $2.5 million classified as current because we expect to redeem the bond during fiscal 2008.

Interest on our 8.20% notes due August 2011 (**"August 2011 notes"**) is payable in arrears each February and August. Interest on our 5.625% notes due March 2013 (**"March 2013 notes"**) is payable in arrears each September and March. Our August 2011 notes and March 2013 notes are unsecured facilities and are not redeemable prior to maturity and are not subject to any sinking fund requirements. The indenture related to these notes restricts us and our subsidiaries from incurring certain liens and entering into certain sale and leaseback transactions, subject to a number of exceptions. At September 30, 2007 and 2006, the fair market value of the August 2011 notes was approximately $256.6 million and $261.6 million, respectively, based on quoted market prices. At September 30, 2007 and 2006, the fair market value of the March 2013 notes was approximately $93.1 million and $93.3 million, respectively, based on quoted market prices.

As of September 30, 2007, the aggregate maturities of long-term debt for the succeeding five fiscal years are as follows (in millions):

2008	$ 46.0
2009	165.0
2010	122.5
2011	250.3
2012	0.3
Thereafter	130.1
Unamortized hedge adjustments from terminated interest rate derivatives or swaps	8.5
Unamortized bond discount	(0.4)
Total long-term debt	$722.3

Note 11. Derivatives

At September 30, 2007 and 2006 we had interest rate swap agreements in place with an aggregate notional amount of $200 million and $350 million, respectively. These agreements effectively converted a portion of our floating rate interest rates through September 2010 to fixed rates. We also had commodity swaps effectively fixing the prices of varying amounts of fiber sales which at September 30, 2007 and 2006 were 76,500 and 87,100 tons, respectively, through November 2008. In addition, at September 30, 2007, we had a price collar covering 250,000 MMBtu of natural gas purchases for the month of October 2007. All of these agreements were originally designated as cash flow hedges. Also, at September 30, 2007 and 2006 we had a contract to purchase 7,500 and 25,500 future tons of fiber, respectively, and a swap contract to convert the variable price of fiber to fixed for 8,000 and 27,200 tons, respectively, which qualify as derivatives and are being accounted for by recording the change in fair value of these instruments through earnings.

The following is a summary of the net fair values of both our financial derivative instruments as well as our physical contracts that qualify as derivatives under SFAS 133 that are outstanding as of September 30 (in millions, asset/(liability)):

	2007	2006
Interest rate financial swaps	**$(2.4)**	$(4.4)
Commodity financial swaps	**(3.3)**	(0.1)
Commodity physical contracts	**0.5**	0.1
Net fair value of derivative contracts	**$(5.2)**	$(4.4)

The fair value of our derivative instruments is generally based on market pricing and represents the net amount estimated to terminate the position, taking into consideration market rates and counterparty credit risk. Included in the table above is a fair value liability of $1.3 million for commodity swaps that serve as economic hedges but do not qualify as cash flow hedges in accordance with SFAS 133.

During fiscal 2007 and 2006, we terminated several of our interest rate swaps that were being accounted for as cash flow hedges. Amounts related to these terminated swaps remain in accumulated other comprehensive income and are amortized to earnings over the original remaining period of the forecasted transaction hedged, to the extent we believe that it is at least reasonably possible the related interest payments will be made. In fiscal 2007, 2006 and 2005, approximately $4.0 million, $2.9 million and $0.4 million, respectively was reclassified from other comprehensive income into earnings, as a reduction of interest expense. We expect to reclassify approximately $1.5 million to fiscal 2008 pre-tax income from accumulated other comprehensive income related to various previously terminated interest rate cash flow hedges. During fiscal 2006, we concluded it was probable that some of the forecasted transactions, hedged by some previously terminated swaps, would not occur and approximately $0.4 million of pre-tax income was reclassified out of accumulated other comprehensive income into earnings.

The following is a summary of information related to our cash flow hedges as of September 30 (in millions, asset/(liability)):

	2007	2006
Proceeds from (payment on) termination of cash flow interest rate hedges	**(0.7)**	14.5
Ineffectiveness recorded in the results of operations in the fiscal year — pre-tax	**(1.2)**	0.1
Amounts in accumulated other comprehensive income/(loss) related to active swaps — pre-tax	**(4.0)**	(4.1)
Amounts in accumulated other comprehensive income/(loss) related to terminated swaps — pre-tax	**6.0**	10.8

In October 2007, we paid $3.5 million to terminate all of our open interest rate swaps, which had been accounted for as cash flow hedges. Any cash received (or paid) as a result of terminating the hedges is classified, in the statement of cash flows, in the same category as the cash flows relating to the items being hedged.

Prior to June 2005, we had a series of interest rate swaps which effectively converted our fixed rate debt to floating rates. These swaps were accounted for as fair value hedges. The fair value hedges resulted in amounts that are treated as changes to the carrying value of the fixed rate debt. The balance remaining at termination of these swaps is being amortized into income over the original term of the related debt. In fiscal 2007, 2006 and 2005 $1.9 million, $1.8 million and $4.1 million, respectively, was amortized into income resulting in a reduction of interest expense.

Note 12. Leases

We lease certain manufacturing and warehousing facilities and equipment (primarily transportation equipment) under various operating leases. Some leases contain escalation clauses and provisions for lease renewal.

As of September 30, 2007, future minimum lease payments under all noncancelable leases, excluding the Demopolis lease discussed in Note 6, for the succeeding five fiscal years, including certain maintenance charges on transportation equipment, are as follows (in millions):

2008	$10.0
2009	6.0
2010	3.3
2011	1.8
2012	1.2
Thereafter	1.5
Total future minimum lease payments	$23.8

Rental expense for the years ended September 30, 2007, 2006, and 2005 was approximately $18.4 million, $18.4 million and $18.0 million, respectively, including lease payments under cancelable leases.

Note 13. Income Taxes

The provisions for income taxes consist of the following components (in millions):

	Year Ended September 30,		
	2007	2006	2005
Current income taxes:			
Federal	**$17.0**	$ 1.1	$(3.4)
State	**3.5**	(0.8)	0.5
Foreign	**2.6**	4.1	1.2
Total current	**23.1**	4.4	(1.7)
Deferred income taxes:			
Federal	**21.4**	8.1	2.9
State	**2.0**	(2.1)	(0.1)
Foreign	**(1.2)**	(0.5)	1.2
Total deferred	**22.2**	5.5	4.0
Provision for income taxes	**$45.3**	$ 9.9	$ 2.3

The components of deferred tax expense are as follows (in millions):

	Year Ended September 30,		
	2007	2006	2005
Employee related accruals and allowances	**$ 0.2**	$(2.7)	$ (0.8)
Research and development and other federal credit carryforwards, net of valuation allowances	**3.1**	(3.1)	—
State net operating loss carryforwards, net of valuation allowance	**(1.4)**	(2.1)	(2.6)
State credit carryforwards, net of federal benefit and valuation allowance	**(0.4)**	—	0.3
Property, plant and equipment	**7.8**	9.7	15.9
Deductible intangibles	**2.6**	2.4	1.4
Pension	**7.4**	1.5	(4.0)
Inventory reserves	**1.2**	(0.3)	(2.3)
Other deferred tax assets	**(0.4)**	(0.6)	0.4
Other deferred tax liabilities	**2.1**	0.7	(4.3)
Deferred income tax expense	**$22.2**	$ 5.5	$ 4.0

The differences between the statutory federal income tax rate and our effective income tax rate are as follows:

	Year Ended September 30,		
	2007	2006	2005
Statutory federal tax rate	**35.0%**	35.0%	35.0%
Meals and entertainment expense	**0.4**	0.9	2.5
Adjustment of deferred taxes for changes in state and foreign tax rates	**0.9**	(5.2)	6.9
Fixed assets and inventory adjustments	**(0.3)**	0.2	(6.6)
Adjustment and resolution of federal and state tax deductions	**0.5**	3.1	(20.8)
State taxes, net of federal benefit	**1.8**	(1.6)	(3.5)
Research and development and other tax credits, net of valuation allowances	**(3.1)**	(6.9)	(0.1)
Adjustment to deferred taxes — restructuring	—	(1.0)	(1.7)
Other valuation allowances	**0.4**	0.6	0.8
Other, net	**0.1**	0.7	(1.2)
Effective tax rate	**35.7%**	25.8%	11.3%

In fiscal 2007, we recorded a tax benefit of $4.0 million related to federal, state, and foreign research and development and other tax credits, net of valuation allowances. We recorded state tax expense of $1.2 million which related to a change in our state effective tax rate on our domestic operating entities from approximately 3% to approximately 3.4% primarily to reflect estimated impact of changes in state tax laws on deferred taxes. In fiscal 2006, we recorded a state tax benefit of $2.4 million which related primarily to a change in our state effective tax rate on our domestic operating entities from approximately 4% to 3%. We recorded research and development and other tax credits of $0.8 million, net of valuation allowances, primarily related to prior years. In fiscal 2005, we recorded a $4.1 million benefit resulting from the adjustment and resolution of federal and state tax deductions that we had previously reserved. This benefit was partially offset by a $1.4 million expense related to changes in our state effective rates, net of changes to our Canadian tax rate.

The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities consist of the following (in millions):

	September 30, 2007	September 30, 2006
Deferred income tax assets:		
Accruals and allowances	**$ 2.8**	$ 3.2
Employee related accruals and allowances	**9.1**	9.2
Pension	**6.0**	32.7
Research and development and other federal credit carryforwards	**—**	3.1
State net operating loss carryforwards	**8.7**	6.8
State credit carryforwards, net of federal benefit	**1.3**	0.9
Foreign tax credit carryforwards	**1.1**	1.6
Valuation allowances	**(3.5)**	(3.5)
Other	**10.1**	6.0
Total	**35.6**	60.0
Deferred income tax liabilities:		
Property, plant and equipment	**127.8**	118.4
Deductible intangibles	**16.8**	13.9
Pension	**—**	11.7
Inventory reserves	**2.9**	1.7
Other	**10.0**	8.2
Total	**157.5**	153.9
Net deferred income tax liability	**$121.9**	$ 93.9

Deferred taxes are recorded as follows in the consolidated balance sheet:

	September 30, 2007	September 30, 2006
Current deferred tax asset	**$ 3.8**	$ 5.9
Long-term deferred tax liability	**125.7**	99.8
Net deferred income tax liability	**$121.9**	$93.9

At September 30, 2007 and September 30, 2006, net operating losses, for state tax reporting purposes, of approximately $197 million and $144 million, respectively, were available for carry forward. These loss carry forwards generally expire within 5 to 20 years. We have recorded deferred tax assets of $8.7 million and $6.8 million at September 30, 2007 and 2006, respectively, as our estimate of the future benefit of these losses, and we have also recorded valuation allowances of $2.2 million and $1.6 million at September 30, 2007 and 2006, respectively, against these assets. In addition, at September 30, 2007 and 2006, certain allowable state tax credits were available for carry forward. These state carry forwards generally expire within 5 to 10 years. We have recorded a deferred tax asset of $1.3 million and $0.9 million at September 30, 2007 and 2006, respectively, as our estimate of the future benefit of these credits, and we have also recorded a valuation allowance of $0.2 million and $0.2 million at September 30, 2007 and 2006, respectively, against these assets.

As of September 30, 2007, we anticipate being able to utilize all net operating losses for federal tax reporting purposes to offset taxable income of the current or prior periods. At September 30, 2006, net operating losses, for

federal tax reporting purposes, of approximately $5.7 million were available for carry back or carry forward. In addition, as of September 30, 2007, except for certain foreign tax credits, we anticipate being able to utilize all federal tax credits to offset federal tax liability of the current or prior periods. At September 30, 2006, approximately $1.3 million of certain allowable federal tax credits were available for carry forward and were recorded as a deferred tax asset at September 30, 2006. The federal credit carry forwards generally expire within 8 to 20 years.

The components of income before income taxes are as follows (in millions):

	Year Ended September 30,		
	2007	2006	2005
United States	**$120.6**	$28.4	$13.0
Foreign	**6.4**	10.2	6.9
Income before income taxes	**$127.0**	$38.6	$19.9

During the first quarter of fiscal 2006, we repatriated, from certain of our foreign subsidiaries, $33.3 million in extraordinary dividends, as allowed under the American Jobs Creation Act of 2004. This Act created a temporary incentive for United States corporations to repatriate accumulated income earned abroad by allowing a deduction from U.S. taxable income of an amount equal to 85% of certain dividends received from controlled foreign corporations. As a result of this repatriation, in fiscal 2007 we owed $1.7 million of United States taxes before foreign tax credits of $0.9 million. Net of foreign tax credits, in fiscal year 2007 we paid $0.8 million in United States taxes.

We have elected to treat earnings from certain foreign subsidiaries from the date we acquired the operations as subject to repatriation and we provide for taxes accordingly. We consider all earnings of our other foreign subsidiaries indefinitely invested in the respective foreign operations other than those we repatriated under the American Jobs Creation Act of 2004 as extraordinary dividends. As of September 30, 2007, we estimate those indefinitely invested earnings to be approximately $26.2 million. We have not provided for any incremental United States taxes that would be due upon the repatriation of those earnings into the United States. However, in the event of a distribution of those earnings in the form of dividends or otherwise, we may be subject to both United States income taxes, subject to an adjustment for foreign tax credits, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred United States income tax liability is not practicable.

Note 14. Retirement Plans

Defined Benefit Pension Plans

We have five qualified defined benefit pension plans with approximately 52% of our employees in the United States currently accruing benefits. In addition, under several labor contracts, we make payments based on hours worked into multi-employer pension plan trusts established for the benefit of certain collective bargaining employees in facilities both inside and outside the United States. Approximately 36% of our employees are covered by collective bargaining agreements, including approximately 4% of our employees are covered by collective bargaining agreements that have expired and another 5% are covered by collective bargaining agreements that expire within one year. We have a Supplemental Executive Retirement Plan (**"SERP"**) that provides unfunded supplemental retirement benefits to certain of our executives. The SERP provides for incremental pension benefits in excess of those offered in our principal pension plan.

In fiscal 2005, our board of directors approved and adopted changes to our 401(k) retirement savings plans that cover our salaried and nonunion hourly employees and to our defined benefit plans that cover our salaried and nonunion hourly employees. Effective January 1, 2005, employees hired on or after January 1, 2005, are not eligible to participate in our pension plan. We provide an enhanced 401(k) plan match for such employees: 100% match on the first 3% of eligible pay contributed by the employee and 50% match on the next 2% of eligible pay contributed by the employee. In addition, effective January 1, 2005, then current employees who were less than 35 years old and

who had less than 5 years of vesting service on December 31, 2004, were no longer eligible to participate in our pension plan after December 31, 2004. Effective March 1, 2005, then current employees who were 35 years old or older or who had 5 years or more of vesting service on December 31, 2004, were required to elect one of two options: (1) a reduced future pension accrual based on a revised benefit formula and the current 401(k) plans' match or (2) no future pension accrual and the enhanced 401(k) plan match.

The benefits under our defined benefit pension plans are based on either compensation or a combination of years of service and negotiated benefit levels, depending upon the plan. We allocate our pension plans' assets to several investment management firms across a variety of investment styles. Our Defined Benefit Investment Committee meets at least four times a year with an investment advisor to review each management firm's performance and monitor their compliance with their stated goals, our investment policy and ERISA standards. Our pension plans' asset allocations at September 30, by asset category, were as follows:

	2007	2006
Equity investment managers	**68%**	70%
Fixed income investment managers	**31%**	29%
Cash and cash equivalents	**1%**	1%
Alternative investment managers	**0%**	0%
Total	**100%**	100%

In fiscal 2006, the Defined Benefit Investment Committee and our investment advisor reviewed our investments in the alternative investment asset class. As a result of this review, we liquidated our investments in the Hedge Fund of Funds that were part of the alternative investment asset class. We have maintained a minimal investment with a venture capital fund in the alternative investment asset class.

We manage our retirement plans in accordance with the provisions of ERISA and the regulations pertaining thereto. Our investment policy focuses on a long-term view in managing the pension plans' assets by following investment theory that assumes that over long periods of time there is a direct relationship between the level of risk assumed in an investment program and the level of return that should be expected. The formation of judgments and the actions to be taken on those judgments will be aimed at matching the long-term needs of the pension plans with the expected, long-term performance patterns of the various investment markets.

We understand that investment returns are volatile. We believe that, by investing in a variety of asset classes and utilizing multiple investment management firms, we can create a portfolio that yields adequate returns with reduced volatility. After we consulted with our actuary and investment advisor, we adopted the following target allocations to produce desired performance:

Target Allocations

	2007	2006
Equity managers	**50-80%**	50-80%
Fixed income managers	**15-45%**	15-45%
Alternative investments, cash and cash equivalents	**0-45%**	0-45%

These target allocations are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below target ranges. We adopted our target allocations based on a review of our asset allocation with our investment advisor. We plan on refreshing our asset allocation study every three to five years. In developing our weighted average expected rate of return on plan assets, we consulted with our investment advisor and evaluated criteria primarily based on historical returns by asset class, and included long-term return expectations by asset class. We currently expect to contribute approximately $23 million to our five qualified defined

benefit plans in fiscal 2008 and expect to contribute approximately $22 million in fiscal 2009 (unaudited). We use a September 30 measurement date.

In September 2006, the FASB released SFAS 158 which requires companies to:

- Recognize the funded status of a benefit plan in its balance sheet.
- Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.
- Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet.
- Provide additional disclosure in the Consolidated Financial Statements.

SFAS 158 does not impact the determination of net periodic benefit cost recognized in the income statement. We adopted SFAS 158 effective September 30, 2007. The effect of adopting SFAS 158 was: pension assets are approximately $3 million lower, pension liabilities are approximately $20 million higher, deferred tax assets are approximately $9 million higher, and accumulated other comprehensive income is approximately $14 million lower.

The assumptions used to measure the pension plan obligations at September 30 were:

	2007	2006
Discount rate	**6.25%**	5.875%

Our weighted-average assumption for the expected increase in compensation levels as of September 30, 2007, was 3.0% for the next four years and 3.5% thereafter. Our weighted-average assumption for the expected increase in compensation levels as of September 30, 2006, was 3.0% for the next four years and 3.5% thereafter. Our assumption regarding the increase in compensation levels is reviewed periodically and the assumption is based on both our internal planning projections and recent history of actual compensation increases. We typically review our expected long-term rate of return on plan assets every 3 to 5 years through an asset allocation study with either our actuary or investment advisor. Our latest review occurred in fiscal 2005. The September 30, 2007 and September 30, 2006 discount rate reflects an analysis by our actuary of the projected benefit cash flows from our two largest defined benefit plans against discount rates published in the September 30, 2007 and September 30, 2006 Citigroup Pension Discount Curve. The benefits paid in each future year were discounted to the present at the published rate of the Citigroup Pension Discount Curve for that year. For benefit cash flows beyond 30 years we used the 30 year rate of the Citigroup Pension Discount Curve. These present values were added up and a discount rate for each plan was determined that would develop the same present value as the sum of the individual years. At September 30, 2007, to set the assumed discount rate for all plans, the average of the discount rate for the two largest plans was rounded to the nearest 0.125%. At September 30, 2006 the discount rate was rounded up to the nearest 0.125%. At September 30, 2005, our discount rate reflected the published yield of the Moody's AA Utility Bond Index on September 15, 2005, rounded up to the nearest 0.25%. We changed our discount rate methodology in fiscal 2006 because we believed the analysis using the Citigroup Pension Discount Curve provides a more accurate reflection of our future benefit obligations than the use of the Moody's AA Utility Bond Index yield.

On September 30, 2006, we updated the mortality rates used in our pension expense calculation to reflect those of the 2000 Retired Pensioners Mortality table (**"RP-2000 table"**) with collar adjustments for males and females. Previously, we had used the 1983 Group Annuity Mortality table (**"GAM-83 table"**). We switched to the RP-2000 table with collar adjustments for males and females because it provides a more accurate representation of the life expectancy of our work force. For our two plans covering white collar employees, we used blended blue and white collar rates to reflect the populations in those plans. For our three plans covering union employees, we used blue collar rates to reflect the populations of those plans.

Changes in benefit obligation (in millions):

	Year Ended September 30,	
	2007	2006
Benefit obligation at beginning of year	**$341.5**	$343.4
Service cost	**9.6**	10.0
Interest cost	**19.9**	18.4
Amendments	**0.3**	1.0
Actuarial gain	**(11.2)**	(18.6)
Benefits paid	**(12.8)**	(12.7)
Benefit obligation at end of year	**$347.3**	$341.5

The accumulated benefit obligation for all defined benefit pension plans was $335.9 million and $331.3 million at September 30, 2007 and 2006, respectively.

Changes in plan assets (in millions):

	Year Ended September 30,	
	2007	2006
Fair value of plan assets at beginning of year	**$255.6**	$226.8
Actual gain on plan assets	**36.3**	20.8
Employer contributions	**20.9**	20.7
Benefits paid	**(12.8)**	(12.7)
Fair value of assets at end of year	**$300.0**	$255.6

The under funded status of the plans at September 30, 2007 and 2006 was $47.3 million and $85.9 million, respectively. The table below sets forth the amounts recognized in the consolidated balance sheets subsequent to the adoption of SFAS 158 at September 30, 2007 (in millions):

Other current liability	**$ (0.1)**
Accrued pension and other long-term benefits	**(47.2)**
Net amount recognized	**$(47.3)**

The table below sets forth the following pension components prior to the adoption of SFAS 158 at September 30, 2006 (in millions):

Funded status	$(85.9)
Net unrecognized loss	95.8
Unrecognized prior service cost	3.8
Net amount recognized	$ 13.7
Amounts recognized in the consolidated balance sheets consist of:	
Prepaid pension cost	$ 18.1
Accrued pension liability	(93.9)
Intangible asset	4.5
Accumulated other comprehensive loss	85.0
Net amount recognized	$ 13.7

The amounts recognized in accumulated other comprehensive (loss) income consist of (in millions):

	Year Ended September 30,	
	2007	**2006**
Net actuarial loss	**$65.4**	$N/A
Prior service cost	**3.8**	N/A
	$69.2	$N/A

The amounts we recognized in the consolidated statements of income are as follows (in millions):

	Year Ended September 30,		
	2007	**2006**	**2005**
Service cost	**$ 9.6**	$ 10.0	$ 9.7
Interest cost	**19.9**	18.4	18.0
Expected return on plan assets	**(23.2)**	(20.6)	(19.0)
Net amortization of actuarial loss	**6.1**	7.8	7.2
Net amortization of prior service cost	**0.3**	0.3	0.2
Curtailment loss (gain)	**—**	—	(0.4)
Total company defined benefit plan expense	**12.7**	15.9	15.7
Multi-employer plans for collective bargaining employees	**0.6**	0.5	0.5
Net periodic pension cost	**$ 13.3**	$ 16.4	$ 16.2

Weighted-average assumptions used in the calculation of pension expense for fiscal years ended:

	2007	**2006**	**2005**
Discount rate	**5.875%**	5.50%	6.00%
Expected long-term rate of return on plan assets	**9.00%**	9.00%	9.00%

For calculating pension expense in fiscal 2007, our weighted-average assumption for the expected increase in compensation was 3.0% for the next four fiscal years and 3.5% thereafter. For calculating pension expense in fiscal 2006, our weighted-average assumption for the expected increase in compensation was 2.75% for the next five

fiscal years and 3.5% thereafter. Our weighted-average assumption for the expected increase in compensation levels used to calculate pension expense in fiscal 2005 was 3% in each fiscal year.

The estimated amounts that will be amortized from accumulated other comprehensive loss (income) into net periodic benefit cost in fiscal 2008 are as follows (in millions):

Actuarial loss	$2.9
Prior service cost	0.4
	$3.3

The estimated benefit payments, which reflect expected future service, as appropriate, that we project are as follows (in millions):

2008	$ 14.1
2009	15.0
2010	15.9
2011	17.1
2012	29.4
Years 2013 — 2017	112.5

401(k) Plans

We have 401(k) plans that cover all of our salaried and nonunion hourly employees as well as certain employees covered by union collective bargaining agreements, subject to an initial waiting period. These 401(k) plans permit participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the "**Code**"). We generally record matching expense, net of forfeitures, of $0.50 on the dollar for the first 6% for those individuals not participating in the enhanced 401(k) plan match. Under the enhanced 401(k) plan match, we record matching expense that is dollar for dollar on the first 3% and $0.50 on the dollar for the next 2%. During fiscal 2007, 2006, and 2005, we recorded expense of $7.9 million, $7.4 million, and $5.3 million, respectively, related to the 401(k) plans.

Supplemental Retirement Plans

We have supplemental retirement savings plans (the "**Supplemental Plans**") that are nonqualified unfunded deferred compensation plans. We intend to provide participants with an opportunity to supplement their retirement income through deferral of current compensation. These plans are divided into a broad based section and the senior executive section. The broad based portion was put into effect on January 1, 2006 for certain highly compensated employees whose 401(k) contributions were capped at a maximum deferral rate in the 401(k) plan in an effort to pass the nondiscrimination tests in those plans. Participants in the broad based section of the plan can contribute base pay up to a certain maximum dollar amount determined annually. Contributions in the broad based section of the plan are not matched. Amounts deferred and payable under the Supplemental Plans (the "**Obligations**") are our unsecured obligations, and rank equally with our other unsecured and unsubordinated indebtedness outstanding from time to time. Each participant in the senior executive portion of the plan elects the amount of eligible base salary and/or eligible bonus to be deferred to a maximum deferral of 6% of base salary and 6% of eligible bonus. We match $0.50 on the dollar of the amount contributed in the senior executive section. Each Obligation will be payable on a date selected by us pursuant to the terms of the Supplemental Plans. Generally, we are obligated to pay the Obligations after termination of the participant's employment or in certain emergency situations. We will adjust each participant's account for investment gains and losses as if the credits to the participant's account had been invested in the benchmark investment alternatives available under the Supplemental Plans in accordance with the participant's investment election or elections (or default election or elections) as in effect from time to time. We will make all such adjustments at the same time and in accordance with the same procedures followed under our 401(k)

plans for crediting investment gains and losses to a participant's account under our 401(k) plans. The Obligations are denominated and payable in United States dollars. The benchmark investment alternatives available under the Supplemental Plans are the same as the investment alternatives available under our 401(k) plans or are, in our view, comparable to the investment alternatives available under our 401(k) plans. We recorded matching expense of $0.1 million in each of fiscal 2007, 2006, and 2005, respectively.

Note 15. Shareholders' Equity

Capitalization

Our capital stock consists solely of our Common Stock, which is Class A common stock, par value $0.01 per share. Holders of our Common Stock are entitled to one vote per share. Our Articles of Incorporation also authorize preferred stock, of which no shares have been issued. The terms and provisions of such shares will be determined by our board of directors upon any issuance of such shares in accordance with our Articles of Incorporation.

Stock Repurchase Plan

Our board of directors has approved a stock repurchase plan that allows for the repurchase from time to time of shares of Common Stock over an indefinite period of time. At September 30, 2006, we had approximately 2.0 million shares of Common Stock available for repurchase from our 4.0 million shares of Common Stock authorized. In August 2007, the board of directors amended our stock repurchase plan to allow for the repurchase an additional 2.0 million shares bringing the cumulative total authorized to 6.0 million shares of Common Stock. Pursuant to our repurchase plan, during fiscal 2007, we repurchased approximately 2.1 million shares for an aggregate cost of $58.7 million. In fiscal 2006 and 2005, we did not repurchase any shares of Common Stock. As of September 30, 2007, we had approximately 1.9 million shares of Common Stock available for repurchase under the amended repurchase plan.

Adoption of SFAS 123(R)

We maintain a stock-based compensation plan which allows for the issuance of nonqualified stock options and restricted shares. Our grants are issued pursuant to our stock-based programs. The majority of these grants are issued pursuant to our 1993 Stock Option Plan, 2000 Incentive Stock Plan, and our 2004 Incentive Stock Plan. We also maintain an employee stock purchase plan that provides for the issuance of shares to all of our eligible employees at a 15% discount. Prior to fiscal 2006, we accounted for the plans under the provisions of Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* (**"APB 25"**). Under APB 25, because all stock options granted had an exercise price equal to the market value of the stock on the date of the grant, no expense was recognized. In addition, under APB 25, the employee stock purchase plan was considered noncompensatory and no expense related to this plan was recognized prior to fiscal 2006. Expense related to restricted stock grants was recognized.

Effective October 1, 2005, we adopted the fair value recognition provisions of SFAS 123(R). The adoption of SFAS 123(R) did not have a material effect on our consolidated financial statements. Due to the adoption of SFAS 123(R), in fiscal 2006 we recognized combined employee stock purchase plan expense and stock option expense of $0.6 million (net of $0.4 million income taxes) or $0.02 per diluted share. We chose the modified prospective method of adoption in which we recognize compensation expense for the portion of outstanding awards on the adoption date for which the requisite service has not yet been rendered based on the grant-date fair value of those awards calculated under SFAS No. 123, "Accounting for Stock-Based Compensation" for pro forma disclosures. Compensation expense in fiscal 2005 related to stock options and the employee stock purchase plan continues to be disclosed on a pro forma basis only. In accordance with the modified prospective transition method, we have netted, for all periods presented, the balance of Deferred Compensation previously displayed as a component of shareholders' equity against additional paid-in capital.

SFAS 123(R) requires that forfeitures be estimated over the vesting period of an award, rather than being recognized as a reduction of compensation expense when the forfeiture actually occurs. The cumulative effect of the use of the estimated forfeiture method for prior periods upon adoption of SFAS 123(R) related to the restricted shares was not material.

For the prior year pro forma information we recognized compensation cost over the explicit service period (for retirement eligible employees, this included the period up to the date of actual retirement). Upon adoption of SFAS 123(R), we recognize compensation cost over a period to the date the employee first becomes eligible for retirement for awards granted or modified after the adoption of SFAS 123(R). Awards outstanding prior to the adoption of SFAS 123(R) will continue to be recognized over the explicit service period. If we had followed the nonsubstantive vesting provisions of SFAS 123(R) for retirement eligible employees, the impact on pro forma net income and pro forma diluted earnings per share would have been *de minimis*.

The following disclosure shows what our net income and earnings per share would have been using the fair value measurement model under SFAS 123 (in millions, except per share data):

	2005
Net income, as reported	$17.6
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1.0
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4.9)
Pro forma net income	$13.7
Earnings per share:	
Basic — as reported	$0.50
Basic — pro forma	$0.39
Diluted — as reported	$0.49
Diluted — pro forma	$0.38

Stock Options

Our 2004 Incentive Stock Plan, as amended, allows for the granting of options to certain key employees for the purchase of a maximum of 2,900,000 shares of Common Stock plus the number of shares which would remain available for issuance under each preexisting plan if shares were issued on the effective date of this plan sufficient to satisfy grants then outstanding, plus the number of shares of Common Stock subject to grants under any preexisting plan which are outstanding on the effective date of this plan and which are forfeited or expire on or after such effective date. Options that we granted under these plans are granted with an exercise price equal to the closing market price on the date of the grant, vest in increments over a period of up to three years and have 10-year contractual terms. Our option grants provide for accelerated vesting if there is a change in control (as defined in the Plan).

We estimate, at the date of grant, the fair values for the options we granted using a Black-Scholes option pricing model. We use historical data to estimate option exercises and employee terminations in determining the expected term in years for stock options. Expected volatility is calculated based on the historical volatility of our stock. The risk-free interest rate is based on U.S. Treasury securities in effect at the date of the grant of the stock options. The dividend yield is calculated based on our historic annual dividend payments.

We applied the following weighted average assumptions to stock option grants made in the following periods and such assumptions were used in the calculation of the pro forma data in the table above:

	2007	2006	2005
Expected Term in Years	**4.9**	7	7
Expected Volatility	**38.5%**	42.9%	44.1%
Risk-Free Interest Rate	**4.6%**	5.1%	4.1%
Dividend Yield	**1.4%**	2.6%	2.6%

The table below summarizes the changes in all stock options during the fiscal year ended September 30, 2007:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (In Millions)
Outstanding at September 30, 2006	3,211,369	$13.83		
Granted	264,462	35.95		
Exercised	(2,250,269)	13.77		
Expired	(10,600)	18.66		
Forfeited	—	—		
Outstanding at September 30, 2007	**1,214,962**	**$18.70**	**6.7 years**	**$14.3**
Exercisable at September 30, 2007	**905,170**	**$13.81**	**5.8 years**	**$13.7**
Options available for future grant at September 30, 2007	**1,471,204**			

Our results of operations for the fiscal years ended September 30, 2007 and 2006 include $0.7 million and $0.2 million, respectively, of compensation expense for stock options (net of approximately $0.5 million and $0.2 million of income taxes, respectively). The weighted average grant date fair value for options granted during the fiscal years ended September 30, 2007, 2006, and 2005 was $12.91, $6.50, and $4.47 per share, respectively. The aggregate intrinsic value of options exercised during the years ended September 30, 2007, 2006, and 2005 was $33.6 million, $2.7 million, and $0.6 million, respectively.

A summary of the status of our nonvested options as of September 30, 2006, and changes during the fiscal year ended September 30, 2007, is presented below:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at September 30, 2006	85,991	$ 6.19
Granted	264,462	12.91
Vested	(40,661)	6.19
Forfeited	—	—
Nonvested at September 30, 2007	**309,792**	**$11.93**

As of September 30, 2007, there was $2.5 million of total unrecognized compensation cost related to nonvested stock options; that cost is expected to be recognized over a weighted average remaining vesting period of 1.5 years. We amortize these costs using the accelerated attribution method.

SFAS 123(R) requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under prior guidance. Excess tax benefits of approximately $14.1 million and $1.0 million were included in cash used for financing activities in fiscal 2007 and 2006, respectively.

Restricted Stock

Restricted stock is typically granted annually to certain of our employees and non-employee directors. Goals may vary from grant to grant, however, vesting is contingent upon meeting various service and/or performance or market goals including, but not limited to, certain increases in earnings per share, achievement of certain stock price targets, achievement of various financial targets, or percentage return on common stock or annual average return over capital costs compared to our Peer Group (as defined in the award document). Subject to the level of performance attained, the target award of some of the grants may be increased by up to 150% or decreased to zero. The grants generally vest over a period of 3 to 5 years depending on the nature of the goal, except for non-employee director grants which vest over one year. Our grants provide for accelerated vesting if there is a change in control (as defined in the Plan), and our awards granted in fiscal 2004 and 2005 are subject to earlier vesting in one-third increments on the first, second and third anniversary of the grant date upon satisfaction of certain earnings improvement criteria specific to each award.

A summary of our unvested restricted stock awards as of September 30, 2006 and changes during the fiscal year ended September 30, 2007 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Unvested at September 30, 2006	1,014,830	$14.12
Granted(1)	171,000	37.67
Vested	(333,334)	13.77
Forfeited	—	—
Unvested at September 30, 2007	**852,496**	**$18.99**

(1) The majority of the fiscal 2007 target awards may be increased by up to 150% or decreased to zero, subject to the level of performance attained. The awards are reflected in the table at the target award amount of 100%.

Our results of operations for the fiscal years ended September 30, 2007, 2006, and 2005 include $5.6 million, $2.6 million and $1.7 million of compensation expense for restricted stock, respectively. The weighted average grant date fair value for restricted stock granted during the fiscal years ended September 30, 2007, 2006, and 2005 was $37.67, $14.63 and $11.32 per share, respectively. The total fair value of restricted stock vested during the years ended September 30, 2007, 2006, and 2005 was $11.4 million, $1.4 million, and $1.2 million, respectively.

During fiscal 2007, 18,000 shares of restricted stock, which vest over one year, were granted to our non-employee directors and target awards of 153,000 shares of restricted stock were granted to certain employees pursuant to our 2004 Incentive Stock Plan, as amended. The fiscal 2007 employee grants consisted of:

- The first tranche (**"Tranche 1"**), with a target award of 72,800 shares, contains a performance condition based on the annual average return over capital costs (**"ROCC"**). The target award will be adjusted based on our ROCC performance from March 31, 2007 through December 31, 2009 compared to the ROCC performance of our Peer Group. Subject to the level of performance attained, the target award may be increased by up to 150% or decreased to zero.
- The second tranche (**"Tranche 2"**), with a target award of 61,700 shares, contains a market condition based on the percentage return on Common Stock purchased on March 31, 2007 and held through December 31,

2009, including reinvestment of all dividends paid thereon during such period (the "**Total Shareholder Return**"). The target award will be adjusted based on our Total Shareholder Return from March 31, 2007 through December 31, 2009 compared to the Total Shareholder Return performance of our Peer Group. Subject to the level of performance attained, the target award may be increased to by up to 150% or decreased to zero.

- The third tranche ("**Tranche 3**"), with an award of 18,500 shares, contains a performance condition that will be met upon the achievement of either the achievement of a certain Credit Agreement Debt to EBITDA ratio or a certain net earnings target.

All grants made under Tranche 1 and Tranche 2 will vest, at the percent of target achieved upon completion of service to March 31, 2010, unless forfeited or vested before such date. The shares granted under Tranche 3 will vest in one-third increments upon completion of service on each of May 8, 2009, 2010 and 2011, unless forfeited or vested before such dates. The shares from the three tranches will not be deemed issued and will not have voting or dividend rights until their respective performance conditions or market conditions have been met. Expense is recognized on the shares granted with a performance condition and service condition over the explicit service period because it is probable the performance condition will be satisfied. Expense is recognized on the shares granted with a market condition and service condition over the requisite service period which is based on the explicit service period. The restricted stock grants with a market condition were valued using a Monte Carlo simulation which resulted in a valuation of $41.60 per share. The significant assumptions used in valuing these grants were: an expected volatility of 38%, expected dividends of 1.1%, and a risk free rate of 4.43%. We estimated the expected forfeiture rate to be 8.61%.

In fiscal 2006, 18,000 shares of restricted stock, which vest over one year, were granted to our non-employee directors, and 580,500 shares of restricted stock were granted to certain employees. One-third of the employee shares have a performance condition and service condition and two-thirds of the employee shares have a market condition and service condition. The performance condition is met upon the achievement of either achievement of a certain Credit Agreement Debt to EBITDA ratio, achievement of a certain debt repayment target, or a certain increase in diluted earnings per share. We met the increase in diluted earnings per share target based on our fiscal 2006 performance. The market condition is met upon achievement of certain stock price appreciation goals. These goals were achieved during fiscal 2006 and fiscal 2007. The service vesting condition for both the shares with a performance and service condition and a market and service condition is such that one-third of each award will vest at the end of years three, four and five. The shares will not be deemed issued and will not have voting or dividend rights until the relevant performance or market conditions have been met. Once the relevant performance or market conditions have been met, the shares will be deemed issued and will have voting and dividend rights as of that time, but they will be held by the Company and be subject to forfeiture if the service conditions are not met. Expense is recognized on the shares granted with a performance condition and service condition over the explicit service period because it is probable the performance condition will be satisfied. Expense is recognized on the shares granted with a market condition and service condition over the requisite service period which is based on the longer of the derived service period or explicit service period. The fiscal 2006 grants that contained a market condition and service condition were valued using a binomial model. The significant assumptions used in valuing these grants were: an expected volatility of 38%, expected dividends of 2.57%, a risk free rate of 4.95%, and forfeitures of 7.62%.

We have restricted shares outstanding granted in fiscal 2003 and 2005, each of which vests upon completion of required service in one-third increments on the third, fourth and fifth anniversary of the grant date. The grants are subject to earlier vesting upon satisfaction of certain earnings improvement criteria specific to each award in one-third increments on the first, second and third anniversary of the grant date. The measurement date for early vesting of all of these grants is March 31 of the respective year.

There was approximately $11.1 million of total unrecognized compensation cost related to all unvested restricted shares as of September 30, 2007 that will be recognized over a weighted average remaining vesting period of 2.3 years.

Employee Stock Purchase Plan

Under the Amended and Restated 1993 Employee Stock Purchase Plan (**the "Plan"**), shares of Common Stock are reserved for purchase by substantially all of our qualifying employees. In January 2007, our board of directors amended the Plan to allow for the purchase of an additional 1,000,000 shares, bringing the total authorized to a maximum of 4,320,000 shares of Common Stock. During the fiscal years ended September 30, 2007 and September 30, 2006, employees purchased approximately 135,000 and 316,000 shares, respectively, under the Plan. We recognized $0.5 million and $0.6 million expense, respectively, relating to the Plan for the fiscal years ended September 30, 2007 and 2006 related to the 15% discount on the purchase price allowed to employees. As of September 30, 2007, approximately 1,124,000 shares of Common Stock remained available for purchase under the Plan.

Note 16. Business Interruption and Other Insurance Recoveries

During fiscal 2007, we received $1.6 million of insurance proceeds primarily for property damage claims for a flood that occurred at one of our mills during fiscal 2006. The proceeds are primarily being used to return certain property and equipment to its original condition. The majority of these recoveries are reflected in the line item cost of goods sold on our consolidated statements of income.

During fiscal 2006, we had a mechanical failure of the white liquor clarifier at our bleached paperboard mill and a flood at another mill. We received $4.3 million of insurance proceeds, after $3.9 million of deductibles, for $1.5 million of property damage claims and $2.8 million of business interruption claims. The proceeds from the property damage claims were used to return certain equipment to its original condition, perform plant clean-up, and replace other equipment that was damaged in the two events mentioned above. The majority of these recoveries are reflected in the line item cost of goods sold on our consolidated statements of income.

Note 17. Related Party Transactions

J. Hyatt Brown, a director of our company, is chairman, chief executive officer and a shareholder of Brown & Brown, Inc., the insurance agency that brokers a portion of the insurance for our company. During fiscal 2007, 2006, and 2005, we paid Brown & Brown, Inc. approximately $0.3 million, $0.3 million, and $0.3 million, respectively, for property and casualty insurance services provided by Brown & Brown, Inc. and by other third parties. Third parties paid Brown & Brown, Inc. approximately $0.2 million, $0.2 million, and $0.2 million, respectively, for commissions on premiums for insurance purchased by us. For the fiscal years ended September 30, 2007, 2006, and 2005, such payments to Brown & Brown, Inc., inclusive of fees for services and commissions paid, totaled approximately $0.5 million, $0.5 million, and $0.5 million, respectively. Total payments for insurance premiums and fees invoiced through Brown & Brown, Inc. (including amounts not ultimately retained by Brown & Brown, Inc.) were approximately $4.8 million, $4.7 million, and $4.8 million, in fiscal 2007, 2006, and 2005, respectively.

Note 18. Commitments and Contingencies

Capital Additions

Estimated costs for future purchases of fixed assets that we are obligated to purchase as of September 30, 2007, total approximately $4.4 million.

Environmental and Other Matters

We are subject to various federal, state, local and foreign environmental laws and regulations, including, among others, CERCLA, the Clean Air Act (as amended in 1990), the Clean Water Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act. These environmental regulatory programs are primarily administered by the US Environmental Protection Agency. In addition, some states in which we operate have adopted equivalent or more stringent environmental laws and regulations or have enacted their own parallel environmental programs, which are enforced through various state administrative agencies.

We believe that future compliance with these environmental laws and regulations will not have a material adverse effect on our results of operations, financial condition or cash flows. However, our compliance and remediation costs could increase materially. In addition, we cannot currently assess with certainty the impact that the future emissions standards and enforcement practices associated with changes to regulations promulgated under the Clean Air Act will have on our operations or capital expenditure requirements. However, we believe that any impact or capital expenditures will not have a material adverse effect on our results of operations, financial condition or cash flows.

We have been identified as a potentially responsible party (**"PRP"**) at nine active "superfund" sites pursuant to Superfund legislation. Based upon currently available information and the opinions of our environmental compliance managers and general counsel, although there can be no assurance, we have reached the following conclusions with respect to these nine sites:

- With respect to one site, while we have been identified as a PRP, our records reflect no evidence that we are associated with the site. Accordingly, if we are considered to be a PRP, we believe that we should be categorized as an unproven PRP.
- With respect to each of eight sites, we preliminarily determined that, while we may be associated with the site and while it is probable that we have incurred a liability with respect to the site, one of the following conclusions was applicable:
- With respect to each of six sites, we determined while it was not estimable, the potential liability was reasonably likely to be a *de minimis* amount and immaterial.
- With respect to one site, we have preliminarily determined the potential liability was best reflected by a range of reasonably possible liabilities, all of which we expect to be *de minimis* and immaterial.
- With respect to one site, we have preliminarily determined that it is probable that we have incurred a liability with respect to this site. The status of the site is unknown, pending further investigation.

In addition to the above mentioned sites, four of our current or former locations are being investigated under various state regulations. These investigations may lead to remediation costs; however, we believe any such costs, if any, would be insignificant. Additional information on the four sites follows:

- Contamination was discovered at the time of the Gulf States Acquisition at two sites we acquired. We did not assume any environmental liabilities as part of the acquisition, but have limited indemnification rights with respect to this contamination. We would expect to assert various defenses under applicable laws with respect to this contamination.
- One of these sites is one of our former locations that is involved in an investigation under the state hazardous waste sites program. It is expected that any potential issues will be handled through administrative controls, such as a deed restriction, rather than remediation.
- It is believed that the contamination discovered at one of the sites was due to an oil release by a previous owner. The previous owner is obligated to indemnify us for any contamination caused by the oil release.

Except as stated above, we can make no assessment of our potential liability, if any, with respect to any site. Further, there can be no assurance that we will not be required to conduct some remediation in the future at any of these sites and that the remediation will not have a material adverse effect on our results of operations, financial condition or cash flows. We believe that we can assert claims for indemnification pursuant to existing rights we have under settlement and purchase agreements in connection with certain of these sites. There can be no assurance that we will be successful with respect to any claim regarding these indemnification rights or that, if we are successful, any amounts paid pursuant to the indemnification rights will be sufficient to cover all costs and expenses.

Guarantees

We have made the following guarantees as of September 30, 2007:

- We have a 49% ownership interest in Seven Hills. The partners guarantee funding of net losses in proportion to their share of ownership.

- We lease certain manufacturing and warehousing facilities and equipment under various operating leases. A substantial number of these leases require us to indemnify the lessor in the event that additional taxes are assessed due to a change in the tax law. We are unable to estimate our maximum exposure under these leases because it is dependent on changes in the tax law.

Over the past several years, we have disposed of assets and/or subsidiaries and have assumed liabilities pursuant to asset and stock purchase and sale agreements. These agreements contain various representations and warranties relating to matters such as title to assets; accuracy of financial statements; legal proceedings; contracts; employee benefit plans; compliance with environmental law; patent and trademark infringement; taxes; and products, as well as various covenants. These agreements may also provide specific indemnities for breaches of representations, warranties, or covenants and may contain specific indemnification provisions. These indemnification provisions address a variety of potential losses, including, among others, losses related to liabilities other than those assumed by the buyer and liabilities under environmental laws. These indemnification provisions may be affected by various conditions and external factors. Many of the indemnification provisions have expired either by operation of law or as a result of the terms of the agreement. Our specified maximum aggregate potential liability (on an undiscounted basis) is approximately $7.6 million, other than with respect to certain specified liabilities, including liabilities relating to title, taxes, and certain environmental matters, with respect to which there may be no limitation. We estimate the fair value of our aggregate liability for outstanding indemnities, including the indemnities described above with respect to which there are no limitations, to be approximately $0.1 million. Accordingly, we have recorded a liability for that amount.

Insurance Placed with Kemper

During fiscal 1985 through 2002, Kemper Insurance Companies/Lumbermens Mutual provided us with workers' compensation insurance, auto liability insurance and general liability insurance. Kemper has made public statements that they are uncertain that they will be able to pay all of their claims liabilities in the future. At present, based on public comments made by Kemper, we believe it is reasonably possible they will not be able to pay some or all of the future liabilities associated with our open and reopened claims. However, we cannot reasonably estimate the amount that Kemper may be unable to pay. Additionally, we cannot reasonably estimate the impact of state guarantee funds and any facultative and treaty reinsurance that may be available to pay such liabilities. If Kemper is ultimately unable to pay such liabilities, we believe the range of our liability is between approximately $0 and $2 million, and we are unable to estimate the liability more specifically because of the factors described above. There can be no assurance that any associated liabilities we may ultimately incur will not be material to our results of operations, financial condition or cash flows.

Note Receivable

We have a note payable to and a note receivable from an obligor who has filed for Chapter 11 bankruptcy protection. We have offset these notes on our consolidated balance sheets for the periods ending September 30, 2007 and 2006. Based on the terms of the note, we do not believe that it is probable a loss will be incurred. If we ultimately do suffer a loss, we believe the loss could range from $0 to $3 million.

Note 19. Segment Information

We report four business segments. The Packaging Products segment consists of facilities that produce folding cartons and interior packaging. The Paperboard segment consists of facilities that manufacture paperboard, corrugated medium, laminated paperboard products, and facilities that collect recovered paper. The Merchandising Displays segment consists of facilities that produce displays. The Corrugated Packaging segment consists of facilities that produce corrugated packaging and sheet stock. Our Packaging Products segment consists of our Folding Carton and Interior Packaging operating segments. These operating segments are aggregated because they have similar: economic characteristics, products and services, production processes, type and class of customers, and distribution methods.

Certain operations included in the Packaging Products segment are located in Canada, Mexico, Chile and Argentina. Our foreign operations had segment income of $12.3 million, $10.6 million, and $7.5 million for the fiscal years ended September 30, 2007, 2006, and 2005, respectively. For fiscal 2007, foreign operations represented approximately 8.4%, 5.1% and 11.9% of total net sales to unaffiliated customers, segment income from operations and total identifiable assets, respectively. For fiscal 2006, foreign operations represented approximately 8.9%, 8.3% and 11.6% of total net sales to unaffiliated customers, segment income from operations and total identifiable assets, respectively. For fiscal 2005, foreign operations represented approximately 9.8%, 8.7% and 11.9% of total net sales to unaffiliated customers, segment income from operations and total identifiable assets, respectively. As of September 30, 2007, 2006, and 2005, we had foreign long-lived assets of $88.2 million, $85.8 million, and $84.6 million, respectively.

We evaluate performance and allocate resources based, in part, on profit or loss from operations before income taxes, interest and other items. The accounting policies of the reportable segments are the same as those described above in ***"Note 1. Description of Business and Summary of Significant Accounting Policies."*** We account for intersegment sales at prices that approximate market prices. For segment reporting purposes, we include our equity in income (loss) of unconsolidated entities, as well as our investments in unconsolidated entities, in the results of our business segments. Seven Hills is included in the results of our Paperboard segment, and QPSI and DSA are included in the results of our Merchandising Displays segment.

ROCK-TENN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Following is a tabulation of business segment information for each of the past three fiscal years (in millions):

	Years Ended September 30,		
	2007	2006	2005
Net sales (aggregate):			
Packaging Products	**$1,260.9**	$1,267.8	$ 994.0
Paperboard	**939.6**	819.7	615.4
Merchandising Displays	**305.8**	233.2	226.3
Corrugated Packaging	**158.3**	135.7	118.5
Total	**$2,664.6**	$2,456.4	$1,954.2
Less net sales (intersegment):			
Packaging Products	**$ 5.2**	$ 2.9	$ 3.4
Paperboard	**321.5**	298.9	202.3
Merchandising Displays	**—**	0.1	0.2
Corrugated Packaging	**22.1**	16.4	14.8
Total	**$ 348.8**	$ 318.3	$ 220.7
Net sales (unaffiliated customers):			
Packaging Products	**$1,255.7**	$1,264.9	$ 990.6
Paperboard	**618.1**	520.8	413.1
Merchandising Displays	**305.8**	233.1	226.1
Corrugated Packaging	**136.2**	119.3	103.7
Total	**$2,315.8**	**$2,138.1**	$1,733.5
Segment income:			
Packaging Products	**$ 49.3**	$ 45.0	$ 33.4
Paperboard	**114.2**	62.2	31.6
Merchandising Displays	**38.7**	16.4	17.6
Corrugated Packaging	**8.4**	4.0	3.5
Total	**210.6**	127.6	86.1
Restructuring and other costs, net	**(4.7)**	(7.8)	(7.5)
Non-allocated expenses	**(23.0)**	(20.8)	(17.8)
Interest expense	**(49.8)**	(55.6)	(36.6)
Interest and other income (expense), net	**(1.3)**	1.6	0.5
Minority interest in consolidated subsidiaries	**(4.8)**	(6.4)	(4.8)
Income before income taxes	**$ 127.0**	$ 38.6	$ 19.9
Identifiable assets:			
Packaging Products	**$ 688.4**	$ 662.1	$ 674.6
Paperboard	**878.5**	886.3	901.0
Merchandising Displays	**162.2**	158.0	133.0
Corrugated Packaging	**43.5**	42.7	42.3
Assets held for sale	**1.8**	4.0	3.4
Corporate	**26.3**	30.9	44.1
Total	**$1,800.7**	$1,784.0	$1,798.4
Goodwill:			
Packaging Products	**$ 93.1**	$ 84.5	$ 81.2
Paperboard	**243.4**	243.4	240.9
Merchandising Displays	**28.0**	28.7	28.8
Corrugated Packaging	**—**	—	—
Total	**$ 364.5**	$ 356.6	$ 350.9

	Years Ended September 30,		
	2007	2006	2005
Depreciation and amortization:			
Packaging Products	**$ 42.2**	$ 42.7	$ 37.5
Paperboard	**48.1**	47.6	32.3
Merchandising Displays	**6.6**	6.9	7.0
Corrugated Packaging	**3.7**	3.9	4.0
Corporate	**3.1**	3.2	3.2
Total	**$ 103.7**	$ 104.3	$ 84.0
Capital expenditures:			
Packaging Products	**$ 29.8**	$ 27.5	$ 26.3
Paperboard	**36.2**	29.3	19.4
Merchandising Displays	**1.2**	5.0	5.6
Corrugated Packaging	**1.7**	1.8	1.1
Corporate	**9.1**	1.0	1.9
Total	**$ 78.0**	$ 64.6	$ 54.3
Investment in unconsolidated entities:			
Paperboard	**$ 17.8**	$ 21.6	$ 19.5
Merchandising Displays	**11.1**	—	—
Total	**$ 28.9**	$ 21.6	$ 19.5
Equity in income of unconsolidated entities:			
Paperboard	**$ 0.4**	$ 1.9	$ (1.0)
Merchandising Displays	**0.7**	—	—
Total	**$ 1.1**	$ 1.9	$ (1.0)

The changes in the carrying amount of goodwill for the fiscal years ended September 30, 2007 and 2006 are as follows (in millions):

	Packaging	Paperboard	Merch. Displays	Corrugated Packaging	Total
Balance as of October 1, 2005	$81.2	$240.9	$28.8	$—	$350.9
Goodwill acquired	1.8	2.5	—	—	4.3
Impairment loss	—	—	(0.1)	—	(0.1)
Translation adjustment	1.5	—	—	—	1.5
Balance as of September 30, 2006	$84.5	$243.4	$28.7	$—	$356.6
Goodwill acquired	3.9	—	—	—	3.9
Translation and other adjustment	4.7	—	(0.7)	—	4.0
Balance as of September 30, 2007	**$93.1**	**$243.4**	**$28.0**	**$—**	**$364.5**

Note 20. Financial Results by Quarter (Unaudited)

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In millions, except per share data)			
Net sales	**$533.9**	**$585.7**	**$591.4**	**$604.8**
Gross profit	**97.6**	**112.4**	**119.2**	**116.4**
Restructuring and other costs, net	**0.5**	**1.2**	**0.6**	**2.4**
Income before income taxes	**21.4**	**34.7**	**39.6**	**31.3**
Net income	**15.1**	**21.7**	**25.2**	**19.7**
Basic earnings per share	**0.40**	**0.56**	**0.64**	**0.51**
Diluted earnings per share	**0.39**	**0.55**	**0.63**	**0.50**

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In millions, except per share data)			
Net sales	$490.4	$529.7	$548.3	$569.7
Gross profit	59.6	89.2	92.0	108.3
Restructuring and other costs, net	1.0	3.5	2.7	0.6
Income (loss) before income taxes	(12.1)	8.4	12.0	30.3
Net income (loss)(a)	(9.0)	5.2	11.0	21.5
Basic earnings (loss) per share	(0.25)	0.15	0.30	0.59
Diluted earnings (loss) per share	(0.25)	0.14	0.30	0.57

(a) In the third quarter of fiscal 2006 we recorded a $3.5 million tax benefit primarily due to $1.2 million of research and development tax credits related to prior years, and a $1.1 million tax benefit for a reduction in deferred tax liabilities due primarily to recently enacted lower income tax rates in Canada. In the fourth quarter of fiscal 2006, we recorded a state tax benefit of $2.4 million which related primarily to a change in our state effective tax rate from approximately 4% to 3%.

We computed the interim earnings per common and common equivalent share amounts as if each quarter was a discrete period. As a result, the sum of the basic and diluted earnings per share by quarter will not necessarily total the annual basic and diluted earnings per share. We had net losses from continuing operations in the first quarter of fiscal 2006. In applying the treasury stock method for that period, the assumed net exercise of options and restricted awards were excluded, as the effect would have been antidilutive. Options and restricted stock awards for 3.9 million and 0.5 million shares of Common Stock, respectively, were excluded because their effect was antidilutive. If we did not have a loss in the period, approximately 0.6 million shares of dilutive stock options and restricted stock awards would have been included in the denominator in the first quarter of fiscal 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Rock-Tenn Company

We have audited the accompanying consolidated balance sheets of Rock-Tenn Company as of September 30, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2007. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of Rock-Tenn Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rock-Tenn Company at September 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1, 14 and 15, effective September 30, 2007, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans"* and in 2006 the Company adopted SFAS No. 123 (Revised), *"Share Based Payments"*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Rock-Tenn Company's internal control over financial reporting as of September 30, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 26, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
November 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of
Rock-Tenn Company

We have audited Rock-Tenn Company's internal control over financial reporting as of September 30, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Rock-Tenn Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Responsibility for Financial Information and for Establishing and Maintaining Adequate Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of Rock-Tenn Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rock-Tenn Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Rock-Tenn Company as of September 30, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2007, and our report dated November 26, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
November 26, 2007

ROCK-TENN COMPANY

REPORT OF MANAGEMENT ON RESPONSIBILITY FOR FINANCIAL INFORMATION AND FOR ESTABLISHING AND MAINTAINING ADEQUATE INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Responsibility for the Financial Statements

The management of Rock-Tenn Company is responsible for the preparation and integrity of the Consolidated Financial Statements appearing in our Annual Report on Form 10-K. The financial statements were prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances and, accordingly, include certain amounts based on our best judgments and estimates. Financial information in this Annual Report on Form 10-K is consistent with that in the financial statements.

Internal Control Over Financial Reporting

Management of our company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (**"Exchange Act"**). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements. Our internal control over financial reporting is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Business Conduct adopted by our board of directors that is applicable to all officers and employees of our Company and subsidiaries, as well as a Code of Business Conduct and Ethics for the board of directors that is applicable to all of our directors.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 30, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. The scope of our efforts to comply with the Section 404 Rules of the Sarbanes-Oxley Act with respect to fiscal 2007 included all of our operations. Based on our assessment, management believes that we maintained effective internal control over financial reporting as of September 30, 2007.

Our independent auditors, Ernst & Young LLP, an independent registered public accounting firm, are appointed by the Audit Committee of our board of directors. Ernst & Young LLP has audited and reported on the Consolidated Financial Statements of Rock-Tenn Company and subsidiaries, and has issued an attestation report on the effectiveness of our internal control over financial reporting. The report of the independent registered public accounting firm is contained in this Annual Report.

Audit Committee Responsiblility

The Audit Committee of our board of directors, composed solely of directors who are independent in accordance with the requirements of the New York Stock Exchange listing standards, the Exchange Act and our Corporate Governance Guidelines, meets with the independent auditors, management and internal auditors periodically to discuss internal control over financial reporting and auditing and financial reporting matters. The Audit Committee reviews with the independent auditors the scope and results of the audit effort. The Audit Committee also meets periodically with the independent auditors and the chief internal auditor without management present to ensure that the independent auditors and the chief internal auditor have free access to the Audit Committee. Our Audit Committee's Report can be found in our proxy statement for the annual meeting of our shareholders in January 2008.

JAMES A. RUBRIGHT,
Chairman and Chief Executive Officer

STEVEN C. VOORHEES,
Executive Vice President and
Chief Financial Officer

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable — there were no changes in or disagreements with accountants on accounting and financial disclosure.

Item 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and other procedures that are designed with the objective of ensuring the following:

- that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms; and
- that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chairman of the Board and Chief Executive Officer (**"CEO"**) and our Executive Vice President and Chief Financial Officer (**"CFO"**), as appropriate to allow timely decisions regarding required disclosure.

We have performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2007, under the supervision and with the participation of our management, including our CEO and CFO. Based on that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as of September 30, 2007, to provide reasonable assurance that material information relating to our company and our consolidated subsidiaries was made known to them by others within those entities before or during the period in which this annual report was being prepared.

In designing and evaluating our disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do. Management also noted that the design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and that there can be no assurance that any such design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control Over Financial Reporting

The report called for by Item 308(a) of Regulation S-K is incorporated herein by reference to Rock-Tenn Company's Report of Management on Responsibility for Financial Information and for Establishing and Maintaining Adequate Internal Control Over Financial Reporting, included in Part II, Item 8 of this report.

The attestation report called for by Item 308(b) of Regulation S-K is incorporated herein by reference to the Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting, included in Part II, Item 8 of this report.

Management has evaluated, with the participation of our CEO and CFO, changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended September 30, 2007. In connection with that evaluation, we have determined that there has been no change in internal control over financial reporting during the fourth quarter that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

There have been no changes to our internal control over financial reporting that occurred since October 1, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CEO and CFO Certifications

Our CEO and CFO have filed with the SEC the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K. In addition, on February 26, 2007, our CEO certified to the New York Stock Exchange that he was not aware of any violation by the Company of the NYSE corporate governance listing standards as in effect on February 26, 2007. The foregoing certification was unqualified.

Item 9B. *OTHER INFORMATION*

Not applicable.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE*

The sections under the heading *"Election of Directors"* entitled *"Board of Directors," "Nominees for Election — Term Expiring 2011," "Incumbent Directors — Term Expiring 2009," "Incumbent Directors — Term Expiring 2010," "Committees of the Board of Directors — Audit Committee," "Codes of Business Conduct and Ethics — Code of Ethical Conduct for Chief Executive Officer and Senior Financial Officers,"* and *"Codes of Business Conduct and Ethics — Copies,"* and under the heading *"Executive Officers"* entitled *"Identification of Executive Officers"* in the Proxy Statement for the Annual Meeting of Shareholders to be held January 25, 2008 are incorporated herein by reference. The section under the heading *"Additional Information"* entitled *"Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement for the Annual Meeting of Shareholders to be held on January 25, 2008, which will be filed on or before December 31, 2007, is also incorporated herein by reference.

Item 11. *EXECUTIVE COMPENSATION*

The sections under the heading *"Election of Directors"* entitled *"Compensation of Directors"* and *"Committees of the Board of Directors — Compensation Committee Interlocks and Insider Participation"* and the sections under the heading *"Executive Compensation"* entitled *"Executive Compensation Tables,"* and *"Compensation Discussion and Analysis"* and *"Employment Agreement with James A. Rubright"* and *"Compensation Committee Report"* in the Proxy Statement for the Annual Meeting of Shareholders to be held on January 25, 2008, which will be filed on or before December 31, 2007, are incorporated herein by reference.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information under the heading *"Common Stock Ownership by Management and Principal Shareholders"* and the section under the heading *"Executive Compensation"* entitled *"Equity Compensation Plan Information"* in the Proxy Statement for the Annual Meeting of Shareholders to be held on January 25, 2008, which will be filed on or before December 31, 2007, are incorporated herein by reference.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information under the heading *"Certain Transactions"* and the section under the heading *"Election of Directors"* entitled *"Corporate Governance — Director Independence"* in the Proxy Statement for the Annual Meeting of Shareholders to be held on January 25, 2008, which will be filed on or before December 31, 2007, are incorporated herein by reference.

Item 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The sections under the heading *"Independent Registered Public Accounting Firm"* entitled *"Fees"* and *"Audit Committee Pre-Approval of Services by the Independent Registered Public Accounting Firm"* in the Proxy Statement for the Annual Meeting of Shareholders to be held on January 25, 2008, which will be filed on or before December 31, 2007, are incorporated herein by reference.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)1. Financial Statements.

The following consolidated financial statements of our company and our consolidated subsidiaries and the Report of the Independent Registered Public Accounting Firm are included in Part II, Item 8 of this report:

2. Financial Statement Schedule of Rock-Tenn Company.

The following financial statement schedule is included in Part IV of this report:

Schedule II — Valuation and Qualifying Accounts.

All other schedules are omitted because they are not applicable or not required.

3. Exhibits.

See separate Exhibit Index attached hereto and incorporated herein.

(b) See Item 15(a)(3) and separate Exhibit Index attached hereto and incorporated herein.

(c) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCK-TENN COMPANY

Dated: November 27, 2007

By: /s/ JAMES A. RUBRIGHT
James A. Rubright
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JAMES A. RUBRIGHT James A. Rubright	Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	November 27, 2007
/s/ STEVEN C. VOORHEES Steven C. Voorhees	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 27, 2007
/s/ A. STEPHEN MEADOWS A. Stephen Meadows	Chief Accounting Officer (Principal Accounting Officer)	November 27, 2007
/s/ STEPHEN G. ANDERSON Stephen G. Anderson	Director	November 27, 2007
/s/ J. HYATT BROWN J. Hyatt Brown	Director	November 27, 2007
/s/ ROBERT B. CURREY Robert B. Currey	Director	November 27, 2007
/s/ RUSSELL M. CURREY Russell M. Currey	Director	November 27, 2007
/s/ G. STEPHEN FELKER G. Stephen Felker	Director	November 27, 2007
/s/ LAWRENCE L. GELLERSTEDT, III Lawrence L. Gellerstedt, III	Director	November 27, 2007
/s/ JOHN D. HOPKINS John D. Hopkins	Director	November 27, 2007
/s/ JOHN W. SPIEGEL John W. Spiegel	Director	November 27, 2007
Bettina M. Whyte	Director	
/s/ JAMES E. YOUNG James E. Young	Director	November 27, 2007

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
3.1	— Restated and Amended Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, File No. 33-73312).
3.2	— Articles of Amendment to the Registrant's Restated and Amended Articles of Incorporation (incorporated by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K for the year ended September 30, 2000).
3.3	— Bylaws of the Registrant (incorporated by reference to Exhibit 3.3 of the Registrant's Annual Report on Form 10-K for the year ended September 30, 2003).
3.4	— Amendment to Bylaws of the Registrant. (incorporated by reference to Exhibit 3.4 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
4.1	— Credit Agreement dated as of June 6, 2005, among the Registrant; Rock-Tenn Company of Canada; Wachovia Bank, National Association and Bank of America, N.A., acting through its Canada branch, as the lenders; Wachovia Capital Markets, LLC, SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., and Banc of America Securities, as the joint book runners; Wachovia Capital Markets, LLC and SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as the joint lead arrangers; SunTrust Bank, as syndication agent; Bank of America, N.A., as documentation agent; and the following subsidiaries of Rock-Tenn Company, as guarantors: Rock-Tenn Converting Company, Waldorf Corporation, PCPC, Inc., Rock-Tenn Company, Mill Division, LLC, Rock-Tenn Packaging and Paperboard, LLC, Rock-Tenn Mill Company, LLC, Rock-Tenn Shared Services, LLC, Rock-Tenn Services Inc., Alliance Display, LLC, Rock-Tenn Packaging Company, Rock-Tenn Company of Texas, Rock-Tenn Partition Company, Rock-Tenn Real Estate, LLC, Ling Industries Inc., 9124-1232 Quebec Inc., Groupe Cartem Wilco Inc., Wilco Inc., and Ling Quebec Inc. (incorporated by reference to Exhibit 4.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
4.2	— The Registrant agrees to furnish to the Securities and Exchange Commission, upon request, a copy of any instrument defining the rights of holders of long-term debt of the Registrant and all of its consolidated subsidiaries and unconsolidated subsidiaries for which financial statements are required to be filed with the Securities and Exchange Commission.
4.3	— Indenture between Rock-Tenn Company and SunTrust Bank, as successor trustee to Trust Company Bank (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-3, File No. 33-93934).
*10.1	— Rock-Tenn Company 1993 Employee Stock Option Plan and Amendment Number One to the Rock-Tenn Company 1993 Employee Stock Option Plan (incorporated by reference to Exhibits 99.1 and 99.2, respectively, to the Registrant's Registration Statement on Form S-8, File No. 333-77237).
*10.2	— Rock-Tenn Company Supplemental Executive Retirement Plan Effective as of October 1, 1994 (incorporated by reference to Exhibit 10.5 of the Registrant's Annual Report on Form 10-K for the year ended September 30, 2000).
*10.3	— 2000 Incentive Stock Plan (incorporated by reference to the Registrant's definitive Proxy Statement for the 2001 Annual Meeting of Shareholders filed with the SEC on December 18, 2000).
*10.4	— 1993 Employee Stock Purchase Plan as Amended and Restated (incorporated by reference to Exhibit 99.3 to the Registrant's Registration Statement on Form S-8, File No. 333-77237), as amended by Amendment No. One to 1993 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K for the year ended September 30, 2003), and as further amended by Amendment No. Two to 1993 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003), and as further amended by Amendment No. Three to 1993 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K for the year ended September 30, 2004).
*10.5	— Rock-Tenn Company Annual Executive Bonus Program (incorporated by reference to the Registrant's definitive Proxy Statement for the 2002 Annual Meeting of Shareholders filed with the SEC on December 19, 2001).
*10.6	— Rock-Tenn Company Supplemental Retirement Savings Plan as Effective as of May 15, 2003 (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8, File No. 333-104870).

Exhibit Number	Description of Exhibits
*10.7	— Amended and Restated Employment Agreement between Rock-Tenn Converting Company and James L. Einstein, dated as of February 21, 2003 (incorporated by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the year ended September 30, 2003).
*10.8	— 2004 Incentive Stock Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 10-K filed with the SEC on February 3, 2005).
*10.9	— 2005 Shareholder Value Creation Incentive Plan (incorporated by reference to Exhibit 4.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
10.10	— Amended and Restated Credit and Security Agreement dated as of October 26, 2005 among Rock-Tenn Financial, Inc., as Borrower, Rock-Tenn Converting Company, as Servicer, the Liquidity Banks from time to time party hereto, SunTrust Capital Markets, Inc., as TPF Agent and a Co-Agent and Wachovia Bank, National Association, as Blue Ridge Agent, a Co-Agent and Administrative Agent (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005).
10.11	— Amended and Restated Receivables Sale Agreement dated as of October 26, 2005 among Rock-Tenn Company, as Parent, Rock-Tenn Company of Texas, Rock-Tenn Converting Company, Rock-Tenn Mill Company, LLC, Rock-Tenn Packaging and Paperboard, LLC, PCPC, Inc. and Waldorf Corporation, as Originators, and Rock-Tenn Financial, Inc., as Buyer (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005).
*10.12	— Amendment to Rock-Tenn Company Supplemental Executive Retirement Plan Effective as of November 11, 2005 (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005).
*10.13	— Amended and Restated Rock-Tenn Company Supplemental Retirement Savings Plan Effective as of January 1, 2006 (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005).
*10.14	— Employment Agreement between Rock-Tenn Company and James A. Rubright, dated as of February 6, 2006 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
10.15	— Amendment to Amended and Restated Credit and Security Agreement dated as of October 25, 2006 among Rock-Tenn Financial, Inc., as Borrower, Rock-Tenn Converting Company, as Servicer, Variable Funding Capital Company LLC, as assignee of Blue Ridge Asset Funding Corporation, Three Pillars Funding LLC and SunTrust Bank as liquidity provider to TPF, SunTrust Capital Markets, Inc., as agent for the TPF Group, and Wachovia Bank, National Association, as liquidity provider to VFCC, agent for the VFCC Group and Administrative Agent (incorporated by reference to Exhibit 10.15 of the Registrant's Annual Report on Form 10-K for the year ended September 30, 2006).
10.16	— Second Amendment to Amended and Restated Credit and Security Agreement dated as of November 17, 2006 among Rock-Tenn Financial, Inc., as Borrower, Rock-Tenn Converting Company, as Servicer, Variable Funding Capital Company LLC, as assignee of Blue Ridge Asset Funding Corporation, Three Pillars Funding LLC and SunTrust Bank as liquidity provider to TPF, SunTrust Capital Markets, Inc., as agent for the TPF Group, and Wachovia Bank, National Association, as liquidity provider to VFCC, agent for the VFCC Group and Administrative Agent (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
*10.17	— Amendment Number One to Rock-Tenn Company 2004 Incentive Stock Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
*10.18	— Rock-Tenn Company 1993 Employee Stock Purchase Plan, as Amended and Restated (incorporated by reference to Exhibit 4.5 to the Registrant's Registration Statement on Form S-8, File No. 333-140597).
12	— Statement re: Computation of Ratio of Earnings to Fixed Charges.
21	— Subsidiaries of the Registrant.
23	— Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

Exhibit Number	Description of Exhibits
31.1	— Certification Accompanying Periodic Report Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, executed by James A. Rubright, Chairman of the Board and Chief Executive Officer of Rock-Tenn Company.
31.2	— Certification Accompanying Periodic Report Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, executed by Steven C. Voorhees, Executive Vice President and Chief Financial Officer of Rock-Tenn Company.

Additional Exhibits.

In accordance with SEC Release No. 33-8238, Exhibit 32.1 is to be treated as "accompanying" this report rather than "filed" as part of the report.

32.1 — Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by James A. Rubright, Chairman of the Board and Chief Executive Officer of Rock-Tenn Company, and by Steven C. Voorhees, Executive Vice President and Chief Financial Officer of Rock-Tenn Company.

---

* Management contract or compensatory plan or arrangement.

SCHEDULE II

ROCK-TENN COMPANY

September 30, 2007
(In millions)

Description	Balance At Beginning of Period	Charged to Costs and Expenses	Other	Deductions	Balance At End of Period
Year ended September 30, 2007:					
Allowance for Doubtful Accounts, Returns and Allowances, and Discounts	**$5.2**	**$22.6**	**$ —**	**$(22.4)**	**$5.4**
Restructuring and Other Reserve for Facility Closures and Consolidation	**2.1**	**2.3**	**—**	**(2.0)**	**2.4**
Deferred Tax Assets — Valuation Allowance	**3.5**	**0.6**	**—**	**(0.6)**	**3.5**
Year ended September 30, 2006:					
Allowance for Doubtful Accounts, Returns and Allowances, and Discounts	$5.1	$24.7	$ —	$(24.6)	$5.2
Restructuring and Other Reserve for Facility Closures and Consolidation	1.6	2.4	—	(1.9)	2.1
Deferred Tax Assets — Valuation Allowance	1.7	1.8	—	—	3.5
Year ended September 30, 2005:					
Allowance for Doubtful Accounts, Returns and Allowances, and Discounts	$6.4	$18.6	$0.9	$(20.8)	$5.1
Restructuring and Other Reserve for Facility Closures and Consolidation	1.2	2.6	—	(2.2)	1.6
Deferred Tax Assets — Valuation Allowance	1.5	0.2	—	—	1.7

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EXHIBIT 31.1

CERTIFICATION ACCOMPANYING PERIODIC REPORT PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James A. Rubright, Chairman of the Board and Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Rock-Tenn Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JAMES A. RUBRIGHT

James A. Rubright
Chairman of the Board and
Chief Executive Officer

Date: November 27, 2007

A signed original of this written statement required by Section 302, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 302, has been provided to Rock-Tenn Company and will be retained by Rock-Tenn Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 31.2

CERTIFICATION ACCOMPANYING PERIODIC REPORT PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven C. Voorhees, Executive Vice President and Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Rock-Tenn Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ STEVEN C. VOORHEES

Steven C. Voorhees
Executive Vice President and
Chief Financial Officer

Date: November 27, 2007

A signed original of this written statement required by Section 302, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 302, has been provided to Rock-Tenn Company and will be retained by Rock-Tenn Company and furnished to the Securities and Exchange Commission or its staff upon request.

Non-GAAP Measures

We have included in the Annual Report financial measures that are not prepared in accordance with GAAP. Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP. Below, we define the non-GAAP financial measure, provide a reconciliation of the non-GAAP measure to the most directly comparable financial measure calculated in accordance with GAAP, and discuss the reasons that we believe this information is useful to management and may be useful to investors.

Credit Agreement EBITDA and Total Funded Debt

"Credit Agreement EBITDA" is calculated in accordance with the definition contained in the Company's Senior Credit Facility. Credit Agreement EBITDA is generally defined as Consolidated Net Income plus: consolidated interest expense, income taxes of the consolidated companies determined in accordance with GAAP, depreciation and amortization expense of the consolidated companies determined in accordance with GAAP, certain non-cash and cash charges incurred, expenses associated with the write up of inventory acquired in the GSPP acquisition to fair market value as required by SFAS 141, charges taken resulting from the impact of changes to accounting rules related to the expensing of stock options and pro forma GSPP EBITDA calculated giving pro forma effect to the acquisition calculated in accordance with the methodology applied by the Company in its financial statements filed with the SEC.

"Total Funded Debt" is calculated in accordance with the definition contained in the Company's Senior Credit Facility. Total Funded Debt is generally defined as aggregate debt obligations reflected in our balance sheet, less the hedge adjustments resulting from terminated and existing fair value interest rate derivatives or swaps, plus additional outstanding letters of credit not already reflected in debt.

Our management uses Credit Agreement EBITDA and Total Funded Debt to evaluate compliance with our debt covenants and borrowing capacity available under its Senior Credit Facility. Management believes that investors also use such measures to evaluate our compliance with our debt covenants and available borrowing capacity. Borrowing capacity is dependent upon, in addition to other measures, the "Credit Agreement Debt/ EBITDA ratio" or the "Leverage Ratio," which is defined as Total Funded Debt divided by Credit Agreement EBITDA. As of September 30, 2007, 2006 and 2005, the Company's Leverage Ratio was 2.54 times, 3.94 times and 4.40 times, respectively, which compares to a maximum Leverage Ratio under the Senior Credit Facility of 4.0 times, 4.5 times and 5.0 times, respectively. Credit Agreement EBITDA and Total Funded Debt are not intended to be substitutes for GAAP financial measures and should not be used as such.

Set forth below is a reconciliation of Credit Agreement EBITDA to net income (in millions):

	Twelve Months Ended September 30, 2007	Twelve Months Ended September 30, 2006	Twelve Months Ended September 30, 2005
Net Income	$ 81.7	$ 28.7	$ 17.6
Interest Expense and Other Income	51.1	54.0	36.1
Income Taxes	45.3	9.9	2.3
Depreciation and Amortization	102.5	102.9	83.2
Additional Permitted Charges	5.9	9.9	7.5
Pro Forma GSPP EBITDA (10/1/04 - 6/05/05)	—	—	60.7
Credit Agreement EBITDA	$286.5	$205.4	$207.4

GSPP EBITDA Reconciliation

Set forth below is a reconciliation of pro forma GSPP EBITDA reconciliation (in millions):

	Pro Forma 10/1/04-06/05/05 GSPP EBITDA
Net Income	$16.7
Interest Expense and Other Income	—
Income Taxes	8.4
Depreciation and Amortization	26.5
Additional Permitted Charges	0.1
Permitted Pro Forma Adjustments	9.0
Pro Forma GSPP EBITDA	$60.7

Total Funded Debt

Set forth below is a reconciliation of Total Funded Debt to the most directly comparable GAAP measures, Current Portion of Debt and Total Long-Term Debt (in millions):

	September 30, 2007	September 30, 2006	September 30, 2005
Current Portion of Debt	$ 46.0	$ 40.8	$ 7.1
Total Long-Term Debt	676.3	765.3	908.0
	722.3	806.1	915.1
Less: Hedge Adjustments Resulting From Terminated Fair Value Interest Rate Derivatives or Swaps	(8.5)	(10.4)	(12.3)
	713.8	795.7	902.8
Plus: Letters of Credit	15.0	13.2	10.5
Total Funded Debt	$728.8	$808.9	$913.3



ROCK-TENN COMPANY


SEC MAIL
RECEIVED
PROCESSING
DEC 2 6 2007
WASH., D.C.
161
SECTION

December 17, 2007

To our Shareholders:

It is our pleasure to invite you to attend our annual meeting of shareholders, which is to be held on January 25, 2008, at the Northeast Atlanta Hilton at Peachtree Corners, 5993 Peachtree Industrial Boulevard, Norcross, Georgia 30092. The meeting will start at 9:00 a.m., local time.

The following Notice of 2008 Annual Meeting of Shareholders outlines the business to be conducted at the meeting.

Please complete, sign and return your proxy in the enclosed envelope or follow the other voting procedures described in the proxy statement as soon as possible to ensure that your shares will be represented and voted at the annual meeting. If you attend the annual meeting, you may vote your shares in person even though you have previously voted your proxy.

Very truly yours,

James A. Rubright

James A. Rubright
Chairman and
Chief Executive Officer


ROCK-TENN COMPANY

NOTICE OF 2008 ANNUAL MEETING OF SHAREHOLDERS
To Be Held on January 25, 2008

TIME:	9:00 a.m., local time, on Friday, January 25, 2008.
PLACE:	Northeast Atlanta Hilton at Peachtree Corners, 5993 Peachtree Industrial Boulevard, Norcross, Georgia 30092.
ITEMS OF BUSINESS:	(1) To elect five directors. (2) To ratify the appointment of Ernst & Young LLP to serve as the independent registered public accounting firm of Rock-Tenn Company. (3) To transact any other business that properly comes before the meeting or any adjournment of the annual meeting.
WHO MAY VOTE:	You can vote if you were a holder of Class A Common Stock of record on November 30, 2007.
ANNUAL REPORT:	A copy of our Annual Report is enclosed.
DATE OF THIS NOTICE:	December 17, 2007.
DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about December 21, 2007.

ROCK-TENN COMPANY

504 Thrasher Street
Norcross, Georgia 30071

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 25, 2008

PROXY SOLICITATION AND VOTING INFORMATION

Who is furnishing this proxy statement?

This proxy statement is being furnished to our shareholders by our board of directors in connection with the solicitation of proxies by the board of directors. The proxies will be used at our annual meeting of shareholders to be held on January 25, 2008 (which we refer to as the **"annual meeting"**).

What am I voting on?

You will be voting on each of the following:

- To elect five directors.
- To ratify the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm. We refer to the appointment of Ernst & Young LLP as our independent registered public accounting firm as the **"E&Y Appointment."**
- To transact any other business that properly comes before the annual meeting or any adjournment of the annual meeting.

As of the date of this proxy statement, the board of directors knows of no other matters that will be brought before the annual meeting.

You may not cumulate your votes for any matter being voted on at the annual meeting and you are not entitled to appraisal or dissenters' rights.

Who can vote?

You may vote if you owned Class A Common Stock as of the close of business on November 30, 2007, the record date for the annual meeting. As of November 30, 2007, there were 38,012,340 shares of our Class A Common Stock outstanding.

What if my certificates represent Class B Common Stock?

Each share of our Class B Common Stock was automatically converted into one share of Class A Common Stock on June 30, 2002. Each certificate that represented shares of Class B Common Stock represents the same number of shares of Class A Common Stock into which the Class B Common Stock was converted. We refer to our Class A Common Stock (including certificates that represented shares of Class B Common Stock) as the **"Common Stock."**

How do I vote?

You have four voting options. You may vote using one of the following methods:

- Over the Internet at the address shown on your proxy card. If you have access to the Internet, we encourage you to vote in this manner.
- By telephone using the number shown on your proxy card.
- By completing, signing and returning the proxy.
- By attending the annual meeting and voting in person.

Please follow the directions on your proxy card carefully. If you hold your shares in the name of a bank or broker, the availability of telephone and Internet voting depends on their voting processes and you should contact your bank or broker for more information.

Can I vote at the annual meeting?

You may vote your shares at the annual meeting if you attend in person. Even if you plan to be present at the annual meeting, we encourage you to vote your shares by proxy. You may vote your proxy via the Internet, by telephone or by mail.

What if my shares are registered in more than one person's name?

If you own shares that are registered in the name of more than one person, each person must sign the proxy. If an attorney, executor, administrator, trustee, guardian or any other person signs the proxy in a representative capacity, the full title of the person signing the proxy should be given and a certificate should be furnished showing evidence of appointment.

What does it mean if I receive more than one proxy?

It means you have multiple accounts with brokers and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is Computershare, 250 Royall Street, Canton, MA 02021 and may be reached at 1-800-568-3476.

What if I return my proxy but do not provide voting instructions?

If you sign and return your proxy but do not include voting instructions, your proxy will be voted FOR the election of the five nominee directors named on pages 4 and 5 of this proxy statement and FOR the ratification of the E&Y Appointment.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the annual meeting. You may do this by using one of the following methods:

- Voting again by telephone or over the Internet prior to 2:00 a.m., E.T., on January 25, 2008.
- Giving written notice to the Corporate Secretary of our company.
- Delivering a later-dated proxy.
- Voting in person at the annual meeting.

How many votes am I entitled to?

You are entitled to one vote for each share of Common Stock you own.

How many votes must be present to hold the annual meeting?

In order for us to conduct the annual meeting, the holders of a majority of the votes of the Common Stock outstanding as of November 30, 2007 must be present at the annual meeting. This is referred to as a quorum. Your shares will be counted as present at the annual meeting if you do one of the following:

- Vote via the Internet or by telephone.
- Return a properly executed proxy (even if you do not provide voting instructions).
- Attend the annual meeting and vote in person.

How many votes are needed to elect directors?

The five nominees receiving the highest number of "yes" votes will be elected directors. This number is called a plurality.

How many votes are needed to ratify the E&Y Appointment?

To ratify the E&Y Appointment, the "yes" votes cast in favor of the matter must exceed the "no" votes cast against the matter.

How many votes are needed for other matters?

To approve any other matter that properly comes before the annual meeting, the "yes" votes cast in favor of the matter must exceed the "no" votes cast against the matter. The board of directors knows of no other matters that will be brought before the annual meeting. If other matters are properly introduced, the persons named in the proxy as the proxy holders will vote on such matters in their discretion.

Will my shares be voted if I do not provide my proxy?

Your shares may be voted under certain circumstances if they are held in the name of a brokerage firm. Brokerage firms have the authority under rules of the New York Stock Exchange (which we refer to as the "**NYSE**") to vote customers' unvoted shares on "routine" matters, which includes the election of directors and ratification of the appointment of our independent registered public accounting firm. Accordingly, if a brokerage firm votes your shares on these matters in accordance with these rules, your shares will count as present at the annual meeting for purposes of establishing a quorum and will count as "yes" votes or "no" votes, as the case may be, with respect to all "routine" matters voted on at the annual meeting. If you hold your shares directly in your own name, they will not be voted if you do not vote them or provide a proxy.

ELECTION OF DIRECTORS
ITEM 1

Board of Directors

Our board of directors currently has 12 members. The directors are divided into three classes with the directors in each class serving a term of three years. Directors for each class are elected at the annual meeting of shareholders held in the year in which the term for their class expires. At the annual meeting on January 25, 2008, five nominees for director are to be elected to serve on our board of directors. Four of the nominees will be elected to serve until the annual meeting in 2011, or until their successors are qualified and elected, and one of the nominees will be elected to serve until the annual meeting in 2009, or until her successor is qualified and elected. Our board is authorized to increase the size of the board and is authorized to fill the vacancies created by the increase. Any directors elected by the board in this manner will stand for re-election at the next annual meeting of shareholders after their election even if that class of directors is not subject to election in that year. On November 20, 2007, our board authorized an increase in the size of the board from 11 members to 12 members and elected Robert M. Chapman to serve as the new director. Our shareholders will vote at the annual meeting whether to elect him to serve a full term as a director with a term expiring in

2011. On November 2, 2007, the board elected Bettina M. Whyte to fill the vacancy created by James M. Johnson's resignation. While Ms. Whyte's term will not expire until the annual meeting in 2009 and until her successor is qualified and elected, the board of directors has recommended that our shareholders vote at the annual meeting to elect Ms. Whyte to a term expiring at the annual meeting in 2009. Our board is also authorized to fill any other vacancies occurring in the board of directors. A director elected by the board in this manner may serve for the unexpired term of his or her predecessor in office and until the election and qualification of his or her successor.

We do not believe that any of the nominees for director will be unwilling or unable to serve as director. However, if at the time of the annual meeting any of the nominees should be unwilling or unable to serve, proxies will be voted as recommended by the board of directors to do one of the following:

- To elect substitute nominees recommended by the board.
- To allow the vacancy created to remain open until filled by the board.
- To reduce the number of directors for the ensuing year.

In no event, however, can a proxy be voted to elect more than five directors.

Recommendation of the Board of Directors

The board of directors recommends a vote FOR J. Hyatt Brown, Robert M. Chapman, Russell M. Currey and G. Stephen Felker to hold office until the annual meeting of shareholders in 2011, or until each of their successors is qualified and elected. The board of directors also recommends a vote FOR Bettina M. Whyte to hold office until the annual meeting of shareholders in 2009, or until her successor is qualified and elected. Proxies returned without instructions will be voted FOR these nominees.

Nominees for Election — Term Expiring 2011

Name	Age	Director Since	Positions Held
J. Hyatt Brown	70	1971	Mr. Brown has served as chairman and chief executive officer of Brown & Brown, Inc., an insurance services company, for more than five years. Mr. Brown is also a director of SunTrust Banks, Inc., a bank holding company, FPL Group, Inc., an electric utility company, International Speedway Corp., a motor sports company, and Brown & Brown, Inc.
Robert M. Chapman	54	2007	Mr. Chapman has served as chief operating officer of Duke Realty Corporation, a real estate development company, since August 2007, as senior executive vice president of real estate operations for Duke Realty from August 2003 until July 2007 and as regional executive vice president for Duke Realty's Southeast region from 1999 through July 2003.
Russell M. Currey	46	2003	Mr. Currey has served as executive vice president and general manager of our corrugated packaging division for more than five years. Mr. Currey joined our company in July 1983. Mr. Currey is the nephew of Robert B. Currey, a director of our company.
G. Stephen Felker	56	2001	Mr. Felker has served as chairman of the board and director of Avondale Incorporated, a former textile manufacturer, since 1992, president and chief executive officer of Avondale since 1980, and in various other capacities at Avondale since 1974. He is also a director and executive officer of Avondale Mills, Inc., a former textile manufacturer and wholly-owned subsidiary of Avondale Incorporated. Avondale has ceased its textile operations following a train derailment that destroyed its manufacturing facilities, is selling all of its assets and is pursuing claims against Norfolk Southern Corporation relating to the derailment.

Incumbent Directors — Term Expiring 2009

Name	Age	Director Since	Positions Held
John D. Hopkins	69	1989	Mr. Hopkins has served as counsel with Womble Carlyle Sandridge & Rice, PLLC, a full-service law firm, since October 2003. Mr. Hopkins served as executive vice president and general counsel of Jefferson-Pilot Corporation, a holding company with insurance and broadcasting subsidiaries, from April 1993 until he retired in May 2003.
James A. Rubright	61	1999	Mr. Rubright has served as our chief executive officer (**"CEO"**) since October 1999 and chairman of the board since January 2000. Mr. Rubright is also a director of AGL Resources Inc., an energy company, and Oxford Industries, Inc., a manufacturer and seller of branded and private label apparel.
Bettina M. Whyte	58	2007	Ms. Whyte was Managing Director and Head of the Special Situations Group of MBIA Insurance Corporation, a world leader in credit enhancement services and a global provider of fixed-income asset management services, from March 2006 until October 16, 2007; and Managing Director of AlixPartners, LLC, a business turnaround management and financial advisory firm, from April 1997 until March 2006. Ms. Whyte is also a director of AGL Resources Inc., an energy company, and Amerisure Insurance, an insurance company.
James E. Young	58	2003	Mr. Young has served as president and chief executive officer of Citizens Trust Bank, a commercial bank, since 1998. He is also a member of the board of directors of Citizens Trust Bank and Citizens Bancshares Corporation, a bank holding company.

Incumbent Directors — Term Expiring 2010

Name	Age	Director Since	Positions Held
Stephen G. Anderson	69	1977	Dr. Anderson retired in June 2001 from his private practice in Winston-Salem, North Carolina, where he had been a physician for more than five years.
Robert B. Currey	67	1989	Mr. Currey founded Currey & Company, Inc., a producer of consumer lighting products, and has served as chairman and was formerly chief executive officer of that business for more than five years. Mr. Currey is the uncle of Russell M. Currey, a director and a division executive of our company.
L. L. Gellerstedt, III	51	1998	Mr. Gellerstedt has served as the president of the office/multi-family division of Cousins Properties, Inc., a real estate development company, since June 2005. Mr. Gellerstedt served as the chairman and chief executive officer of The Gellerstedt Group, a real estate development company, from June 2003 until June 2005. Mr. Gellerstedt served as the president and chief operating officer of The Integral Group, a real estate development company, from January 2001 until June 2003. Mr. Gellerstedt is a director of SunTrust Bank, Atlanta, a subsidiary of SunTrust Banks, Inc., a commercial bank, and Alltel Corporation, a nationwide telecommunications services company.

Name	Age	Director Since	Positions Held
John W. Spiegel	66	1989	Mr. Spiegel has served as non-executive chairman and a director of S1 Corporation, a provider of integrated applications for financial institutions, since October 2006. Mr. Spiegel is a director of Bentley Pharmaceuticals, Inc., a specialty pharmaceutical company, and a member of the board of trustees of Colonial Properties Trust, a real estate investment trust. Mr. Spiegel served as executive vice president and chief financial officer of SunTrust Banks, Inc., a bank holding company, until August 2000, when he became vice chairman and chief financial officer. He retired from these positions in August 2004. He continued to serve as a non-executive vice chairman of SunTrust Banks Holding Company, a wholly-owned subsidiary of SunTrust Banks, Inc., through March 31, 2005.

Corporate Governance

Corporate Governance Guidelines. We have posted our Corporate Governance Guidelines on our Internet website at *www.rocktenn.com.* Copies of our Corporate Governance Guidelines are available, without charge, at the written request of any shareholder of record. Requests for copies should be mailed to: Rock-Tenn Company, 504 Thrasher Street, Norcross, GA 30071, Attention: Corporate Secretary.

Director Independence. Our board of directors annually conducts an assessment of the independence of each director in accordance with our Corporate Governance Guidelines, applicable rules and regulations of the Securities and Exchange Commission (which we refer to as the "**SEC**"), and the corporate governance standards of the NYSE. The board assesses each director's independence by reviewing any potential conflicts of interest and significant outside relationships. In determining each director's independence, the board broadly considers all relevant facts and circumstances, including specific criteria included in the NYSE's corporate governance standards. For these purposes, the NYSE requires the board to consider certain relationships that existed during a three-year look-back period. The board considers the issue not merely from the standpoint of a director, but also from the standpoint of persons or organizations with which the director has an affiliation. An independent director is free of any relationship with our company or our management that impairs the director's ability to make independent judgments.

The board of directors conducted an assessment of the independence of each director other than Mr. Chapman and Ms. Whyte at its last regularly scheduled meeting. Based on this assessment, the board affirmatively determined that the following directors were independent: Dr. Anderson, Messrs. Brown, Robert Currey, Felker, Gellerstedt, Hopkins, Johnson, Spiegel and Young. The board of directors separately conducted an assessment of the independence of Mr. Chapman and Ms. Whyte and determined that they are also independent. The board of directors determined that each of these directors had no material relationship with our company (either directly or as a partner, shareholder or officer of an organization that has a material relationship with our company). The board determined that neither of Messrs. Russell Currey and Rubright is independent because each is an employee of our company. The board determined that each of Dr. Anderson, Messrs. Chapman, Hopkins, Johnson and Young and Ms. Whyte is independent because he or she had no significant relationship with our company (other than as a director and shareholder). The board determined that no relationship that each of Messrs. Brown, Robert Currey, Felker, Gellerstedt and Spiegel has with our company was material for purposes of determining his independence. In making that determination, the board considered the following relationships that each of Messrs. Brown, Robert Currey, Felker, Gellerstedt and Spiegel had with our company (one of which is also described under the heading ***"Certain Transactions"*** elsewhere in this proxy statement):

Messrs. Brown, Gellerstedt and Spiegel: Mr. Brown serves on the board of directors of SunTrust Banks, Inc. Mr. Gellerstedt serves on the board of directors of SunTrust Bank, Atlanta, a subsidiary of SunTrust Banks, Inc. Mr. Spiegel served as a non-executive Vice Chairman of SunTrust Bank Holding Company, a subsidiary of SunTrust Banks, Inc. (a non-executive position) through March 31, 2005. Our company made payments to SunTrust Banks, Inc. and its subsidiaries during fiscal 2007, 2006 and 2005 for various banking

and financial consulting services, including for certain services related to our credit facility and our letter of credit facility during fiscal 2007, 2006 and 2005 and for our asset securitization facility during fiscal 2007 and 2006. The aggregate of these payments did not exceed 1% of our gross revenues during fiscal 2007 or 1% of SunTrust Bank's gross revenues during its fiscal year ended December 31, 2006. The board determined that these payments and relationships were not material for these purposes.

J. Hyatt Brown: Mr. Brown is an executive officer of Brown & Brown, Inc. Our company made payments to Brown & Brown, Inc. for insurance services during fiscal 2007 as described below under the heading ***"Certain Transactions."*** Our board also considered similar payments made during fiscal 2006 and 2005. The board determined that these payments and relationships were not material for these purposes.

Robert B. Currey: Mr. Currey is an owner and was an executive officer of Currey & Company, which purchased products from our company during fiscal 2006 and 2005. No purchases were made in fiscal 2007. The board determined that these payments and relationships were not material for these purposes.

G. Stephen Felker: Mr. Rubright serves on the board of directors of Avondale Incorporated, of which Mr. Felker is a director, an executive officer and a substantial shareholder. The board determined that this relationship was not material for these purposes.

Our company purchases products and services in the normal course of business from many suppliers and sells products and services to many customers. In some instances, these transactions occur with companies with which members of our board of directors have relationships as directors or executive officers. Further, members of the board have relationships as directors or executive officers with certain companies that hold or held our equity securities. For purposes of our board's affirmative determinations of director independence, none of these relationships was considered significant, either individually or collectively, except as described above or under the heading ***"Certain Transactions"*** elsewhere in this proxy statement. For these purposes, the board determined that these relationships were not material either individually or collectively.

Audit Committee Membership Criteria. The NYSE requires that if listed companies do not limit the number of audit committees on which its audit committee members may serve to three or less, then in the event that a director simultaneously serves on the audit committees of more than three public companies, the board must determine that such simultaneous service would not impair the ability of that member to effectively serve on the company's audit committee and disclose that determination. Our company has not adopted any specific requirements limiting the number of audit committees on which board members may serve.

Since retiring as an executive officer of SunTrust Banks, Inc., Mr. Spiegel advised our board in August 2004 and September 2005 that he had been nominated to join the audit committees of S1 Corporation, which is a publicly held company, and HomeBanc Corp, which, at the time, was a publicly held company. This resulted in Mr. Spiegel serving on the audit committees of more than three public companies. The board determined that serving on an additional audit committee would not impair Mr. Spiegel's ability to effectively serve on our audit committee. HomeBanc Corp. is no longer a publicly held company. Mr. Spiegel currently serves on four audit committees of publicly held companies.

Director Self-Evaluation. Our board of directors conducts an annual self-evaluation of the board, its committees and its individual members pursuant to our Corporate Governance Guidelines. The nominating and corporate governance committee is responsible for overseeing the self-evaluation process and making a report to the board of directors pursuant to our Corporate Governance Guidelines.

Meetings of Non-Management Directors. Our non-management directors generally meet separately from the other directors in executive session after board meetings and board committee meetings. Pursuant to our Corporate Governance Guidelines, our non-management directors will meet in regularly scheduled executive sessions after board meetings and at such other times as may be scheduled by our chairman of the board or by our presiding independent director.

Presiding Independent Director. Mr. Brown is currently serving as the presiding independent director, in accordance with our Corporate Governance Guidelines.

Director Education. Our board of directors has adopted a director education policy under which we will reimburse directors for tuition and all customary and reasonable expenses incurred in connection with attending a director education seminar once every two years. In addition, any director desiring to be reimbursed for additional programs may be reimbursed upon approval of the chairman of the nominating and corporate governance committee.

Communicating with Our Directors. So that shareholders and other interested parties may make their concerns known, we have established a method for communicating with our directors, including our presiding independent director and other non-management directors. There are two ways to communicate with our directors:

- By mail: Rock-Tenn Company, 504 Thrasher Street, Norcross, Georgia 30071.
- By facsimile: (770) 248-4402.

Communications that are intended specifically for our presiding independent director or other non-management directors should be marked ***"Attention: Independent Director Communications."*** All other director communications should be marked ***"Attention: Director Communications."*** Our legal department will facilitate all of these communications. We have posted a summary of this method for communicating with our directors on our Internet website at *www.rocktenn.com.*

Our directors are encouraged to attend and participate in the annual meeting. Except for Mr. Spiegel, all of our directors attended the annual meeting of shareholders held on January 26, 2007.

Codes of Business Conduct and Ethics

Employee Code of Business Conduct. Our board of directors has adopted a code of business conduct for our employees. Failure to comply with this code of business conduct is a serious offense and will result in appropriate disciplinary action. We will disclose, to the extent and in the manner required by any applicable law or NYSE corporate governance standard, any waiver of any provision of this code of business conduct for executive officers of the company.

Code of Business Conduct and Ethics for Board of Directors. Our board of directors has also adopted a code of business conduct and ethics for our board of directors. Failure to comply with this code of business conduct and ethics is a serious offense and will result in appropriate disciplinary action. We will disclose, to the extent and in the manner required by any applicable law or NYSE corporate governance standard, any waiver of any provision of this code of business conduct and ethics.

Code of Ethical Conduct for Chief Executive Officer and Senior Financial Officers. Our board of directors has also adopted a code of ethical conduct for our principal executive officer (our chief executive officer), our principal financial officer (our chief financial officer) and our principal accounting officer (our chief accounting officer). These officers are expected to adhere at all times to this code of ethical conduct. Failure to comply with this code of ethical conduct for our chief executive officer and senior financial officers is a serious offense and will result in appropriate disciplinary action. Our board of directors and our audit committee each has the authority to independently approve, in their sole discretion, any such disciplinary action as well as any amendment to and any waiver or material departure from a provision of this code of ethical conduct. We will disclose on our Internet website at *www.rocktenn.com,* to the extent and in the manner permitted by Item 5.05 of Form 8-K under the Securities Exchange Act of 1934, as amended (which we refer to as the **"Exchange Act"**), the nature of any amendment to this code of ethical conduct (other than technical, administrative, or other non-substantive amendments), our approval of any material departure from a provision of this code of ethical conduct, and our failure to take action within a reasonable period of time regarding any material departure from a provision of this code of ethical conduct that has been made known to any of our executive officers.

Copies. We have posted copies of each of these codes of business conduct and ethics on our Internet website at *www.rocktenn.com.* Copies of these codes of business conduct and ethics are also available,

without charge, at the written request of any shareholder of record. Requests for copies should be mailed to: Rock-Tenn Company, 504 Thrasher Street, Norcross, GA 30071, Attention: Corporate Secretary.

Director Nominations

As provided in its charter, our nominating and corporate governance committee is responsible for evaluating and recommending candidates for the board of directors, including incumbent directors whose terms are expiring and potential new directors. The committee utilizes a variety of methods for identifying and evaluating nominees for director. The committee periodically assesses the appropriate size of the board, and whether any vacancies on the board are expected due to retirement or otherwise. If no vacancies are anticipated, the committee considers the current qualifications of incumbent directors whose terms are expiring. If vacancies arise or the committee anticipates vacancies, the committee considers various potential candidates for director. Candidates may come to the attention of the committee through current board members, professional search firms the committee may seek to engage or other persons. Under our bylaws, Mr. Hyatt Brown will be required to retire from the board at the time of the 2010 annual meeting. Other than Mr. Brown's future retirement, our board of directors does not currently expect any additional board vacancies to arise due to retirement or otherwise. Three of the nominees that the board has recommended for election by the shareholders, as described above under the heading ***"Election of Directors — Recommendation of the Board of Directors"***, are incumbent directors whose terms are expiring. Mr. Chapman, who the board has recommended for election by the shareholders, as described above under the heading ***"Election of Directors — Recommendation of the Board of Directors"***, is an incumbent director who was elected by the board on November 20, 2007 to fill a vacancy on the board that resulted when the board increased the number of directors from 11 to 12 members. Ms. Whyte, the other nominee that the board has recommended for election by the shareholders, as described above under the heading ***"Election of Directors — Recommendation of the Board of Directors"***, is an incumbent director who was elected by the board of directors on November 2, 2007 to fill the vacancy caused by James W. Johnson's retirement from the board of directors. The board of directors has recommended that the shareholders vote at the annual meeting to elect Ms. Whyte to a term expiring at the annual meeting in 2009.

The nominating and corporate governance committee will also consider and evaluate candidates properly submitted for nomination by shareholders in accordance with the procedures set forth in our bylaws, which are described below under the heading ***"Additional Information — Shareholder Nominations for Election of Directors."*** Following verification of the shareholder status of persons proposing candidates, the committee will aggregate and consider qualifying nominations. If a shareholder provides materials in connection with the nomination of a director candidate, our Corporate Secretary will forward the materials to the nominating and corporate governance committee. Based on its evaluation of any director candidates nominated by shareholders, the nominating and corporate governance committee will determine whether to include the candidate in its recommended slate of director nominees.

When the nominating and corporate governance committee reviews a potential new candidate, consistent with our Corporate Governance Guidelines, the committee will apply the criteria it considers appropriate. The committee generally considers the candidate's qualifications in light of the needs of the board and our company at that time given the current mix of director attributes. Our Corporate Governance Guidelines contain specific criteria for board and board committee membership. In accordance with our Corporate Governance Guidelines, the board of directors will strive to select as candidates for board membership a mix of individuals who represent diverse experience at policy-making levels in business, government, education and technology, and in areas that are relevant to our company's activities as well as other characteristics that will contribute to the overall ability of the board to perform its duties and meet changing conditions. Our Corporate Governance Guidelines also provide that each director must meet the following criteria:

- Be free of conflicts of interest and other legal and ethical issues that would interfere with the proper performance of the responsibilities of a director (recognizing that some directors may also be executive officers of our company).

- Be committed to discharging the duties of a director in accordance with the Corporate Governance Guidelines and applicable law.

- Be willing and able to devote sufficient time and energy to carrying out his or her duties effectively and be committed to serve on the board for an extended period of time.

- Have sufficient experience to enable the director to meaningfully participate in deliberations of the board and one or more of its committees and to otherwise fulfill his or her duties.

Our bylaws also provide that directors must retire when they reach the age of 72, although they may continue to serve until the next annual or special meeting of shareholders at which directors are to be elected. The Corporate Governance Guidelines also provide that any director who has a significant change in his or her full time job responsibilities must give prompt written notice to the board of directors, specifying the details, and must submit to the board of directors a letter of resignation from the board of directors and from each committee of the board of directors on which the director serves. Submission of a letter of resignation provides the board of directors the opportunity to review the continued appropriateness of the director's membership on the board of directors and committees of the board of directors under the circumstances. The board of directors may reject or accept the letter of resignation as it deems to be appropriate.

The nominating and corporate governance committee also considers the candidate's independence, as defined in the Corporate Governance Guidelines and in the corporate governance standards of the NYSE, as described above under the heading ***"Election of Directors — Corporate Governance — Director Independence."*** The committee expects a high level of commitment from our directors and considers a candidate's service on other boards and board committees to ensure that the candidate has sufficient time to effectively serve our company. Different requirements apply with respect to submitting shareholder proposals for inclusion in the proxy statement and with respect to other proposals to be considered at an annual meeting of our shareholders, as described under the heading ***"Additional Information — Shareholder Proposals."***

Meetings of the Board of Directors

Our board of directors held seven meetings during fiscal 2007. Each director attended at least 75% of all meetings of the board and committees combined on which they served in fiscal 2007.

Committees of the Board of Directors

The board of directors has an executive committee, an audit committee, a compensation committee, and a nominating and corporate governance committee.

Executive Committee. Messrs. Brown, Hopkins, Rubright and Spiegel are members of the executive committee. Mr. Brown is chairman of the committee.

The executive committee is authorized to exercise the authority of the full board in managing the business and affairs of our company. However, the executive committee does not have the power to do any of the following: (1) approve or propose to shareholders action that Georgia law requires to be approved by shareholders; (2) fill vacancies on the board or any of its committees; (3) amend our charter; (4) adopt, amend or repeal our bylaws; or (5) approve a plan of merger not requiring shareholder approval.

The executive committee held one meeting during fiscal 2007.

Audit Committee. Dr. Anderson and Messrs. Robert Currey, Spiegel and Young are members of the audit committee. Mr. Spiegel is chairman of the committee.

The board of directors has determined that Mr. Spiegel is an "audit committee financial expert" as that term is defined in Item 407(d)(5) of Regulation S-K under the Securities Act of 1933, as amended (which we refer to as the **"Securities Act"**), and the Exchange Act. The board of directors has also determined that all members of the committee are independent. See ***"Election of Directors — Corporate Governance — Director Independence"*** above.

The board of directors established the audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act to assist the board of directors in fulfilling its responsibilities with respect to the oversight of the following: (1) the integrity of our financial statements; (2) our system of internal control over financial reporting; (3) the performance of our internal audit function; (4) the independence, qualifications and performance of our independent auditor; and (5) our system of compliance with legal and regulatory requirements. The principal duties and responsibilities of the audit committee are set forth in its charter, which was adopted by the board of directors. The audit committee may exercise additional authority prescribed from time to time by the board of directors.

The audit committee held six meetings during fiscal 2007, including meetings to review and discuss with the independent auditor and management our quarterly earnings releases as well as the financial statements and the disclosure under the heading *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* included in our quarterly reports on Form 10-Q and in our annual report on Form 10-K.

Compensation Committee. Messrs. Felker, Gellerstedt and Spiegel are members of the compensation committee. The board of directors has determined that all members of the committee are independent. See ***"Election of Directors — Corporate Governance — Director Independence"*** above. Mr. Gellerstedt is chairman of the committee.

The purpose of the compensation committee is to assist the board of directors in fulfilling its responsibilities with respect to compensation of our executives and non-employee directors. The compensation committee is responsible for the following: (1) establishing salaries, bonuses and other compensation for our CEO and our other senior executives (14 senior executives in fiscal 2007, which include our 7 executive officers); and (2) administering our equity incentive plans, our employee stock purchase plan, our SERP (as defined below), our Supplemental Plan (as defined below), our annual executive bonus program and our 2005 Incentive Plan (as defined below).

The committee's principal duties and responsibilities are to do the following:

- except to the extent that the committee elects to seek the approval of the board of directors,
  - review and approve corporate goals and objectives relating to compensation of our CEO;
  - evaluate the CEO's performance in light of any of these goals and objectives; and
  - determine and approve the CEO's compensation level based on any such evaluation;
- except to the extent that the committee delegates the responsibility to the CEO or elects to seek the approval of the board of directors,
  - review and approve goals, objectives and recommendations relating to the compensation of senior executives (other than the CEO) submitted to the committee by the CEO; and
  - approve the compensation for senior executives (other than the CEO);
- adopt, amend and administer our equity plans, cash-based long-term incentive compensation plans and non-qualified deferred compensation plans, except as otherwise provided in those plans;
- make recommendations to the board of directors with respect to compensation of our non-employee directors; and
- prepare the report from the committee required by applicable law to be included in our annual proxy statement.

We describe the processes and procedures we use to consider and determine executive compensation, including the scope of authority of the compensation committee, the role of our CEO in determining or recommending executive compensation and the role of our compensation consultant, in this proxy statement in the section below titled ***"Executive Compensation — Compensation Discussion and Analysis."***

The compensation committee held three meetings during fiscal 2007.

Compensation Committee Interlocks and Insider Participation

Messrs. Felker, Gellerstedt, and Spiegel comprised the entire compensation committee during all of fiscal 2007. None of the compensation committee is or has been an officer or employee of Rock-Tenn or had any relationship that is required to be disclosed as a transaction with a related party.

Nominating and Corporate Governance Committee. Dr. Anderson and Messrs. Brown and Hopkins are members of the nominating and corporate governance committee, and Mr. Johnson was a member of the nominating and corporate governance committee until his resignation on October 10, 2007. Mr. Hopkins is chairman of the committee. The board of directors has determined that all members of the committee are independent, as was Mr. Johnson. See ***"Election of Directors — Corporate Governance — Director Independence"*** above.

The purpose of the nominating and corporate governance committee is to serve as the primary resource for the board of directors in fulfilling its corporate governance responsibilities including, without limitation, with respect to identifying and recommending qualified candidates for our board of directors and its committees; overseeing the evaluation of the effectiveness of the board of directors and its committees; and developing and recommending corporate governance guidelines. The committee's principal duties and responsibilities are to do the following:

- develop and recommend corporate governance guidelines and any changes to the Corporate Governance Guidelines;
- review and make recommendations regarding corporate governance proposals by shareholders;
- lead the search for potential director candidates;
- evaluate and recommend candidates for our board of directors, including incumbent directors whose terms are expiring and potential new directors;
- assist in the process of attracting qualified director nominees;
- evaluate and recommend changes to the size, composition and structure of the board of directors and its committees;
- evaluate and recommend changes to the membership criteria for the board of directors and its committees;
- develop and recommend to the board of directors and, when approved by the board of directors, oversee an annual self-evaluation process for the board of directors and its committees in accordance with the Corporate Governance Guidelines and recommend to the board of directors any changes to the process that the committee considers appropriate;
- consult with the compensation committee regarding non-employee director compensation, as requested, in accordance with the Corporate Governance Guidelines; and
- recommend orientation and education procedures for directors as the committee considers appropriate.

The nominating and corporate governance committee will also consider and evaluate candidates properly submitted for nomination by shareholders in accordance with the procedures set forth in our bylaws, which are described below under the heading ***"Additional Information — Shareholder Nominations for Election of Directors."*** See also ***"Election of Directors — Director Nominations"*** above.

The nominating and corporate governance committee held three meetings during fiscal 2007.

Copies of Committee Charters. We have posted on our Internet website at *www.rocktenn.com* copies of the charters of each of the audit committee, the compensation committee and the nominating and corporate governance committee. Copies of these charters are also available, without charge, at the written request of any shareholder of record. Requests for copies should be mailed to: Rock-Tenn Company, 504 Thrasher Street, Norcross, GA 30071, Attention: Corporate Secretary.

Compensation of Directors

The following table provides information concerning the compensation of the directors who are not named executive officers for fiscal 2007. Except as noted below, all of our non-employee directors are paid at the same rate. The differences among directors in the table below are a function of additional compensation for chairing a committee, varying numbers of meetings attended and corresponding payments of meeting fees, and Mr. Russell Currey's employment with us. In accordance with SEC regulations, grants of restricted stock and stock options are valued at the grant date fair value computed in accordance with Statement of Financial Accounting Standards No. 123 (Revised) (**"SFAS 123(R)"**). The SFAS 123(R) fair value per share of grants of restricted stock with a market condition and service condition in fiscal 2007 was valued using a Monte Carlo simulation. The SFAS 123(R) fair value per share of grants of restricted stock that contained a market condition and service condition in fiscal 2006 was valued using a binomial model. For all other grants of restricted stock, the SFAS 123(R) fair value per share is equal to the closing price of our Common Stock on the date of grant (i.e., $32.91 on January 26, 2007). We disclose such expense ratably over the vesting period but without reduction for assumed forfeitures (as we do for financial reporting purposes). For stock options, the fair value per share was valued using a Black-Scholes option pricing model. We include in the table below the ratable portion of grants made both in the current and in prior years to the extent the vesting period for these grants fell in such a year.

For fiscal 2007, directors who are not employees of our company received $32,500 plus $2,000 for each board and committee meeting attended in person and $1,000 for each meeting attended via conference call. Each director who chairs a committee and is not an employee of our company received an additional $5,000. In addition, each non-employee director received, on January 26, 2007, pursuant to our Incentive Stock Plan (as defined below), a grant of 2,000 shares of our Common Stock that will vest on January 26, 2008.

Director Compensation Table for Fiscal 2007

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Stephen G. Anderson	$56,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$115,421
J. Hyatt Brown	$55,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$114,421
Robert B. Currey	$52,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$111,421
Russell M. Currey	$ 0	$140,517	$16,741	$242,950	$7,049	$264,341	$671,598
G. Stephen Felker	$47,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$106,421
L.L. Gellerstedt, III	$53,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$112,421
John D. Hopkins	$55,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$114,421
James W. Johnson	$49,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$108,421
John W. Spiegel	$62,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$121,421
James E. Young	$53,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$112,421

(1) Non-employee directors received stock awards and option awards on January 26, 2007, and, as an employee, Mr. Russell Currey received stock awards and option awards on May 10, 2007. Amounts are based on the closing market price of our Common Stock of $32.91 (January 26, 2007) and $35.95 (May 10, 2007), as applicable. We report in this column the ratable portion of the value of grants made in fiscal 2007 and prior years calculated in accordance with SFAS 123(R), to the extent the vesting period fell in fiscal 2007. Please refer to footnote 15 to our financial statements in our annual report on Form 10-K for the fiscal year ended September 30, 2007 for a discussion of the assumptions related to the calculation of such value.

- 80,000 shares issuable upon exercise of stock options beneficially owned by Mr. Voorhees;
- 46,583 shares of restricted stock granted to Mr. Voorhees; and
- 2,000 shares beneficially owned by Mr. Voorhees as custodian for two investment accounts for the benefit of his children.

(6) Share balance includes 38,933 shares of restricted stock granted to Mr. Einstein.

(7) Share balance includes:

- 16,667 shares issuable upon exercise of stock options beneficially owned by Mr. Kiepura; and
- 41,250 shares of restricted stock granted to Mr. Kiepura.

(8) Share balance includes:

- 14,000 shares issuable upon exercise of stock options beneficially owned by Dr. Anderson;
- 2,000 shares of restricted stock beneficially owned by Dr. Anderson which will vest on January 26, 2008;
- 188,896 shares deemed beneficially owned by Dr. Anderson as trustee of a trust for which he is the trustee, grantor and beneficiary; and
- 242,196 shares deemed beneficially owned by Dr. Anderson's spouse as trustee for a trust for which she is the trustee, grantor and beneficiary.

(9) Share balance includes:

- 14,000 shares issuable upon exercise of stock options beneficially owned by Mr. Brown;
- 2,000 shares of restricted stock beneficially owned by Mr. Brown which will vest on January 26, 2008; and
- 880,000 shares beneficially owned by J. Hyatt and Cynthia R. Brown.

(10) Share balance includes:

- 14,000 shares issuable upon exercise of stock options beneficially owned by Mr. Robert Currey;
- 2,000 shares of restricted stock beneficially owned by Mr. Currey which will vest on January 26, 2008; and
- 142,363 shares held in joint tenancy with Mr. Robert Currey's spouse.

(11) Share balance includes:

- 117,000 shares issuable upon exercise of stock options beneficially owned by Mr. Russell Currey;
- 18,800 shares of restricted stock granted to Mr. Russell Currey;
- 300,308 shares deemed beneficially owned by Mr. Russell Currey as trustee of a trust for the benefit of his mother;
- 2,468 shares held by Mr. Russell Currey's spouse; and
- 359,928 shares owned by Mr. Brad Currey for which Mr. Russell Currey is the proxy agent.

(12) Share balance includes:

- 14,000 shares issuable upon exercise of stock options beneficially owned by Mr. Felker; and
- 2,000 shares of restricted stock beneficially owned by Mr. Felker which will vest on January 26, 2008.

(13) Share balance includes:

- 14,000 shares issuable upon exercise of stock options beneficially owned by Mr. Gellerstedt;
- 2,000 shares of restricted stock beneficially owned by Mr. Gellerstedt which will vest on January 26, 2008; and
- 73 shares held by Mr. Gellerstedt's daughter.

(14) Share balance includes:

- 14,000 shares issuable upon exercise of stock options beneficially owned by Mr. Hopkins;

Compensation of Directors

The following table provides information concerning the compensation of the directors who are not named executive officers for fiscal 2007. Except as noted below, all of our non-employee directors are paid at the same rate. The differences among directors in the table below are a function of additional compensation for chairing a committee, varying numbers of meetings attended and corresponding payments of meeting fees, and Mr. Russell Currey's employment with us. In accordance with SEC regulations, grants of restricted stock and stock options are valued at the grant date fair value computed in accordance with Statement of Financial Accounting Standards No. 123 (Revised) (**"SFAS 123(R)"**). The SFAS 123(R) fair value per share of grants of restricted stock with a market condition and service condition in fiscal 2007 was valued using a Monte Carlo simulation. The SFAS 123(R) fair value per share of grants of restricted stock that contained a market condition and service condition in fiscal 2006 was valued using a binomial model. For all other grants of restricted stock, the SFAS 123(R) fair value per share is equal to the closing price of our Common Stock on the date of grant (i.e., $32.91 on January 26, 2007). We disclose such expense ratably over the vesting period but without reduction for assumed forfeitures (as we do for financial reporting purposes). For stock options, the fair value per share was valued using a Black-Scholes option pricing model. We include in the table below the ratable portion of grants made both in the current and in prior years to the extent the vesting period for these grants fell in such a year.

For fiscal 2007, directors who are not employees of our company received $32,500 plus $2,000 for each board and committee meeting attended in person and $1,000 for each meeting attended via conference call. Each director who chairs a committee and is not an employee of our company received an additional $5,000. In addition, each non-employee director received, on January 26, 2007, pursuant to our Incentive Stock Plan (as defined below), a grant of 2,000 shares of our Common Stock that will vest on January 26, 2008.

Director Compensation Table for Fiscal 2007

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Stephen G. Anderson	$56,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$115,421
J. Hyatt Brown	$55,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$114,421
Robert B. Currey	$52,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$111,421
Russell M. Currey	$ 0	$140,517	$16,741	$242,950	$7,049	$264,341	$671,598
G. Stephen Felker	$47,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$106,421
L.L. Gellerstedt, III	$53,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$112,421
John D. Hopkins	$55,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$114,421
James W. Johnson	$49,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$108,421
John W. Spiegel	$62,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$121,421
James E. Young	$53,500	$ 53,661	$ 4,480	$ 0	$ 0	$ 780	$112,421

(1) Non-employee directors received stock awards and option awards on January 26, 2007, and, as an employee, Mr. Russell Currey received stock awards and option awards on May 10, 2007. Amounts are based on the closing market price of our Common Stock of $32.91 (January 26, 2007) and $35.95 (May 10, 2007), as applicable. We report in this column the ratable portion of the value of grants made in fiscal 2007 and prior years calculated in accordance with SFAS 123(R), to the extent the vesting period fell in fiscal 2007. Please refer to footnote 15 to our financial statements in our annual report on Form 10-K for the fiscal year ended September 30, 2007 for a discussion of the assumptions related to the calculation of such value.

(2) As of November 30, 2007, the aggregate number of unvested restricted stock awards held by each director other than Mr. Rubright was as follows: Dr. Anderson, 2,000 shares; Mr. Brown, 2,000 shares; Mr. Robert Currey, 2,000 shares; Mr. Russell Currey, 20,900; Mr. Felker, 2,000 shares; Mr. Gellerstedt, 2,000 shares; Mr. Hopkins, 2,000 shares; Mr. Spiegel, 2,000 shares; and Mr. Young, 2,000 shares. Mr. Johnson resigned as director on October 10, 2007.

(3) As of November 30, 2007, the aggregate number of unexercised stock options (vested and unvested) held by each director other than Mr. Rubright was as follows: Dr. Anderson, 14,000; Mr. Brown, 14,000; Mr. Robert Currey, 14,000; Mr. Russell Currey, 122,400; Mr. Felker, 14,000; Mr. Gellerstedt, 14,000; Mr. Hopkins, 14,000; Mr. Spiegel, 14,000; and Mr. Young, 8,000. Mr. Johnson resigned as director on October 10, 2007.

(4) With respect to Mr. Russell Currey, who is also one of our employees, this amount includes $159,600 earned by Mr. Russell Currey in fiscal 2007 but paid in fiscal 2008 under our annual executive bonus program, and $83,350 earned by Mr. Russell Currey under our 2005 Incentive Plan that vested on September 30, 2007.

(5) This column shows the increase from September 30, 2006 to September 30, 2007 in the actuarial present value of accumulated benefits for Mr. Russell Currey under the Pension Plan (as defined below) and SERP (as defined below). It does not include any above-market or preferential earnings on deferred compensation, as we do not provide above-market or preferential interest on the deferred compensation of our employees. The amount set forth in this column was calculated using the assumptions from the corresponding end-of-year disclosures. Accrued benefits payable at age 65 were determined as of the end of each fiscal year using compensation data through September 30 and include the current year's bonus paid after the fiscal year end. The accrued benefits were discounted back to the disclosure date with the discount rate only. Mr. Russell Currey is assumed to work until 65 and then retire. The discount rates used as of September 30, 2006 and September 30, 2007 were 5.875% and 6.25%, respectively. The lump sum rate (SERP only) used as of September 30, 2006 and September 30, 2007 were 4.64% and 4.59%, respectively. The lump sum mortality table (SERP only) used as of September 30, 2006 and September 30, 2007 was the applicable table under Revenue Ruling 2001-62 (GAR 94). The post retirement mortality (qualified pension plan only) table used as of September 30, 2006 and September 30, 2007 was RP2000 with 60% Blue Collar and 40% White Collar adjustment for males and females.

(6) No non-employee director received perquisites or personal benefits in excess of $10,000. Pursuant to SEC regulations, we report our perquisites only when our aggregate incremental cost of providing them to any individual exceeds $10,000. This column includes dividends on unvested restricted stock paid to each non-employee director during fiscal 2007 in the amount of $780 each. With respect to Mr. Russell Currey, this column includes the following amounts earned by Mr. Russell Currey in fiscal 2007 in connection with his employment with our company: salary, $235,625; club membership, $5,399; insurance premiums, $1,811; company contributions to the Supplemental Plan and 401(k) Plan (as defined below), $11,557; dividends paid on unvested restricted stock, $9,949. Contributions to the Supplemental Plan are shown based on compensation earned during fiscal 2007, although some payments were not made until fiscal 2008.

COMMON STOCK OWNERSHIP BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS

The table below shows, as of November 30, 2007, how many shares of our Common Stock each of the following beneficially owned: our directors, named executive officers (as defined below under ***"Executive Compensation — Compensation Discussion and Analysis — Introduction"***), owners of 5% or more of our Common Stock and our directors and executive officers as a group. Under the rules of the SEC, a person "beneficially owns" securities if that person has or shares the power to vote or dispose of the securities. The person also "beneficially owns" securities that the person has the right to purchase within 60 days. Under these rules, more than one person may be deemed to beneficially own the same securities, and a person may be deemed to beneficially own securities in which he or she has no financial interest. Except as shown in the footnotes to the table, the shareholders named below have the sole power to vote or dispose of the shares shown as beneficially owned by them.

	Beneficial Ownership of Class A Common Stock	
Directors and Named Executive Officers	**Number of Shares(1)**	**Percent of Class(2)**
James A. Rubright(3)	678,712	1.77%
David E. Dreibelbis(4)	122,267	*
Steven C. Voorhees(5)	234,548	*
James L. Einstein(6)	88,508	*
Michael E. Kiepura(7)	67,676	*
Stephen G. Anderson(8)	447,092	1.18%
J. Hyatt Brown(9)	899,000	2.37%
Robert M. Chapman	0	*
Robert B. Currey(10)	161,983	*
Russell M. Currey(11)	946,712	2.48%
G. Stephen Felker(12)	29,000	*
L. L. Gellerstedt, III(13)	21,000	*
John D. Hopkins(14)	83,464	*
John W. Spiegel(15)	37,402	*
Bettina M. Whyte	0	*
James E. Young(16)	13,000	*
All directors and executive officers as a group(18 persons)(17)	3,937,024	10.17%
Shareholders		
Dimensional Fund Advisors Inc.(18)	3,097,125	8.18%

* Less than 1%.

(1) These shares include certain restricted stock awards that were granted to our executive officers on May 15, 2003, May 9, 2005, May 8, 2006 and May 10, 2007, some of which had not vested as of November 30, 2007. These persons have the power to vote and receive dividends on these shares, but do not have the power to dispose of, or to direct the disposition of, the shares until the shares are vested pursuant to the terms of the restricted stock grants.

(2) Based on an aggregate of shares of Common Stock issued and outstanding as of November 30, 2007 plus, for each individual, the number of shares of Common Stock issuable upon exercise of outstanding stock options that are or will become exercisable prior to January 29, 2008.

(3) Share balance includes:

- 370,000 shares issuable upon exercise of stock options beneficially owned by Mr. Rubright; and
- 175,833 shares of restricted stock granted to Mr. Rubright.

(4) Share balance includes 46,583 shares of restricted stock granted to Mr. Dreibelbis.

(5) Share balance includes:

- 80,000 shares issuable upon exercise of stock options beneficially owned by Mr. Voorhees;
- 46,583 shares of restricted stock granted to Mr. Voorhees; and
- 2,000 shares beneficially owned by Mr. Voorhees as custodian for two investment accounts for the benefit of his children.

(6) Share balance includes 38,933 shares of restricted stock granted to Mr. Einstein.

(7) Share balance includes:

- 16,667 shares issuable upon exercise of stock options beneficially owned by Mr. Kiepura; and
- 41,250 shares of restricted stock granted to Mr. Kiepura.

(8) Share balance includes:

- 14,000 shares issuable upon exercise of stock options beneficially owned by Dr. Anderson;
- 2,000 shares of restricted stock beneficially owned by Dr. Anderson which will vest on January 26, 2008;
- 188,896 shares deemed beneficially owned by Dr. Anderson as trustee of a trust for which he is the trustee, grantor and beneficiary; and
- 242,196 shares deemed beneficially owned by Dr. Anderson's spouse as trustee for a trust for which she is the trustee, grantor and beneficiary.

(9) Share balance includes:

- 14,000 shares issuable upon exercise of stock options beneficially owned by Mr. Brown;
- 2,000 shares of restricted stock beneficially owned by Mr. Brown which will vest on January 26, 2008; and
- 880,000 shares beneficially owned by J. Hyatt and Cynthia R. Brown.

(10) Share balance includes:

- 14,000 shares issuable upon exercise of stock options beneficially owned by Mr. Robert Currey;
- 2,000 shares of restricted stock beneficially owned by Mr. Currey which will vest on January 26, 2008; and
- 142,363 shares held in joint tenancy with Mr. Robert Currey's spouse.

(11) Share balance includes:

- 117,000 shares issuable upon exercise of stock options beneficially owned by Mr. Russell Currey;
- 18,800 shares of restricted stock granted to Mr. Russell Currey;
- 300,308 shares deemed beneficially owned by Mr. Russell Currey as trustee of a trust for the benefit of his mother;
- 2,468 shares held by Mr. Russell Currey's spouse; and
- 359,928 shares owned by Mr. Brad Currey for which Mr. Russell Currey is the proxy agent.

(12) Share balance includes:

- 14,000 shares issuable upon exercise of stock options beneficially owned by Mr. Felker; and
- 2,000 shares of restricted stock beneficially owned by Mr. Felker which will vest on January 26, 2008.

(13) Share balance includes:

- 14,000 shares issuable upon exercise of stock options beneficially owned by Mr. Gellerstedt;
- 2,000 shares of restricted stock beneficially owned by Mr. Gellerstedt which will vest on January 26, 2008; and
- 73 shares held by Mr. Gellerstedt's daughter.

(14) Share balance includes:

- 14,000 shares issuable upon exercise of stock options beneficially owned by Mr. Hopkins;

- 2,000 shares of restricted stock beneficially owned by Mr. Hopkins which will vest on January 26, 2008;
- 100 shares held by Mr. Hopkins' spouse; and
- 3,000 shares deemed beneficially owned by Mr. Hopkins as trustee of a trust for which he is the trustee, grantor and beneficiary.

(15) Share balance includes:

- 14,000 shares issuable upon exercise of stock options beneficially owned by Mr. Spiegel; and
- 2,000 shares of restricted stock beneficially owned by Mr. Spiegel which will vest on January 26, 2008.

(16) Share balance includes:

- 8,000 shares issuable upon exercise of stock options beneficially owned by Mr. Young; and
- 2,000 shares of restricted stock beneficially owned by Mr. Young which will vest on January 26, 2008.

(17) Share balance includes:

- 719,267 shares issuable upon exercise of stock options beneficially owned by our directors and executive officers;
- 410,748 shares of restricted stock beneficially owned by our directors and executive officers; and
- 16,000 shares of restricted stock which will vest on January 26, 2008.

(18) According to its Schedule 13G filed with the SEC on February 9, 2007, Dimensional Fund Advisors Inc., 1299 Ocean Avenue, 11th Floor, Santa Monica, California, 90401, serves as an investment advisor with sole dispositive power and sole voting power for all these shares. For purposes of the Exchange Act, Dimensional Fund Advisors, Inc. is deemed to be the beneficial owner of these securities; however, Dimensional Fund Advisors Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities.

EXECUTIVE OFFICERS

Identification of Executive Officers

The executive officers of our company are as follows as of November 30, 2007:

Name	Age	Position Held
James A. Rubright	61	Chairman of the Board and Chief Executive Officer
David E. Dreibelbis	55	Executive Vice President; General Manager Paperboard Division
James L. Einstein	62	Executive Vice President; General Manager Alliance Division
Michael E. Kiepura	51	Executive Vice President; General Manager Folding Carton Division
Steven C. Voorhees	53	Executive Vice President and Chief Financial Officer
Robert B. McIntosh	50	Senior Vice President, General Counsel and Secretary
A. Stephen Meadows	57	Chief Accounting Officer

James A. Rubright has served as our CEO since October 1999 and chairman of the board since January 2000. Mr. Rubright is also a director of AGL Resources Inc., an energy company, Oxford Industries, Inc., a manufacturer and seller of branded and private label apparel, and Avondale Incorporated, a former textile manufacturer.

David E. Dreibelbis has served as executive vice president and general manager of our paperboard division since November 2000. From September 1992 to October 2000, Mr. Dreibelbis was the executive vice president and general manager of our mill group. Mr. Dreibelbis joined our company in April 1979.

James L. Einstein has served as executive vice president and general manager of our Alliance division since November 2000. From January 1995 until October 2000, Mr. Einstein served as vice president and general manager of our display operations.

Michael E. Kiepura has served as executive vice president of our folding carton division since June 2005. From August 2001 to June 2005, Mr. Kiepura was the senior vice president of sales in the folding carton division. From November 1999 to July 2001, Mr. Kiepura was senior vice president, eastern region, folding carton division.

Steven C. Voorhees has served as our executive vice president and chief financial officer since September 2000.

Robert B. McIntosh has served as our senior vice president, general counsel and secretary since August 2000.

A. Stephen Meadows joined our company in July 2006 and was elected as our chief accounting officer in November 2006. From March 2005 to March 2006, Mr. Meadows was chief accounting officer of Drummond Company, Inc., which is principally engaged in the business of mining, purchasing, processing and selling of coal and coal derivatives. From May 2002 to January 2005, Mr. Meadows was vice president finance and risk management at Progress Energy, a diversified energy company.

All of our executive officers are elected annually by and serve at the discretion of either the board of directors or the chairman of the board.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In this section, we discuss our compensation program as it pertains to our chief executive officer, our chief financial officer, and our three other most highly-compensated executive officers in fiscal 2007. We refer to these five persons throughout as the **"named executive officers"** or our **"NEOs"**. Our discussion focuses on compensation and practices relating to our most recently completed fiscal year.

Executive Compensation Philosophy

Our executive compensation philosophy is based on the belief that the compensation of our employees, including our named executive officers, should be set at levels that allow us to attract and retain employees who are committed to achieving high performance and who demonstrate the ability to do so. We seek to provide an executive compensation package that is driven by our overall financial performance, increased shareholder value, the success of areas of our business directly impacted by the executive's performance, and the performance of the individual executive. The main principles of this strategy include the following:

- compensation decisions are based generally on a pay-for-performance model; therefore, a substantial portion of total direct compensation should consist of variable pay;
- long-term incentives (**"LTI"**) should be used in addition to short-term incentives (**"STI"**) to encourage a focus on long-term decision making;
- equity compensation should be used in addition to cash compensation;
- compensation should reflect an employee's level of responsibility and contribution, and the greater the responsibility, the greater the share of an employee's compensation that should be at risk to performance, long-term rather than short-term, and equity based rather than cash based; and
- overall compensation must be competitive in the marketplace in order to attract superior executives.

The following table shows the use of these principles in the weighting of the target total direct compensation elements used in fiscal 2007:

Mr. Rubright (Chairman and CEO)(1)		NEOs (Other than CEO)(1)	
Base Salary	20%	Base Salary	28%
Target Bonus	20%	Target Bonus	20%
Target LTI	60%	Target LTI	52%
Target Variable	80%	Target Variable	72%
LTI vs. STI	74%/26%	LTI vs. STI	72%/28%
Equity vs. Cash	60%/40%	Equity vs. Cash	52%/48%

(1) Amounts exclude bonus opportunity under the 2005 Shareholder Value Creation Incentive Plan. See *"**2005 Incentive Plan**"* below.

Objectives of Our Executive Compensation Program

The objectives of our executive compensation program are to attract and retain high quality executives capable of and committed to achieving superior performance; enhance each individual executive's performance; align incentives with the areas of our business most directly impacted by the executive's leadership and performance; improve the overall performance of our company; increase shareholder value by creating a mutuality of interest between the executive officers and shareholders through equity compensation structures that promote the sharing of the rewards and risks of strategic decision-making; and enhance the financial effectiveness of the program by taking into consideration the accounting treatment, deductibility and taxation of compensation decisions.

Administration of Our Executive Compensation Program

Our executive compensation program is administered by the compensation committee of our board of directors. As reflected in its charter, the compensation committee approves executive compensation-related corporate and individual goals and objectives, determines the compensation of our CEO and our other 14 senior executives, and evaluates our CEO's performance relative to established goals and objectives.

Over the course of each year, the compensation committee reviews the relationship between our executive compensation program and the achievement of business objectives, as well as the competitiveness of the program.

The compensation committee has retained Mercer Human Resources Consulting, a compensation consulting firm, to provide objective analysis, advice and information to the compensation committee, including competitive market data and compensation recommendations related to our CEO and our 14 other senior executives. Mercer reports to the chairman of the compensation committee and has direct access to the other members of the compensation committee. Mercer attends committee meetings and also meets with the compensation committee in person in executive sessions without management present. The decisions made by the compensation committee are the responsibility of the committee and may reflect factors and considerations other than the information and recommendations provided by Mercer. Mercer does not provide any other services to us.

The compensation committee considers input from the CEO in making determinations regarding our overall executive compensation program and the individual compensation of the senior executives other than the CEO. As part of the annual planning process, the CEO develops targets for our annual bonus program and presents them to the compensation committee for consideration. Based on performance appraisals and information regarding competitive market practices provided by Mercer, the CEO recommends base salary adjustments, annual bonus opportunities, and long-term incentives levels for our senior executives other than our CEO. Each year, the CEO presents to the compensation committee and the non-management directors his evaluation of each senior executive's contribution and performance over the past year, strengths and development needs and actions, and reviews succession plans for each of the senior executives.

After taking into account input from our CEO and Mercer, the compensation committee determines what changes, if any, should be made to the executive compensation program and sets the level of compensation for each senior executive with respect to each element in the compensation program. In setting these levels, the compensation committee reviews a detailed analysis of each senior executive's annual total direct compensation (base salary, annual bonus opportunity and long-term incentives), including the competitive market data discussed below and the value of benefits under our retirement plans.

Consideration of Competitive Market Data Regarding Executive Compensation

In determining the amount of senior executive compensation each year, the compensation committee reviews competitive market data from a combination of a specific peer group of companies within the paper and packaging industry and various published survey data for similarly sized companies or business units in the "non-durable goods manufacturing" sector. In some cases, these surveys include "all manufacturing" or "general industry" data, when non-durable goods manufacturing categories are not available. For fiscal 2007, the peer group consisted of the following companies:

Bemis Company Inc.
Caraustar Industries Inc.
Cenveo Inc.
Chesapeake Corp.
Graphic Packaging Corporation
Greif Inc.
Packaging Corporation of America
MeadWestvaco Corp.
Pactiv Corp.
Sealed Air Corp.
Smurfit-Stone Container Corporation
Sonoco Products Company
Temple-Inland Inc.

The compensation committee uses this peer group and survey data for benchmarking executive compensation practices and levels of base salary, annual performance bonuses and long-term incentives. The following sets forth the compensation committee's competitive positioning of various components of executive compensation for our named executive officers relative to the competitive market data for executive talent discussed above:

- *Base salary* — Salaries are determined based on the executive's responsibilities, performance, experience, and the compensation committee's judgment regarding competitive requirements and internal equity. We do not target a specific market data percentile for base salaries. Our salaries are individually determined and range broadly among our senior executives from approximately the 25th percentile to the 75th percentile; however, our CEO's salary and the average salary of our other NEOs are below the 50th percentile because we prefer to weight short-term performance based incentives more heavily than salary in setting competitive cash compensation levels.

- *Target total cash compensation (base salary and annual bonus at the target payout level)* — Although the compensation committee does not target a specific market percentile, the target total cash compensation of our CEO and the average of the other NEOs in fiscal 2007 was slightly above the 50th percentile.

- *Maximum total cash compensation (base salary and annual bonus at the maximum payout level)* — Although the compensation committee does not target a specific market percentile, the maximum total cash compensation of our CEO in fiscal 2007 was equal to 84% of the market 75th percentile, and the average maximum total cash compensation of our other NEOs in fiscal 2007 was slightly less than the market 75th percentile.

- *Long-term incentives* — Aggregate LTI values are set by comparing our most recent one and three year financial performance to the performance of the peer group of companies. Our compensation committee makes a judgment regarding our approximate percentile ranking as compared to the peer group and then targets awards having a grant date value that has a market percentile approximately equal to our percentile performance ranking compared to the peer group. The May 2007 LTI awards targeted 62.5 percentile based on our performance compared to the peer group.

The compensation committee attempts to make compensation decisions consistent with the foregoing objectives and competitive considerations, including market levels of compensation it believes are necessary to attract, retain and motivate our senior executives. The compensation committee does not take into account an individual's net worth or the aggregate wealth accumulated or realized by the individual from past compensation grants.

Components of Our Executive Compensation Program

We provide a combination of pay elements and benefits to accomplish our executive compensation objectives, including both short-term and long-term compensation. We believe that long-term incentives are particularly useful in aligning our executives' interests with our shareholders' interests and creating an effective retention measure.

The four primary components of our executive compensation program include:

- base salary;

- annual performance bonus;

- long-term incentives; and

- retirement benefits.

A description of these four components and related programs follows.

Base Salary. Base salary is designed to provide competitive levels of compensation to executives based upon their responsibilities, performance and experience, as well as competitive market data. No specific

formula is applied to determine the weight of each factor. We pay base salaries because they provide a basic level of compensation and are necessary to recruit and retain executives.

At lower executive levels, base salaries represent a larger proportion of total compensation. At more senior executive levels, a greater portion of overall compensation is progressively replaced with larger variable compensation opportunities. The compensation committee has historically followed a policy of using primarily performance bonus awards rather than base salary to reward outstanding performance.

Base salary levels are also important because we generally tie the amount of annual performance bonus and long-term incentive opportunities and a substantial portion of our retirement benefits to a percentage of each executive's base salary.

Annual Performance Bonus. Our annual executive bonus program is designed to motivate senior executives and reward the achievement of specific performance goals. Annual bonus goals are established for each of the executives who participates in the program, including each of our named executive officers.

Annual executive bonus program awards are designed to provide competitive levels of compensation to executives based upon their experience, duties and scope of responsibilities. The amount of an executive's bonus opportunity is influenced by these factors, as well as competitive market data and individual performance. For fiscal 2007, the compensation committee set the competitive benchmarks for target total cash compensation (base salary and target annual bonus) slightly above the 50th percentile of the competitive market data. Awards earned under the annual executive bonus program are contingent upon employment with us through the end of the fiscal year and as otherwise determined by the compensation committee.

The ultimate amount paid to an executive under the annual executive bonus program is a function of the following variables: the executive's overall bonus opportunity, which is based on a percent of the executive's year-end base salary; the goals established by the compensation committee for the executive; for each goal, the attainment of minimum achievement levels (threshold), capped by maximum achievement levels, and the compensation committee's determination of the extent to which the executive's goals were met.

The fiscal 2007 bonus goals of each of our named executive officers are set forth below. The bonus goals of Mr. Rubright were based exclusively on consolidated company measures because his position with us has a substantial impact on the achievement of those measures. The fiscal 2007 bonus goals of Messrs. Dreibelbis, Kiepura and Einstein were based primarily on the measures of the divisions over which they each lead as executive vice president. In the case of Mr. Dreibelbis, one of his goals was based on the operating income of the folding carton division because the success of the folding carton division depends in part on the level of support provided by the paperboard division. In the case of Mr. Kiepura, one of his goals was based on the operating income of the paperboard division because the success of the paperboard division depends in part on the level of support provided by the folding carton division. The fiscal 2007 bonus goals of Mr. Voorhees were based on both consolidated company measures and home office measures because his position with us has a substantial impact on the achievement of each of those measures.

The primary performance goals for each of our NEOs are operating income, customer satisfaction ratings and safety measures, with operating income having the greatest weighting because we believe that maximizing the operating income of each of our divisions and the consolidated company over the long-term will drive shareholder value. Customer satisfaction ratings are an important component of our performance goals because it provides us with an objective measure of how our customers view the quality of our products, the level of our service and the value they receive from conducting business with us. We use CSM Marketing, an independent market research firm, to conduct our annual customer satisfaction surveys (which reports on a scale of 1 — 10, with 10 being the highest rating). Safety has long been an important aspect of our culture. Not so much because a workplace free of accidents will save us money, which it will, but because we do not want any of our employees to get hurt at work. We therefore include safety measures as part of the performance goals for all of our NEOs, other than Mr. Voorhees, who has limited responsibility for manufacturing operations. Our safety performance measures include the number of workers' compensation claims (**"TWCC"**) and the severity of injuries as measured by the number of workdays lost due to injuries (**"LWD"**). In the case of Mr. Voorhees, home office cost savings are an important area of our performance

goals because he has responsibility for a substantial portion of our corporate administrative costs. These cost savings goals include maintaining or increasing prior year savings and reducing current year costs.

For fiscal 2007, the compensation committee established the following bonus goals and performance benchmarks for Mr. Rubright under the annual executive bonus program. He was eligible to earn a cash bonus of up to a maximum of 125% of his year-end base salary to the extent we achieved the following goals at or in excess of the maximum performance benchmark:

		Performance Benchmarks (Dollars in 000's)		
Goal	**Weight**	**Threshold**	**Target**	**Maximum**
Operating Income - Consolidated Company	75%	$135,000	$149,700	$165,000
Customer Satisfaction - Consolidated Company	10%	8.3	8.6	9.0
Safety (TWCC) - Consolidated Company	7.5%	3.3	2.7	2.2
Safety (LWD) - Consolidated Company	7.5%	45	35	25

For fiscal 2007, the compensation committee established the following bonus goals and performance benchmarks for Mr. Dreibelbis under the annual executive bonus program. He was eligible to earn a cash bonus of up to a maximum of 100% of his year-end base salary to the extent we achieved the following goals at or in excess of the maximum performance benchmark:

		Performance Benchmarks (Dollars in 000's)		
Goal	**Weight**	**Threshold**	**Target**	**Maximum**
Operating Income - Consolidated Company	20%	$135,000	$149,700	$165,000
Operating Income - Paperboard Division	50%	$ 75,000	$ 86,000	$ 97,000
Operating Income - Folding Carton Division	10%	$ 37,000	$ 41,200	$ 44,200
Customer Satisfaction - Paperboard Division	10%	8.3	8.6	9.0
Safety (TWCC) - Paperboard Division	5%	4.0	2.75	2.5
Safety (LWD) - Paperboard Division	5%	75	65	50

For fiscal 2007, the compensation committee established the following bonus goals and performance benchmarks for Mr. Voorhees under the annual executive bonus program. He was eligible to earn a cash bonus of up to a maximum of 100% of his year-end base salary to the extent we achieved the following goals at or in excess of the maximum performance benchmark:

		Performance Benchmarks (Dollars in 000's)		
Goal	Weight	Threshold	Target	Maximum
Operating Income - Consolidated Company	50%	$135,000	$149,700	$165,000
Customer Satisfaction - Consolidated Company	10%	8.3	8.6	9.0
Home Office - Maintain/Increase FY06 Savings	10%	$ 10,000	$ 12,000	$ 14,000
Home Office - Reduce and Manage FY07 Costs	30%	$ 6,000	$ 9,000	$ 12,000

For fiscal 2007, the compensation committee established the following bonus goals and performance benchmarks for Mr. Kiepura under the annual executive bonus program. He was eligible to earn a cash bonus of up to a maximum of 100% of his year-end base salary to the extent we achieved the following goals at or in excess of the maximum performance benchmark:

		Performance Benchmarks (Dollars in 000's)		
Goal	Weight	Threshold	Target	Maximum
Operating Income - Consolidated Company	20%	$135,000	$149,700	$165,000
Operating Income - Folding Carton Division	50%	$ 37,000	$ 41,200	$ 44,200
Operating Income - Paperboard Division	10%	$ 75,000	$ 86,000	$ 97,000
Customer Satisfaction - Folding Carton Division	10%	8.2	8.5	8.8
Safety (TWCC) - Folding Carton Division	5%	3.0	2.5	2.0
Safety (LWD) - Folding Carton Division	5%	45	30	20

For fiscal 2007, the compensation committee established the following bonus goals and performance benchmarks for Mr. Einstein under the annual executive bonus program. He was eligible to earn a cash bonus of up to a maximum of 80% of his year-end base salary to the extent we achieved the following goals at or in excess of the maximum performance benchmark:

Goal	Weight	Performance Benchmarks (Dollars in 000's) Threshold	Target	Maximum
Operating Income - Consolidated Company	10%	$135,000	$149,700	$165,000
Operating Income - Alliance Division	70%	$ 20,000	$ 24,000	$ 26,800
Customer Satisfaction - Alliance Division	10%	8.1	8.5	8.8
Safety (TWCC) - Alliance Division	5.0%	2.75	2.0	1.3
Safety (LWD) - Alliance Division	5.0%	15	10	5

The compensation committee sets these performance goals and related performance benchmarks at the beginning of each fiscal year based largely on management's confidential business plan and budget for that fiscal year. The compensation committee sets the required performance benchmark to achieve a maximum payout for a particular performance goal at ambitious levels that can only be attained when applicable results are exceptional and which justify the higher award payments. We would expect an executive to achieve a maximum payout with respect to a particular performance goal one or two years out of 10. Similarly, we would expect an executive to achieve a threshold payout or less with respect to a particular performance goal one or two years out of 10.

Potential bonus payouts under our annual executive bonus program depend on the level at which the performance benchmarks are achieved as set forth in the table below based on a percentage of the executive's year-end base salary. The failure to achieve at least a threshold performance benchmark with respect to a particular bonus goal will result in no payout with respect to that bonus goal. The achievement in excess of the maximum performance benchmark with respect to a particular bonus goal will result in a maximum payout with respect to that bonus goal. The achievement in excess of the threshold performance benchmark with respect to the particular bonus goal, but at a level below the maximum performance benchmark, will result in a payout with respect to the particular bonus goal based on straight-line interpolation. The compensation committee is responsible for assessing actual performance relative to performance benchmarks for each goal and, in doing so, determines the amount of any final bonus payout. For fiscal 2007, the compensation committee determined that the named executive officers achieved overall performance benchmarks resulting in the annual executive bonus payout as a percentage of year-end base salary set forth below in the column entitled "Actual 2007 Executive Bonus Payout."

NEO	Payout Based on Achieving Benchmark at Threshold	Payout Based on Achieving Benchmark at Target	Payout Based on Achieving Benchmark at Maximum	Actual 2007 Executive Bonus Payout
James A. Rubright	75%	100%	125%	119.8%
David E. Dreibelbis	50%	75%	100%	93.1%
Steven C. Voorhees	50%	75%	100%	96.2%
Michael E. Kiepura	50%	75%	100%	95.1%
James L. Einstein	40%	60%	80%	76.0%

During fiscal 2002 through 2006, our CEO received an average bonus payout that is 94.1% of the target level, while during that same period, our named executive officers (other than our CEO) received an average bonus that is 92.1% of target level.

under the 2005 Incentive Plan. The maximum value of the award for our CEO was $2 million. The maximum value of the awards for other named executive officers ranged from $333,300 to $500,000. Other than Mr. Einstein, the awards to our NEOs were based 50% on each of the two performance metrics summarized below included in the 2005 Incentive Plan (which we refer to as the **"Standard Performance Metrics"**).

The value of the grants under the 2005 Incentive Plan, other than Mr. Einstein's, were determined on the basis of the achievement of the following two Standard Performance Metrics: (1) the amount of realized and sustained synergies from the acquisition of the GSPP operations and actions taken to improve the efficiency and effectiveness of the combined operations as measured at the end of fiscal 2007; and (2) the ratio of our consolidated debt as of September 30, 2007 to an annualized EBITDA amount for the period April 1, 2007 to September 30, 2007 calculated in accordance with the rules set forth in the 2005 Incentive Plan. The award to Mr. Einstein incorporated one of the Standard Performance Metrics regarding the ratio of Debt to EBITDA (as defined in the 2005 Incentive Plan) and was also based on performance goals tied to his division's adjusted EBIT for fiscal 2007.

The compensation committee has determined that each of the NEOs have earned a maximum payout under the 2005 Incentive Plan, 50% of which vested on September 30, 2007 and was paid on November 7, 2007, and 50% of which will vest on September 30, 2008 and be payable on October 1, 2008. See ***"Executive Compensation Tables — Summary Compensation Table."***

Retirement Benefits. We also provide certain retirement benefits to our named executive officers. These are discussed in detail below in the section titled ***"Retirement Plans."***

Employment Agreement with James A. Rubright. On February 7, 2006, we entered into an employment agreement with Mr. Rubright concerning his employment as our CEO.

Pursuant to his employment agreement, Mr. Rubright's base pay will continue as in effect as of February 6, 2006, subject to annual review and periodic increases (but not decreases) in accordance with our customary practices for our senior executives. In addition, Mr. Rubright will continue to participate in all bonus, option, stock, insurance and other employee benefit and welfare plans, programs and policies maintained by us and in which Mr. Rubright is eligible by their terms to participate. Mr. Rubright's participation relative to other senior officers as a class will continue to be at a level that is commensurate with his position as CEO and, to the extent that the level of participation is measured by performance criteria, at such level as reflects both Mr. Rubright's position and achievement of the relevant performance criteria.

We may terminate Mr. Rubright's employment at any time, and Mr. Rubright may resign at any time. Mr. Rubright is entitled to certain rights and benefits upon termination if:

- we terminate his employment before his 65th birthday other than for Cause (as defined below) or as a consequence of Mr. Rubright's death or his becoming **"totally disabled"** (within the meaning of our group long term disability benefit);
- Mr. Rubright resigns his employment after the occurrence of one of the following, subject to notice by Mr. Rubright and an ability to cure by us (which we refer to as an **"Adverse Change"**):
  - the assignment to him of any duties or responsibilities that are inconsistent with his position as CEO;
  - our failure to provide Mr. Rubright his base pay or the benefits described above; or
  - a reduction of his retirement program or benefit; or
- Mr. Rubright resigns his employment upon the occurrence of one of the following after a Change in Control (as defined in the employment agreement) (we refer to any such occurrence after a Change in Control or an Adverse Change as a **"Good Reason"**):
  - we or our ultimate surviving parent either reduce(s) Mr. Rubright's salary, retirement program or benefit, or fail(s) to provide to Mr. Rubright a bonus or long-term incentive compensation opportunity that is at least as favorable to Mr. Rubright as the average of the three highest bonus or long-term

For fiscal 2007, the compensation committee established the following bonus goals and performance benchmarks for Mr. Einstein under the annual executive bonus program. He was eligible to earn a cash bonus of up to a maximum of 80% of his year-end base salary to the extent we achieved the following goals at or in excess of the maximum performance benchmark:

Goal	Weight	Performance Benchmarks (Dollars in 000's) Threshold	Target	Maximum
Operating Income - Consolidated Company	10%	$135,000	$149,700	$165,000
Operating Income - Alliance Division	70%	$ 20,000	$ 24,000	$ 26,800
Customer Satisfaction - Alliance Division	10%	8.1	8.5	8.8
Safety (TWCC) - Alliance Division	5.0%	2.75	2.0	1.3
Safety (LWD) - Alliance Division	5.0%	15	10	5

The compensation committee sets these performance goals and related performance benchmarks at the beginning of each fiscal year based largely on management's confidential business plan and budget for that fiscal year. The compensation committee sets the required performance benchmark to achieve a maximum payout for a particular performance goal at ambitious levels that can only be attained when applicable results are exceptional and which justify the higher award payments. We would expect an executive to achieve a maximum payout with respect to a particular performance goal one or two years out of 10. Similarly, we would expect an executive to achieve a threshold payout or less with respect to a particular performance goal one or two years out of 10.

Potential bonus payouts under our annual executive bonus program depend on the level at which the performance benchmarks are achieved as set forth in the table below based on a percentage of the executive's year-end base salary. The failure to achieve at least a threshold performance benchmark with respect to a particular bonus goal will result in no payout with respect to that bonus goal. The achievement in excess of the maximum performance benchmark with respect to a particular bonus goal will result in a maximum payout with respect to that bonus goal. The achievement in excess of the threshold performance benchmark with respect to the particular bonus goal, but at a level below the maximum performance benchmark, will result in a payout with respect to the particular bonus goal based on straight-line interpolation. The compensation committee is responsible for assessing actual performance relative to performance benchmarks for each goal and, in doing so, determines the amount of any final bonus payout. For fiscal 2007, the compensation committee determined that the named executive officers achieved overall performance benchmarks resulting in the annual executive bonus payout as a percentage of year-end base salary set forth below in the column entitled "Actual 2007 Executive Bonus Payout."

NEO	Payout Based on Achieving Benchmark at Threshold	Payout Based on Achieving Benchmark at Target	Payout Based on Achieving Benchmark at Maximum	Actual 2007 Executive Bonus Payout
James A. Rubright	75%	100%	125%	119.8%
David E. Dreibelbis	50%	75%	100%	93.1%
Steven C. Voorhees	50%	75%	100%	96.2%
Michael E. Kiepura	50%	75%	100%	95.1%
James L. Einstein	40%	60%	80%	76.0%

During fiscal 2002 through 2006, our CEO received an average bonus payout that is 94.1% of the target level, while during that same period, our named executive officers (other than our CEO) received an average bonus that is 92.1% of target level.

For fiscal 2008, the bonus goals and their relative weighting for each of the named executive officers will be the same as those applicable for fiscal 2007; however, the performance benchmarks required to achieve threshold, target and maximum benchmarks have been changed. The compensation committee may change the performance goals for fiscal 2009 and later years.

Long-Term Incentives. We emphasize long-term variable compensation at the senior executive level over short-term variable compensation because of our desire to reward effective long-term management decision-making and our desire to attract and retain executives who have the potential to positively impact both our short-term and long-term profitability. Long-term incentives are designed to allow us to focus attention on long-range objectives and future returns to our shareholders and are presently delivered to the named executive officers through the 2004 Incentive Stock Plan (the **"Incentive Stock Plan"**). The compensation committee administers the Incentive Stock Plan and may award (a) stock options, (b) stock appreciation rights, (c) stock grants and (d) stock unit grants. Each year, the compensation committee makes awards under the Incentive Stock Plan during the first two weeks of May. In recent years, the compensation committee has made awards to our named executive officers that included either only restricted stock or a combination of restricted stock and stock options.

Restricted Stock and Stock Options. On May 10, 2007, the compensation committee made long-term incentive award grants to our named executive officers as described below. The awards included three tranches of restricted stock grants pursuant to our Incentive Stock Plan, each of which has a service condition and either a performance condition or a market condition.

The first tranche (**"Tranche 1"**) has a performance condition based on the annual average return over capital costs (**"ROCC"**) for each of the 12 months ended March 31, 2008 and 2009 and the nine months ended December 31, 2009. The target award of each of the grants will be adjusted based on our ROCC from March 31, 2007 through December 31, 2009 compared to the ROCC during the same period of each entity included in the peer group described below, as follows:

Percentile Rank	Percent of Target Award
Top 20%	150%
21% to 40%	133%
41% to 60%	100%
61% to 80%	50%
Below 80%	0%

The second tranche (**"Tranche 2"**) has a market condition based on the percentage return on Common Stock purchased on March 31, 2007 and held through December 31, 2009, including reinvestment of all dividends paid on that Common Stock during such period (the **"Total Shareholder Return"**). The target award of each of the grants will be adjusted based on our Total Shareholder Return from March 31, 2007 through December 31, 2009 compared to the Total Shareholder Return during the same period of each entity included in the peer group, as follows:

Percentile Rank	Percent of Target Award
Top 25%	150%
26% to 45%	125%
46% to 70%	100%
71% to 90%	50%
Below 90%	0%

The peer group used for purposes of Tranche 1 includes Caraustar Industries Inc., Cascades Corp., Chesapeake Corp., Graphic Packaging International Corp., International Paper Company, MeadWestvaco Corp., The Newark Group, Smurfit Stone Container Corp.; Sonoco Products Co. and Temple-Inland Inc. The peer group used for purposes of Tranche 2 includes all of the same entities, except for The Newark Group, which does not have publicly traded stock.

All grants made under Tranche 1 and Tranche 2 will vest upon completion of service on March 31, 2010, unless forfeited or vested before such date. The shares will not have voting or dividend rights until they vest. Grants will vest upon death, disability or termination of employment at the convenience of the company. In addition, grants will fully vest at 150% of the Target Award upon a change of control.

The third tranche (**"Tranche 3"**) has a performance condition that required the achievement of either of the following two criteria:

(1) the achievement of "credit agreement debt to EBITDA" (as defined in our senior credit facility) ratio of 3.25 or lower for the six-month period ending September 30, 2007 (provided that the EBITDA for the six-month period shall be annualized); or

(2) the achievement of net earnings of at least $0.60 per share for the six-month period ending September 30, 2007, adjusted to exclude any restructuring costs.

The Tranche 3 performance conditions were met as of September 30, 2007.

Grants made under Tranche 3 will vest in one-third increments upon completion of service on each of May 8, 2009, 2010 and 2011, unless forfeited or vested before such dates. Grants will vest upon death, disability, termination of employment at the convenience of the company or upon a change in control. The shares did not have voting or dividend rights until the relevant performance conditions were met.

On May 10, 2007, the compensation committee also approved awards of stock options under the Incentive Stock Plan for the purchase of shares of Common Stock with an exercise price of $35.95, the closing sale price on the NYSE on May 10, 2007. The stock options will vest in one-third increments on each of May 10, 2008, 2009 and 2010. The compensation committee approved the following restricted stock (Tranche 1, 2 and 3) and stock option grants to our named executive officers:

	Target Award - # of Shares			Stock Options - # of Shares Subject to Exercise
Name	Tranche 1	Tranche 2	Tranche 3	
James A. Rubright	23,800	23,800	18,500	59,500
David E. Dreibelbis	6,700	6,700	—	16,700
Steven C. Voorhees	6,700	6,700	—	16,700
Michael E. Kiepura	6,700	6,700	—	16,700
James L. Einstein	4,800	4,800	—	11,900

Each of the named executive officers is required to retain ownership of fifty percent (50%) of the restricted stock awarded to him for a period of one year following the vesting of the restricted stock. The one-year retention period will not apply to any shares (1) to the extent that the executive continues to own an amount of our Common Stock at least equal to the amount of shares required under the preceding sentence, plus an amount of shares required under our stock ownership guidelines (described below) or (2) after termination of employment of the named executive officer; provided, however, the fifty percent (50%) requirement will apply only to the amount of restricted stock remaining after shares of Common Stock have been sold or otherwise reduced to satisfy any federal, state or local withholding tax liability arising from the granting or vesting of such restricted stock.

2005 Incentive Plan. On June 6, 2005, our compensation committee adopted and approved the 2005 Shareholder Value Creation Incentive Plan (which we refer to as the **"2005 Incentive Plan"**).

The 2005 Incentive Plan was intended to (1) incentivize management to achieve the goals that we established to value the Pulp and Paperboard Packaging business of Gulf States Paper Corporation (which we refer to as **"GSPP"**) that we acquired on June 6, 2005, including (a) administrative and operating synergies related to the acquired GSPP business and (b) the reduction of debt incurred to finance the acquisition and (2) allow us to provide plan participants with a meaningful reward for their role in achieving these goals.

The 2005 Incentive Plan permits the granting of cash incentive awards. The 2005 Incentive Plan is administered by the compensation committee. On June 6, 2005, the compensation committee granted awards

under the 2005 Incentive Plan. The maximum value of the award for our CEO was $2 million. The maximum value of the awards for other named executive officers ranged from $333,300 to $500,000. Other than Mr. Einstein, the awards to our NEOs were based 50% on each of the two performance metrics summarized below included in the 2005 Incentive Plan (which we refer to as the **"Standard Performance Metrics"**).

The value of the grants under the 2005 Incentive Plan, other than Mr. Einstein's, were determined on the basis of the achievement of the following two Standard Performance Metrics: (1) the amount of realized and sustained synergies from the acquisition of the GSPP operations and actions taken to improve the efficiency and effectiveness of the combined operations as measured at the end of fiscal 2007; and (2) the ratio of our consolidated debt as of September 30, 2007 to an annualized EBITDA amount for the period April 1, 2007 to September 30, 2007 calculated in accordance with the rules set forth in the 2005 Incentive Plan. The award to Mr. Einstein incorporated one of the Standard Performance Metrics regarding the ratio of Debt to EBITDA (as defined in the 2005 Incentive Plan) and was also based on performance goals tied to his division's adjusted EBIT for fiscal 2007.

The compensation committee has determined that each of the NEOs have earned a maximum payout under the 2005 Incentive Plan, 50% of which vested on September 30, 2007 and was paid on November 7, 2007, and 50% of which will vest on September 30, 2008 and be payable on October 1, 2008. See ***"Executive Compensation Tables — Summary Compensation Table."***

Retirement Benefits. We also provide certain retirement benefits to our named executive officers. These are discussed in detail below in the section titled ***"Retirement Plans."***

Employment Agreement with James A. Rubright. On February 7, 2006, we entered into an employment agreement with Mr. Rubright concerning his employment as our CEO.

Pursuant to his employment agreement, Mr. Rubright's base pay will continue as in effect as of February 6, 2006, subject to annual review and periodic increases (but not decreases) in accordance with our customary practices for our senior executives. In addition, Mr. Rubright will continue to participate in all bonus, option, stock, insurance and other employee benefit and welfare plans, programs and policies maintained by us and in which Mr. Rubright is eligible by their terms to participate. Mr. Rubright's participation relative to other senior officers as a class will continue to be at a level that is commensurate with his position as CEO and, to the extent that the level of participation is measured by performance criteria, at such level as reflects both Mr. Rubright's position and achievement of the relevant performance criteria.

We may terminate Mr. Rubright's employment at any time, and Mr. Rubright may resign at any time. Mr. Rubright is entitled to certain rights and benefits upon termination if:

- we terminate his employment before his 65th birthday other than for Cause (as defined below) or as a consequence of Mr. Rubright's death or his becoming **"totally disabled"** (within the meaning of our group long term disability benefit);
- Mr. Rubright resigns his employment after the occurrence of one of the following, subject to notice by Mr. Rubright and an ability to cure by us (which we refer to as an **"Adverse Change"**):
  - the assignment to him of any duties or responsibilities that are inconsistent with his position as CEO;
  - our failure to provide Mr. Rubright his base pay or the benefits described above; or
  - a reduction of his retirement program or benefit; or
- Mr. Rubright resigns his employment upon the occurrence of one of the following after a Change in Control (as defined in the employment agreement) (we refer to any such occurrence after a Change in Control or an Adverse Change as a **"Good Reason"**):
  - we or our ultimate surviving parent either reduce(s) Mr. Rubright's salary, retirement program or benefit, or fail(s) to provide to Mr. Rubright a bonus or long-term incentive compensation opportunity that is at least as favorable to Mr. Rubright as the average of the three highest bonus or long-term

incentive compensation opportunities that were in effect for Mr. Rubright for our five most recent fiscal years before the fiscal year in which the Change in Control occurs;

- we or our ultimate surviving parent reduce(s) or diminish(es) Mr. Rubright's duties, responsibilities, status, chain of persons reporting to him, staff assistance or office space from those that Mr. Rubright enjoys and define his position as CEO immediately before the Change in Control;
- we or our ultimate surviving parent transfer(s) Mr. Rubright to a location requiring a change in Mr. Rubright's residence or a material increase in the amount of travel normally required of Mr. Rubright in connection with his employment;
- we or our ultimate surviving parent fail(s) to continue to provide to Mr. Rubright health and welfare benefits, and deferred compensation, that are in the aggregate comparable to those provided to Mr. Rubright immediately before the Change in Control; or
- if the Change in Control results in us not being and continuing as the ultimate surviving parent entity resulting from the Change in Control transaction, the failure of Mr. Rubright to be named as and become (upon or promptly following the consummation of the transaction) the CEO of the ultimate surviving parent with duties and responsibilities the same as or substantially equivalent to those he enjoys and that define his position and status with us immediately before the Change in Control.

The rights and benefits upon termination, in connection with the foregoing circumstances described in the immediately preceding paragraph, will include (1) within 30 days of termination, a lump sum payment in cash in the amount of three times Executive's Earnings (as defined in the employment agreement and which include base pay, bonuses and the value of stock options, restricted stock and other long-term incentive compensation), except where Mr. Rubright's employment is terminated less than 36 months before his 65th birthday, in which case the amount of the lump sum will be reduced according to the months remaining before his 65th birthday, (2) within 30 days of termination, a retirement benefit in the form of cash lump sum in an amount equal to the excess of (A) the amount that would be required to be paid to Mr. Rubright under the SERP benefit level 3, if the date of his termination was Mr. Rubright's Employment Termination Date under the SERP and a Change in Control had occurred under the SERP and the date of such Change in Control was the date of Mr. Rubright's termination, over (B) the amount that is required to be paid to Mr. Rubright under the SERP benefit level 3 as of Mr. Rubright's Termination (capitalized terms are defined in the SERP), (3) continued coverage for Mr. Rubright and his eligible dependents in all employee health, medical and life insurance plans of our company for 36 months following the termination or until Mr. Rubright's 65th birthday, whichever is sooner, substantially equivalent to those insurance benefits in effect before termination, (4) all of Mr. Rubright's then unvested rights under the Incentive Stock Plan will vest, and Mr. Rubright will continue to be treated as a participant in the 2005 Incentive Plan as though he remained an employee, and (5) continued participation in other benefit plans in which Mr. Rubright currently participates or which are available to executive personnel.

Pursuant to the employment agreement, we will have no obligation to provide to Mr. Rubright the rights and benefits described in the preceding paragraph after Mr. Rubright's 65th birthday or upon the occurrence of any of the following events: (1) we terminate Mr. Rubright's employment for Cause, *i.e.*, (x) conviction of a felony, (y) gross neglect by Mr. Rubright of his duties as CEO that continues uncured for 60 days after receipt of written notice thereof or (z) willful gross misconduct by Mr. Rubright in the performance of his duties as the CEO that remains uncured for 60 days after receipt of written notice thereof, (2) we terminate Mr. Rubright's employment because he is "totally disabled," (3) Mr. Rubright does not, promptly after termination of his employment and upon receiving a written request to do so, resign as a director and/or officer of our company and of each subsidiary and affiliate of our company of which Mr. Rubright is then serving as a director and/or officer or (4) Mr. Rubright resigns his employment without Good Reason.

Mr. Rubright also will be entitled to receive certain additional Gross-Up Payments (as defined in the employment agreement) to cover any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the **"Code"**), on any payment or distribution by us to or for the benefit of Mr. Rubright, or any benefit, arrangement regarding the exercise or vesting of options, restricted stock or other securities of our company, or other plan, agreement or arrangement regarding a change of control of our company. Mr. Rubright

also will be entitled to receive certain additional payments to indemnify and hold him harmless on an after-tax basis from any tax or interest penalty imposed on him under Section 409A of the Code with respect to any payment made or benefit provided under his employment agreement.

In the employment agreement, Mr. Rubright has agreed that during his employment and for three years following the date of termination of his employment or his resignation for any reason, he will not knowingly, without our prior written consent, disclose to any person, firm or corporation any material confidential information of our company or its subsidiaries that is now known to Mr. Rubright or that hereafter may become known to Mr. Rubright as a result of his employment or association with our company and that would be helpful to a competitor. Mr. Rubright has also agreed that, for a period of three years following the date of termination of his employment or his resignation for any reason, he will not induce, either directly or indirectly, any salaried employee of our company or any of its subsidiaries to terminate his or her employment, and he will not call on or solicit for the purpose of competing with our company or its subsidiaries any customers of our company or its subsidiaries.

Mr. Rubright further has agreed that, for a period of three years following the date of termination of his employment or his resignation for any reason (or until his 65th birthday, if shorter), (1) he will not assume or perform any responsibilities and duties that are substantially the same as those he performs for us for or on behalf of any other corporation, partnership, venture or other business entity that engages in our company's business in the United States and (2) he will furnish such information and render such assistance and cooperation as reasonably may be requested in connection with any litigation or legal proceedings concerning our company or any of its subsidiaries (other than any legal proceedings concerning Mr. Rubright's employment), in connection with such cooperation, we will pay or reimburse Mr. Rubright for reasonable expenses. In the event of a breach by Mr. Rubright of these covenants, we will have the right to an injunction or other equitable relief in any court of competent jurisdiction enjoining any such breach, in addition to pursuing any other rights and remedies at law or in equity that we may have.

Stock Ownership Guidelines

In order to better align the interests of our shareholders, executives and directors, our board of directors has adopted the following stock ownership guidelines. These guidelines reflect current corporate practices and result in the linking of a portion of the personal financial interests of the named executive officers, as well as certain other employees, through the ownership of our Common Stock, with the financial interests of our shareholders.

The guidelines are as follows:

- Each named executive officer, other than our CEO, must own an amount of shares of our Common Stock, including vested or unvested restricted stock awards, having a value of not less than the annual base salary of such person.

- The CEO must own an amount of shares of our Common Stock, including vested or unvested restricted stock awards, having a value of not less than three times the CEO's annual base salary.

Tax Considerations

The compensation committee has reviewed the applicability of Section 162(m) of the Code, as amended by the Omnibus Budget Reconciliation Act of 1993. In certain circumstances, Section 162(m) may deny a federal income tax deduction for compensation to our named executive officers in excess of $1 million per year, effective for tax years beginning on or after January 1, 1994. Certain compensation that qualifies as "performance based" and is approved by shareholders may be exempt from the Section 162(m) limit. We intend to qualify certain compensation paid to our named executive officers for deductibility under the Code, including Section 162(m). However, we believe that the interests of our company and our shareholders may sometimes be best served by providing compensation that is not deductible in order to attract, retain, motivate and reward executive talent. Accordingly, the compensation committee intends to retain the flexibility to provide for payments of compensation that is not deductible. Payments under our annual executive bonus

program and restricted stock awards under our Incentive Stock Plan are currently qualified as performance based compensation and exempt from the Section 162(m) limit.

Some of the provisions of Mr. Rubright's employment agreement and the provisions of our bonus programs and our nonqualified deferred compensation arrangements are subject to Section 409A of the Code. Section 409A was effective on January 1, 2005 and can impose a 20% additional tax plus penalties on compensation which is treated as deferred compensation under Section 409A and which fails to satisfy the requirements set forth in that section of the Code. Final regulations under Section 409A were effective on April 17, 2007, but our company has until December 31, 2008 to make the requisite amendments to bring Mr. Rubright's employment agreement and the provisions of our bonus programs and nonqualified deferred compensation into compliance with Section 409A. The company in the meantime is subject to a "good faith" compliance standard, and we will seek to continue to comply in good faith with the requirements of Section 409A.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis with the company's management. Based on this review and discussion, the compensation committee recommended that the board of directors include the Compensation Discussion and Analysis in this proxy statement and the annual report on Form 10-K for the fiscal year ended September 30, 2007.

L. L. Gellerstedt, III, chairman, compensation committee
G. Stephen Felker, compensation committee member
John W. Spiegel, compensation committee member

The foregoing report should not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed to be soliciting material or to be filed under such Acts.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The table below shows the total compensation earned during fiscal 2007 by those persons who: (1) served as our chief executive officer during fiscal 2007, (2) served as our chief financial officer during fiscal 2007, and (3) were our three other most highly compensated executive officers who were serving as executive officers at the end of fiscal 2007.

Summary Compensation Table for Fiscal 2007

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
James A. Rubright . . . . Chairman and Chief Executive Officer	2007	$856,250	$1,048,359	$1,492,032	$184,412	$1,000,000	$1,374,313	$165,686	$6,121,052
David E. Dreibelbis . . . . . . Executive Vice President General Manager, Paperboard Division	2007	$375,000	$ 353,875	$ 390,262	$ 51,760	$ 250,000	$ 52,705	$ 37,903	$1,511,505
Steven C. Voorhees. . . . . . . Executive Vice President and Chief Financial Officer	2007	$352,500	$ 341,466	$ 390,262	$ 51,760	$ 250,000	$ 39,555	$ 59,203	$1,484,746
Michael E. Kiepura . . . . . . Executive Vice President General Manager, Folding Carton Division	2007	$337,500	$ 328,153	$ 281,617	$206,972	$ 250,000	$ 29,070	$ 49,445	$1,482,757
James L. Einstein. . . . . Executive Vice President General Manager, Alliance Division	2007	$301,388	$ 254,048(7)	$ 340,731	$ 36,877	$ 166,650	$ 62,463	$ 89,431	$1,251,588

(1) Salary adjustments for each named executive officer during fiscal 2007 were effective January 1, 2007. The amounts above reflect three months of salary at the calendar year 2006 rate and nine months of salary at the calendar year 2007 rate.

(2) Bonuses for the NEOs under our annual executive bonus program were earned in fiscal 2007 but not paid until fiscal 2008.

(3) In the columns "Stock Awards" and "Option Awards," SEC regulations require us to disclose the award of stock or options measured in dollars and calculated in accordance with SFAS 123(R). The SFAS 123(R) fair value per share of grants of restricted stock with a market condition and service condition in fiscal 2007 was valued using a Monte Carlo simulation. The SFAS 123(R) fair value per share of grants of restricted stock that contained a market condition and service condition in fiscal 2006 was valued using a binomial model. For all other grants of restricted stock, the SFAS 123(R) fair value per share is equal to the closing price of our stock on the date of grant (*i.e.*, $35.95 on May 10, 2007). For stock options, the SFAS 123(R) fair value per share is based on certain assumptions which we explain in footnote 15 to our financial statements which are included in our annual report on Form 10-K. We disclose such expense ratably over the vesting period but without reduction for assumed forfeitures (as we do for financial reporting purposes). The amounts shown in the Summary Compensation Table for Fiscal 2007 also include a ratable portion of each grant we made in prior years to the extent the vesting period fell in fiscal 2007 (except where generally accepted accounting principles required us to recognize the full amount in a prior year, as is the case when a grant is made to a retirement-eligible executive (currently, Mr. Einstein) and under the terms of such award the executive is permitted to retain all or part of such award upon retirement without

fulfilling the vesting period). Please also refer to the third table in this proxy statement titled Grants of Plan-Based Awards for Fiscal 2007.

- The shares of restricted stock granted in fiscal 2007 will not be deemed issued and will not have voting or dividend rights until the relevant performance or market conditions have been met. These awards of restricted stock will vest in accordance with the description in the section titled ***"Compensation Discussion and Analysis — Restricted Stock and Stock Options."***

(4) The amounts shown as "Non-Equity Incentive Plan Compensation" are payments that vested on September 30, 2007 under our 2005 Incentive Plan.

(5) This column shows the increase from September 30, 2006 to September 30, 2007 in the actuarial present value of accumulated benefits for each NEO under the Pension Plan and SERP. It does not include any above-market or preferential earnings on deferred compensation, as we do not provide above-market or preferential interest on the deferred compensation of our named executives. The amounts set forth in this column were calculated using the assumptions from the corresponding end-of-year disclosures. Accrued benefits payable at age 65 were determined as of the end of each fiscal year using compensation data through September 30 and include the current year's bonuses paid after the fiscal year end. The accrued benefits were discounted back to the disclosure date with the discount rate only. Each participant is assumed to work until 65 and then retire. The discount rates used as of September 30, 2006 and September 30, 2007 were 5.875% and 6.25%, respectively. The lump sum rate (SERP only) used as of September 30, 2006 and September 30, 2007 were 4.64% and 4.59%, respectively. The lump sum mortality table (SERP only) used as of September 30, 2006 and September 30, 2007 was the applicable table under Revenue Ruling 2001-62 (GAR 94). The post retirement mortality (qualified pension plan only) table used as of September 30, 2006 and September 30, 2007 was RP2000 with 60% Blue Collar and 40% White Collar adjustment for males and females.

(6) The amounts shown as "all other compensation" include the following perquisites and personal benefits:

All Other Compensation Table for Fiscal 2007

	James A. Rubright	David E. Dreibelbis	Steve C. Voorhees	Michael E. Kiepura	James L. Einstein
Insurance Premiums	$ 4,984	$ 3,128	$ 3,592	$ 3,058	$ 4,076
Company Contributions to Supplemental Plan and 401(k) Plan(A)	$ 57,139	$ 3,250	$20,819	$19,970	$16,663
Dividends on Unvested Restricted Stock	$ 85,685	$24,599	$24,599	$18,514	$21,616
Club Memberships	$ 9,988	$ 6,840	$10,143	$ 7,903	$11,066
Airplane Usage(B)	$ 7,890	$ 0	$ 0	$ 0	$ 0
Other	$ 0	$ 86(C)	$ 50	$ 0	$36,010(D)
Total($)	$165,686	$37,903	$59,203	$49,445	$89,431

(A) Under the Supplemental Plan, we match an amount equal to 50% of the executive's contribution. Certain amounts disclosed in this column are also disclosed in the "Nonqualified Deferred Compensation Table for Fiscal 2007". The amounts disclosed in the two tables do not correspond because this table discloses amounts contributed based on compensation earned during fiscal 2007, regardless of when contributed to the Supplemental Plan and the other table discloses amounts actually contributed during fiscal 2007 regardless of when they were earned.

(B) In accordance with SEC regulations, we report use of corporate aircraft by our executive officers as a perquisite or other personal benefit *unless* it is "integrally and directly related" to the performance of the executive's duties. SEC rules require us to report this and other perquisites at our aggregate incremental cost. The amounts we report are consistent with this standard. We estimate our aggregate incremental cost to be equal to our average incremental operating costs, which includes items such as fuel; maintenance; landing fees; trip-related permits; trip-related hangar costs; trip-related meals and

supplies; crew expenses during layovers; and any other expenses incurred or accrued based on the number of hours flown. We use this method because we believe, on average, it fairly approximates our incremental cost and because it ensures that some "cost" is allocated to each passenger on each trip.

(C) This amount includes a $33 tax reimbursement paid to Mr. Dreibelbis.

(D) This amount includes $36,000 in noncompetition payments made to Mr. Einstein during fiscal 2007.

(7) Because of the extraordinary performance of the Alliance division during fiscal 2007, our compensation committee awarded Mr. Einstein a special bonus of $23,095 bonus in fiscal 2007.

Grants of Plan-Based Awards

The following table provides information as to the grants of plan-based awards to each named executive officer during fiscal 2007. This includes restricted stock and stock option awards under the Incentive Stock Plan, which is discussed in greater deal in this proxy statement under the section titled ***"Compensation, Discussion and Analysis — Restricted Stock and Stock Options."***

Grants of Plan-Based Awards for Fiscal 2007

	Estimated Future Payouts Under Equity Incentive Plan Awards(1)				All Other Option Awards: Number of Securities	
Name	Grant Date	Threshold (#)	Target (#)	Maximum (#)	Underlying Options ($)(2)	Exercise Price of Option Awards ($/Sh)
James A. Rubright	5/10/07	0	18,500	18,500		
	5/10/07	0	23,800	35,700		
	5/10/07	0	23,800	35,700		
	5/10/07				59,500	$35.95
David D. Dreibelbis	5/10/07	0	6,700	10,050		
	5/10/07	0	6,700	10,050		
	5/10/07				16,700	$35.95
Steven C. Voorhees	5/10/07	0	6,700	10,050		
	5/10/07	0	6,700	10,050		
	5/10/07				16,700	$35.95
Michael E. Kiepura	5/10/07	0	6,700	10,050		
	5/10/07	0	6,700	10,050		
	5/10/07				16,700	$35.95
James L. Einstein	5/10/07	0	4,800	7,200		
	5/10/07	0	4,800	7,200		
	5/10/07				11,900	$35.95

(1) These columns represent restricted stock grants made under the Incentive Stock Plan on May 10, 2007, which vest as described in this proxy statement under the section titled ***"Compensation, Discussion and Analysis — Long-Term Incentives — Restricted Stock and Stock Options."***

(2) The stock options granted to the named executive officers in fiscal 2007 have a 10-year term and vest as described in this proxy statement under the section titled ***"Compensation, Discussion and Analysis — Long-Term Incentives — Restricted Stock and Stock Options."*** Stock options have no express performance criteria other than continued employment (with limited exceptions for termination of employment due to change in control). However, options have an implicit performance criterion because the options have no value to the executive unless and until our stock price exceeds the exercise price.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes stock-based compensation awards outstanding as of September 30, 2007 for the named executive officers. The following table provides information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer outstanding as of the end of our most recently completed fiscal year. Each outstanding award is represented by a separate row which indicates the number of securities underlying the award, including awards that have been transferred other than for value (if any). For option awards, the table discloses the exercise price and the expiration date. For stock awards, the table provides the total number of shares of stock that have not vested and the aggregate market value of shares of stock that have not vested. We computed the market value of stock awards by multiplying the closing market price of our Common Stock at the end of the most recently completed fiscal year by the number of shares of stock or the amount of equity incentive plan awards, respectively.

Outstanding Equity Awards at Fiscal 2007 Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)(2)(3)	Market Value of Shares of Stocks That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)(3)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)(4)
James A. Rubright	75,000	—	—	$18.19	5/10/2012				
	85,000	—	—	$14.01	5/15/2013				
	40,000	—	—	$15.40	5/4/2014				
	170,000	—	—	$11.23	5/9/2015				
	—	59,500	—	$35.95	5/10/2017				
						175,833	$5,081,574	47,600	$1,375,640
David E. Dreibelbis . . .	—	16,700	—	$35.95	5/10/2017				
						46,583	$1,346,249	13,400	$ 387,260
Steven C. Voorhees. . . .	40,000	—	—	$14.01	5/15/2013				
	40,000	—	—	$11.23	5/9/2015				
	—	16,700	—	$35.95	5/10/2017				
						46,583	$1,346,249	13,400	$ 387,260
Michael E. Kiepura . . .	16,667	33,333	—	$16.46	5/8/2016				
	—	16,700	—	$35.95	5/10/2017				
						41,250	$1,192,125	13,400	$ 387,260
James L. Einstein.	—	11,900	—	$35.95	5/10/2017				
						38,933	$1,125,164	9,600	$ 277,440

(1) Vesting dates of unvested stock option awards are as follows: Mr. Rubright — 19,834 on May 10, 2008, 19,833 on May 10, 2009, and 19,833 on May 10, 2010; Mr. Dreibelbis — 5,567 on May 10, 2008, 5,566 on May 10, 2009, and 5,567 on May 10, 2010; Mr. Voorhees — 5,567 on May 10, 2008, 5,566 on May 10, 2009, and 5,567 on May 10, 2010; Mr. Kiepura — 16,667 on May 8, 2008, 5,567 on May 10, 2008, 16,667 on May 8, 2009, 5,566 on May 10, 2009, and 5,567 on May 10, 2010; and Mr. Einstein — 3,967 on May 10, 2008, 3,966 on May 10, 2009, and 3,967 on May 10, 2010.

(2) Vesting dates of earned but unvested stock grants are as follows: Mr. Rubright — 23,333 on March 31, 2008, 12,500 on May 15, 2008, 46,667 on May 8, 2009, 46,666 on May 8, 2010, 46,667 on May 8, 2011; Mr. Dreibelbis — 5,000 on March 31, 2008, 3,333 on May 15, 2008, 12,750 on May 8, 2009, 12,750 on May 8, 2010, and 12,750 on May 8, 2011; Mr. Voorhees — 5,000 on March 31, 2008, 3,333 on May 15, 2008, 12,750 on May 8, 2009, 12,750 on May 8, 2010, and 12,750 on May 8, 2011; Mr. Kiepura — 1,667 on March 31, 2008, 1,333 on May 15, 2008, 12,750 on May 8, 2009, 12,750 on May 8, 2010, and 12,750 on May 8, 2011; and Mr. Einstein — 5,000 on March 31, 2008, 3,333 on May 15, 2008, 10,200 on May 8, 2009, 10,200 on May 8, 2010, and 10,200 on May 8, 2011.

(3) The numbers of shares set forth in these columns are calculated assuming that restricted stock awards made on May 10, 2007 vest at 100% of the target award.

(4) Based on the closing price of $28.90 for our Common Stock on September 28, 2007, the last trading date of our fiscal year, as reported on the NYSE.

(5) Unearned stock grants are subject to the market and performance conditions described in this proxy statement under the section titled *"Compensation, Discussion and Analysis — Long-Term Incentives — Restricted Stock and Stock Options."* The number of shares reported in this column is based upon us achieving the target market and performance conditions. In the event that the applicable market and performance conditions are met, the vesting date of the unearned stock grants is March 31, 2010.

Value Realized from Stock Options and Stock Appreciation Awards

The following table provides information concerning exercises of stock options, and vesting of stock, including restricted stock, during fiscal 2007 for each of the named executive officers on an aggregated basis. In some cases, this includes the vesting of performance stock which vested in the most recently completed fiscal year but which was granted in previous years. The table reports the number of securities for which the options were exercised; the aggregate dollar value realized upon exercise of options; the number of shares of stock that have vested; and the aggregate dollar value realized upon vesting of stock.

Option Exercises and Stock Vested Table for Fiscal 2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
James A. Rubright	500,000	$8,728,770	109,167	$3,747,418
David E. Dreibelbis	316,600	$5,105,303	28,500	$ 981,735
Steven C. Voorhees	150,000	$2,820,710	28,500	$ 981,735
Michael E. Kiepura	67,000	$ 787,338	10,666	$ 368,142
James L. Einstein	214,000	$3,026,731	28,500	$ 981,735

(1) These amounts are calculated based on the difference between the closing price of the Common Stock on the date of exercise and the exercise price.

(2) These amounts are calculated based on the closing price of the Common Stock on the vesting date.

Equity Compensation Plan Information

The table below shows information with respect to all of our equity compensation plans as of September 30, 2007:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders:			
1993 Stock Option Plan	189,200	$14.12	—
2000 Incentive Stock Plan(1)	419,300	15.14	—
2004 Incentive Stock Plan(1)	606,462	22.59	1,471,204
1993 Employee Stock Purchase Plan	—	—	1,123,621
Equity compensation plans not approved by security holders	—	—	—

(1) Under the Incentive Stock Plan, as amended, there are available for awards granted during the term of the plan (1) 2.9 million shares of Common Stock, plus (2) 389,833 shares of Common Stock that remained available for issuance under the Rock-Tenn Company 2000 Incentive Stock Plan (which we refer to as the **"2000 Incentive Stock Plan"**), plus (3) the number of shares of Common Stock subject to grants under the 2000 Incentive Stock Plan that were outstanding on the effective date of the Incentive Stock Plan and that are subsequently forfeited or expire. We may grant no new awards under the 2000 Incentive Stock Plan or the Rock-Tenn Company 1993 Stock Option Plan (which we refer to as the **"1993 Stock Option Plan"**).

Retirement Plans

Pension Plan. Our named executive officers participate in our defined benefit plan for salaried and nonunion hourly employees (which we refer to as our **"Pension Plan"**). Our Pension Plan was amended effective as of March 1, 2005, to add a new benefit formula. After February 28, 2005, the new benefit formula (which we refer to as the **"2005 benefit formula"**) equals 1% of a participant's compensation (as defined in the Pension Plan). In connection with the amendment, covered employees who were 35 years old or older or who had five years or more of vested service on December 31, 2004, were required to elect one of two options effective March 1, 2005: (1) a reduced future pension accrual based on the 2005 benefit formula and the then current match under the 401(k) Plan or (2) no future pension accrual and an enhanced match under the 401(k) Plan. None of the named executive officers elected to cease future pension accruals during the Pension Plan's election periods in December 2004 and January 2005. Covered employees who were under 35 years of age and who had less than five years of vested service on December 31, 2004 automatically ceased accruals in the Pension Plan effective as of December 31, 2004 and became eligible for an enhanced match under the 401(k) Plan.

The 2005 benefit formula produces a benefit payable at a participant's normal retirement age as an annuity payable only for the life of the participant. The amendment to our Pension Plan also froze the benefit, if any, accrued for each participant as of February 28, 2005, under prior benefit formulas utilized under the Pension Plan. Therefore, other than as set forth in the following two sentences, all NEOs will receive a benefit at retirement equal to the sum of (1) their benefit accrued as of December 31, 1997, under the old four-part benefit formula in effect on that date, (2) their benefit accrued after that date and through February 28, 2005, under the benefit formula in effect during that period, and (3) their benefit accrued under the 2005 benefit formula on and after March 1, 2005. Mr. Einstein did not begin participating in the Pension Plan until January 1, 1998. With respect to Mr. Kiepura, he will receive a benefit at retirement equal to the sum of (1) his benefit accrued as of December 31, 1997, which includes a frozen benefit accrued during his employment with his former employer that we purchased and a benefit under the old four-part benefit formula, (2) his benefit accrued after that date and through February 28, 2005, and (3) his benefit accrued under the 2005 benefit formula on and after March 1, 2005.

Our Pension Plan was again amended effective as of January 1, 2006, to allow the remaining participants under the Pension Plan to elect one of two options: (1) a reduced future pension accrual based on the 2005 benefit formula and the then current match under the 401(k) Plan or (2) no future pension accrual and an enhanced match under the 401(k) Plan. None of the named executive officers elected to cease future pension accruals during the Pension Plan's election periods.

Under our Pension Plan, **"compensation"** for salaried employees is defined as base pay. Therefore, it does not include any bonuses, overtime, commissions, reimbursed expenses of any kind, severance pay, income imputed from insurance coverage or the like, or payments under the Pension Plan or any other employee benefit plan or any income from a stock option. No employee's compensation for purposes of the Pension Plan includes amounts in excess of the compensation limit under the Code. This limit is periodically adjusted for inflation by the United States Secretary of the Treasury and this limit, as adjusted, was $220,000 for calendar year 2006, $225,000 for calendar year 2007 and will be $230,000 for calendar year 2008.

A participating employee's right to benefits under our Pension Plan vests after five years of service or at normal retirement age, whichever is earlier. The plan is a defined benefit plan qualified under the Code and,

as such, is subject to a limitation under the Code on the amount of benefits that may be paid to a participant each year under the plan.

SERP. The Rock-Tenn Company Supplemental Executive Retirement Plan (which we refer to as the **"SERP"**) is designed to supplement a participant's benefit under our Pension Plan for a relatively small number of participants. The SERP provides unfunded supplemental retirement benefits. The SERP benefit is paid in a lump sum for participants whose employment terminates on or after November 11, 2005. All SERP benefits reflected in this proxy statement are shown in annuity form. Currently, there are 16 active employees who participate in the SERP, including the named executive officers. We are administering the SERP in good faith compliance with Section 409A of the Code, which impacts, among other things, the timing of the payment of benefits.

Under the SERP there are four benefit levels (which we refer to as **"level 1," "level 2," "level 3" and "level 4"**) but no benefit will be paid under level 1, level 2 or level 3 to a participant if the participant is not eligible for a vested benefit under our Pension Plan. The compensation committee determines who will participate in the SERP and the benefit level for such participant. Benefit level 1 is based exclusively on a participant's base salary below a compensation cap and was designed to make up for the loss in benefits a participant will receive under our Pension Plan as a result of the reduction in the Code compensation limit in 1994 from $235,840 to $150,000 as indexed thereafter for inflation. Benefit level 2 is the same as benefit level 1 except that the benefit a participant earns will be based on the aggregate of the participant's base salary and bonus paid. Eight of our active employees, including our named executive officers other than our CEO, participate in the SERP at benefit level 2.

Benefit level 3 will provide a benefit payable at age 65 to a participant which, when added to the participant's other deferred compensation benefits from us, will be equal to 3.5833% of a participant's final average pay for each year of benefit service, plus three years, up to a maximum of 15 years of benefit service. A participant's final average pay will be the average of the highest three years of the participant's base salary and bonus during the five-year period immediately preceding the participant's termination of employment, and the benefit under level 3 will take into account the participant's benefit payable under our Pension Plan, the benefits attributable to our matching contributions under the Rock-Tenn Company 401(k) Retirement Savings Plan for Salaried and Non-Union Hourly Employees (which we refer to as the **"401(k) Plan"**) and Rock-Tenn Company Supplemental Retirement Savings Plan (which we refer to as the **"Supplemental Plan"**) and the participant's primary social security benefit. Currently only our CEO participates in the SERP at benefit level 3.

In the event of a change in control in our company, a participant in the SERP at benefit level 3 will be deemed to have 15 years of benefit service such that the participant will receive a vested accrued benefit payable at age 65 equal to 53.75% of the participant's final average pay at the time of the change of control.

Mr. Rubright's SERP benefit level 3 will be paid in a lump sum. The lump sum will be calculated starting with Mr. Rubright's annual benefit under the SERP payable in life only annuity and then reducing such benefit by his annual primary social security benefit and his annual Pension Plan benefit. This amount is then converted to a lump sum amount by using certain early retirement factors and conversion factors as defined in the SERP. Finally, this lump sum amount is reduced by Mr. Rubright's matching accounts under the 401(k) Plan and the Supplemental Plan.

Supplemental Retirement Savings Plan. The Supplemental Plan is a non-qualified, unfunded deferred compensation plan sponsored and maintained by us and is intended to provide participants with an opportunity to supplement their retirement income through deferral of current compensation. The Supplemental Plan is comprised of two parts, one of which we call the Senior Executive plan, in which the named executive officers and certain other senior executives are eligible to participate, and the second, which we call the Broad Based plan, in which certain other employees deemed highly compensated employees (and who are subject to a cap on deferral contributions of the 401(k) Plan) are eligible to participate. We contribute an amount to each participant's account maintained under the Senior Executive plan equal to 50% of the participant's contributions. Amounts deferred and payable under the Supplemental Plan (which we refer to as the **"Obligations"**) are our unsecured obligations, and rank equally with our other unsecured and unsubordinated indebtedness

outstanding from time to time. Each participant in the Senior Executive plan elects the amount of eligible base salary and eligible bonus to be deferred, up to 6%. Each Obligation will be payable on a date selected by us pursuant to the terms of the Supplemental Plan. The Obligations generally are payable after termination of the participant's employment or in certain emergency situations. Each participant's account will be adjusted for investment gains and losses as if the credits to the participant's account had been invested in the benchmark investment alternatives available under the Supplemental Plan in accordance with the participant's investment election or elections (or default election or elections) as in effect from time to time. All such adjustments will be made at the same time and in accordance with the same procedures followed under the 401(k) Plan for crediting investment gains and losses to a participant's account under the 401(k) Plan. The Obligations are denominated and payable in United States dollars. The benchmark investment alternatives available under the Supplemental Plan are the same as the investment alternatives available under the 401(k) Plan or are in our view comparable to the investment alternatives available under the 401(k) Plan.

The following table illustrates the actuarial present value as of September 30, 2007 of benefits accumulated by the named executive officers under the Pension Plan and the SERP using the methodology required by the SEC pursuant to the Financial Accounting Standards Board (FASB) Statement 87 at the earliest unreduced retirement age under the plan.

Pension Benefits Table for Fiscal 2007

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
James A. Rubright	Rock-Tenn Company Pension Plan	8.083	$ 191,364	0
	Supplemental Executive Retirement Plan	11.083(1)	$4,919,338	0
David E. Dreibelbis	Rock-Tenn Company Pension Plan	33.417	$ 588,663	0
	Supplemental Executive Retirement Plan	33.417	$ 319,829	0
Steven C. Voorhees	Rock-Tenn Company Pension Plan	7.083	$ 98,212	0
	Supplemental Executive Retirement Plan	7.083	$ 127,744	0
Michael E. Kiepura	Rock-Tenn Company Pension Plan	12.250	$ 180,547	0
	Supplemental Executive Retirement Plan	12.250	$ 68,542	0
James L. Einstein	Rock-Tenn Company Pension Plan	9.750	$ 222,550	0
	Supplemental Executive Retirement Plan	9.750	$ 166,154	0

(1) Under the SERP benefit level 3 formula, Mr. Rubright receives three additional years of credited service in the calculation of his SERP benefits.

(2) The amounts set forth in this column were calculated using the assumptions from the corresponding end-of-year disclosure. Accrued benefits payable at age 65 were determined as of the end of the fiscal year using compensation data through September 30 that includes the current year bonuses paid after the fiscal year end. The accrued benefits were discounted back to the disclosure date with the discount rate only. Each participant is assumed to work until 65 and then retire. The discount rate used as of September 30, 2007 was 6.25%. The lump sum rate (SERP only) used as of September 30, 2007 was 4.59%. The lump sum mortality table (SERP only) used as of September 30, 2007 was the applicable table under Revenue

Potential Payments Upon Termination or Change in Control for Fiscal 2007

Name	Benefit	Before Change in Control, Termination w/o Cause	After Change in Control, Termination w/o Cause	Termination With Cause/ Resignation w/o Good Reason	Death or Disability	Change in Control
James A. Rubright	Severance(1)	$14,331,528(2)	$12,213,626(3)	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Restricted Stock(5)	$ 6,457,214	$ 7,145,034	$ 0	$ 6,457,214	$7,145,034
	SERP(6)	$ 5,123,106	$ 7,241,008(7)	$5,123,106	$ 5,123,106	$ 0
	2005 Incentive Plan	$ 1,000,000	$ 1,000,000	$ 0	$ 1,000,000	$1,000,000
	Total value:	**$26,911,848**	**$27,599,668**	**$5,123,106**	**$12,580,320**	**$8,145,034**
David E. Dreibelbis	Severance	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Restricted Stock(5)	$ 1,410,557	$ 1,927,139	$ 0	$ 1,733,509	$1,927,139
	SERP(6)	$ 360,175	$ 360,175	$ 360,175	$ 360,175	$ 0
	2005 Incentive Plan	$ 0	$ 250,000	$ 0	$ 250,000	$ 250,000
	Total value:	**$ 1,770,732**	**$ 2,537,314**	**$ 360,175**	**$ 2,343,684**	**$2,177,139**
Steven C. Voorhees	Severance	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Restricted Stock(5)	$ 1,410,557	$ 1,927,139	$ 0	$ 1,733,509	$1,927,139
	SERP(6)	$ 141,938	$ 141,938	$ 141,938	$ 141,938	$ 0
	2005 Incentive Plan	$ 0	$ 250,000	$ 0	$ 250,000	$ 250,000
	Total value:	**$ 1,552,495**	**$ 2,319,077**	**$ 141,938**	**$ 2,125,447**	**$2,177,139**
Michael E. Kiepura	Severance	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 414,663	$ 414,663	$ 0	$ 414,663	$ 414,663
	Accelerated Vesting of Restricted Stock(5)	$ 1,256,433	$ 1,773,015	$ 0	$ 1,579,385	$1,773,015
	SERP(6)	$ 78,480	$ 78,480	$ 78,480	$ 78,480	$ 0
	2005 Incentive Plan	$ 0	$ 250,000	$ 0	$ 250,000	$ 250,000
	Total value:	**$ 1,749,576**	**$ 2,516,158**	**$ 78,480**	**$ 2,322,528**	**$2,437,678**
James L. Einstein	Severance	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Restricted Stock(5)	$ 1,171,235	$ 1,541,324	$ 0	$ 1,402,604	$1,541,324
	SERP(6)	$ 170,625	$ 170,625	$ 170,625	$ 170,625	$ 0
	2005 Incentive Plan	$ 0	$ 166,500	$ 0	$ 166,500	$ 166,500
	Total value:	**$ 1,341,860**	**$ 1,878,449**	**$ 170,625**	**$ 1,739,729**	**$1,707,824**

(1) Under Mr. Rubright's employment agreement, if he is terminated for reasons other than cause (as defined in the employment agreement), death or disability before his 65th birthday, Mr. Rubright will be paid a lump sum payment in an amount equal to three times his earnings (assuming there are more than 36 months between his termination and his 65th birthday), which means the sum of his annual base pay, his recent cash bonus and his recent long-term compensation, all as further defined in the employment agreement. He also receives a payment equal to the excess of (A) the amount that would have been paid

outstanding from time to time. Each participant in the Senior Executive plan elects the amount of eligible base salary and eligible bonus to be deferred, up to 6%. Each Obligation will be payable on a date selected by us pursuant to the terms of the Supplemental Plan. The Obligations generally are payable after termination of the participant's employment or in certain emergency situations. Each participant's account will be adjusted for investment gains and losses as if the credits to the participant's account had been invested in the benchmark investment alternatives available under the Supplemental Plan in accordance with the participant's investment election or elections (or default election or elections) as in effect from time to time. All such adjustments will be made at the same time and in accordance with the same procedures followed under the 401(k) Plan for crediting investment gains and losses to a participant's account under the 401(k) Plan. The Obligations are denominated and payable in United States dollars. The benchmark investment alternatives available under the Supplemental Plan are the same as the investment alternatives available under the 401(k) Plan or are in our view comparable to the investment alternatives available under the 401(k) Plan.

The following table illustrates the actuarial present value as of September 30, 2007 of benefits accumulated by the named executive officers under the Pension Plan and the SERP using the methodology required by the SEC pursuant to the Financial Accounting Standards Board (FASB) Statement 87 at the earliest unreduced retirement age under the plan.

Pension Benefits Table for Fiscal 2007

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
James A. Rubright	Rock-Tenn Company Pension Plan	8.083	$ 191,364	0
	Supplemental Executive Retirement Plan	11.083(1)	$4,919,338	0
David E. Dreibelbis	Rock-Tenn Company Pension Plan	33.417	$ 588,663	0
	Supplemental Executive Retirement Plan	33.417	$ 319,829	0
Steven C. Voorhees	Rock-Tenn Company Pension Plan	7.083	$ 98,212	0
	Supplemental Executive Retirement Plan	7.083	$ 127,744	0
Michael E. Kiepura	Rock-Tenn Company Pension Plan	12.250	$ 180,547	0
	Supplemental Executive Retirement Plan	12.250	$ 68,542	0
James L. Einstein	Rock-Tenn Company Pension Plan	9.750	$ 222,550	0
	Supplemental Executive Retirement Plan	9.750	$ 166,154	0

(1) Under the SERP benefit level 3 formula, Mr. Rubright receives three additional years of credited service in the calculation of his SERP benefits.

(2) The amounts set forth in this column were calculated using the assumptions from the corresponding end-of-year disclosure. Accrued benefits payable at age 65 were determined as of the end of the fiscal year using compensation data through September 30 that includes the current year bonuses paid after the fiscal year end. The accrued benefits were discounted back to the disclosure date with the discount rate only. Each participant is assumed to work until 65 and then retire. The discount rate used as of September 30, 2007 was 6.25%. The lump sum rate (SERP only) used as of September 30, 2007 was 4.59%. The lump sum mortality table (SERP only) used as of September 30, 2007 was the applicable table under Revenue

Potential Payments Upon Termination or Change in Control for Fiscal 2007

Name	Benefit	Before Change in Control, Termination w/o Cause	After Change in Control, Termination w/o Cause	Termination With Cause/ Resignation w/o Good Reason	Death or Disability	Change in Control
James A. Rubright	Severance(1)	$14,331,528(2)	$12,213,626(3)	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Restricted Stock(5)	$ 6,457,214	$ 7,145,034	$ 0	$ 6,457,214	$7,145,034
	SERP(6)	$ 5,123,106	$ 7,241,008(7)	$5,123,106	$ 5,123,106	$ 0
	2005 Incentive Plan	$ 1,000,000	$ 1,000,000	$ 0	$ 1,000,000	$1,000,000
	Total value:	**$26,911,848**	**$27,599,668**	**$5,123,106**	**$12,580,320**	**$8,145,034**
David E. Dreibelbis	Severance	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Restricted Stock(5)	$ 1,410,557	$ 1,927,139	$ 0	$ 1,733,509	$1,927,139
	SERP(6)	$ 360,175	$ 360,175	$ 360,175	$ 360,175	$ 0
	2005 Incentive Plan	$ 0	$ 250,000	$ 0	$ 250,000	$ 250,000
	Total value:	**$ 1,770,732**	**$ 2,537,314**	**$ 360,175**	**$ 2,343,684**	**$2,177,139**
Steven C. Voorhees	Severance	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Restricted Stock(5)	$ 1,410,557	$ 1,927,139	$ 0	$ 1,733,509	$1,927,139
	SERP(6)	$ 141,938	$ 141,938	$ 141,938	$ 141,938	$ 0
	2005 Incentive Plan	$ 0	$ 250,000	$ 0	$ 250,000	$ 250,000
	Total value:	**$ 1,552,495**	**$ 2,319,077**	**$ 141,938**	**$ 2,125,447**	**$2,177,139**
Michael E. Kiepura	Severance	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 414,663	$ 414,663	$ 0	$ 414,663	$ 414,663
	Accelerated Vesting of Restricted Stock(5)	$ 1,256,433	$ 1,773,015	$ 0	$ 1,579,385	$1,773,015
	SERP(6)	$ 78,480	$ 78,480	$ 78,480	$ 78,480	$ 0
	2005 Incentive Plan	$ 0	$ 250,000	$ 0	$ 250,000	$ 250,000
	Total value:	**$ 1,749,576**	**$ 2,516,158**	**$ 78,480**	**$ 2,322,528**	**$2,437,678**
James L. Einstein	Severance	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Restricted Stock(5)	$ 1,171,235	$ 1,541,324	$ 0	$ 1,402,604	$1,541,324
	SERP(6)	$ 170,625	$ 170,625	$ 170,625	$ 170,625	$ 0
	2005 Incentive Plan	$ 0	$ 166,500	$ 0	$ 166,500	$ 166,500
	Total value:	**$ 1,341,860**	**$ 1,878,449**	**$ 170,625**	**$ 1,739,729**	**$1,707,824**

(1) Under Mr. Rubright's employment agreement, if he is terminated for reasons other than cause (as defined in the employment agreement), death or disability before his 65th birthday, Mr. Rubright will be paid a lump sum payment in an amount equal to three times his earnings (assuming there are more than 36 months between his termination and his 65th birthday), which means the sum of his annual base pay, his recent cash bonus and his recent long-term compensation, all as further defined in the employment agreement. He also receives a payment equal to the excess of (A) the amount that would have been paid

outstanding from time to time. Each participant in the Senior Executive plan elects the amount of eligible base salary and eligible bonus to be deferred, up to 6%. Each Obligation will be payable on a date selected by us pursuant to the terms of the Supplemental Plan. The Obligations generally are payable after termination of the participant's employment or in certain emergency situations. Each participant's account will be adjusted for investment gains and losses as if the credits to the participant's account had been invested in the benchmark investment alternatives available under the Supplemental Plan in accordance with the participant's investment election or elections (or default election or elections) as in effect from time to time. All such adjustments will be made at the same time and in accordance with the same procedures followed under the 401(k) Plan for crediting investment gains and losses to a participant's account under the 401(k) Plan. The Obligations are denominated and payable in United States dollars. The benchmark investment alternatives available under the Supplemental Plan are the same as the investment alternatives available under the 401(k) Plan or are in our view comparable to the investment alternatives available under the 401(k) Plan.

The following table illustrates the actuarial present value as of September 30, 2007 of benefits accumulated by the named executive officers under the Pension Plan and the SERP using the methodology required by the SEC pursuant to the Financial Accounting Standards Board (FASB) Statement 87 at the earliest unreduced retirement age under the plan.

Pension Benefits Table for Fiscal 2007

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
James A. Rubright	Rock-Tenn Company Pension Plan	8.083	$ 191,364	0
	Supplemental Executive Retirement Plan	11.083(1)	$4,919,338	0
David E. Dreibelbis	Rock-Tenn Company Pension Plan	33.417	$ 588,663	0
	Supplemental Executive Retirement Plan	33.417	$ 319,829	0
Steven C. Voorhees	Rock-Tenn Company Pension Plan	7.083	$ 98,212	0
	Supplemental Executive Retirement Plan	7.083	$ 127,744	0
Michael E. Kiepura	Rock-Tenn Company Pension Plan	12.250	$ 180,547	0
	Supplemental Executive Retirement Plan	12.250	$ 68,542	0
James L. Einstein	Rock-Tenn Company Pension Plan	9.750	$ 222,550	0
	Supplemental Executive Retirement Plan	9.750	$ 166,154	0

(1) Under the SERP benefit level 3 formula, Mr. Rubright receives three additional years of credited service in the calculation of his SERP benefits.

(2) The amounts set forth in this column were calculated using the assumptions from the corresponding end-of-year disclosure. Accrued benefits payable at age 65 were determined as of the end of the fiscal year using compensation data through September 30 that includes the current year bonuses paid after the fiscal year end. The accrued benefits were discounted back to the disclosure date with the discount rate only. Each participant is assumed to work until 65 and then retire. The discount rate used as of September 30, 2007 was 6.25%. The lump sum rate (SERP only) used as of September 30, 2007 was 4.59%. The lump sum mortality table (SERP only) used as of September 30, 2007 was the applicable table under Revenue

Ruling 2001-62 (GAR 94). The post retirement mortality (qualified pension plan only) table used as of September 30, 2007 was RP2000 with 60% Blue Collar and 40% White Collar adjustment for males and females.

Nonqualified Deferred Compensation

The following table provides information with respect to each nonqualified deferred compensation plan that is a defined contribution plan, also called an individual account plan. The amounts shown include compensation earned and deferred in prior years, and earnings on, or distributions of, such amounts.

The column "Executive Contributions in Last Fiscal Year" indicates the aggregate amount contributed to such plans by each named executive officer during fiscal 2007.

The column "Registrant Contributions in Last Fiscal Year" indicates our aggregate contributions on behalf of each named executive officer during fiscal 2007. Generally, our contributions to nonqualified deferred compensation plans are our matching contributions to the Supplemental Plan in an amount equal to 50% of the participant's contributions to the Supplemental Plan. We also make matching contributions to the qualified 401(k) Plan, but that plan is tax qualified and, therefore, we do not include our contributions to it in this table. We include our matches to both plans in the All Other Compensation Table for Fiscal 2007 included in footnote 6 of the Summary Compensation Table for Fiscal 2007 above.

The column "Aggregate Earnings in Last Fiscal Year" indicates the total dollar amount of interest or other earnings accrued during fiscal 2007, including interest and dividends paid both above and at market rates. We pay such amounts to compensate the executive for the deferral, and we do not consider the payment of interest and other earnings at market rates to be compensation.

The column "Aggregate Balance at Last Fiscal Year-End" reports the total balance of the executive's account as of September 30, 2007.

Nonqualified Deferred Compensation Table for Fiscal 2007

Name	Executive Contributions in Last Fiscal Year(1)(2) ($)	Registrant Contributions in Last Fiscal Year(2)(3) ($)	Aggregate Earnings in Last Fiscal Year(4) ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
James A. Rubright	$100,242	$50,621	$50,534	0	$564,959
David E. Dreibelbis	$ 17,032	$ 8,516	$11,711	0	$105,042
Steven C. Voorhees	$ 37,065	$18,532	$12,177	0	$157,809
Michael E. Kiepura	$ 27,374	$13,687	$ 5,202	0	$ 51,075
James L. Einstein	$ 24,326	$12,163	$15,990	0	$150,858

(1) After each named executive officer reaches the designated maximum contribution or compensation limit under the 401(k) Plan, he may defer up to 6% of his salary and bonus pursuant to the Supplemental Plan.

(2) The amounts represent contributions made in fiscal 2007 regardless of when the amounts were earned by the applicable named executive officers.

(3) Under the Supplemental Plan, we match an amount equal to 50% of the executive's contribution. Certain amounts disclosed in this column are also disclosed in the All Other Compensation Table for Fiscal 2007 included in footnote 6 of the Summary Compensation Table for Fiscal 2007 above. The amounts disclosed in the two tables do not correspond because this table only discloses amounts contributed during fiscal 2007 and the "All Other Compensation Table for Fiscal 2007" discloses certain amount earned in fiscal 2007 but contributed in fiscal 2008.

(4) These amounts are calculated by subtracting each named executive officer's aggregate balance as of the end of fiscal 2006 and all contributions made by the applicable executive and the company from the applicable named executive officer's aggregate balance as of the end of fiscal 2007.

Potential Payments upon Termination or Change in Control

The following table summarizes the estimated payments to be made under each contract, agreement, plan or arrangement which provides for payments to a named executive officer at, following, or in connection with any termination of employment including by resignation, retirement, disability or a constructive termination of a named executive officer, or our change in control or a change in the named executive officer's responsibilities. However, in accordance with SEC regulations, we do not report any amount to be provided to a named executive officer under any arrangement which does not discriminate in scope, terms, or operation in favor of our executive officers and which is available generally to all salaried employees.

For the purpose of the quantitative disclosure in the following table, and in accordance with SEC regulations, we have assumed that the termination took place on the last business day of our most recently completed fiscal year, and that the price per share of our Common Stock is the closing market price as of that date — $28.90.

Severance. Mr. Rubright is our only NEO entitled to severance payments resulting from termination or a change in control of our company or a change in his responsibilities. Mr. Rubright will receive payments in the event of his termination or a change in control in accordance with his employment agreement as described above in the section titled ***"Compensation Discussion and Analysis — Employment Agreement with James A. Rubright"*** and under SERP, as described above in the section titled ***"Executive Compensation Tables — Retirement Plans — SERP."***

Acceleration of Stock Grants and Stock Options. All stock options held by a named executive officer at the time of his death or disability will be immediately exercisable. In the event of a change in control, any conditions to the exercise of outstanding stock options and any issuances and forfeiture conditions on outstanding stock grants issued prior to May 2007 will be deemed satisfied, and, in such event, our board of directors under certain circumstances has the right to cancel such options and stock grants after providing each employee and director a reasonable period to exercise his or her options and to take such action as necessary to receive the shares subject to any stock grant.

All unearned restricted stock held by a named executive officer will immediately vest at the time of his death or disability but will still be subject to any performance requirements connected with the applicable restricted stock. If a named executive officer, other than Mr. Rubright, is terminated for our convenience on or before June 30, 2008, any restricted stock granted to that officer in fiscal 2007 will immediately and fully vest, subject to any performance requirements, but the number of shares that the named executive officer will be entitled to will be prorated by a fraction, the numerator of which will be the number of days from April 1, 2007 until that officer's last day of employment with us, and the denominator of which will be 1,096.

Also, the restricted Tranche 1, Tranche 2 and Tranche 3 stock grants made by the compensation committee on May 10, 2007, and described above in the section titled ***"Compensation Discussion and Analysis — Long-Term Incentives — Restricted Stock and Stock Options"***, will fully vest immediately upon a change in control at the maximum pay-out of 150% of the relevant target award amount provided that the applicable named executive officer is employed by us at the time of the change in control.

2005 Incentive Plan. The grants to our named executive officers under our 2005 Incentive Plan vest at 100% maximum upon a change in control as described above. Any unvested portion of a grant to any employee who becomes disabled or dies after September 30, 2007 and prior to September 30, 2008 shall vest on the date of disability or death.

Potential Payments Upon Termination or Change in Control for Fiscal 2007

Name	Benefit	Before Change in Control, Termination w/o Cause	After Change in Control, Termination w/o Cause	Termination With Cause/ Resignation w/o Good Reason	Death or Disability	Change in Control
James A. Rubright	Severance(1)	$14,331,528(2)	$12,213,626(3)	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Restricted Stock(5)	$ 6,457,214	$ 7,145,034	$ 0	$ 6,457,214	$7,145,034
	SERP(6)	$ 5,123,106	$ 7,241,008(7)	$5,123,106	$ 5,123,106	$ 0
	2005 Incentive Plan	$ 1,000,000	$ 1,000,000	$ 0	$ 1,000,000	$1,000,000
	Total value:	**$26,911,848**	**$27,599,668**	**$5,123,106**	**$12,580,320**	**$8,145,034**
David E. Dreibelbis	Severance	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Restricted Stock(5)	$ 1,410,557	$ 1,927,139	$ 0	$ 1,733,509	$1,927,139
	SERP(6)	$ 360,175	$ 360,175	$ 360,175	$ 360,175	$ 0
	2005 Incentive Plan	$ 0	$ 250,000	$ 0	$ 250,000	$ 250,000
	Total value:	**$ 1,770,732**	**$ 2,537,314**	**$ 360,175**	**$ 2,343,684**	**$2,177,139**
Steven C. Voorhees	Severance	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Restricted Stock(5)	$ 1,410,557	$ 1,927,139	$ 0	$ 1,733,509	$1,927,139
	SERP(6)	$ 141,938	$ 141,938	$ 141,938	$ 141,938	$ 0
	2005 Incentive Plan	$ 0	$ 250,000	$ 0	$ 250,000	$ 250,000
	Total value:	**$ 1,552,495**	**$ 2,319,077**	**$ 141,938**	**$ 2,125,447**	**$2,177,139**
Michael E. Kiepura	Severance	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 414,663	$ 414,663	$ 0	$ 414,663	$ 414,663
	Accelerated Vesting of Restricted Stock(5)	$ 1,256,433	$ 1,773,015	$ 0	$ 1,579,385	$1,773,015
	SERP(6)	$ 78,480	$ 78,480	$ 78,480	$ 78,480	$ 0
	2005 Incentive Plan	$ 0	$ 250,000	$ 0	$ 250,000	$ 250,000
	Total value:	**$ 1,749,576**	**$ 2,516,158**	**$ 78,480**	**$ 2,322,528**	**$2,437,678**
James L. Einstein	Severance	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Stock Options(4)	$ 0	$ 0	$ 0	$ 0	$ 0
	Accelerated Vesting of Restricted Stock(5)	$ 1,171,235	$ 1,541,324	$ 0	$ 1,402,604	$1,541,324
	SERP(6)	$ 170,625	$ 170,625	$ 170,625	$ 170,625	$ 0
	2005 Incentive Plan	$ 0	$ 166,500	$ 0	$ 166,500	$ 166,500
	Total value:	**$ 1,341,860**	**$ 1,878,449**	**$ 170,625**	**$ 1,739,729**	**$1,707,824**

(1) Under Mr. Rubright's employment agreement, if he is terminated for reasons other than cause (as defined in the employment agreement), death or disability before his 65th birthday, Mr. Rubright will be paid a lump sum payment in an amount equal to three times his earnings (assuming there are more than 36 months between his termination and his 65th birthday), which means the sum of his annual base pay, his recent cash bonus and his recent long-term compensation, all as further defined in the employment agreement. He also receives a payment equal to the excess of (A) the amount that would have been paid

under the SERP if a change in control had occurred on his termination date and (B) the amount that is required to be paid under the SERP as of his termination date. He also receives certain insurance coverage from date of termination to age 65 which is included above assuming that the fiscal 2008 cost for such insurance continues to the date on which Mr. Rubright reaches age 65. The calculations above assume a termination date of September 30, 2007.

(2) Mr. Rubright's potential severance benefits in this column include the following amounts: lump sum payment, $12,152,585; retirement benefits, $2,117,902; and insurance, $61,041.

(3) Mr. Rubright's potential severance benefits in this column includes the following amounts: lump sum payment, $12,152,585; and insurance, $61,041.

(4) The calculation of the value of accelerated vesting of stock options is based upon the closing price of $28.90 of our Common Stock on September 28, 2007, the last trading day of our fiscal year, and the exercise price of $35.95 per share of the NEOs' stock options granted on May 10, 2007, and the exercise price of $16.46 per share of the stock options granted to Mr. Kiepura on May 8, 2006.

(5) The calculation of the value of accelerated vesting of restricted stock is based on the closing price of $28.90 of our Common Stock on September 28, 2007, the last trading day of our fiscal year, multiplied by the number of shares that would have vested on September 30, 2007 for each named executive officer upon the occurrence of the specified events. Other than Mr. Rubright who will receive the full value of his restricted stock awards under his employment agreement, the restricted stock granted to a named executive officer on May 10, 2007 will immediately and fully vest if that officer is terminated by us for our convenience. If the termination for our convenience is on or before June 30, 2008, however, the number of shares that the named executive officer will be entitled to will be prorated by a fraction, the numerator of which will be the number of days from April 1, 2007 until that officer's last day of employment with us, and the denominator of which will be 1,096. Upon a change of control, the restricted stock awards granted to the named executive officers in fiscal 2007 will vest immediately at the maximum pay-out of 150% of the relevant target award.

(6) The SERP benefit above represents the potential payments from the SERP as of the end of fiscal 2007. These benefit payments were based on the accrued benefits at September 30, 2007 and were converted to lump sum amounts using the August 2007 ten-year Treasury rate of 4.67% as outlined in the SERP.

(7) The SERP benefit level 3, for which Mr. Rubright is eligible, provides that in the event of a termination upon a change in control when the participant is age 60 or older, the participant will be deemed to have 15 years of benefit service for purposes of determining his benefit on the change in control date.

CERTAIN TRANSACTIONS

J. Hyatt Brown, a director of our company, is chairman, chief executive officer and a shareholder of Brown & Brown, Inc., the insurance agency that brokers a portion of the insurance for our company. During fiscal 2007, Brown & Brown, Inc. received approximately $4,479,756 for property and casualty insurance premiums brokered by Brown & Brown, Inc. These payments to Brown & Brown, Inc. are for premium payments that Brown & Brown, Inc. pays to various insurance providers on our behalf. For the fiscal year ending September 30, 2007, we paid Brown & Brown, Inc. approximately $500,000, inclusive of fees for services and commissions paid.

Administration of Related-Party Transactions

We require that each executive officer, director and director nominee complete an annual questionnaire and report all transactions with us in which such persons (or their immediate family members) had or will have a direct or indirect material interest (except for salaries, directors' fees and dividends on our stock). Management reviews responses to the questionnaires and, if any such transactions are disclosed, they are reviewed by the Corporate Governance and Nominating Committee as to directors and director nominees or by the Audit Committee as to executive officers. Our executive officers, directors and director nominees have rarely engaged in any such transactions with us, however. We do not have a formal written policy for approval or ratification of such transactions. Directors' responses to the questionnaires are reviewed annually by the

board of directors for the purpose of assessing independence under our Corporate Governance Guidelines, applicable rules and regulations of the Securities and Exchange Commission and the corporate governance standards of the NYSE, and we review all responses to insure that any transactions adhere to the standards set forth in above-referenced guidelines and standards as well as our various codes of conduct.

REPORT OF THE AUDIT COMMITTEE

The audit committee, which operates under a written charter adopted by our board of directors, is composed of independent directors (as defined in the listing standards applicable to the NYSE) and oversees on behalf of the board of directors our company's financial reporting process and system of internal control over financial reporting. A copy of the audit committee charter is available on our Internet website at *www.rocktenn.com*. Our management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. In fulfilling its oversight responsibilities, the audit committee reviewed and discussed with management the audited financial statements to be included in the annual report on Form 10-K for the fiscal year ended September 30, 2007, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The committee discussed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our company's accounting principles and such other matters as are required to be discussed with the audit committee under generally accepted auditing standards (including Statement on Auditing Standards 61 (Communication with Audit Committees)) and applicable law.

In addition, the independent registered public accounting firm provided to the audit committee the written disclosures and the letter regarding its independence from management and our company as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The audit committee discussed this information with the independent registered public accounting firm.

The audit committee discussed with our company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The audit committee meets with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of our company's internal controls, and the overall quality of our company's financial reporting. The audit committee held six meetings during fiscal 2007. The audit committee was updated no less than quarterly on management's process to assess the adequacy of our company's system of internal control over financial reporting, the framework used to make the assessment and management's conclusions on the effectiveness of our internal control over financial reporting. The audit committee also discussed with the independent auditor our company's internal control assessment process, management's assessment with respect thereto and the independent auditor's evaluation of our system of internal control over financial reporting.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors (and the board approved) that the audited financial statements be included in the annual report on Form 10-K for the fiscal year ended September 30, 2007, for filing with the SEC.

John W. Spiegel, chairman, audit committee
Stephen G. Anderson, audit committee member
Robert B. Currey, audit committee member
James E. Young, audit committee member

The foregoing report should not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed to be soliciting material or to be filed under such Acts.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fees

The following table presents fees billed for professional services rendered by our independent registered public accounting firm, Ernst & Young LLP, and its affiliates (which we refer to collectively as **"Ernst & Young"**), for the fiscal years ended September 30, 2007, and September 30, 2006.

	2006(5)	2007(5)
Audit fees(1)	$2,337,500	$2,201,373
Audit-related fees(2)	$ 83,000	$ 63,500
Tax fees(3)	$ 82,679	$ 538,600
All other fees(4)	—	—
Total fees paid to auditor	$2,503,179	$2,803,473

(1) Audit fees consist primarily of fees related to professional services rendered for the audit of our annual financial statements included in our Form 10-K and the review of interim financial statements included in our quarterly reports on Form 10-Q, accounting consultations to the extent necessary for Ernst & Young to fulfill their responsibility under generally accepted auditing standards, as well as services in connection with other statutory and regulatory filings.

(2) Audit-related fees consist of fees related to professional services rendered for assurance and related services that are reasonably related to the performance of the audit or review of our annual financial statements that are not included in the amounts disclosed as audit fees above. For fiscal 2007 and 2006, these fees relate primarily to due diligence services with respect to our acquisitions and potential acquisitions.

(3) Tax fees consist primarily of fees related to professional services rendered for tax compliance, tax advice, and tax planning.

(4) All other fees, if any, consist primarily of fees related to products and professional services that are not included in the amounts disclosed in the three other categories above. Ernst & Young did not perform any such services during these periods.

(5) All of such Audit fees, Audit-related fees, and Tax fees that Ernst & Young billed for professional services were pre-approved by the audit committee or were otherwise pre-approved in accordance with our pre-approval policy described below.

Audit Committee Pre-Approval of Services by the Independent Registered Public Accounting Firm

In accordance with its pre-approval policy, its charter and applicable rules and regulations adopted by the SEC, our audit committee reviews and pre-approves the terms of all audit services provided to us as well as all permissible audit-related and non-audit services to be provided by our independent registered public accounting firm. Unless a service to be provided by our independent registered public accounting firm has received general pre-approval under the pre-approval policy, it requires specific pre-approval by our audit committee or the chairman of our audit committee before the commencement of each service. The term of any pre-approval is twelve months, unless the audit committee specifically provides for a different period.

In determining whether to pre-approve services, the audit committee is generally guided by the following principles. The independent registered public accounting firm engaged to perform audit work necessary for us to file required reports under the Exchange Act may not perform a service that: (1) impairs the independent registered public accounting firm's independence; (2) creates a mutual or conflicting interest between the independent registered public accounting firm and us; (3) places the independent registered public accounting firm in the position of auditing its own work; or (4) results in the independent registered public accounting firm acting as management or an employee of our company.

The audit committee does not delegate its responsibilities to pre-approve services performed by the independent registered public accounting firm to our management. However, the audit committee has

appointed our chief accounting officer to assist it in monitoring compliance with the pre-approval policy, including ensuring whether the necessary pre-approvals from the audit committee or the chairman of our audit committee have been obtained and that the services carried out under the pre-approval policy is appropriately reported periodically (but not less than annually).

The audit committee will review and revise the pre-approval policy on a periodic basis (not less than annually) and update it as necessary based on subsequent determinations.

Engagements for our annual audit and quarterly reviews required under the Exchange Act (including the audit of internal control over financial reporting), and statutory or employee benefit plan audits are reviewed and pre-approved annually by the audit committee. The nature and dollar value of services provided under these engagements are periodically reviewed with the audit committee as changes in terms, conditions and fees resulting from changes in audit scope, our structure, or other matters occur.

The following services, consistent with the nature of services previously provided to us, are pre-approved under the pre-approval policy. All other audit, audit-related and non-audit services must be specifically pre-approved by the audit committee or the chairman of our audit committee prior to the commencement of each service.

- Work associated with registration statements under the Securities Act;
- statutory audits, employee benefit plan audits or other financial audit work required for non-U.S. subsidiaries that are not required for the Exchange Act audit;
- due-diligence work for potential acquisitions or dispositions, which includes financial, accounting, and tax procedures relating to the parties to the contemplated transaction and performance of audit and/or review procedures as of the closing date of the transaction as well as assistance and planning with the tax aspect of transactions, but not including preparing valuations, financial models, "fairness opinions," actuarial reports or any other services prohibited by rules or regulations;
- attestation services;
- advice and consultation as to proposed or newly adopted accounting and auditing standards and interpretations, and as to financial accounting and disclosure requirements imposed by the SEC and other regulatory agencies and professional standard setting bodies;
- assistance and consultation as to questions from us, including comments or inquiries made by the SEC or other regulatory agencies;
- access to Ernst &Young's Internet-based accounting and reporting resources;
- assistance to us with understanding our internal control review and reporting obligations and, if requested, under the supervision of our management assisting us in the documentation of our internal controls and processes, not including the performance of any management review, evaluation or testing of internal controls for the purposes of management's assertions about the effectiveness of internal controls;
- review of our information systems security and controls;
- preparation and/or review of tax returns (including amended returns and refund claims) to be filed by us with federal, state, local or foreign jurisdictions and related tax services, which includes assistance with audits and notices, voluntary disclosure and amnesty programs, estimated payment and extension calculations, tax projections, allocations and analytical review calculations and tax accounting method changes, statutory incentive credit assistance, transfer pricing analysis, inventory related calculations and assistance, fixed asset and depreciation assistance and cost segregation studies (but in no circumstances computing depreciation or maintaining our related records), analysis of tax legislation, and pronouncements, expatriate tax services and consultation and responses to questions from us regarding the tax implications of various items;
- international tax planning, including foreign tax credit and cash repatriation planning; and

- general federal, state, and international tax planning and advice.

For the services receiving the general pre-approval under the pre-approval policy that are listed above, any individual engagement with an estimated cost of more than $37,500 must nevertheless be specifically pre-approved by the audit committee or its chairman before the commencement of the engagement. In addition, further audit committee pre-approval is required if the aggregate fees for such engagements would exceed $75,000. The audit committee at its next regularly scheduled meeting will review services performed pursuant to the general pre-approvals granted under the pre-approval policy and services pre-approved by the chairman of our audit committee. In addition, the nature and dollar value of services performed under the general pre-approval guidelines are reviewed with the audit committee on an at least an annual basis.

Our independent registered public accounting firm may not perform any service that is proscribed by law, regulation, the NYSE or regulatory authorities or organizations charged with oversight of the accounting and auditing profession. Specifically, the following non-audit services are prohibited by our pre-approval policy:

- bookkeeping or other services related to our accounting records or financial statements;
- financial information systems design and implementation;
- appraisal or valuation services, fairness opinions or contribution-in-kind reports;
- actuarial services;
- internal audit outsourcing services;
- management functions or human resources;
- broker-dealer, investment adviser or investment banking services;
- legal services and expert services unrelated to the audit; and
- personal tax services for individuals in a financial reporting oversight role.

The audit committee, based on the guiding principles set forth above, may prohibit other services.

The fees charged by our independent registered public accounting firm must be based on time and expense incurred to perform its services, and in no event will fees be "contingency" based.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ITEM 2

The audit committee of the board of directors selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2008. Although we are not required to submit this matter to you, the board of directors believes that it is good corporate governance to do so. This proposal asks you to ratify this selection. If the appointment of Ernst & Young is not ratified by you, the audit committee will reconsider the appointment. Representatives of Ernst & Young are expected to be present at the annual meeting. They will have the opportunity to make a statement if they so desire, and they will be available to respond to appropriate questions that you may have.

Pursuant to the rules and regulations of the SEC, the audit committee has the direct responsibility to appoint, retain, fix the compensation and oversee the work of our independent registered public accounting firm. Consequently, the audit committee will consider the results of the shareholder vote on ratification but will exercise its judgment, consistent with its primary responsibility, on the appointment and retention of our independent public registered accounting firm, and the appointment of Ernst & Young will be subject to the audit committee and Ernst & Young reaching agreement on satisfactory terms of the appointment.

Expenses of Solicitation

We will bear the cost of solicitation of proxies by the board of directors in connection with the annual meeting. We will reimburse brokers, fiduciaries and custodians for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of Common Stock held in their names.

By Order of the Board of Directors



Robert B. McIntosh
Secretary

Our Annual Report to Shareholders for fiscal 2007, which includes audited financial statements, accompanies this proxy statement. The Annual Report does not form any part of the material for the solicitation of proxies.

- general federal, state, and international tax planning and advice.

For the services receiving the general pre-approval under the pre-approval policy that are listed above, any individual engagement with an estimated cost of more than $37,500 must nevertheless be specifically pre-approved by the audit committee or its chairman before the commencement of the engagement. In addition, further audit committee pre-approval is required if the aggregate fees for such engagements would exceed $75,000. The audit committee at its next regularly scheduled meeting will review services performed pursuant to the general pre-approvals granted under the pre-approval policy and services pre-approved by the chairman of our audit committee. In addition, the nature and dollar value of services performed under the general pre-approval guidelines are reviewed with the audit committee on an at least an annual basis.

Our independent registered public accounting firm may not perform any service that is proscribed by law, regulation, the NYSE or regulatory authorities or organizations charged with oversight of the accounting and auditing profession. Specifically, the following non-audit services are prohibited by our pre-approval policy:

- bookkeeping or other services related to our accounting records or financial statements;
- financial information systems design and implementation;
- appraisal or valuation services, fairness opinions or contribution-in-kind reports;
- actuarial services;
- internal audit outsourcing services;
- management functions or human resources;
- broker-dealer, investment adviser or investment banking services;
- legal services and expert services unrelated to the audit; and
- personal tax services for individuals in a financial reporting oversight role.

The audit committee, based on the guiding principles set forth above, may prohibit other services.

The fees charged by our independent registered public accounting firm must be based on time and expense incurred to perform its services, and in no event will fees be "contingency" based.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ITEM 2

The audit committee of the board of directors selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2008. Although we are not required to submit this matter to you, the board of directors believes that it is good corporate governance to do so. This proposal asks you to ratify this selection. If the appointment of Ernst & Young is not ratified by you, the audit committee will reconsider the appointment. Representatives of Ernst & Young are expected to be present at the annual meeting. They will have the opportunity to make a statement if they so desire, and they will be available to respond to appropriate questions that you may have.

Pursuant to the rules and regulations of the SEC, the audit committee has the direct responsibility to appoint, retain, fix the compensation and oversee the work of our independent registered public accounting firm. Consequently, the audit committee will consider the results of the shareholder vote on ratification but will exercise its judgment, consistent with its primary responsibility, on the appointment and retention of our independent public registered accounting firm, and the appointment of Ernst & Young will be subject to the audit committee and Ernst & Young reaching agreement on satisfactory terms of the appointment.

Recommendation of the Board of Directors

The board of directors recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of the company. Proxies returned without instructions will be voted FOR the ratification of the E&Y Appointment.

OTHER MATTERS

The board of directors knows of no other matters that will be brought before the annual meeting. If other matters are introduced, the persons named in the proxy as the proxy holders will vote on such matters in their discretion.

ADDITIONAL INFORMATION

Section 16 (a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our officers and directors and persons who beneficially own more than 10% of our Common Stock file with the SEC certain reports, and to furnish copies thereof to us, with respect to each such person's beneficial ownership of our equity securities. Based solely upon a review of the copies of the reports furnished to us and certain representations of these persons, all of these persons timely complied with the applicable reporting requirements except as follows:

- Mr. Dreibelbis was late in filing his Form 4 with respect to the sale of shares in connection with the exercise of stock options;
- Mr. Hopkins was late in filing his Form 4 with respect to the transfer and sale of shares;
- Mr. Einstein was late in filing his Form 4 with respect to the sale of shares in connection with the exercise of stock options; and
- Mr. Spiegel was late in filing his Form 4 with respect to the sale of shares.

Annual Report on Form 10-K

We will provide without charge, at the written request of any shareholder of record as of November 30, 2007, a copy of our annual report on Form 10-K, including the financial statements and financial statement schedule, as filed with the SEC, excluding exhibits. We will provide copies of the exhibits to eligible shareholders making such a request. We may impose a reasonable fee for providing the exhibits. Requests for copies of our annual report on Form 10-K should be mailed to: Rock-Tenn Company, 504 Thrasher Street, Norcross, Georgia 30071, Attention: Corporate Secretary. You may also access a copy of our annual report via the Internet by visiting our website located at *www.rocktenn.com.*

Shareholder Nominations for Election of Directors

Under our bylaws, only persons nominated in accordance with certain procedures will be eligible for election as directors. Shareholders are entitled to nominate persons for election to the board of directors only if both (1) the shareholder is otherwise entitled to vote generally in the election of directors, and (2) the shareholder sends timely notice of the nomination in writing to our Corporate Secretary.

All proposals should be addressed to Rock-Tenn Company, 504 Thrasher Street, Norcross, Georgia 30071, Attention: Corporate Secretary. To be timely, a shareholder's notice must be received at our principal executive offices not less than 90 days and no more than 120 days prior to the meeting. Next year's annual meeting of shareholders is currently scheduled for January 23, 2009, so shareholders must submit nominations no earlier than the close of business on September 25, 2008, and no later than the close of business on October 25, 2008.

If we give less than 100 days' notice or prior public disclosure of the date of the annual meeting to shareholders, we must receive notice from the shareholder no later than the close of business on the 10th day following the day on which we mailed such notice or made such public disclosure of the date of the meeting, whichever occurs first.

The shareholder's notice must set forth for each person to be nominated for election as a director all of the following:

- All information that is required to be disclosed in connection with the solicitation of proxies for the election of directors pursuant to Regulation 14(a) under the Exchange Act or any other proxy rules promulgated by the SEC.
- The signed consent of the proposed nominee to serve as a director if elected.
- The name and address of the proposed nominee.
- A description of all arrangements or understandings between the shareholder and the nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder.
- The total number of shares of Common Stock that such shareholder believes will be voted for the proposed nominee.

The shareholder's notice must also set forth, with respect to the shareholder giving such notice, all of the following:

- A representation that the shareholder is a holder of record of Common Stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the proposed nominee.
- The name and address of the shareholder, as they appear on our company's books.
- The total number of shares of Common Stock beneficially owned by the shareholder and how long the shareholder has owned such shares.

We may require any proposed nominee to furnish such other information as may reasonably be required by us to determine the eligibility of such proposed nominee to serve as a director.

Shareholder Proposals

Bylaw Provisions. In accordance with our bylaws, a shareholder who desires to present a proposal for consideration at our 2009 annual meeting of shareholders must deliver the proposal to our Corporate Secretary so that it is received no earlier than the close of business September 25, 2008, and no later than the close of business on October 25, 2008. However, if we give less than 100 days' notice of our 2009 annual meeting of shareholders, then shareholder proposals intended to be presented at the meeting but not to be included in the board's proxy materials must be received no later than 10 days after notice of the date of the 2009 annual meeting is mailed or the day on which public disclosure of the meeting date is made. The submission should include the proposal and a brief statement of the reasons for it, the name and address of the shareholder (as they appear in our stock transfer records), the number of shares of Common Stock beneficially owned by the shareholder and a description of any material direct or indirect financial or other interest that the shareholder (or any affiliate or associate) may have in the proposal. Proposals should be addressed to Rock-Tenn Company, 504 Thrasher Street, Norcross, GA 30071, Attention: Corporate Secretary.

Inclusion in Next Year's Proxy Statement. Notwithstanding the bylaw provisions, a shareholder who desires to have his or her proposal included in next year's proxy statement must deliver the proposal to our principal executive offices (at the address noted above) no later than the close of business on August 23, 2008.

Expenses of Solicitation

We will bear the cost of solicitation of proxies by the board of directors in connection with the annual meeting. We will reimburse brokers, fiduciaries and custodians for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of Common Stock held in their names.

By Order of the Board of Directors



Robert B. McIntosh
Secretary

Our Annual Report to Shareholders for fiscal 2007, which includes audited financial statements, accompanies this proxy statement. The Annual Report does not form any part of the material for the solicitation of proxies.



ROCK-TENN COMPANY

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 2:00 a.m., Eastern Time, on January 25, 2008.



Vote by Internet

- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured website.



Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.



Annual Meeting Proxy Card





▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Item 1 and 2.

1. To elect five (5) directors:

	For	Withhold		For	Withhold		For	Withhold
01 - J. Hyatt Brown	☐	☐	02 - Robert M. Chapman	☐	☐	03 - Russell M. Currey	☐	☐
04 - G. Stephen Felker	☐	☐	05 - Bettina M. Whyte	☐	☐			

+

	For	Against	Abstain
2. To ratify the appointment of Ernst & Young LLP to serve as the independent registered public accounting firm of Rock-Tenn Company.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please be sure to sign and date the proxy. Please sign exactly as your name or names appear hereon. For more than one owner, each should sign. When signing in a fiduciary or representative capacity, please give full title. If a corporation submits this proxy, it should be executed in the full corporate name by a duly authorized officer; if a partnership, please have it signed in partnership name by an authorized person.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X RKT2



001CD40033 00TFMB

015917_COMPANY_BLANKS_1_1214142448/000016/000016/i

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼



ROCK-TENN COMPANY

Proxy — ROCK-TENN COMPANY

PROXY FOR CLASS A COMMON STOCK PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS ON JANUARY 25, 2008

The undersigned hereby appoints James A. Rubright and Steven C. Voorhees and each of them, proxies, with full power of substitution and resubstitution, for and in the name of the undersigned, to vote all shares of Class A Common Stock of Rock-Tenn Company that the undersigned would be entitled to vote if personally present at the annual meeting of shareholders to be held on January 25, 2008, at 9:00 a.m., local time, at the Northeast Atlanta Hilton at Peachtree Corners, 5993 Peachtree Industrial Boulevard, Norcross, Georgia 30092, or at any adjournment thereof, upon the matters described in the accompanying Notice of Annual Meeting of Shareholders and proxy statement, receipt of which is hereby acknowledged, and upon any other business that may properly come before the annual meeting or any adjournment thereof. Said proxies are directed to vote on the matters described in the Notice of Annual Meeting of Shareholders and proxy statement as follows, and otherwise in their discretion upon such other business as may properly come before the meeting or any adjournment thereof.

Unless you are voting via the Internet or by telephone, please complete, date and sign this proxy and return it promptly in the enclosed envelope, whether or not you plan to attend the annual meeting on January 25, 2008. If you attend the annual meeting, you may vote in person if you wish, even if you have previously returned your proxy or voted via the Internet or by telephone.

THIS PROXY WILL BE VOTED AS DIRECTED, OR, IF NO DIRECTION IS INDICATED, WILL BE VOTED FOR ITEM 1 AND ITEM 2 AND IN THE DISCRETION OF THE PROXY HOLDERS WITH RESPECT TO ANY OTHER MATTER.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE .

Proxy card must be signed and dated on the reverse side.

(Continued on other side)

Shareholder Information

HOME OFFICE
504 Thrasher Street
Norcross, Georgia 30071
770-448-2193

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02041
800-568-3476

INVESTOR RELATIONS
Investor Relations Department
Rock-Tenn Company
504 Thrasher Street
Norcross, Georgia 30071
678-291-7900
Fax: 678-291-7899

AUDITORS
Ernst & Young LLP
55 Ivan Allen Jr. Boulevard
Suite 1000
Atlanta, Georgia 30308

DIRECT DEPOSIT OF DIVIDENDS
Rock-Tenn shareholders may have their quarterly cash dividends automatically deposited to checking, savings or money market accounts through the automatic clearinghouse system. If you wish to participate in the program, please contact:

Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02041
800-568-3476

ANNUAL MEETING
Northeast Atlanta Hilton
5993 Peachtree Industrial Boulevard
Norcross, Georgia 30092
January 25, 2008 at 9:00 a.m.

COMMON STOCK
Rock-Tenn common stock trades on the New York Stock Exchange under the symbol RKT.

As of November 1, 2007, there were approximately 289 shareholders of record.*

**The number of shareholders of record only includes a single shareholder, Cede & Co., for all of the shares held by our shareholders in individual brokerage accounts maintained at banks, brokers and institutions.*

Price Range of Common Stock

	FISCAL 2007		FISCAL 2006	
	HIGH	LOW	HIGH	LOW
First Quarter	$28.50	$19.33	$15.12	$11.70
Second Quarter	$35.54	$26.91	$15.19	$12.54
Third Quarter	$43.22	$31.51	$16.74	$13.88
Fourth Quarter	$37.19	$23.54	$20.75	$15.37

STOCK PERFORMANCE GRAPH

The graph below reflects cumulative shareholder return (assuming the reinvestment of dividends) on our Common Stock compared to the return on the S&P 500 Index and our Industry Peer Group. The graph reflects the investment of $100 September 30, 2002 in our Common Stock, the S&P 500 Index and our Industry Peer Group and the reinvestment of dividends. In 2006, we used the S&P Paper Products Index and the S&P Paper Packaging Index which are noted in the table below; however, we have replaced these with our Industry Peer Group, which we have set forth below for all the periods shown. We believe that our Industry Peer Group, which consists of our primary competitors that are public companies, and which we use for comparison purposes in setting executive compensation, represents a more accurate investment comparison than the indices we previously used.[1]

Comparison of 5-Year Cumulative Total Return[2]



250
200
150
100
50
9/30/02
9/30/03
9/30/04
9/30/05
9/30/06
9/30/07

Fiscal Year	9/02	9/03	9/04	9/05	9/06	9/07
☐ Rock-Tenn Company	$ 100.00	$ 96.78	$ 106.86	$ 105.36	$ 141.46	$ 209.21
■ S&P 500	100.00	124.40	141.65	159.01	176.17	205.13
S&P Paper Packaging	100.00	148.44	174.13	190.32	217.04	234.02
S&P Paper Products	100.00	132.41	158.00	132.34	164.63	178.36
▣ Peer Group	100.00	120.74	141.71	114.30	129.41	140.93

1. Peer Group includes Caraustar Industries Inc., Cascades Corp., Chesapeake Corp., Graphic Packaging Corp., International Paper Company, MeadWestvaco Corp., Smurfit-Stone Container Corp., Sonoco Products Co. and Temple-Inland Inc. Cumulative total return is weighted according to the respective issuer's stock market capitalization at the beginning of each period for which the return is indicated.
2. $100 invested on 9/30/02 in stock or index – including reinvestment of dividends. Fiscal year ending September 30.

designed and produced by see see eye / Atlanta

Rock-Tenn provides superior paperboard and marketing and packaging solutions for consumer product companies at very low costs. We attract talented, highly motivated people who want to apply their talents to build a great company. We are committed to relentless performance and to:

- Exceeding our customers' expectations every time
- Encouraging and rewarding employee excellence
- Creating long-term shareholder value



ROCK-TENN COMPANY

504 Thrasher Street
Norcross, Georgia 30071
770-448-2193
www.rocktenn.com

END